Lesaka



Lesaka Technologies, Inc.

Annual Report 2025

Lesaka Technologies, Inc. Executive Chairman's Letter for 2025 Annual Report

FY2025 was another pivotal year for Lesaka as we advanced our mission to build Africa's leading financial technology platform and pioneer the digitization of our markets. Each year brings us closer to this goal, supported by continued financial progress, strategic execution, and a growing culture of innovation.

From a financial performance perspective, we ended the year with Revenue of $659.7 million (ZAR 12.0 billion), and Net Revenue of $291.2 million (ZAR 5.3 billion)[1]. Our Group Adjusted EBITDA[1] of $50.7 million (ZAR 922.2 million) for the year is in line with our guidance. Our Adjusted Earnings[1] for the year of $10.4 million (ZAR 186.2 million) was up substantially from $2.9 million (ZAR 51.3 million) last year and resulted in Adjusted Earnings[1] per share growing from $0.04 (ZAR 0.80) to $0.13 (ZAR 2.29).

From a balance sheet perspective, in February 2025 we refinanced our existing debt facilities and expanded our banking relationships to include both RMB and Investec. Our Gross Debt increased as we raised debt to fund acquisitions and our Net Debt[1] to EBITDA ratio of 2.2x, on an annualized FY2025 Q4 basis, positions us well to reach our leverage target of below 2x.

From an M&A perspective, we expanded our platform through three acquisitions. In October 2024 we completed the ZAR 1.7 billion acquisition of Adumo. In March 2025, we completed the ZAR 507 million acquisition of Recharger. In June 2025, we announced the ZAR 1.1 billion acquisition of Bank Zero and we sold our entire stake in MobiKwik for ZAR 290 million. These transactions deepen our capabilities and expand our market reach across consumers, merchants, and enterprises.

We continued to invest in our people by augmenting our executive team, launching our graduate programme and implementing an employee share ownership plan to align value creation across the organization. We strive to be the employer of choice for those driven by mission and purpose.

We took a leadership role in industry collaboration through the launch of the Association of South African Payment Providers ("ASAPP") in January 2025 with Lincoln Mali assuming the associations presidency, to work in closer collaboration with regulators and industry stakeholders. In March 2025 we hosted our inaugural Investor Day to better explain our business and the opportunity to the investment community.

Operationally our three business segments are at different stages of evolution. Our Merchant Segment ("Merchant") has grown materially, through both acquisition and scale. The businesses within Merchant are still being integrated and the focus in the short term will be on completing that process and unit economics, after which we expect to see an acceleration in organic growth. Our Consumer Segment ("Consumer") delivered another exceptional year. We repositioned our Enterprise Segment ("Enterprise") for sustainable growth after a strategic restructuring and investment in building leading enterprise business to form the third pillar of the Lesaka platform. This included the closure of non-core business units and the acquisition of Recharger. We could already see this bearing fruit in the fourth quarter of FY2025. Enterprise will be a material Group Adjusted EBITDA contributor to the Group and driver of growth in the year ahead.

We go into FY2026 excited at the prospects for Lesaka. Clearly one of the most significant events for the company is the expected completion of the Bank Zero transaction. Bank Zero is a South African neo-bank with a modern proprietary, scalable technology stack with a very efficient cost structure that relies on digital onboarding. We do not believe there is a more efficient banking operation in the country nor one that that has less third party dependencies on its platform. The transaction is, in fact, more an augmentation of capabilities and team than an acquisition, in that the purchase consideration is predominantly being settled in Lesaka shares and the Bank Zero team will be joining Lesaka. They saw an ability for us to accelerate their growth given our distribution and complementary product offering just as we see their ability to accelerate ours. It is an exceptional, experienced and entrepreneurial team who share our desire to change the game and better serve consumers and merchants in our country.

The size of the prize is big. I think it is easiest to think of the rationale for the transaction in three buckets. Firstly, the addition of Bank Zero will improve our existing value proposition, especially in Consumer. This is both in terms of the product we can offer and the cost. From a product perspective, we should reduce dependencies on third parties, improve our responsiveness to clients, increase availability, reduce friction and expand the range of customers we can address. In terms of cost, we currently have expenses we incur associated with bank sponsorship both in terms of direct fees and indirectly in foregone interest, or float revenue, which have a negative drag on our profits. Secondly, the acquisition will increase the range of products that we can offer. Notably we will be able to offer banking services to our merchant base and to enterprise customers, cross-selling banking into our merchant base and supporting, fintechs and others, with an 'alliance banking' offering that is poorly catered for in the South African market. Bank Zero is in the process of applying for a Forex License, pending approval, which would open cross-border opportunities for our customers. Thirdly, following completion of the transaction, we believe we can reduce gross debt by approximately ZAR 1 billion by holding a substantial portion of the Consumer and Merchant lending books in the bank. This provides greater flexibility in expanding our lending books and doing so at a lower cost, as we build customer deposits.

---

[1] Net Revenue, Adjusted Earnings and Adjusted Earnings per shares are non-GAAP measures. Refer below for a discussion regarding these non-GAAP measures. Refer also below and to Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations—Use of non-GAAP measures of our Annual Report on Form 10-K for a discussion regarding our non-GAAP measures and a reconciliation of Group Adjusted EBITDA to the comparable GAAP measure.

Evolving our business into FY2026, other key corporate developments include the coming year will be the consolidation of our office and brand footprint.

We currently have more than 40 offices in the group, outside of our branch network, and several brands across the group. We will be rationalizing our offices over this financial year to less than 20, with a particular focus on consolidating our office environments in Johannesburg, Cape Town and Durban, the three cities where we have the greatest number of employees. We are in the process of consolidating our brands and excited for the unveil of a substantially refreshed Lesaka brand, aligning our representation to stakeholders, employees and customers across the segments we address, and also allowing us to concentrate marketing resource and spend. We will also increase our investment in brand visibility and customer growth initiatives to drive the next phase of our evolution.

We have the team, the assets, and the market opportunity. We look forward to executing against this potential over the coming year and continue to drive value for the consumers, merchants and enterprises we serve, as well as create lasting value for our shareholders.

Sincerely,

Ali Mazanderani
Executive Chairman

Financial results at a glance

Consolidated results
(in United States dollar thousands, except percentages, per share data and number of employees)

	Year Ended June 30				
	2025	**2024**	**2023**	**2022**	**2021**
Revenue	**659,701**	564,222	527,971	222,609	130,786
Group Adjusted EBITDA	**50,688**	36,936	24,830	(21,570)	(42,563)
Operating (loss) income	**(27,100)**	3,590	(15,347)	(40,195)	(53,872)
Operating (loss) income margin	**(4%)**	1%	(3%)	(18%)	(41%)
Net loss Lesaka	**(87,504)**	(17,440)	(35,074)	(43,876)	(38,057)
Loss per share:					
Basic ($)	**(1.14)**	(0.27)	(0.56)	(0.75)	(0.67)
Diluted ($)	**(1.14)**	(0.27)	(0.56)	(0.75)	(0.67)
Adjusted net income (loss)[2]	**10,361**	2,878	(8,906)	(28,657)	(49,516)
Adjusted earnings (loss) per share:					
Basic ($)[2]	**0.13**	0.04	(0.16)	(0.50)	(0.87)
Number of employees	**3,712**	2,522	2,296	2,650	3,075
Cash flows (used in) provided by operating activities	**(9,122)**	28,789	410	(37,198)	(58,371)
Cash and cash equivalents	**76,639**	65,918	58,632	104,800	232,485
Total assets	**653,710**	558,450	542,234	656,565	453,678
Total equity	**165,585**	175,857	179,478	234,920	290,213

Operating segments information
(in United States dollar thousands)

Refer to Note 21 in our audited consolidated financial statements for additional information and Item 7 of our Annual Report on Form 10-K included in this Annual Report for a detailed discussion of our results per operating segment.

	Year ended June 30,				
Operating Segment	**2025 $ '000**	**% of total**	**2024 $ '000**	**% of total**	**% change**
Consolidated revenue:					
Merchant	526,598	80%	459,790	81%	15%
Consumer	96,008	15%	69,211	12%	39%
Merchant	42,556	6%	46,897	8%	(9%)
Subtotal: Operating segments	665,162	101%	575,898	101%	15%
Corporate/Eliminations	(5,461)	(1%)	(11,676)	(1%)	(53%)
Total consolidated revenue	659,701	100%	564,222	100%	17%
Group Adjusted EBITDA:					
Merchant	36,195	71%	29,170	79%	24%
Consumer	23,949	47%	12,679	34%	89%
Merchant	1,287	3%	2,931	8%	(56%)
Group costs	(10,743)	(21%)	(7,844)	(21%)	37%
Group Adjusted EBITDA	50,688	100%	36,936	100%	37%

---

[2] Adjusted net income, earnings per share and Group Adjusted EBITDA are non-GAAP measures. Refer to —"Forward looking statements and use of non-GAAP measures—Use of non-GAAP measures in this Annual Report" for further information regarding these non-GAAP measures.

Forward looking statements and use of non-GAAP measures

Forward looking statements

This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. For more information about the factors that could cause our actual results to differ materially from current expectations, you should refer to the section entitled "Risk Factors" in our 2025 Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q that we file from time to time with the United States Securities and Exchange Commission.

Use of non-GAAP measures in this Annual Report

US securities laws require that when we publish any non-GAAP measures, we disclose the reason for using the non-GAAP measure and provide a reconciliation to the directly comparable GAAP measure. The presentation of net revenue, Group Adjusted EBITDA adjusted net (loss) income and adjusted (loss) earnings per share, headline (loss) earnings per share ("HEPS") and net debt are non-GAAP measures.

Why we use non-GAAP measures

We believe that the use of Net Revenue is meaningful to users of financial information because it seeks to eliminate the impact of the change in the revenue mix from the revenue categories over the periods presented. Management believes that the Group Adjusted EBITDA metrics, adjusted net (loss) income, (loss) earnings per share and enhances its own evaluation, as well as an investor's understanding, of our financial performance.

The inclusion of HEPS is a requirement of our listing on the JSE. HEPS basic and diluted is calculated using net (loss) income which has been determined based on GAAP. Accordingly, this may differ to the headline (loss) earnings per share calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework, including but not limited to, International Financial Reporting Standards.

How we calculate our non-GAAP measures

Revenue is the financial measure calculated in accordance with GAAP that is most directly comparable to net revenue. Net Revenue is calculated as revenue presented under GAAP less (i) the cost of Pinned Airtime sold by us, and (ii) commissions paid to third parties selling all other agency-based pre-paid solutions (including Pinless Airtime, electricity and other products) provided through our distribution channels.

Adjusted net (loss) income and (loss) earnings per share is GAAP net (loss) income and (loss) earnings per share adjusted for (1) the amortization of acquisition-related intangible assets (net of deferred taxes), (2) stock-based compensation charges and (3) unusual non-recurring items (refer to captions included in the table below).

Group Adjusted EBITDA is net loss before interest, taxes, depreciation and amortization, adjusted for non-operational transactions (including loss on disposal of equity-accounted investments), impairment loss, loss from equity-accounted investments, stock-based compensation charges and once-off items. Once-off items represent non-recurring expense items, including costs related to acquisitions and transactions consummated or ultimately not pursued. Group Adjusted EBITDA margin is Group Adjusted EBITDA divided by revenue.

Headline earnings is GAAP net loss excluding separately identifiable re-measurements (as defined in a circular published by The South African Institute of Chartered Accountants, titled Headline Earnings, and as amended from time to time (the "Circular"), net of related tax (both current and deferred) and related non-controlling interest, other than re-measurements specifically included in headline earnings (as defined in Circular).

Net debt is gross debt less cash and cash equivalents.

Reconciliation of GAAP revenue to net revenue

	Year ended			
	June 30,			
	2025		2024	
Revenue - GAAP	$	**659,701**	$	**564,222**
Cost of prepaid airtime vouchers sold by us & commissions paid to third parties selling all other agency-based products		(368,460)		(358,624)
Net Revenue (non-GAAP)	$	**291,241**	$	**205,598**
Merchant revenue - GAAP	$	**524,250**	$	**459,790**
Cost of prepaid airtime vouchers sold by us & commissions paid to third parties selling all other agency-based products		(361,754)		(350,183)
Merchant Net Revenue (non-GAAP)		**162,496**	$	**109,607**
Enterprise revenue - GAAP	$	**39,443**	$	**38,942**
Cost of prepaid airtime vouchers sold by us & commissions paid to third parties selling all other agency-based products		(6,706)		(8,441)
Enterprise Net Revenue (non-GAAP)	$	**32,737**	$	**30,501**

Reconciliation of GAAP net income to adjusted net income

The table below presents the reconciliation between GAAP net (loss) income to adjusted net (loss) income for our last five fiscal years:

	2025	2024	2023	2022	2021
GAAP	(87,504)	(17,440)	(35,074)	(43,876)	(38,057)
Change in fair value of equity securities, net	49,294	-	-	-	(38,950)
Impairment loss	18,371	-	7,039	-	-
Transaction-related costs	17,953	2,805	845	6,460	1,879
Intangible asset amortization, net of tax	15,610	10,543	10,981	2,765	253
Deferred tax asset recognized	(12,665)	(906)	(1,498)	-	-
Stock-based compensation charge	9,550	7,911	7,309	2,962	344
Intangible asset amortization, net related to non-controlling interest	(282)				
Loss on sale of equity method investment	161	-	205	376	13
Other	(127)	-	1,081	-	-
Impairment of equity method investments	-	1,167	1,110	-	21,144
Non core international - unrealized currency loss	-	(952)	395	-	-
Allowance for doubtful EMI loans receivable	-	(250)	-	-	4,739
Change in tax rate	-	-	(1,299)	-	-
Retrenchment costs, net	-	-	-	5,894	-
Legacy processing adjustments, net	-	-	-	1,173	-
Gain on disposal of equity securities	-	-	-	(720)	-
Gain related to fair value adjustment to currency options	-	-	-	(3,691)	-
Loss on disposal of Bank Frick	-	-	-	-	472
Tax benefit related to equity method investment impairment	-	-	-	-	(1,353)
Adjusted	10,361	2,878	(8,906)	(28,657)	(49,516)

Reconciliation of GAAP net income to headline loss

	2025	2024
Net loss (USD'000)	(87,504)	(17,440)
Adjustments:		
Impairment of equity method investments	-	1,167
Impairment loss	18,863	-
Profit on sale of property, plant and equipment	13	(305)
Tax effects on above	(4)	82
Net loss used to calculate headline loss (USD'000)	(68,632)	(16,496)
Weighted average number of shares used to calculate net loss per share basic loss and headline loss per share basic loss ('000)	76,466	64,179
Weighted average number of shares used to calculate net loss per share diluted loss and headline loss per share diluted loss ('000)	76,466	64,179
Headline loss per share:		
Basic, in USD	(0.90)	(0.26)
Diluted, in USD	(0.90)	(0.26)

Calculation of the denominator for headline diluted loss per share

	2025	2024
Basic weighted-average common shares outstanding and unvested restricted shares expected to vest under GAAP	81,186	64,527
Denominator for headline diluted loss per share	81,186	64,527

Weighted average number of shares used to calculate headline diluted loss per share represents the denominator for basic weighted-average common shares outstanding and unvested restricted shares expected to vest plus the effect of dilutive securities under GAAP. We use this number of fully-diluted shares outstanding to calculate headline diluted loss per share because we do not use the two-class method to calculate headline diluted loss per share

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the transition period from _____ To _____

Commission file number: **000-31203**

LESAKA TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Florida	**98-0171860**
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification No.)

President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **27-11-343-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	LSAK	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act (check one):

☐	Large accelerated filer	☒	Accelerated filer
☐	Non-accelerated filer	☒	Smaller reporting company
		☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of December 31, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock as reported by The NASDAQ Global Select Market on such date, was $288,493,330. This calculation does not reflect a determination that persons are affiliates for any other purposes.

As of September 29, 2025, 83,673,097 shares of the registrant's common stock, par value $0.001 per share, net of treasury shares, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

LESAKA TECHNOLOGIES, INC

INDEX TO ANNUAL REPORT ON FORM 10-K

Year Ended June 30, 2025

PART I

FORWARD LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K ("Annual Report") contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in Item 1A—"Risk Factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Annual Report. We undertake no obligation to release publicly any revisions to the forward-looking statements after the date of this Annual Report. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the "SEC"), including the Quarterly Reports on Form 10-Q to be filed by us during our 2026 fiscal year, which runs from July 1, 2025 to June 30, 2026.

All references to "the Company," "we," "us," or "our" are references to Lesaka Technologies, Inc. and its consolidated subsidiaries, collectively, and all references to "Lesaka" are to Lesaka Technologies, Inc. only, except as otherwise indicated or where the context indicates otherwise.

ITEM 1. BUSINESS

Overview

Lesaka enables underserviced consumers and businesses in the southern cone of Africa to manage their daily financial activities in a better way, improving people's lives and increasing financial inclusion in the markets in which we operate. We have developed a unique ecosystem of communities that provides: (1) over 2 million consumers with specialized banking, credit, insurance and payout solutions to help them manage their evolving financial needs; (2) over 125,000 merchants of all sizes with payment acceptance solutions to facilitate their daily commercial activities more efficiently and effectively; and (3) over 750 enterprises with proprietary network capabilities to facilitate payments between consumers and businesses in a fast and secure manner.

We bring these communities together within the Lesaka ecosystem by enabling them to engage and transact with each other in a better, more convenient and safe manner. For example, we offer bill payment solutions to consumers, merchants and enterprises by: (1) connecting over 620 enterprise service providers to our proprietary biller network so that they can offer their customers a convenient channel to pay their respective bills; (2) enabling over 95,000 merchants to offer our Alternative Digital Products ("ADP") at their locations and then digitizing any cash payments they receive through one of our cloud-connected cash vaults or recycling the cash via an ATM that we may place in their store to drive foot-traffic; and (3) offering consumers the convenience of paying their bills at a nearby merchant where they may already shop frequently, using cash withdrawn from one of our ATMs or paying with a debit card linked to a digital-bank account that we provided to them to deposit and manage the funds from their employer payrolls or welfare grants from the South African government.

To build and maintain our valuable and growing ecosystem, we have over 3,500 employees operating on the ground in five countries, including South Africa (our primary market), Namibia, Botswana, Zambia, and Kenya, and we have the ability to reach deeper and more broadly into adjacent markets through a variety of strategic partnerships. This enables us to target and serve a market with approximately 250 million people and an estimated serviceable addressable market of approximately $12 billion in net revenue by 2030 according to reports by Global Data Analytics, McKinsey & Company, BDO, Genesis Analytics, the International Monetary Fund, the Population Reference Bureau and internal management estimates. According to a report by Boston Consulting Group, favorable secular tailwinds, have helped position Africa as the fastest growing fintech market globally, that projects growth in the total African fintech revenue pool to grow by 13 times between 2021 and 2030, as illustrated below.


Africa is poised to be the fastest growing Fintech market globally
Global fintech revenue growth by region, 2021 to 2030
Growth multiple (x)
2030 Revenues ($bn)
North America
4x
$520bn
Europe
5.5x
$190bn
LATAM
12.5x
$125bn
AFRICA
13x
$65bn
APAC
8.5x
$600bn
Source: BCG Global Fintech Analysis 2023

Our Strategy

To build our unique ecosystem and capture this large and attractive market opportunity, we developed a 5-phase strategy to win and serve customers across a diversified range of channels and markets. These phases include:

1. *Address* - First, we develop or acquire a platform to address and serve the specialized financial needs of a specific customer segment. Today, we have three core platforms allocated to each of our reported business segments (or divisions), Consumer, Merchant and Enterprise;

2. *Position* - Second, we position ourselves in the market to gain access to data that gives us valuable insights into our customer base. We develop solutions that enable us to learn from the flow of funds and financial behaviours in our customers daily lives to better understand their needs. For example, our banking solutions enable us to see the sources and frequency of consumer income deposits as well as their spending behaviours, while our merchant solutions enable us to see a merchant's cash flows and selected spending such as inventory purchases and supplier payments;

3. *Develop* – Third, we develop and foster differentiation in the market by combining financial, software and hardware technologies to create integrated, end-to-end fintech solutions that have superior functionality and convenience relative to available alternatives. Competitor offerings are typically provided by (i) legacy banks with poor track records of customer service for the underserviced, (ii) government entities, such as the post office, with limited capabilities and R&D budgets to invest in solutions, or (iii) a fragmented universe of single-solution vendors who provide more narrow services, forcing a customer to spend more and manage multiple relationships to meet their end-to-end needs;

4. *Combine* – Fourth, we combine our data-driven insights with our suite of solutions to sell, cross-sell and serve our customers in an advantaged way. We use the advantages embedded in our strategy to (i) drive client acquisition and retention with targeted offers that may best meet their needs, (ii) bundle or cross-sell new solutions that may be suitable for their evolving financial journeys, (iii) underwrite and manage risk effectively; and

5. *Consolidate* – Fifth, we identify and execute on attractive consolidation opportunities with potential revenue synergies to grow our customer base, extend our capabilities and expand our ecosystem into new areas, and potential cost synergies to scale our ecosystem and improve our operating efficiencies. For example, in fiscal 2025 we closed and are integrating two acquisitions which expanded our customer base, broadened our suite of solutions, and provided additional cross-selling opportunities, including:

    a. *Adumo* – a payments and commerce enablement platform that provides payment processing and integrated software solutions to approximately 29,000 active merchants (as of June 30, 2025) in a variety of business verticals across South Africa, Namibia, Botswana and Kenya. This acquisition has enabled us to extend our reach into larger merchants with more sophisticated point-of-sale ("POS") software needs. Adumo was integrated into our Merchant Segment and has contributed to our fiscal 2025 financial results since October 1, 2024.

    b. *Recharger* – a prepaid electricity platform that provides submetering administration and payment processing solutions to an installed base of over 500,000 registered prepaid electricity meters across South Africa. This acquisition has enabled us to enter the private utilities market and extend our payment solutions into a large, new customer base. Recharger was integrated into our Enterprise Segment and has contributed to our fiscal 2025 financial results since March 3, 2025.

Our Go-To-Market Model

To go-to-market, we created a proprietary business model to reach, engage and serve our Merchant, Consumer and Enterprise Segments' customers over time. The five elements of our go-to-market model include:

1. *Wide-Breadth of Solutions* – We have a large and growing suite of solutions that we sell to our customers at different stages of their financial journeys using a *Land and Expand* approach. We start by offering critical financial services needed to win a customer relationship at a relatively stable customer acquisition cost ("CAC"). These include our government grant and bill payment solutions for consumers, and our card acquiring and cash management solutions for merchants. Then we offer a growing range of complementary services to expand our share of wallet, bundling or cross-selling complementary or adjacent services as a customer's needs grow. We believe this increases the lifetime value ("LTV") of our customer base with very little incremental CAC, increasing our LTV/CAC ratio and compounding value over time. We organize our solutions across our customers' financial lifecycles including: (1) *Receive Money, Manage Money, Borrow Money,* and *Protect Assets* for our consumers, and (2) *Accept Payments, Manage Money, Grow Revenue,* and *Access Capital* for our merchants.

2. ***Differentiated Reach in the Market*** – Instead of relying on online sales or using expensive bank branches, we reach our customers close to where they live or close to government offices that disburse grant payments by deploying on-the ground sales teams and low-cost retail offices, or hubs. Our salespeople are trained to engage in-person and educate customers on the value and advantages of our solutions in a friendly and respectful manner.

3. ***A Digital Engagement Approach*** – After our initial sale, we want to utilize technology to engage more efficiently and effectively with our customers, so we train and steer them to use our digital apps to manage and grow their financial services over time. We have developed a variety of digital apps for our customers to use when engaging with our different solutions including a digital banking app for our consumers and a payments management account app for our merchants.

4. ***Proprietary Access to Data*** – We leverage our solutions to gain access to data that provides us with unique insights into our customers, which we use to serve them more effectively. For example, we can often see the timing, amount and frequency of a consumer's income deposits and how they spend their money and pay their bills. We believe this is rare in Africa, particularly among the underserviced, and provides a competitive advantage in the market.

5. ***Leading Brand Value*** – Based on our market penetration and length of time in the market, we have established several strong brands and brand equity in the market across our three business segments and different product lines. We believe these brands are valuable touch points, with which to evolve a unified leading brand, that helps us attract new customers, build trust, and facilitate the roll-out and adoption of new solutions over time.

Our Business Segments

We go-to- market and operate through three business segments including our Merchant Segment ("Merchant"), our Consumer Segment ("Consumer") and our Enterprise Segment ("Enterprise").

1. Our Merchant Segment

Our Merchant Market

We serve merchants of all sizes, ranging from micro-merchants to small-to-medium merchants. Currently, we serve over 125,000 merchants across Southern Africa, of which more than 100,000 merchants are in South Africa. Approximately 95,000 of the merchants are micro merchants who range from local kiosks and spaza shops (corner stores) to sole proprietors, including taverns, marketplaces and the businesses and suppliers that serve them. These merchants typically have lower payment volume, and a lower proportion of merchants accepting digital payments given a larger dominance of cash in rural areas. However, as the secular shift from cash to digital payments continues to progress, we believe these merchants will increase adopt new digital payment solutions and complementary services. Approximately 30,000 of the merchants are small-to-medium merchants, who are larger and more formal businesses. They can range from small local retailers to merchants with multi-lane stores, franchises and online storefronts. These merchants are more professional businesses with sophisticated business needs with a greater need for more advanced business solutions that can help them run and grow their businesses more efficiently.

Our Merchant Solutions

Our merchant solutions serve merchants of all sizes offering a wide breadth of capabilities across their financial lifecycles to help them *Accept Payments*, *Manage Money*, *Grow Revenue,* and *Access Capital*, as illustrated below.



Accept
Payments
Manage
Money
Grow
Revenue
Access
Capital
Digital Payments
Deposits & Expenses
Digital Service Offerings
Advances & Loans
Card Acquiring
Cash Acquiring
Online Payments
Specialized POS Software (Retail, Restaurant & Fuel)
Cash Vaults
Merchant Accounts & Reconciliation
Supplier Payments
On Premise ATMs
In-Store Alternative Payment Offerings
Gift Cards & Loyalty
Business Data & Trends Analysis
Instant Settlement / Instant Access
Merchant Cash Advance
Small Business Credit

Our Merchant solutions and products comprise:

- **Merchant acquiring:** Merchant acquiring solutions for micro-merchants and small-to-medium sized merchants.
- **Software:** Integrated POS software and hardware to the hospitality industry.
- **Cash:** Cash management and digitalization solutions helps merchants manage their money and effectively “puts the bank” in micro-merchants’ and small-to-medium sized businesses’ stores. We provide them with digital accounts so merchants can track their deposits and supplier payment services to order and pay for more inventory.
- **Lending:** Access to capital to small-to-medium merchants by providing small cash advances or business credit utilizing our proprietary visibility into their business activity.
- **ADP**: This solution comprises 4 categories including prepaid solutions (airtime, data, electricity and gaming), bill payments, International Money Transfers (“IMT”) and supplier enabled payments. Our supplier enabled payments product suite has specifically been developed for the micro-merchants.

Merchant Competitive Landscape and Market Share

We estimate an addressable revenue pool of approximately of $2.8 billion of which we believe we have approximately 7.0% market share of the revenue in the market *(according to Global Data Analytics 2024, Genesis Analytics 2024, South African Reserve Bank Interchange Rate 2021, IFC MSME Opportunity in South Africa 2019, Electrum Value Added Services in South Africa 2020, peer company public quarterly results from 2024 and management’s best estimates).*

A key component of our strategy is to differentiate ourselves by being a customer-led provider rather than a product-led company by evolving our product offerings to meet the various needs of our customers, being merchants. While the rest of the industry is highly fragmented with companies providing 1-2 products on their platforms, we have positioned ourselves to provide an integrated suite of solutions for merchants. No single competitor offers the range of solutions we provide in the market. In this respect we face a different competitive environment dependent on the specific product. For example, while traditional South African banks may dominate the core merchant acquiring market, they do not offer software or alternative digital products for which we face a different universe of competitors.


$2.8 Billion
Addressable
Revenue
~7%
Market
Share
Lesaka
Integrated Suite
Merchant Acquiring
Software
Cash
Lending
Alternative Digital Products
Fragmented Ecosystem of Alternative Providers

2. Our Consumer Segment

Our Consumer Market

Through our Consumer Division we focus on individuals who have historically been excluded from traditional financial services. Our products are designed for consumers at the lower socioeconomic end of the market within Living Standards Measures (“LSMs”) 1 to 6, which comprises approximately 26 million people as of 2023 (according to a report by Genesis Analytics). LSM is a research tool used in South Africa to segment the population based on living standards rather than income alone. It considers factors like access to services and durable goods (for example electricity, running water, appliances) to classify consumers into different groups, typically from LSM 1 (lowest) to LSM 10 (highest).



South Africa remains underpenetrated with huge addressable opportunities
Consumer market
Number of consumers LSM 1 to 6
26 million
Permanent Grant Beneficiaries
12 million
16%
36%
14%
8%
7%
8%
6%
5%
1.65 million
= 100.000
Lesaka
14%
Post Bank
Capitec
Lesaka
FirstRand Bank
Nedbank
Standard Bank
ABSA
Other
With real pain points legacy providers are not equipped to address
Poor customer experience
Limited access to financial services and formal credit
Excessive charges - opaque pricing structure and terms that are difficult to understand
Low smartphone penetration & usage
Lower LSM consumers do not often have access to smartphones and data, and need physical help & presence to navigate any banking activities
Get your grants paid on time every month

There are approximately 12.1 million permanent grant beneficiaries in South Africa, in addition approximately 9.0 million people receive a Social Relief of Distress ("SRD") grant each month (according to the South African Social Security Agency ("SASSA") as of June 30, 2025). As of the date of this Annual Report, we have approximately 2.1 million active consumer customers comprising 1.9 million grant beneficiaries (approximately 90% permanent grant beneficiaries and the balance SRD grant beneficiaries) and 0.2 million EasyPay Payouts cardholders. We believe that for those consumers receiving welfare grants from the South African government, there are no other providers able to provide a transactional account, lending and insurance product under one ecosystem. Our proposition has a unique 'last mile' service and distribution model whereby we go to the rural and peri urban geographies across the country to bring our services to the customer. Through digitally enabled onboarding, we can open accounts and issue a physical card at the point of application.

Our Consumer Solutions

Our consumer solutions serve to provide a wide breadth of banking, credit and insurance capabilities across their financial lifecycles to help them *Receive Money*, *Manage Money*, *Borrow Money*, and *Protect Assets*, as illustrated below.

Receive Money
Manage Money
Borrow Money
Protect Assets
Deposit Accounts
Government Grants
Employee Payments
Employee Rewards
Transactions & Savings
Bill Payment Services
Banking Solutions
Daily Spending
Cash Withdrawals
Store Value
Personal Loans
Short Term Loans (up to 3 months)
Medium Term Loans (6 to 9 months)
Personal Insurance
Funeral Plan

Our Consumer product offering is targeted at underserviced South African consumers, and includes:

- **Transactional accounts:** Low-cost EasyPay Everywhere ("EPE") transactional bank account with access to banking via card, mobile application, web integration and unstructured supplementary service data ("USSD"). To contextualize the value of USSD for our consumers - consumers often have no data nor access to WiFi, so USSD is a very effective channel for them. USSD is a communication protocol used by mobile phones to interact with a mobile network operator's system, including real-time interaction (no need for internet) and works on any mobile phone, including basic feature phones. Consumers can manage and use the funds they receive with a complementary debit card and a mobile app, through which they can withdraw cash at ATMs, make purchases at points of sale, and pay bills. This helps us build a relationship with our consumers and cross-sell additional financial services over time.

- **Lending:** We utilize our access to data on money flowing in and out of our consumers' deposit accounts to provide access to short-term, unsecured personal loans to qualifying EPE consumers. For many of our consumers, we provide their first-time access to regulated credit.

- **Insurance:** We help our EPE consumers protect their assets with our funeral insurance offering, leveraging our relationship with our consumers, and access to data.

- **Payouts:** Secure payout solutions for consumers, being corporate employees who receive work-related payments from their employers (South African businesses) through us.

Consumer Competitive Landscape and Market Share

The consumer market we address today is focused on South African grant beneficiaries and other payout cardholders. We estimate an addressable revenue pool of approximately $1.4 billion of which we believe we have approximately 6.5% market share of the revenue in the market *(according to SASSA grant data and management's best estimates in 2024)*. We have a different subset of competitors depending on the product offering. While banks are the principal competitors for transactional accounts, the lending market is dominated by micro-finance companies and the insurance market by insurance companies.



3. **Enterprise Segment**

Our Enterprise Market

Our Enterprise Division serves more than 750 Enterprise clients with large ecosystems of billpayers, tenants, employees or constituents. The Enterprise Division is focused on providing strategic and targeted solutions that facilitate payments between consumers and businesses. Our target market primarily focuses on our network of more than 620 billers across South Africa and over 100 corporate clients. We have deep integrations across municipal councils, utility providers, banks and mobile operators who leverage our technology to create readily scalable solutions.

Our Enterprise Solutions

Instead of a financial lifecycle, our enterprise solutions organized by platforms which provide hardware, software and services to different constituents, as illustrated below.


ADP
Utilities
Payments
Biller Network
Bill Payment Collection
ADP Payment Solutions
Electricity Metering
Prepaid Utility Vending
Payment Switching
Hardware Security Modules (HSMs)
Tokenization Services
Billers, Banks, Retailers, Fintechs
Utility Vendors, Property managers, Private landlords
Lesaka's Consumer and Merchant business, Enterprise clients
Enterprise Ecosystems

Our Enterprise product offering is focused across three core verticals and includes:

- **ADP:** By providing the integration technology to enable any customer in South Africa to purchase a prepaid solution (e.g. airtime, electricity or gaming) and/or pay a bill through channels such as retailer distribution networks and online banking apps.
- **Utilities:** Provides a convenient platform for tenants to purchase and top-up their prepaid electricity meters which enables landlords to manage the electricity usage of each of their tenants without the postpaid risk. This was incorporated following our acquisition of Recharger in March 2025 and is a low churn annuity-based revenue model.
- **Payments:** Houses the proprietary payment technology of the Group, particularly the payment switch enabling us to insource components of the payments value chain to create greater efficiencies and reduce third party dependencies. Ancillary security and tokenization services are also offered to enterprise clients. This solution remains a modest contributor to the Enterprise Division's revenue.

Enterprise Competitive Landscape and Market Share

We estimate an addressable revenue pool of approximately of $200 million of which we believe we have approximately 10.0% market share of the revenue in the market *(according to South African Local Government Association 2024, Statista 2024, South African Treasury 2024, Grand View Research 2024 and management's best estimates. Bill payments is a representation of the non-bank bill collection market in South Africa).*

Like our Merchant Division and Consumer Division, we have competitors within each of our core products, however no specific competitor participating across the integrated suite of products, offered in our Enterprise Division.



Human Capital Resources

Over the last few years we have built a diverse team of high-caliber individuals, from different organizations, to form our leadership group. This leadership group is deeply committed to building a high-performance culture that is based on our core values and a commitment to the care and development of our people.

Lesaka's Core Values:

- Entrepreneurial spirit;
- Integrity;
- Collective wisdom;
- Ownership; and
- A bias to action.

These are our values that underpin our mission to enable Merchants to compete and grow, and for our Consumer customers, which comprise mainly grant beneficiaries, to improve their lives, by providing innovative financial technology and value-creating solutions.

Employee training and skills development

We strongly believe that learning is an ongoing process and that the majority of learning is in the doing. As such, while we offer a range of formal programs (as listed further below), more importantly, we continue to encourage a culture of learning in everything that we do.

Sustainable employee training and development programs impact employee retention, and we believe that our investment in employee development contributes to high performance and high employee engagement as well as a strong pipeline of talent for key and critical roles This increases loyalty, which will in turn contribute to employee retention. We offer the following development programs to enhance employee performance and skills:

- training programs;
- leadership development programs;
- unemployed and employed learnerships;
- internships;
- financial assistance to pursue further studies and obtain formal qualifications;
- other in-house and cross-functional training to aid with career advancement; and
- succession planning – training interventions to address scarce and critical skills.

Equal opportunity

Having an inclusive and diverse workforce which reflects our economically active population and society in general, is crucial for helping the organization attract and retain talent and is important for long-term organizational success. Our human capital team in partnership with our leaders drive recruiting and retaining a talented and diverse workforce with special focus on hiring previously disadvantaged groups whenever possible. We are committed to hiring qualified candidates without regard to their personal status, while taking into account the unique circumstances affecting our operations in South Africa and the need to uplift previously disadvantaged groups. This commitment extends to all levels of our organization, including within senior management and our board of directors.

As of June 30, 2025, the composition of our workforce was:

- 53% female and 47% male;
- 42% between 18 and 34 years old, 53% between 35 and 54 years old, and 5% over 55 years old; and
- 66% Black, 9% two or more races, 10% Indian and 15% White.

We have no female named executive officer.

We continue to strive to build a more inclusive workforce and to enhance our pay structures by taking measures to eliminate potential remuneration discrimination and to help close gender pay gaps to progress towards gender equality at work. We have taken positive strides towards a rewards philosophy that rewards high performance and focuses on equal pay for work of equal value.

Employee compensation programs

We are committed to ensuring that all our employees are paid fair and competitive remuneration. To that end, we offer the following to our employees:

- Access to a comprehensive medical, dental, and vision plan that our employees have the option to join;
- Access to a defined contribution retirement plan that our employees have the option to join;
- Paid sick, study, annual and family responsibility leave;
- Maternity benefits;
- Life and disability insurance coverage;
- Financial aid to fund tertiary education for children of employees;
- Employee assistance programs; and
- Product discounts.

Annual increases and incentive compensation are based on merit, which is communicated to employees at onboarding and documented as part of our annual remuneration review process.

Our number of employees allocated on a segmental and group basis as of the years ended June 30, 2025, 2024 and 2023, is presented in the table below:

	Number of employees		
	2025	**2024**	**2023**
Consumer[1]	1,542	1,333	1,306
Merchant[1]	1,957	1,059	872
Enterprise[1]	213	130	118
Total segments	3,712	2,522	2,296
Group[1]	16	9	7
Total	3,728	2,531	2,303

(1) Consumer includes one executive officer for each of fiscal 2024 and 2023. Merchant includes one executive officer for each of fiscal 2024 and 2023. Group includes five executive officers for fiscal 2025, and two executive officers for each of fiscal 2024 and 2023.

On a functional basis, as of June 30, 2025, five of our employees were our named executive officers, 1,567 were employed in sales and marketing, 703 were employed in finance and administration, 432 were employed in information technology and 1,021 were employed in operations.

Health and safety laws and regulations

We are subject to various South African laws and regulations that regulate the health and safety of our South African-based workforce, including those laws monitored by the South African Department of Employment and Labour which stipulates the legal framework within which we need to function. This framework comprises the Occupational Health and Safety Act, Act 85 of 1993 ("OHSA"), the Compensation for Occupational Injuries and Diseases Act, Act 130 of 1993 ("COIDA"), the Basic Conditions of Employment Act, Act 75 of 1997 ("BCEA") and the Labour Relations Act, Act 66 of 1995 ("LRA"). Compliance with COVID-19 regulations remains regulated by the National Institute of Occupational Health ("NIOH"), and the Occupational Health Surveillance System ("OHSS"), the Centre for Scientific Industrial Research ("CSIR") and the National Institute for Communicable Diseases ("NICD"). We have implemented and regularly update human capital-related policies that are designed to ensure compliance with applicable South African laws and regulations.

Our Executive Officers

The table below presents our executive officers, their ages and their titles:

Name	Age	Title
Ali Mazanderani	43	Executive Chairman and Director
Dan L. Smith	53	Group Chief Financial Officer and Director
Naeem E. Kola	52	Group Chief Operating Officer and Director
Lincoln C. Mali	57	Chief Executive Officer: Southern Africa and Director
Steven J. Heilbron	60	Head of Corporate Development and Director

Ali Mazanderani has been our Executive Chairman since February 1, 2024. He is a fintech investor and entrepreneur. He is the co-founder and chairman of Teya, a pan-European fintech. He is also a non-executive director on the board of several companies including Thunes (Singapore based private fintech), Kushki (Latin American payments company) and is the president of The European Digital Payments Industry Alliance (EDPIA). He was previously on the board of several other leading payments companies globally including StoneCo (Nasdaq: STNE) in Brazil and Network International Holdings Plc (LSE:NETW) in the Middle East. He was formerly a Partner at Actis, a London-based emerging market private equity firm, where he led multiple landmark fintech investments globally. Prior to his career at Actis, Mr. Mazanderani advised private equity and corporate clients for OC&C Strategy Consultants in London and served as lead strategy consultant for First National Bank based in Johannesburg. He holds postgraduate degrees in Economics from the University of Pretoria, Oxford University and the London School of Economics, an MBA from INSEAD and a Masters in Business Law from the University of St Gallen.

Dan L. Smith has been our Group Chief Financial Officer since October 1, 2024. He has held various roles in the financial services sectors in South Africa and the United Kingdom. Mr. Smith is a director of ADvTECH Limited (JSE: ADH). He founded DLS Advisors in 2020 and was its CEO until joining VCP in 2021, where he was employed until September 2024. Prior to that, he was employed by Standard Bank South Africa for a number of years where he accumulated vast corporate finance experience, including heading the Mergers & Acquisitions investment banking team. He holds a Bachelor of Commerce, a Bachelor of Accounting and a Higher Diploma in Taxation Law from the University of Witwatersrand and is a Chartered Accountant (SA). He is a Graduate of the Oxford Fintech Programme from the Saïd Business School, University of Oxford. He also has an Advanced Valuation Techniques certification from the Gordon Institute of Business Science and a Diploma in Strategic Client Management from the UCT Graduate School of Business.

*Naeem E. Kol*a has been our Group Chief Operating Officer since October 1, 2024, and was previously our Group Chief Financial Officer from March 1, 2022 until September 30, 2024. Mr. Kola has progressively held senior finance roles in Dubai, most notably as Chief Financial Officer of the Emerging Markets Payments Group ("EMP"), a high-growth fintech business that grew materially and successfully concluded and integrated five acquisitions during Mr. Kola's six-year tenure as Chief Financial Officer. Prior to becoming Chief Financial Officer, Mr. Kola was Senior Vice President for Investments, Strategy and Business Planning at Network International. Since the acquisition of EMP by Network International in 2017, Mr. Kola had been an Operations Director and Strategic Advisor to the emerging market private equity firm Actis, where he again focused on fintech businesses. He is a qualified Chartered Accountant (SA) and a member of the South African Institute of Chartered Accountants.

Lincoln C. Mali has been our Chief Executive Officer: Southern Africa since May 1, 2021. Mr. Mali is a financial services executive with over 25 years in the industry. Until April 2021, he was the Head of Group Card and Payments at Standard Bank Group, having served in many different roles within that organization since 2001. Mr. Mali chaired the board of directors of Diners Club South Africa until April 2021, and was a member of the Central and Eastern Europe, Middle East and Africa Business Council for Visa. Mr. Mali holds Bachelor of Arts (BA) and Bachelor of Laws (LLB) degrees from Rhodes University, an MBA from Henley Management College, various diplomas and attended an Advanced Management Program at Harvard Business School.

Steven J. Heilbron joined us following the acquisition of Connect in 2022. Mr. Heilbron has two decades of financial services experience, having spent 19 years working for Investec in South Africa and the UK, where he served as Global Head of Private Banking and Joint Chief Executive Officer of Investec Bank plc. He led a private consortium that acquired Cash Connect Management Solutions (Pty) Ltd ("CCMS") in 2013. Mr. Heilbron has presided over significant organic growth in the rebranded Connect Group, as well as spearheading the successful acquisition and integration of Kazang and EFTpos acquired from the Paycorp Group in February 2020. He is a member of the South African Institute of Chartered Accountants.

Financial Information about Geographical Areas and Operating Segments

Refer to Note 21 to our audited consolidated financial statements included in this Annual Report contains detailed financial information about our operating segments for fiscal 2025, 2024 and 2023. Revenues based on the geographic location from which the sale originated and geographic location where long-lived assets are held for the years ended June 30, are presented in the table below:

	Revenue[1]			Long lived assets		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
South Africa	624,846	537,594	505,558	392,098	286,700	300,104
India (MobiKwik)	-	-	-	-	76,297	76,297
Rest of the world	34,855	26,628	22,413	3,055	2,548	2,197
Total	659,701	564,222	527,971	395,153	365,545	378,598

(1) Refer to Note 16 to our audited consolidated financial statements included in this Annual Report which contains detailed financial information about our revenue for fiscal 2025, 2024 and 2023.

Corporate history

Lesaka was incorporated in Florida in May 1997 as Net 1 UEPS Technologies, Inc. and changed its name to Lesaka Technologies, Inc. on May 12, 2022. In 2004, Lesaka acquired Net1 Applied Technology Holdings Limited ("Aplitec"), a public company listed on the Johannesburg Stock Exchange ("JSE"). In 2005, Lesaka completed an initial public offering and listed on the NASDAQ Stock Market. In 2008, Lesaka listed on the JSE in a secondary listing, which enabled the former Aplitec shareholders (as well as South African residents generally) to hold Lesaka common stock directly.

Available information

We maintain a website at www.lesakatech.com. Our Annual Report, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as well as our proxy statements, are available free of charge through the "SEC filings" portion of our website, as soon as reasonably practicable after they are filed with the SEC. The information contained on, or accessible through, our website is not incorporated into this Annual Report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

OUR OPERATIONS AND FINANCIAL RESULTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED BELOW, THAT COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, AND THE TRADING PRICE OF OUR COMMON STOCK

Risks Relating to Our Business

To achieve our mission, our strategy is to build and operate the leading South African full service fintech platform offering cash management, payment and financial services. Our future success, and our ability to return to profitability and positive cash flow is substantially dependent on our ability to complete the implementation of this strategy successfully.

Our board conducted an extensive review of our business strategy and operations in July 2020, and decided to focus on our South African operations and other business opportunities in South Africa and, to a lesser extent, the rest of the African continent. The restructuring of the consumer business and acquisition of Connect were integral parts of the strategy to return the business to profitability and positive cash flow. We have made significant progress on both of these initiatives, including the acquisitions of Adumo and Recharger, and the proposed acquisition of Bank Zero (which remains subject to the fulfilment or waiver of various conditions precedent), however we cannot assure you that we will be able to complete our strategy successfully and return to profitability and positive cash flow.

Even if we do return to profitability, achieving net income does not necessarily ensure positive cash flows. Future periods of net losses from operations could result in negative cash flow and may hamper ongoing operations or prevent us from sustaining or expanding our business. We cannot assure you that we will achieve, sustain or increase profitability in the future and if we do not, our business will be materially and adversely affected.

We have a significant amount of indebtedness that requires us to comply with restrictive and financial covenants. If we are unable to comply with these covenants, we could default on this debt, which would have a material adverse effect on our business and financial condition.

As of June 30, 2025, we had aggregate borrowings outstanding of ZAR 3.6 billion ($200.8 million translated at exchange rates as of June 30, 2025). We partially funded certain of our recent acquisitions through South African bank borrowings. We, together with Lesaka SA and the majority of Lesaka SA's directly and indirectly wholly-owned subsidiaries, have agreed to guarantee the obligations of Lesaka SA and of the other borrowers under the certain of the borrowings to the lenders. Certain of these borrowings contain customary covenants which include a requirement for Lesaka SA to maintain specified Net Debt to EBITDA and Interest Cover Ratios (as defined in the lending agreements) and restricts the ability of Lesaka SA, and certain of its subsidiaries to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make investment above specified levels, engage in certain business combinations and engage in other corporate activities.

The borrowings through our merchant lending operations, through Cash Connect Capital (Pty) Ltd ("CCC") and K2020 Connect (Pty) Ltd ("K2020"), include a ZAR 400 million revolving credit facility agreement. This facility contains customary covenants that require the borrowing parties to collectively maintain a specified capital adequacy ratio, restrict the ability of the entities to make certain distributions with respect to their capital stock, encumber their assets, incur additional indebtedness, make investments, engage in certain business combinations and engage in other corporate activities.

These security arrangements and covenants may reduce our operating flexibility or our ability to engage in other transactions that may be beneficial to us. If we are unable to comply with the covenants, we could be in default and the indebtedness could be accelerated. If this were to occur, we might not be able to obtain waivers of default or to refinance the debt with another lender and as a result, our business, financial condition and stock price would suffer.

Failure to complete, or delays in completing, the Bank Zero acquisition, could materially and adversely affect our results of operations and stock price.

The completion of the Bank Zero acquisition is subject to a number of conditions precedent, including receipt of regulatory approvals and certain third-party consents. Some of these conditions are outside our control.

To complete the acquisition, we must make certain filings with, and obtain certain consents and approvals from, various governmental and regulatory authorities. The regulatory approval processes may take a lengthy period of time to complete, and there can be no assurance as to the outcome of the approval processes, including the undertakings and conditions that may be required for approval, or whether the regulatory approvals will be obtained at all.

In addition, the completion of the acquisition is conditional on, among other things, no action or circumstance occurring that would result in a material adverse effect on the Bank Zero's business operations or financial results.

We cannot provide any assurance regarding if or when all conditions precedent to the acquisition will be satisfied or waived. If, for any reason, the acquisition is not completed, or its completion is materially delayed and/or the transaction agreement is terminated, the market price of our common stock may be materially and adversely affected.

In addition, if the acquisition is not completed for any reason, there are risks that (i) the announcement of the acquisition and (ii) the dedication of management's attention and other of our resources to the completion thereof, could have a negative impact on our relationships with our stakeholders and could have a material adverse effect on our current and future operations, financial condition and prospects.

We may not realize some or all of the anticipated benefits from the Bank Zero acquisition or we may fail to realize some or all of the expected benefits of certain recently integrated acquisitions, including Adumo and Recharger

Even if we complete the Bank Zero acquisition, we may experience unforeseen events, changes or circumstances that may adversely affect us. For example, we may incur unexpected costs, charges or expenses resulting from the transaction, including charges to future earnings if Bank Zero's business does not perform as expected. Our expectations regarding Bank Zero's business and prospects may not be realized, including as a result of changes in the financial condition of the markets that Bank Zero serves. In addition, there are risks associated with Bank Zero's product and service offerings or results of operations, including the risk of failing to comply with certain regulatory rules required to operate its business.

Further, there are numerous challenges, risks and costs involved with integrating the operations of Bank Zero with ours. For example, integrating Bank Zero into our company will require significant attention from our senior management which may divert their attention from our day-to-day business. The difficulties of integration may also be increased by cultural differences between our two organizations and the necessity of retaining and integrating personnel, including Bank Zero's key employees.

During fiscal 2025 we closed the acquisitions of Adumo and Recharger and have integrated their businesses into our ours. As these businesses have only been recently integrated in our business there is a risk that we may fail to realize some or all of the expected benefits from these acquisitions.

Our Sarbanes-Oxley Act of 2002 ("Sarbanes") management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting as of June 30, 2025, excludes the operations of Adumo and Recharger as these transactions were only closed during fiscal 2025. The requirement to evaluate and report on our internal controls also applies to companies that we acquire, including Bank Zero. As a group of South African private companies prior to acquisition, Adumo, and more recently Recharger, were not required to comply with Sarbanes prior to the time we acquired them. The integration of Adumo, Recharger and Bank Zero into our internal control over financial reporting would be expected to require significant time and resources from our management and other personnel and is expected to increase our compliance costs. If we fail to successfully integrate the operations of Adumo, Recharger and Bank Zero into our internal control over financial reporting, our internal control over financial reporting may not be effective.

As such, if some or all of the aforementioned risks materialize, our ability to successfully integrate Bank Zero's operations into our business and realize the associated benefits of that acquisition could be adversely impacted. This could lead to the recording of material impairments, and as a result, our financial condition, results of operations, cash flows and stock price could suffer.

We may undertake acquisitions that could increase our costs or liabilities or be disruptive to our business.

Acquisitions are an integral part of our new growth strategy as we seek to expand our business and deploy our technologies in new markets in Southern Africa. However, we may not be able to locate suitable acquisition candidates at prices that we consider appropriate. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the transaction, finance it or, if the transaction occurs, integrate the new business into our existing business. These transactions may require debt financing or additional equity financing, resulting in additional leverage or dilution of ownership.

Acquisitions of businesses or other material operations and the integration of these acquisitions or their businesses will require significant attention from members of our senior management team, which may divert their attention from our day-to-day business. The difficulties of integration may be increased by the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not be able to retain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits that we anticipated when selecting our acquisition candidates. Acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

We may need to record write-downs from future impairments of goodwill or other intangible assets, which could reduce our future reported earnings.

Geopolitical conflicts, including the conflict between Russia and Ukraine and in the Middle East, may adversely affect our business and results of operations.

The current conflicts between Russia and Ukraine, and in the Middle East are creating substantial uncertainty about the future of the global economy. Countries across the globe have instituted sanctions and other penalties against Russia. The retaliatory measures that have been taken, and could be taken in the future, by the U.S., NATO, and other countries have created global security concerns that could result in broader European military and political conflicts and otherwise have a substantial impact on regional and global economies, any or all of which could adversely affect our business.

While the broader consequences are uncertain at this time, the continuation and/or escalation of the conflicts, along with any expansion of the conflict to surrounding areas, create a number of risks that could adversely impact our business, including:

- Increased inflation and significant volatility in the macroeconomic environment;
- Disruptions to our technology infrastructure, including through cyberattacks, ransom attacks or cyber-intrusion;
- Adverse changes in international trade policies and relations;
- Disruptions in global supply chains; and
- Constraints, volatility or disruption in the credit and capital markets.

All of these risks could materially and adversely affect our business and results of operations. We are continuing to monitor the situation in Ukraine, the Middle East and globally and assessing the potential impact on our business.

A prolonged economic slowdown or lengthy or severe recession in South Africa or elsewhere could harm our operations.

A prolonged economic downturn or recession in South Africa could materially impact our results from operations, particularly in light of electricity disruptions, a significantly weak USD/ ZAR exchange rate compared with previous periods, and our strategic decision to focus on our South African operations. Economic confidence in South Africa, our main operating environment, is currently low and, as a result, the risk of a prolonged economic downturn is increased, which could have a negative impact on merchants and retailers; mobile phone operators; our account holders; the level of transactions we process; the take-up of the financial services we offer and the ability of our customers to repay our loans or to pay their insurance premiums. If financial institutions and retailers experience decreased demand for their products and services, our hardware, software, related technology sales and processing revenue could decrease.

Any economic slowdown may be further exacerbated by the recently imposed trade tariffs on South Africa by the U.S. While the South African government intends to negotiate the reduction of the 30% tariff hike, it is uncertain as to whether the planned attempt to negotiate will result in the desired outcome. It is therefore necessary to consider the macroeconomic effect of the tariff hike in the context of the South African economy which may ultimately have a ripple effect on our operations as our client consists of, but are not limited to, merchants, retailers, mobile phone operators and account holders. We are unable to quantify the impact of the tariff hike on our business and results of operations.

Our ability to fund our ATM network requires that we continue to have access to an agreement with African Bank to provide liquidity to operate our ATM network.

The operational maintenance of our ATM network, along with an increase in our consumer banking client base, necessitates access to large amounts of cash to stock the ATMs and maintain uninterrupted service levels. In September 2024, we entered into an arrangement with African Bank Limited ("African Bank") and certain cash-in-transit service providers to fund our ATMs. Under this arrangement, African Bank will use its cash resources to fund our ATMs and it is specifically recorded that the cash in our ATMs are African Bank's property. Therefore, as we have not utilized a facility to obtain the cash, and do not own or control the cash for an extended period of time, we do not record cash or cash equivalents and borrowings in our consolidated statement of financial position. Cash withdrawn from our ATMs by our EPE customers and other consumers are settled through the interbank settlement system from the ATM users bank account to African Bank's bank accounts. We pay African Bank a monthly fee for the service provided which is calculated based on the cumulative daily outstanding balance of cash utilized multiplied by the South African prime interest rate less 1%. We are exposed to the risk of cash lost while it is in our ATMs (i.e. from theft) and are required to repay African Bank for any shortages.

We may not be able to extend the terms of the arrangement with African Bank and certain cash-in-transit service providers to fund our ATMs on commercially reasonable terms or at all. Our ability to continue the uninterrupted operation of our ATM network will be adversely impacted by our failure to renew these arrangements, any adverse change to the terms of these arrangements, or a significant reduction in the amounts provided under these arrangements. We may also suffer reputational damage if our service levels are negatively impacted due to the unavailability of cash.

Our consumer microlending loan book and merchant lending book expose us to credit risk and our allowance for doubtful finance loans receivable may not be sufficient to absorb future write-offs.

All of our microfinance loans made are for a period of nine months or less and all of our merchant lending is for a period of less than 12 months. We have created an allowance for doubtful finance loans receivable related to these books. When creating the allowance, management considered factors including the period of the finance loan outstanding, creditworthiness of the customers and the past payment history of the borrower. We consider this policy to be appropriate as it takes into account factors such as historical bad debts, current economic trends and changes in our customer payment patterns. However, additional allowances may be required should the ability of our customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these microfinance loan receivables.

We may face competition from other companies that offer innovative payment technologies and payment processing, which could result in the loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, new digital and fintech entrants and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers and/or force us to lower our prices. Either of these actions could have a significant effect on our revenues and earnings.

Our future success will depend in part on our ability to attract, integrate, retain and incentivize key personnel and a sufficient number of skilled employees, particularly in the technical, sales and senior management areas.

We believe our management team has the right experience and skills to execute on our strategy. However, in order to succeed in our product development and marketing efforts, we may need to identify and attract new qualified technical and sales personnel, as well as motivate and retain our existing employees. As a result, an inability to hire and retain such employees would adversely affect our ability to achieve our strategic goals and maintain our technological relevance. We may face difficulty in assimilating, transitioning and integrating newly-hired personnel or management of any future acquisitions into our existing management team, and this may adversely affect our business. Competitors may attempt to recruit our top management and employees. In order to attract and retain personnel in a competitive marketplace, we must provide competitive pay packages, including cash and equity-based compensation and the volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. We do not maintain any "key person" life insurance policies. If we fail to attract, integrate, retain and incentivize key personnel and skilled employees, our ability to manage and grow our business could be harmed and our product development and marketing activities could be negatively affected.

Cybersecurity breaches and other system disruptions pose a significant threat to business operations.

As a fintech organization reliant on digital infrastructure, we are highly susceptible to cybersecurity incidents involving sensitive data such as personally identifiable information ("PII"), payment card information ("PCI"), and proprietary business records. Our exposure includes the risk of data breaches, ransomware, denial-of-service attacks, and unauthorised system access. Although we follow the National Institute of Standards and Technology ("NIST") Cybersecurity Framework in our security controls, evolving cyber threats mean no system is invulnerable. A successful cybersecurity breach could result in financial losses, regulatory penalties, reputational damage, operational interruptions, and legal consequences. Prolonged or frequent breaches or system disruptions may diminish customer trust, potentially leading customers to consider our systems unreliable, which could impact adoption and harm brand reputation. Addressing breaches or system disruptions can significantly strain staff resources and delay new service launches. Furthermore, if customers rely on our products for critical transactions, a breach could disrupt their businesses and lead to claims for compensation. Even if unsuccessful, this type of claim could be time-consuming and costly for us to address.

Although certain of our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities.

Protection against fraud is of key importance to the purchasers and end users of our solutions. We incorporate security features, including encryption software, biometric identification and secure hardware, into our solutions to protect against fraud in electronic transactions and to provide for the privacy and integrity of cardholder data. Our solutions and systems may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system, applications or the hardware platform as well as through risk introduced into our environment through third party suppliers, which the group relies heavily on. Security vulnerabilities could jeopardize the security of information transmitted using our solutions. If the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions may be adversely affected, which would cause our business to suffer, and we may become subject to damages claims. We have not yet experienced any significant security breaches affecting our business.

Despite robust measures, unforeseen cyber incidents or natural disasters could trigger lengthy service interruptions. Existing business interruption insurance may not adequately compensate for losses stemming from cybersecurity failures.

Defending our intellectual property rights or defending ourselves in infringement suits that may be brought against us is expensive and time-consuming and may not be successful.

Litigation to enforce our trademarks or other intellectual property rights or to protect our trade secrets could result in substantial costs and may not be successful. Any loss of, or inability to protect, intellectual property in our technology could diminish our competitive advantage and also seriously harm our business. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws in countries where we currently have protection. Our means of protecting our intellectual property rights in countries where we currently have protection, or any other country in which we operate, may not be adequate to fully protect our intellectual property rights. Similarly, if third parties claim that we infringe their intellectual property rights, we may be required to incur significant costs and devote substantial resources to the defense of such claims, to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. In addition, if we are unsuccessful in defending any such third-party claims, we could suffer costly judgments and injunctions that could materially adversely affect our business, results of operations or financial condition.

We may incur material losses in connection with our movement of cash through our infrastructure in South Africa.

In our merchant business we collect and process large volumes of cash from our customers, assuming the risk of loss from the moment that cash is deposited into our vaults. We are then responsible for its collection and transportation to processing centers, which we outsource to various cash-in-transit service providers. These services extend across all areas of South Africa.

South Africa suffers from high levels of crime and in particular cash-in-transit heists. We cannot insure against certain risks of loss or theft of cash from our delivery and collection vehicles, and we will therefore bear the full cost of certain uninsured losses or theft in connection with the cash handling process Such losses could materially and adversely affect our financial condition, cash flows and results of operations. We have not incurred any material losses resulting from cash distribution in recent years, but there is no assurance that we will not incur any such material losses in the future.

We depend upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

We obtain our smart cards, ATMs, electronic payment and POS devices, components for our vaults, components to repair the ISV (independent software vendor) division's POS hardware, and the other hardware we use in our business from a limited number of suppliers, and do not manufacture this equipment ourselves. We generally do not have long-term agreements with our manufacturers or component suppliers. If our suppliers become unwilling or unable to provide us with adequate supplies of parts or products when we need them, or if they increase their prices, we may not be able to find alternative sources in a timely manner and could be faced with a critical shortage. This could harm our ability to meet customer demand and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase as a result of supply or geopolitical shocks, which may lead to an increase in the prices of goods and services from third parties. A supply interruption, such as the previous global shortage of semiconductors, or an increase in demand beyond current suppliers' capabilities could harm our ability to distribute our equipment and thus to acquire new customers who use our technology. Any interruption in the supply of the hardware necessary to operate our technology, or our inability to obtain substitute equipment at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Our EasyPay Insurance business exposes us to risks typically experienced by life assurance companies.

EasyPay Insurance Limited ("EasyPay Insurance") is a life insurance company and exposes us to risks typically experienced by life assurance companies. Some of these risks include the extent to which we are able to continue to reinsure our risks at acceptable costs, reinsurer counterparty risk, maintaining regulatory capital adequacy, solvency and liquidity requirements, our ability to price our insurance products appropriately, the risk that actual claims experience may exceed our estimates, the ability to recover policy premiums from our customers and the competitiveness of the South African insurance market. If we are unable to maintain our desired level of reinsurance at prices that we consider acceptable, we would have to either accept an increase in our risk exposure or reduce our insurance writings. If our reinsurers are unable to meet their commitments to us in a timely manner, or at all, we may be unable to discharge our obligations under our insurance contracts. As such, we are exposed to counterparty risk, including credit risk, of these reinsurers.

Our product pricing includes long-term assumptions regarding investment returns, mortality, morbidity, persistency and operating costs and expenses of the business. Using the wrong assumptions to price our insurance products could materially and adversely affect our financial position, results of operations and cash flows. If our actual claims experience is higher than our estimates, our financial position, results of operations and cash flows could be adversely affected. Finally, the South African insurance industry is highly competitive. Many of our competitors are well-established, represented nationally and market similar products and we therefore may not be able to effectively penetrate the South African insurance market.

Risks Relating to Operating in South Africa and Other Foreign Markets

Operating in Southern and East Africa, both emerging markets, subjects us to greater risks than those we would face if we operated in more developed markets.

Emerging markets such as Southern Africa are subject to greater risks than more developed markets. While we focus our business primarily on emerging markets because that is where we perceive the greatest opportunities to market our products and services successfully, the political, economic and market conditions in these markets present risks that could make it more difficult to operate our business successfully.

Some of these risks include:
- Political, legal and economic instability, including higher rates of inflation and currency fluctuations;
- High levels of corruption, including bribery of public officials;
- Loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;
- A lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;
- Logistical, utilities (including electricity and water supply) and communications challenges;
- Potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax laws;
- Difficulties in staffing and managing operations and ensuring the safety of our employees;
- Restrictions on the right to convert or repatriate currency or export assets;
- Greater risk of uncollectible accounts and longer collection cycles;
- Indigenization and empowerment programs;
- Exposure to liability under the UK Bribery Act; and
- Exposure to liability under U.S. securities and foreign trade laws, including the Foreign Corrupt Practices Act, or FCPA, and regulations established by the U.S. Department of Treasury's Office of Foreign Assets Control, or OFAC.

If we do not achieve applicable Broad-Based Black Economic Empowerment objectives in our South African businesses, we may be subject to fines and we risk losing our government and/or private contracts. In addition, it is possible that we may be required to increase the Black shareholding of our company in a manner that could dilute your ownership and/or change the companies from which we purchase goods or procure services (to companies with a better BEE Status Level).

The legislative framework for the promotion of Broad-Based Black Economic Empowerment ("BEE") in South Africa has been established through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as amended from time to time, and the Amended BEE Codes of Good Practice, 2013, or BEE Codes, and any sector-specific codes of good practice, or Sector Codes, published pursuant thereto. Sector Codes are fully binding between and among businesses operating in a sector for which a Sector Code has been published. Achievement of BEE objectives is measured by a scorecard which establishes a weighting for the various elements. Scorecards are independently reviewed by accredited BEE verification agencies which issue a verification certificate that presents an entity's BEE Status Level. This BEE verification process must be conducted on an annual basis, and the resultant BEE verification certificate is only valid for a period of 12 months from the date of issue. Under our consolidated scorecard, which includes all South African businesses, we currently hold a BEE Status Level 2.

Two of our South African businesses, being EasyPay Financial Services (Pty) Ltd ("EP FS") and EasyPay Insurance Limited, are subject to the Amended Financial Sector Code, or the FS Sector Code, and all other businesses are consolidated under the Department of Trade and Industry (DTI) Generic Codes. The FS Sector Code have been amended and aligned with the new BEE Codes and were promulgated in December 2017. Licensing and/or regulatory authorities overseeing these South African businesses may set minimum adherence requirements to BEE standards as a condition for an operating license to trade. The minimum requirement under the Financial Sector Code is Level 8. We currently have a BEE Status Level 5 for EP FS and BEE Status Level 4 for EasyPay Insurance.

The BEE scorecard includes a component relating to management control, which serves to determine the participation of Black people in the board, as well as at various levels of management within a measured entity (including, inter alia, Executive Management, Senior Management, Middle Management and Junior Management). The BEE Codes and/or Sector Codes define the terms "Senior Management", "Middle Management" and "Junior Management" as those occupational categories as determined in accordance with the Employment Equity Regulations, with specific emphasis on improving participation in proportion to the demographics of the Economically Active Population of South Africa, as published by Statistics South Africa, from time to time. Employment Equity legislation seeks to drive the alignment of the workforce with the racial composition of the economically active population of South Africa and accelerate the achievement of employment equity targets, introducing monetary fines for non-compliance with the Employment Equity legislation and misrepresented submissions. Annexure EEA9 to the Employment Equity Regulations sets out the various occupational levels which are determined in accordance with the relevant grading systems applied by the measured entity and referred to in said Annexure.

During fiscal 2025, we made cash contributions to 36 community-based organizations and enterprises to enable them to promote growth and strengthen their capacity to develop innovative platforms or provide services to the markets they serve. We were also involved in disaster relief efforts for 275 families who were affected by disasters such as floods, cyclones and fires. We also advanced digital transformation in over 80 high schools by donating over 3,800 mobile devices. On November 14, 2024, our shareholders voted on and approved the funding and issuance of 2,490,000 shares of our common stock to the Lesaka ESOP Trust. The Lesaka Employee Share Ownership Plan ("ESOP") is designed to create alignment with our long-term growth objectives. The Lesaka ESOP Trust is also expected to advance our transformation initiatives and plays an important role in improving our BEE Status Level.

However, it is possible that these and other actions may not be sufficient to enable us to achieve the applicable BEE objectives set out for specific financial years. In that event, in order to maintain competitiveness in the South African marketplace, we may have to seek to increase compliance through other means, including by selling or placing additional shares of Lesaka or of our South African subsidiaries to Black South Africans (either directly or indirectly), over and above what has already been approved, and/or changing to suppliers that have higher BEE Status Levels. Such sales or placements of shares could have a dilutive impact on your ownership interest, which could cause the market price of our stock to decline.

We expect that our BEE Status Level will be important in order for us to remain competitive in the South African marketplace. We continually seek ways to improve our BEE Status Level, especially the ownership (so-called "equity") and procurement elements thereof.

We may not be able to effectively and efficiently manage the disruption to our operations as a result of erratic electricity supply in South Africa, which could adversely affect our, financial position, cash flows and future growth.

Our businesses in South Africa are dependent on electricity generated and supplied by the state-owned utility, Eskom, in order to operate, and, in recent years, Eskom has been unable to consistently generate and supply the amount of electricity required by the South African economy which has resulted in significant and often unpredictable electricity supply disruptions. Eskom has implemented a number of short- and long-term mitigation plans to correct these issues, but supply disruptions continued to occur regularly and with no predictability, although consistency of electricity supply has improved significantly since April 2024. As part of our business continuity programs, we have installed back-up diesel generators in order for us to continue to operate our core data processing facilities in the event of intermittent disruptions to our electricity supply. We have to perform regular monitoring and maintenance of these generators and also source and manage diesel fuel levels. We may also be required to replace these generators on a more frequent basis due to the additional burden placed on them.

Our results of operations, financial position, cash flows and future growth could be adversely affected if Eskom is unable to raise sufficient funding to operate and/or commission new electricity-generating power stations in accordance with its plans, or at all, or if we are unable to effectively and efficiently test, maintain, source fuel for, and replace, our generators.

Fluctuations in the value of the South African rand have had, and will continue to have, a significant impact on our reported results of operations, which may make it difficult to evaluate our business performance between reporting periods and may also adversely affect our stock price.

The South African rand, or ZAR, is the primary operating currency for our business operations while our financial results are reported in U.S. dollars. Therefore, any depreciation in the ZAR against the U.S. dollar, would negatively impact our reported revenue and net income. The U.S. dollar/ZAR exchange rate has historically been volatile and we expect this volatility to continue (refer to Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations—Currency Exchange Rate Information."). Due to the significant fluctuation in the value of the ZAR and its impact on our reported results, you may find it difficult to compare our results of operations between financial reporting periods even though we provide supplemental information about our results of operations determined on a ZAR basis. Similarly, depreciation in the ZAR may negatively impact the prices at which our stock trades.

We generally do not engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, other than economic hedging using forward contracts relating to our inventory purchases which are settled in U.S. dollars or euros. We cannot guarantee that we will enter into hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

South Africa's high levels of poverty, unemployment and crime may increase our costs and impair our ability to maintain a qualified workforce.

While South Africa has a highly developed financial and legal infrastructure, it also has high levels of crime and unemployment, relative to peer countries in Africa and other emerging economies, and there are significant differences in the level of economic and social development among its people, with large parts of the population, particularly in rural areas, having limited access to adequate education, healthcare, housing and other basic services, including water and electricity. In addition, South Africa has a high prevalence of HIV/AIDS and tuberculosis, the impact of which may be exacerbated in the short-term by the discontinuation of the U.S. government's funding of certain HIV/AIDS research and outreach programs.

Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability, all of which could negatively affect our business. These problems may prompt emigration of skilled workers, hinder investment into South Africa and impede economic growth. As a result, we may have difficulties attracting and retaining qualified employees.

The economy of South Africa is exposed to high rates of inflation, interest and corporate tax, which could increase our operating costs and thereby reduce our profitability. Furthermore, the South African government requires additional income to fund future government expenditures and may be required, among other things, to increase existing income tax rates, including the corporate income tax rate, amend existing tax legislation or introduce additional taxes.

The economy of South Africa in the past has been, and in the future may continue to be, characterized by rates of inflation and interest that are substantially higher than those prevailing in the United States and other highly-developed economies. High rates of inflation could increase our South African-based costs and decrease our operating margins. High interest rates increase the cost of our debt financing, though conversely, they also increase the amount of income we earn on any cash balances. The South African corporate income tax rate, of 27%, is higher than the U.S. federal income tax rate, of 21%. Any increase in the effective South African corporate income tax rate would adversely impact our profitability and cash flow generation.

Risks Relating to Government Regulation

We are required to comply with certain laws and regulations, including economic and trade sanctions, which could adversely impact our future growth.

We are subject to U.S. and other trade controls, economic sanctions and similar laws and regulations, including those in the jurisdictions where we operate. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign trade control laws and regulations, including various export controls and economic sanctions programs, such as those administered by OFAC. We monitor compliance in accordance with the 10 principles as set out in the United Nations Global Compact Principles, the Organisation for Economic Co-operation and Development recommendations relating to corruption, and the International Labor Organization Protocol in terms of certain of the items to be monitored. As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating trade control laws as well as sanctions regulations.

Violations of trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have developed policies and procedures as part of a company-wide compliance program that is designed to assist our compliance with applicable U.S. and international trade control laws and regulations, including trade controls and sanctions programs administered by OFAC, and provide regular training to our employees to create awareness about the risks of violations of trade control laws and sanctions regulations and to ensure compliance with these laws and regulations. However, there can be no assurance that all of our employees, consultants, partners, agents or other associated persons will not act in violation of our policies and these laws and regulations, or that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition. Any expansion into developing countries, and our development of new partnerships and joint venture relationships, could increase the risk of OFAC violations in the future.

In addition, our payment processing and financial services activities are subject to extensive regulation. Compliance with the requirements under the various regulatory regimes may cause us to incur significant additional costs and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines and/or civil or criminal liability.

We are required to comply with anti-corruption laws and regulations, including the FCPA and UK Bribery Act, in the jurisdictions in which we operate our business, which could adversely impact our future growth.

The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business, or securing any improper business advantage, and requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The UK Bribery Act includes provisions that extend beyond bribery of foreign public officials and also apply to transactions with individuals not employed by a government and the act is also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate or have investments lack a developed legal system and have higher than normal levels of corruption.

Any failure by us to adopt appropriate compliance procedures and ensure that our employees, agents and business partners comply with the anti-corruption laws and regulations could subject us to substantial penalties, and the requirement that we comply with these laws could put us at a competitive disadvantage against companies that are not required to comply. For example, in many emerging markets, there may be significant levels of official corruption, and thus, bribery of public officials may be a commonly accepted cost of doing business. Our refusal to engage in illegal behavior, such as paying bribes, may result in us not being able to obtain business that we might otherwise have been able to secure or possibly even result in unlawful, selective or arbitrary action being taken against us.

Violations of anti-corruption laws and regulations are punishable by civil penalties, including fines, as well as criminal fines and imprisonment. We have developed policies and procedures as part of a company-wide compliance program that is designed to assist our compliance with applicable U.S., South African and other international anti-corruption laws and regulations, and provide regular training to our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, partners, agents or other associated persons will not take actions in violation of our policies or these laws and regulations, or that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition.

We do not have a South African banking license and, therefore, we provide our EPE solution through an arrangement with a third-party bank, which limits our control over this business and the economic benefit we derive from it. If this arrangement were to terminate, we would not be able to operate our EPE business without alternate means of access to a banking license. We are also required to comply with the requirements of payment schemes, including VISA and Mastercard. Furthermore, we provide certain of our services under partnerships with South African banks. We will be unable to provide our payments and card-acquiring businesses if we fail to comply with payment scheme rules, and/or fail to maintain certain regulatory licenses and registrations, and/ or if we were unable to continue to partner with South African banks to provide our payments and card acquiring services.

The South African retail banking market is highly regulated. Under current law and regulations, our EasyPay Everywhere ("EPE") business activities require us to be registered as a bank in South Africa or to have access to an existing banking license. We are not currently so registered, but we have an agreement with African Bank Limited, that enables us to implement our EPE program in compliance with the relevant laws and regulations. If this agreement were to be terminated, we would not be able to operate these services unless we were able to obtain access to a banking license through alternate means. Furthermore, we have to comply with the South African Financial Intelligence Centre Act, 2001 and money laundering and terrorist financing control regulations, when we open new bank accounts for our customers and when they transact. Failure to effectively implement and monitor responses to the legislation and regulations may result in significant fines or prosecution of African Bank and ourselves.

The South African Financial Advisory and Intermediary Services Act, 2002, requires persons who act as intermediaries between financial product suppliers and consumers in South Africa to register as financial service providers. EasyPay Insurance was granted a Financial Service Provider ("FSP") license on June 9, 2015, and EP FS was granted a FSP license on July 11, 2017. If our FSP licenses are withdrawn or suspended, we may be stopped from continuing our financial services businesses in South Africa unless we are able to enter into a representative arrangement with a third party FSP.

Furthermore, the proposed Conduct of Financial Institutions ("COFI") Bill will overhaul the current regulatory and legislative framework by replacing the rules-based approach with an outcomes-driven and principles-based model, and the adoption of an activity-based licensing regime. It will establish a uniform legislative framework to regulate the conduct of all financial institutions across the financial services sector. While the framework will make significant changes, including the conversion of existing licences through transitional arrangements and new activities requiring licensing, it is likely to increase operational costs to meet regulatory expectations. The final draft of the COFI Bill is expected to be tabled before Parliament late 2025 or early 2026 for approval. However, contingencies are in place to ensure smooth transition should the COFI Bill face further delays which will include formal consultations and the phased introduction of the new legislative framework.

We are required to comply with the requirements of payment schemes, including VISA and Mastercard. We have deployed a significant number of devices, and any mandatory compliance upgrades to our deployed POS devices would require significant capital expenditures and/or be disruptive to our customer base. Failure to comply with the payment schemes' rules may result in significant fines and/or a loss of license to participate in the scheme(s).

We provide card acquiring services to our customers by partnering with Nedbank Limited and ABSA Bank Limited, and payment processing services in partnership with the largest banks in South Africa. If these agreements were to be terminated, Adumo would not be able to operate its payment services unless it were able to obtain alternative card acquiring or payment processing agreements with other partners or obtain a direct designation license with the schemes and regulatory bodies. In addition, if we were to lose our Payment Association of South Africa ("PASA") registrations or fail to have them renewed, it would be unable to operate its payment services.

Compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines and/or civil or criminal liability.

Proposed regulatory changes to the national payments system are expected to have a substantial impact on the South African payments industry. It may change the manner in which we conduct business and likely lead to increased operating costs for our business as we work to ensure compliance with the new legislative and regulatory framework, which may have a material adverse effect on our business.

On March 3, 2025, the South African Reserve Bank ("SARB") published certain draft regulatory documents for commentary that are expected to have a substantial impact on how we conduct our business namely: (i) a draft directive entitled "Directive in respect of specific payment activities within the national payment system" (the "Directive"); (ii) a draft exemption notice entitled "Designation by the Prudential Authority of specific activities conducted in the national payment system which shall be deemed not to constitute 'the business of a bank' under paragraph (cc) in section 1(1) of the Banks Act, 1990" (the "Exemption Notice"); and (iii) the National Payment System Bill ("NPS Bill"), which seeks to replace the existing National Payment System Act, 1998. The proposed regulations were made available for comment, and we submitted detailed comments to our industry body, Association of South African Payment Providers, on the proposed regulations.

The key objectives of the proposed regulations are to clarify the mandate and objectives of the SARB with respect to the national payment system ("NPS"); and establish a robust regulatory, oversight, and supervisory framework for the NPS. The proposed regulations also aim to promote financial inclusion, competition, the prevention of financial crime, and the fair treatment and protection of customers, while introducing an activity-based licensing and authorization regime. In this regard, the Directive defines thirteen "payment activities" and provides that a person, which can be a bank or a non-bank, providing a "payment activity" must obtain authorisation from the SARB to undertake such activity. Under the Exemption Notice, certain payment activities are exempted from the definition of 'the business of a bank'. Prior to the Exemption Notice, these activities could only be undertaken by a bank. Pursuant to the Exemption Notice, these activities can be undertaken by non-banks, subject to certain conditions. Certain of our businesses, including EasyPay Everywhere, Adumo and Kazang Pay, currently undertake activities which would qualify as "payment activities" under the Directive and the NPS Bill. Under the current regulatory framework, these activities are undertaken in partnership with a sponsoring bank and the sponsoring bank is subject to regulation by the SARB. In other words, the business undertaking the "payment activity" is not subject to direct regulation with respect to such payment activities.

It is uncertain if and when the proposed regulations will enter into effect and whether a non-bank such as the relevant Lesaka subsidiary may elect whether to conduct an exempted payment activity by partnering with a bank to do so, or on its own, if it is authorised by the SARB - i.e. whether both options will be available to a non-bank. Should our businesses be subject to direct regulation under this new regime (i.e., if our current sponsorship model is no longer available), we expect that we will incur significant operating costs to comply with the new requirements, and to obtain authorization with respect thereto. Furthermore, while some requirements may already exist under other current regulatory frameworks for certain of our businesses, we will likely need to invest in additional resources, systems and processes to satisfy the regulatory requirements contemplated in the proposed regulations, which may also lead to increased operational costs, which may have a material adverse effect on our business.

We may be subject to regulations regarding privacy, data use and/or security, which could adversely affect our business.

We are subject to regulations in a number of the countries in which we operate relating to the processing (which includes, *inter alia*, the collection, use, retention, security and transfer) of personal information about the people (whether natural or juristic) who use our products and services. The interpretation and application of user data protection laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and our current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any regulatory requirements or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity. In addition, as noted above, we are subject to the possibility of security breaches, which themselves may result in a violation of these laws.

Amendments to the NCA were signed into law in South Africa in August 2019. Compliance with these amendments may adversely impact our micro-lending operations in South Africa.

In August 2019, the National Credit Amendment Bill, or debt-relief bill, was signed into law in South Africa. The effective date of the debt-relief bill has not yet been announced and has been significantly delayed. We believe that the debt-relief bill will restrict the ability of financial services providers to provide lending products to certain low-income earners and will increase the cost of credit to these consumers. As a result, compliance with the debt-relief bill may adversely impact our micro-lending operations in South Africa. Furthermore, we expect that it will take us, and other credit providers, some time to fully understand, interpret and implement this new legislation in our lending processes and practices. Non-compliance with the provisions of this new legislation may result in financial loss and penalties, reputational loss or other administrative punishment.

Risks Relating to our Common Stock

Our stock price has been and may continue to be volatile.

Our stock price has periodically experienced significant volatility. During the 2025 fiscal year, our stock price ranged from a low of $3.39 to a high of $5.60. We expect that the trading price of our common stock may continue to be volatile as a result of a number of factors, including, but not limited to the following:
- Any adverse developments in litigation or regulatory actions in which we are involved;
- Fluctuations in currency exchange rates, particularly the U.S. dollar/ZAR exchange rate;
- Announcement of additional BEE transactions, especially one involving the issuance or potential issuance of equity securities or dilution or sale of our existing business in South Africa;
- Quarterly variations in our operating results;
- Significant fair value adjustments or impairment in respect of investments or intangible assets;
- Announcements of acquisitions or disposals;
- The timing of, or delays in the commencement, implementation or completion of major projects;
- Large purchases or sales of our common stock; and
- General conditions in the markets in which we operate.

Additionally, shares of our common stock can be expected to be subject to volatility resulting from purely market forces over which we have no control.

The put right we granted to the IFC Investors on the occurrence of certain triggering events may have adverse impacts on us.

In May 2016, we issued an aggregate of 9,984,311 shares of our common stock to the IFC Investors. Certain IFC Investors were also investors in Adumo and on October 1, 2024, we issued an aggregate of 1,989,162 additional shares of our common stock to these IFC Investors pursuant to the Adumo transaction agreement. As of June 30, 2025, the IFC Investors held 9,356,028 shares. We granted the IFC Investors certain rights, including the right to require us to repurchase any share held by the IFC Investors pursuant to the May 2016 and October 2024 transactions upon the occurrence of specified triggering events, which we refer to as a "put right." The put price per share will be the higher of the price per share paid to us by the IFC Investors and the volume-weighted average price per share prevailing for the 60 trading days preceding the triggering event, except that with respect to a put right triggered by rejection of a bona fide offer, the put price per share will be the highest price offered by the offeror. If a put triggering event occurs, it could adversely impact our liquidity and capital resources. In addition, the existence of the put right could also affect whether or on what terms a third party might in the future offer to purchase our company. Our response to any such offer could also be complicated, delayed or otherwise influenced by the existence of the put right.

Approximately 31% of our outstanding common stock is owned by two shareholders. The interests of these shareholders may conflict with those of our other shareholders.

There is a concentration of ownership of our outstanding common stock because approximately 31% of our outstanding common stock is owned by two shareholders. Based on their most recent SEC filings disclosing ownership of our shares, Value Capital Partners (Pty) Ltd, or VCP, and IFC Investors, beneficially own approximately 19% and 12% of our outstanding common stock as of June 30, 2025, respectively.

The interests of VCP and the IFC Investors may be different from or conflict with the interests of our other shareholders. As a result of the significant combined ownership by VCP and the IFC Investors, they may be able, if they act together, to significantly influence the voting outcome of all matters requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a change of control of our company, thus depriving shareholders of a premium for their shares, or facilitating a change of control that other shareholders may oppose.

We may seek to raise additional financing by issuing new securities with terms or rights superior to those of shares of our common stock, which could adversely affect the market price of such shares.

We may require additional financing to fund future operations, including expansion in current and new markets, programming development and acquisition, capital costs and the costs of any necessary implementation of technological innovations or alternative technologies, or to fund acquisitions. We may also wish to raise additional equity funding to reduce the amount of debt funding on our balance sheet. Because of the exposure to market risks associated with economies in emerging markets, we may not be able to obtain financing on favorable terms or at all. If we raise additional funds by issuing equity securities, the percentage ownership of our current shareholders will be reduced, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and voting power of shares of common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us.

Issuances of significant amounts of stock in the future could potentially dilute your equity ownership and adversely affect the price of our common stock.

We believe that it is necessary to maintain a sufficient number of available authorized shares of our common stock in order to provide us with the flexibility to issue shares for business purposes that may arise from time to time. For example, we could sell additional shares to raise capital to fund our operations, to reduce debt or to acquire other businesses, issue shares in a BEE transaction, issue additional shares under our stock incentive plan or declare a stock dividend. Our board may authorize the issuance of additional shares of common stock without notice to, or further action by, our shareholders, unless shareholder approval is required by law or the rules of the NASDAQ Stock Market. The issuance of additional shares could dilute the equity ownership of our current shareholders and any such additional shares would likely be freely tradable, which could adversely affect the trading price of our common stock.

We have identified material weaknesses in our internal control over financial reporting which, if not timely remediated, may adversely affect the accuracy and reliability of our financial statements, and our reputation, business and stock price, as well as lead to a loss of investor confidence in us.

As described under Item 9A—"Controls and Procedures.", we concluded that our disclosure controls and procedures were not effective as of June 30, 2025 and that we had, as of such date, material weaknesses in our internal control over financial reporting related to:

- Our Consumer lending process, specifically insufficient risk assessment and monitoring activities relating to changes in systems and processes, insufficient controls over internal information and information from service organizations, and insufficient design and implementation of information technology general controls ("ITGCs"), controls over service organizations and process level controls, resulting in ineffective process level controls, including a lack of validation of the completeness and accuracy of information used within the process;
- Our payroll process, specifically insufficient risk assessment and monitoring activities relating to changes over the transfer of ownership to the centralized payroll processes, insufficient controls over information from service organizations, and insufficient design and implementation of ITGCs, controls over service organizations and process level controls resulting in ineffective process level controls including a lack of validation of the completeness and accuracy of information used within this process;
- Our annual goodwill impairment process, specifically related to insufficient risk assessment and ineffective design and implementation of controls resulting in ineffective process level controls;
- Our business combination process, specifically insufficient risk assessment and ineffective design and implementation of controls over the purchase price allocation of the Adumo and Recharger acquisitions including insufficient controls over information resulting in ineffective process level controls including a lack of validation of the completeness and accuracy of information used;
- Our revenue recognition process relating to prepaid airtime sold and processing fees relating to certain agreements, specifically insufficient risk assessment and ineffective design and implementation of controls related to our judgement over revenue recognized either as principal versus as agent resulting in ineffective process level controls.;
- Our journal entry process, specifically relating to insufficient risk assessment, and ineffective design and implementation of controls including insufficient controls over information resulting in ineffective process level controls including a lack of validation of the completeness of the journal entry population and a lack of validation of the completeness and accuracy of information used within the process; and
- An insufficient number of experienced and trained resources to execute on their internal control responsibilities resulting in ineffective design, implementation and operating effectiveness of process level controls for processes in the scope of our internal control over financial reporting evaluation.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements would not be prevented or detected on a timely basis. The material weaknesses identified in Item 9A—"Controls and Procedures.", did not result in any adjustments or restatements of our audited and unaudited consolidated financial statements or disclosures for any prior period previously reported by us.

We intend to remediate these material weaknesses. While we believe the steps we take to remediate these material weaknesses will improve the effectiveness of our internal control over financial reporting and will remediate the identified deficiencies, if our remediation efforts are insufficient to address the material weakness or we identify additional material weaknesses in our internal control over financial reporting in the future, our ability to analyze, record and report financial information accurately, to prepare our financial statements within the time periods specified by the rules and forms of the SEC and to otherwise comply with our reporting obligations under the federal securities laws may be adversely affected. The occurrence of, or failure to remediate, these material weaknesses and any future material weaknesses in our internal control over financial reporting may adversely affect the accuracy and reliability of our financial statements and have other consequences that could materially and adversely affect our business, including an adverse impact on the market price of our common stock, potential actions or investigations by the SEC or other regulatory authorities, shareholder lawsuits, a loss of investor confidence and damage to our reputation.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, especially over companies that we may acquire, could have a material adverse effect on our business and stock price.

Under Section 404 of Sarbanes, we are required to furnish a management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting. We are required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal control that materially affect, or are reasonably likely to materially affect, internal control over financial reporting.

A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The requirement to evaluate and report on our internal controls also applies to companies that we acquire. Some of these companies, such as Adumo and Recharger, may not be required to comply with Sarbanes prior to the time we acquire them. The integration of these acquired companies into our internal control over financial reporting could require significant time and resources from our management and other personnel and may increase our compliance costs. If we fail to successfully integrate the operations of these acquired companies into our internal control over financial reporting, our internal control over financial reporting may not be effective.

While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market's perception of our business and our stock price.

The restatement of our prior quarterly financial statements may affect shareholder and investor confidence in us or harm our reputation, and may subject us to additional risks and uncertainties, including increased costs and the increased possibility of legal proceedings and regulatory inquiries, sanctions or investigations.

We identified material misstatements in the original filings of our Quarterly Report on Form 10-Q for the quarters ended September 30, 2024, December 31, 2024 and March 31, 2025 ("Original Filings") and withdrew reliance on these Original Filings on September 10, 2025. We filed amended quarterly reports on September 29, 2025 which include restatement(s), refer to the section titled "Restatement" in Note 1 to the unaudited condensed consolidated financial statements in each of the amended filings on Form 10-Q/A for the quarters ended September 30, 2024, December 31, 2024 and March 31, 2025, for additional information regarding the restatement(s). Management also identified material weaknesses in our internal control over financial reporting specific to the evaluation of information that was known or knowable at the time of the transaction or event included in the Original Filings, refer to Item 9A—"Controls and Procedures."

As a result of the restatement described above, we have incurred, and may continue to incur, unanticipated costs for accounting and legal fees in connection with, or related to, such restatement. In addition, such restatement could subject us to a number of additional risks and uncertainties, including the increased possibility of legal proceedings and inquiries, sanctions or investigations by the SEC or other regulatory authorities. Any of the foregoing may adversely affect our reputation, the accuracy and timing of our financial reporting, or our business, results of operations, liquidity and financial condition, or cause shareholders, investors and customers to lose confidence in the accuracy and completeness of our financial reports or cause the market price of our common stock to decline.

You may experience some difficulties in effecting service of legal process, enforcing U.S and/or foreign judgments or bringing original actions based upon U.S. laws, including federal securities laws or other foreign laws, against us or certain of our directors and officers and experts.

While Lesaka is incorporated in the state of Florida, United States, substantially all of the company's assets are located outside the United States. For this reason, the majority of Lesaka's directors and all its officers reside outside of the United States and the majority of our experts, including our independent registered public accountants, are based in South Africa.

As a result, even though you could effect service of legal process upon Lesaka, as a Florida corporation, in the United States, you may not be able to collect any judgment obtained against Lesaka in the United States, including any judgment based on the civil liability provisions of U.S. federal securities laws, because substantially all of our assets are located outside the United States.

Any legal processes initiating action in the United States against Lesaka's directors, officers, and experts who are located outside of the United States, will need to be served on them in that country, in accordance with the procedures prescribed by the relevant U.S. court. South Africa is not a party to any treaties regarding the enforcement of foreign commercial judgments. In order to be able to enforce a foreign judgment, it is required for the South African courts to first "recognize" the U.S. judgment – in the absence of this, the foreign judgment has no automatic extra territorial effect. The foreign judgment constitutes a "cause of action" which *may* be recognized and enforced by South African courts. In order to achieve this, legal proceedings must be commenced in the South African courts.

South Africa is a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, and its International Arbitration Act 15 of 2017 provides that foreign arbitral awards *must* be recognised and enforced in South Africa. However, application must still be made to the South African High Court in order for the award to be recognised and enforceable in South Africa.

Additional, practical, considerations relating to the enforcement of foreign judgments and arbitration awards in South Africa include the following:
- If a foreign judgment is enforced by a South African court, the approval of the SARB (or an Authorised Dealer of SARB) is required (i) before a defendant resident in South Africa may pay money to a non-resident plaintiff; and (ii) to settle the judgement in a currency other than South African Rand; and
- A plaintiff who is not resident in South Africa may be required to provide security for costs when initiating court proceedings in South Africa (including for the enforcement of foreign judgments and awards).

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We operate in the Southern African Fintech industry, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations including, but not limited to, the following: intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy laws and other litigation and legal risk and reputational risk. We have implemented a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems. Our cybersecurity program is aligned with industry standards and best practices, specifically the Payment Card Industry Data Security Standard ("PCI DSS"), the National Institute of Standards and Technology ("NIST") Cybersecurity Framework and more recently the SARB Directive No. 01 of 2024, focusing on cybersecurity and cyber-resilience within the National Payment System ("NPS"). We periodically conduct a third-party Security Risk Assessment ("SRA") to identify the potential impact and likelihood of various cyber scenarios and to determine the appropriate mitigation strategies and controls. We also use this SRA to inform our cybersecurity roadmap and strategies to ensure a robust IT security environment is implemented at our company. We use various tools and methodologies to manage cybersecurity risk—including, but not limited to, the following: the use of a Managed Endpoint Detection and Response ("EDR") software and Managed Network Detection and Response ("MNDR") for our Local Area Network ("LAN") monitoring with internal and external Security Operations Center ("SOC") real-time monitoring, Data Loss Prevention ("DLP") enabled across email and web channels as well as mandatory Multi-factor Authentication ("MFA") in our IT environment. In addition, we do periodic backups and regularly test the process to recover any lost or corrupted data. We also monitor and evaluate our cybersecurity posture and performance on an ongoing basis through regular vulnerability scans, penetration tests, and threat intelligence feeds provided by our respective security vendors. We require third-party service providers with access to personal, confidential or proprietary information to implement and maintain comprehensive cybersecurity practices consistent with applicable legal standards and industry best practices.

We recognize the importance of cyber security awareness and skills development which is regularly provided to the general workforce, security teams, developers and senior management which includes regular crisis simulations to prepare respective teams for crisis scenarios. This also includes regular phishing simulations and campaigns.

Our business depends on the availability, reliability, and security of our information systems, networks, data, and intellectual property. Any disruption, compromise, or breach of our systems or data due to a cybersecurity threat or incident could adversely affect our operations, customer service, product development, and competitive position. This could also result in a breach of our contractual obligations or legal duties to protect the privacy and confidentiality of our stakeholders. Such a breach could expose us to business interruption, lost revenue, ransom payments, remediation costs, liabilities to affected parties, cybersecurity protection costs, lost assets, litigation, regulatory scrutiny and actions, reputational harm, customer dissatisfaction, harm to our vendor relationships, or loss of market share.

Our Board of Directors exercises its oversight role through the Audit Committee, which provides the Board with regular reports and findings from our Group Chief Information Security Officer ("CISO"), a qualified cybersecurity professional with over 25 years of experience and a Master's in Information Security from Royal Holloway, University of London.

As of the date of this Annual Report, we do not believe any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, including our results of operations or financial condition. This Item 1C should be read in conjunction with the other sections of this Annual Report, particularly Item 1A "Risk Factors," for a comprehensive understanding of the risks and uncertainties related to our business and operations.

ITEM 2.   PROPERTIES

We lease our corporate headquarters facility which consists of approximately 81,000 square feet in Johannesburg, South Africa. We also lease properties throughout South Africa, including 207 financial services branches, 14 financial service express stores, 17 satellite branches and 14 sites to support our integrated POS software and hardware to the hospitality industry operations. We also lease additional office space in Johannesburg, Cape Town and Durban, South Africa; Gaborone, Botswana; Windhoek Namibia; and Nairobi, Kenya. These leases expire at various dates through 2030, assuming the exercise of options to extend. We believe that we have adequate facilities for our current business operations.

ITEM 3.   LEGAL PROCEEDINGS

Litigation related to CPS

Lesaka SA is a party to proceedings in the Constitutional Court of South Africa involving its subsidiary, Cash Paymaster Services Proprietary Limited ("CPS"), which is currently in liquidation. The objective of these proceedings is to procure an order for CPS to pay to SASSA the profit generated by CPS pursuant to an agreement concluded between SASSA and CPS, following the award of a tender to CPS. This arose as a consequence of prior court proceedings which concluded that the tender should not have been awarded to CPS (for technical reasons not related to any conduct by CPS). Lesaka SA has been included in these proceedings in order to provide information relevant to determining the profit so made by CPS.

A hearing was held in the Constitutional Court on May 27, 2025 and we await the ruling of the Constitutional Court. While no formal steps have been taken by CPS or any other party to these proceedings to claim that Lesaka SA should be liable to SASSA or to CPS as a consequence of the proceedings currently before the Constitutional Court, it is difficult to anticipate what the ruling of the Constitutional Court will be.

General

From time to time, we are involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this Annual Report on Form 10-K, we are not a party to any litigation or legal proceeding or subject to any claim that, in the current opinion of management, could reasonably be expected to have a material adverse effect on our financial position or results of operations. However, due to the risks and uncertainties inherent in legal proceedings, actual results could differ from current expected results.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market information

Our common stock is listed on The NASDAQ Global Select Market, or Nasdaq, in the United States under the symbol "LSAK" and on the JSE in South Africa under the symbol "LSK." The Nasdaq is our principal market for the trading of our common stock and we have a secondary listing on the JSE.

Our transfer agent in the United States is Computershare Shareowner Services LLC, 480 Washington Blvd, Jersey City, New Jersey, 07310. According to the records of our transfer agent, as of September 25, 2025, there were 6 shareholders of record of our common stock. We believe that a substantially greater number of beneficial owners of our common stock hold their shares though banks, brokers, and other financial institutions (i.e. "street name"). Our transfer agent in South Africa is JSE Investor Services (Pty) Ltd, One Exchange Square, 2 Gwen Lane, Sandown, Sandton, 2196, South Africa.

Dividends

We have not paid any dividends on shares of our common stock during our last two fiscal years and presently intend to retain future earnings to finance the expansion of the business. We do not anticipate paying any cash dividends in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, debt commitments, expansion plans, financial condition and other relevant factors.

Issuer purchases of equity securities

On September 2, 2025, our board of directors approved a share repurchase authorization to repurchase up to an aggregate of $15 million of our common stock. The authorization has no expiration date. This share purchase authorization replaces our $100 million share repurchase authorization.

The table below presents information relating to purchases of shares of our common stock during the fourth quarter of fiscal 2025:

Period	(a) Total number of shares purchased	(b) Average price paid per share ($)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum dollar value of shares that may yet be purchased under the plans or programs ($)
April 2025	0	-	-	100,000,000
May 2025[1]	230,442	4.49	-	100,000,000
June 2025[1]	2,853	4.19	-	100,000,000
Total	233,295		-	

(1) Relates to the delivery of shares of our common stock to us by certain of our employees to settle their income tax liabilities. These shares do not reduce the repurchase authority under our previous $100 million share repurchase program.

Share performance graph

The chart below compares the five-year cumulative return, assuming the reinvestment of dividends, where applicable, on our common stock with that of the S&P 500 Index and the NASDAQ Industrial Index. This graph assumes $100 was invested on June 30, 2020, in each of our common stock, the companies in the S&P 500 Index, and the companies in the NASDAQ Industrial Index.



ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Item 8—"Financial Statements and Supplementary Data." In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See Item 1A— "Risk Factors" and "Forward Looking Statements."

U.S. securities laws require that when we publish any non-GAAP measures, we disclose the reason for using these non-GAAP measures and provide reconciliations to the most directly comparable GAAP measures. We discuss why we consider it useful to present these non-GAAP measures and the material risks and limitations of these measures, as well as a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measure below at "—Results of Operations—Use of Non-GAAP Measures" below.

Overview

We offer an integrated and holistic multiproduct platform that provides transactional accounts, lending, insurance, merchant acquiring, cash management, software and ADP. Targeted solutions and integrations facilitate payments between consumers and businesses. By providing a full-service fintech platform in our connected ecosystem, we facilitate the digitization of commerce in our markets.

Sources of Revenue

We generate revenue through a diversified portfolio of financial, payment, software, and technology solutions, structured across three reportable segments: Merchant, Consumer, and Enterprise.

Merchant

Revenues in Merchant are derived from a combination of transaction-based fees and an ad valorem pricing model.

- **Merchant acquiring:** We earn revenue from merchant acquiring on an ad valorem basis, based on a percentage of the total transaction value processed through our network. We also earn revenue from transaction fees charged to merchants.
- **Software (technology products):** Revenue is generated through selling hardware (such as POS devices) and providing licensing software and technology services to merchants.
- **Cash:** We generally earn revenue on an ad valorem basis, based on a percentage of the total cash settlements processed through our cash vaulting network. We also earn transaction fees when customers utilize our ATM network.
- **Lending:** We generate interest revenue from qualifying merchant customers who are able to access short-term business loans. This revenue stream includes interest charged on outstanding loan balances.
- **ADP:** We also offer merchant customers access to platforms through which we (a) generate revenue from the sale of prepaid airtime and generate fees from distribution of ADP, including prepaid solutions (airtime, data, electricity and gaming), bill payments, International Money Transfers ("IMT") and supplier enabled payments. These fees are largely charged on an ad valorem basis.

Consumer

Revenues in Consumer are generated from transactional banking fees, interest income, insurance premiums and card transaction processing fees.

- **Transactional Fees:** We earn revenue by charging a monthly fee and charge fees on an ad valorem basis for goods and services purchased. Transactional fees associated with our consumer accounts include monthly account service fees, ATM withdrawal fees, and other fees based on usage.
- **Lending:** Revenue from our lending products is derived from a combination of origination fees, monthly interest on outstanding loan balances and monthly service fees.
- **Insurance:** Revenue from our insurance offerings is earned monthly premiums paid by the policyholders.

Enterprise

Like Merchant, Enterprise generates revenue from a combination of transaction-based fees and an ad valorem pricing model.

- **ADP:** Revenue from our ADP offering for Enterprise clients is primarily based on a fixed fee per transaction. A secondary pricing model is on an ad valorem basis, depending on the specific digital product being sold.
- **Utilities:** Our utilities vertical generates revenue predominantly through an annuity-based model, with fees charged on an ad valorem basis based on the total value of electricity vended through our platform. Ad-hoc hardware sales of utility meters also an additional contribution to revenue.
- **Payments:** Our payment solutions enable payment acceptance for us and external enterprises, on which we earn a fee per transaction processed.

Developments during Fiscal 2025

This item generally discusses our 2025 results compared to our 2024 results. Discussions of our 2024 results compared to our 2023 results can be found within our Annual Report on Form 10-K for the year ended June 30, 2024.

Merchant Division

Performance in Merchant has been driven by:

Merchant acquiring

Merchant acquiring includes 84,541 devices deployed under the Adumo, Card Connect and Kazang brands.

	2025	2024	2023	2025 vs 2024
Number of devices in deployment	84,541	51,880	44,935	63%
Total Throughput for the year (ZAR billions)	35.5	15.6	12.0	127%

- 2025 is inclusive of approximately 29,000 devices deployed by Adumo with the Adumo transaction closing on October 1, 2024, the impact of which is not included in the prior period comparatives.
- Throughput increased to ZAR 35.5 billion for the year, driven mainly by the inclusion of Adumo for nine months of fiscal 2025 and 15% year-on-year growth attributable to Kazang Pay.

Software

Our software solutions are offered through GAAP.

	2025
Number of GAAP sites	9,649
Approximate ARPU per site (ZAR)[1]	3,144

(1) ARPU is calculated on a revenue per site basis, as monthly figure based on a three-month rolling average for the quarter ending June 30, 2025.

- GAAP was acquired on October 1, 2024.
- Monthly ARPU per site combines hardware on a rental basis and software subscription revenue, but excludes the merchant acquiring revenue when our software customers utilize our merchant acquiring payment solutions.

Cash

	2025	2024	2023	2025 vs 2024
Number of devices in deployment	4,572	4,448	4,393	3%
Cash settlements (throughput) for the year (ZAR billions)	114.8	112.6	110.1	2%

Our cash business continues to reflect a tale of two distinct markets:
- Small-to-Medium merchant sector: Ongoing decline in cash usage with flat net growth in vault activity in a more mature digital economy where cash is increasingly displaced by digital alternatives.
- Micro-merchant market: High cash prevalence and increasing digital adoption is supporting strong growth in the numbers of devices and cash settlements. Throughput in our vaults placed in the micro-merchant sector increased more than 90% to ZAR 13.8 billion in fiscal 2025, representing more than 10% of total vault throughput for the year compared to over 5% a year ago. This is fast becoming a meaningful contributor to our cash offering.

Lending

Our lending solutions are offered to merchants through Capital Connect and Adumo Capital. Adumo Capital is a joint venture with Retail Capital, a division of Tyme Bank, with a 50:50 profit share.

	2025	2024	2023	2025 vs 2024
Total lending origination volume (ZAR millions)[1]	917	716	769	28%
Total net loan book outstanding at period end (ZAR millions)[1]	479	284	294	69%

(1) Amounts reflected above includes 100% of Adumo Capital's credit disbursed and net loan book.

- 2025 is inclusive of lending origination volume (for nine months) and the net loan book under the Adumo brand, with the Adumo transaction closing on October 1, 2024, the impact of which is not included in the prior period comparatives.
- Capital Connect comprises more than 70% of our merchant lending activity. After a challenging two-year period shaped by macroeconomic headwinds, Capital Connect lending origination volume rebounded during fiscal 2025. Capital Connect disbursed ZAR 783 million in 2025, compared with ZAR 716 million last year and ZAR 769 million in 2023. This recovery has been driven by targeted strategic interventions, including dedicated sales teams, improved proprietary visibility into merchants' business activity, increased emphasis on new client acquisition and renewals for repeat borrowers.

ADP

ADP in our Merchant Division includes prepaid solutions (airtime, data, electricity and gaming), bill payments, IMT and supplier enabled payments. IMT and bill payments are included in the supplier enabled throughput shown below, with supplier payments representing the most significant contributor to ADP throughput in the Merchant Division.

	2025	2024	2023	2025 vs 2024
Number of devices in deployment	94,345	87,562	74,955	8%
Total throughput for the year (ZAR billions)	42.5	33.0	27.6	29%
Prepaid solutions throughput for the year (ZAR billions)	19.1	18.1	14.8	6%
Supplier enabled payments throughput for the year (ZAR billions)	23.4	14.9	12.8	57%

- We had 94,345 devices deployed as of June 30, 2025, representing a 8% year-on-year growth. Core to our device placement strategy is the decision to focus on quality business and optimizing our existing fleet, which is reflected in healthy throughput growth.
- Total throughput increased 29% to ZAR 42.5 billion year-on-year, driven by a 57% increase in supplier enabled payments.

Unification of Merchant under Lesaka brands

Over the past three years, we have brought together Kazang and Connect and subsequently added Adumo and GAAP to our Merchant Division. In 2025, we accelerated the integration of our micro-merchant and merchant businesses as we build an integrated, multi-product platform serving merchants of all sizes. The unification of our Merchant Division's operations and the realignment of these brands under a single Lesaka identity has commenced. We expect streamlining efforts to reduce complexity, eliminate duplication, and unify our go-to-market strategy. As a result of these actions, we have incurred reorganization costs, as well as additional intangible asset amortization charges due to the shortening of the deemed useful lives of some of our brands.

Consumer Division

Our consumer base includes South African grant beneficiaries and other EasyPay Payouts cardholders.

- Our grant beneficiary base includes both permanent and non-permanent grant beneficiaries. As the division has evolved, both sub-categories of consumers are revenue generating and hence the combined consumer base metrics shown below are most appropriate to measure the performance of the division financially and operationally. Although historically we have shown these metrics separately, it is maintained that 90% of the active consumer base are permanent grant beneficiaries.
- Our definition of an active consumer is any EPE consumer that has made a voluntary transaction (debit and/or credit) within the last 90 days. Consumers who may be charged a monthly banking fee but have not made a voluntary transaction in the last 90 days would not be considered an active consumer.
- The definition of an active consumer reflects the revenue generating engagement of our entire consumer base and more accurately tracks our current and future monetization strategy for the division.

- We will continue to show the EasyPay Payouts separately given this follows a different monetization model.

	2025	2024	2023	2025 vs 2024
Transactional accounts (banking) - EPE				
Total active EPE transactional account base at year end (millions)	1.9	1.5	1.3	24%
Approximate Net EPE account activations for the year – active EPE transactional account base (number '000)	348	235	143	48%
Lending - EasyPay Loans				
Approximate number of loans originated during the year (number '000)	1,299	1,061	856	22%
Gross advances in the year (ZAR millions)	2,500	1,686	1,306	48%
Loan book size, before allowances, at year end (ZAR millions)[1]	996	548	415	82%
Insurance - EasyPay Insurance				
Approximate number of insurance policies written in the year (number '000)	210	170	125	23%
Total active insurance policies on book as of year end (number '000)	564	439	335	28%
Gross written premium (ZAR millions)	404	294	229	38%
Average revenue per consumer per month, in the quarter, (active customers) (ZAR)[2]	85	76	71	11%
EasyPay Payouts				
Approximate number of active cardholders (number '000)	212,724	n.a.	n.a.	nm
Approximate load value for the year (ZAR millions)[3]	457	n.a.	n.a.	nm

(1) Gross loan book, before provisions.
(2) ARPU is calculated on a revenue per active consumer basis whereby an active consumer can be both a permanent and non-permanent grant beneficiary with prior periods adjusted for comparison purposes. Previously ARPU represented only accounted for permanent grant beneficiaries. ARPU is a monthly figure based on a 3-month rolling average for the quarter ended June 30, 2025.
(3) Represents the 9-month period for fiscal 2025 given Adumo integration into results from the second quarter of fiscal 2025 onwards.

- Driving customer acquisition, supported by increased focus on customer service.

  o Net active account growth (*permanent grant beneficiaries per SASSA's monthly Social Assistance report for June 30, 2025, on the SASSA statistical reports portal)* for the year was approximately 348,000 accounts, compared to approximately 235,000 a year ago (fiscal 2024).
  o Our focus is on all revenue generating consumers who have initiated a transaction within the last 90-day period. This will include both permanent and temporary grant beneficiaries. Our total active consumer base stood at approximately 1.9 million at the end of June 2025, compared to 1.5 million a year ago.

- Progress on cross selling.

  EasyPay Loans

  o We originated approximately 1.3 million loans during the year, with our consumer loan book, before allowances ("gross book"), increasing 82% to ZAR 996 million as of June 30, 2025, compared to ZAR 548 million as of June 30, 2024.
  o We have not amended our credit scoring or other lending criteria, and the growth is reflective of the demand for our tailored loan product for this market, growth in EPE bank account customer base and improved cross-selling capabilities.
  o The loan conversion rate continues to improve following the implementation of several targeted Consumer lending campaigns and encouraging results from our digital channels.
  o The portfolio loss ratio, calculated as the loans written off over the last 12 months as a percentage of the total gross loan book at the end of the quarter, has remained stable at approximately 6% on an annualized basis, compared to a year ago (fourth quarter of fiscal 2024). With the roll-out of the new lending product, targeting larger loans for a longer tenor, we expect a modest and non-material increase in the portfolio loss ratio.

EasyPay Insurance

- o   Our insurance product sales continue to grow and is a material contributor to the improvement in our overall ARPU. We have been able to improve customer penetration to approximately 34% of our active permanent grant account base as of June 30, 2025, compared to 33% as of June 30, 2024. Approximately 210,000 new policies were written in the year, increasing 23% compared to approximately 170,000 a year ago. The total number of active policies has grown 28% to approximately 564,000 policies at year end, compared to 439,000 policies a year ago (fiscal 2024).

ARPU

- o   ARPU for our active consumer base has increased to approximately ZAR 85 per month for the fourth quarter of fiscal 2025 from approximately ZAR 76 a year ago (during the fourth quarter of fiscal 2024). ARPU reflects the definition of an active customer and includes permanent and non-permanent grant beneficiaries.

EasyPay Payouts

- o   The number of active card holders was approximately 213,000 at year end, with a load value of approximately ZAR 457 million for 9 months with the Adumo transaction closing on October 1, 2024.

Enterprise Division

ADP includes prepaid solutions and bill payments through channels such as retailer distribution networks and online banking apps.

	2025	2024	2025 vs 2024
ADP			
Total Throughput for the year (ZAR billions)	40.7	38.5	6%
Utilities			
Total Throughput for the year (ZAR millions)[1]	1,329	1,051	26%
Number of Registered Meters (Thousands)	524,711	444,397	18%

(1) The Recharger transaction closed on March 3, 2025. Utility payments throughput for fiscal 2025 is a 4-month contribution (comprising a 1-month contribution to the third quarter and a full quarter contribution to the fourth quarter). Utilities throughput shown combines historical performance pre-acquisition.

Acquisition of Bank Zero

On June 26, 2025, we announced the acquisition of Bank Zero, subject to regulatory approval. The transaction marks another key milestone in our journey to build a vertically integrated fintech platform. The combination of Bank Zero's digital banking infrastructure and its operational banking license, together with our fintech and distribution platform, is intended to transform the way Lesaka is able to conduct business in the future, offering key financial, strategic and regulatory benefits, including:
- (i)   Better end-to-end servicing of Lesaka's customer base through a full suite of banking services,
- (ii)   Unlocking meaningful synergies and new opportunities for the group,
- (iii) Accelerating product innovation and streamlining operations across Consumer, Merchant and Enterprise,
- (iv)   Enabling a transformative shift in our financial profile, and
- (v)   Empowering the combined group to deliver greater value to consumers and businesses across South Africa.

Upon completion of the proposed transaction, the selling shareholders of Bank Zero – which include Michael Jordaan (Chairman of Bank Zero), Yatin Narsai (CEO of Bank Zero), and other key members of the Bank Zero will collectively hold an approximate 12% stake in Lesaka. Bank Zero sellers will be subject to regulatory and contractual lockups ranging from between 18 and 36-months post-completion, depending on the seller.

Subject to completion of the transaction, Michael Jordaan is expected to join our Board of Directors, while Yatin Narsai is expected to continue as CEO of Bank Zero. The broader Bank Zero leadership team will remain in their current roles, ensuring continuity and integration.

Balance Sheet Optimization

Debt refinance and new banking partner

At the end of February 2025, we completed the ZAR 4.5 billion refinance of our debt facilities, including Investec Bank Limited (acting through its Investment Banking division: Corporate Solutions) ("Investec Bank") as a new banking partner alongside our incumbent bank, FirstRand Bank Limited (acting through its Rand Merchant Bank division) ("RMB"). The benefits of the debt refinance include: (i) consolidating most of our legacy senior debt facilities at the center, (ii) reducing our overall weighted average borrowing rate by approximately 1.3% per year, (iii) reshaping the repayment profile of our senior debt, and (iv) diversifying our funding sources and increasing debt facility headroom, thereby creating flexibility and capacity for organic and inorganic growth.

Refinancing the Merchant lending facility

At the end of September 2025, we refinanced and increased our merchant lending facility to $22.5 million (ZAR 400 million) to create capacity to fund growth of our merchant lending book. We achieved a 75 basis point reduction in the overall funding cost of this facility.

Mobikwik

We completed the disposal of our major non-core asset, Mobikwik, for $16.4 million (ZAR 290 million) with proceeds received at the end of June. These funds have been included in our cash balances and used to partially offset our debt, in line with our stated intention.

Lesaka Employee Share Trust

We successfully launched Lesaka's Employee Share Ownership Plan ("Lesaka ESOP") in March 2025 reflecting our commitment to our people and adherence to change of control obligations placed on us by the Competition Commission South Africa at the time of the Connect acquisition in 2022. Our ESOP is designed to create alignment with our long-term growth objectives. The Lesaka ESOP Trust held an effective 3% of our issued shares at the date of implementation, representing approximately ZAR 220 million at the current market price. This allocation of shares ensures that employees have a meaningful stake in our future financial success and gives them the opportunity to share in the value created by us.

The Lesaka ESOP Trust advances our transformation initiatives and plays an important role in improving our BBBEE rating. Our employee base is comprised of 87% designated groups for BBBEE purposes. Through the creation of a broader base of employee ownership, we are helping to promote economic inclusion and contribute to transformation in the broader South African economy.

Association of South African Payment Providers ("ASAPP")

ASAPP, publicly launched (www.asapp.co.za) in January 2025, is now fully established as the main representatives of non-bank participants in the payments space. The eight original members (Altron Fintech, Hello Group Inc., iKhokha (Pty) Ltd, Lesaka Technologies (Pty) Ltd, Network International Holdings Plc, Peach Payment Services (Pty) Ltd, Shop2Shop (Pty) Ltd, Yoco Technologies (Pty) Ltd) have been joined by Flash Group, PayU GPO, Cross Switch Technology Ltd, and Paycorp Group. Key workstreams include:

- Greater inclusion of Non-Bank participation in the payment's ecosystem including services such as settlement of funds as part of the Bank's Act.
- Calling to action a review of interchange pricing in South Africa, directly with the SARB.
- Working alongside the SARB and other regulatory stakeholders on the strategic direction of the Faster Payment System, National Treasury Financial Inclusion Forum and the Payments Industry Body Formation.

Critical Accounting Policies

Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities. As future events and their effects cannot be determined with absolute certainty, the determination of estimates requires management's judgment based on a variety of assumptions and other determinants such as historical experience, current and expected market conditions and certain scientific evaluation techniques. Management believes that the following accounting policies are critical due to the degree of estimation required and the impact of these policies on the understanding of the results of our operations and financial condition.

Recoverability of Goodwill

A significant component of our growth strategy is to acquire and integrate businesses that complement our existing operations. The purchase price of an acquired business is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill. In determining the fair value of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods, including present value modeling. Further, we make assumptions using certain valuation techniques, including discount rates and timing of future cash flows.

We review the carrying value of goodwill annually (June 30) or more frequently if circumstances indicating impairment have occurred. We did not perform interim impairment testing in fiscal 2025 as no triggering events were identified outside of the annual impairment test date. In performing this review, we are required to estimate the fair value of goodwill that is implied from a valuation of the reporting unit to which the goodwill has been allocated after deducting the fair values of all the identifiable assets and liabilities that form part of the reporting unit. The determination of the fair value of a reporting unit requires us to make significant judgments and estimates. Changes in these judgements and estimates may impact on the outcome of the impairment test. For instance, the fair value of the ISV reporting unit included in our acquisition of Adumo exceeded the carrying value of the reporting unit as of June 30, 2025, by only 2.4%. If we had used a weighted average cost of capital ("WACC") rate that was 1% higher, we would have recorded an impairment of $3.8 million, and if the WACC rate was 1% lower, the headroom would have increased from 2.4% to 12.4%.

In determining the fair value of reporting units for fiscal 2024 and 2023, our key judgements related to reporting unit revenue growth rates and the weighted-average cost of capital applicable to peer and industry comparables of the reporting units. In determining the fair value of reporting units for fiscal 2025, we considered key judgements related to reporting unit revenue growth rates, the weighted-average cost of capital applicable to peer and industry comparables of the reporting units and the forecast period to be used. We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units. Refer to Note 10 to our audited consolidated financial statements for a summary of the key judgements used in our impairment testing.

The results of our impairment tests during fiscal 2025 and 2023 indicated that the fair value of our reporting units exceeded their carrying values, with the exception of the $17.0 million (related to the Cash Connect, Adumo Technologies, Adumo Payouts and EasyPay reporting units) and $7.0 million (related to the PPT/ NUETS reporting unit), respectively, of goodwill impaired during fiscal 2025 and 2023, as discussed in Note 10 to our audited consolidated financial statements. The results of our impairment tests during fiscal 2024 indicated that the fair value of our reporting units exceeded their carrying values and so did not require impairment.

Intangible Assets Acquired Through Acquisitions

The fair values of the identifiable intangible assets acquired through acquisitions were determined by management using the purchase method of accounting. We completed the acquisition of Adumo and Recharger during fiscal 2025 where we identified and recognized intangible assets. We did not identify any significant intangible assets related to the Touchsides acquisition in fiscal 2024. We used the relief from royalty method to value identified brands identified in the Adumo acquisition, and the multi-period excess earnings method to value identified customer relationships and the replacement cost approach to value the identified technology assets related to Adumo and Recharger. We have used the relief from royalty method, the multi-period excess earnings method, the income approach and the cost approach to value other historic acquisition-related intangible assets. In so doing, we made assumptions regarding expected future revenues and expenses to develop the underlying forecasts, applied contributory asset charges, WACC rates, and useful lives.

The valuations were based on information available at the time of the acquisition and the expectations and assumptions that were deemed reasonable by us. No assurance can be given, however, that the underlying assumptions or events associated with such assets will occur as projected. For these reasons, among others, the actual cash flows may vary from forecasts of future cash flows. To the extent actual cash flows vary, revisions to the useful life or impairment of intangible assets may be necessary. Management assesses the useful life of the acquired intangible assets upon initial recognition and revisions to the useful life or impairment of these intangible assets may be necessary in the future.

For instance, during early calendar 2025, our executive considered the unification of our merchant segments operations and the realignment of our brands under the master brand "Lesaka". We have identified the steps and timing to realign the affected brands under the master brand and expect to have complete alignment by February 2027, with certain brands expected to be aligned by December 2025. The change in brands has resulted in a change in the useful life of certain of our brand and trademark intangible assets which has resulted in an increase in amortization expense of $2.6 million during the year ended June 30, 2025. Furthermore, we recorded an impairment loss of $1.8 million related to Adumo Technologies intangible assets which were fully impaired during the year ended June 30, 2025. Refer to Note 10 of our audited consolidated financial statements for additional information.

Revenue recognition – principal versus agent considerations

We generate revenue from the provision of transaction-processing services through our various platforms and service offerings. We use these platforms to (a) sell prepaid airtime vouchers that are held as inventory and (b) distribute ADP, including prepaid airtime vouchers (which we do not hold as inventory), prepaid electricity, gaming vouchers, and other services, to end consumers through our platforms. The determination of whether we act as a principal or as an agent when providing these services using guidance contained in *Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers* requires a significant amount of judgement. When we are the principal in a transaction, revenue is reported on a gross basis. When we are an agent in a transaction, revenue is recognized based on the amount that we are contractually entitled to receive for performing the distribution service on behalf of our customers.

Finance Loans Receivable and Allowance for Credit Losses

Merchant lending

The allowance for credit losses related to Merchant finance loans receivables is calculated by multiplying the expected write-off rate for doubtful or legal debt with the total actual receivables in default plus multiplying the lifetime loss rate with the month-end outstanding lending book. Our risk management procedures include adhering to our proprietary lending criteria which uses an online-system loan application process, obtaining necessary customer transaction-history data and credit bureau checks. We consider these procedures to be appropriate because it takes into account a variety of factors such as the customer's credit capacity and customer-specific risk factors when originating a loan.

We recently (in the past three years) commenced lending to merchant customers and uses historical default experience over the lifetime of loans generated thus far in order to calculate a lifetime loss rate for the lending book. In addition, management determines the expected write-off rate for doubtful or legal debt based on historical recovery trends for defaulted receivables. The allowance for credit losses related to these merchant finance loans receivables is calculated by multiplying the expected write-off rate for doubtful or legal debt with the total actual receivables in default plus multiplying the lifetime loss rate with the month-end outstanding lending book. The lifetime loss rate as of June 30, 2025 and June 30, 2024, was 1.14% and 1.18%, respectively. The performing component (that is, outstanding loan payments not in arrears), under-performing component (that is, outstanding loan payments that are in arrears) and non-performing component (that is, outstanding loans for which payments appeared to have ceased) of the book represents approximately 95%, 4% and 1%, respectively, of the outstanding lending book as of June 30, 2025.

Prior to July 1, 2023, we maintained an allowance for credit losses - finance loans receivable related to our Merchant services segment with respect to short-term loans to qualifying merchant customers. Our policy was to regularly review the ageing of outstanding amounts due from these merchants and an allowance is created for the full amount outstanding if the customer was in arrears for more than 15 days. We wrote off loans and related interest and fees when it is evident that reasonable recovery procedures, including where deemed necessary, formal legal action, had failed.

Consumer microlending

The allowance for credit losses related to Consumer finance loans receivables is calculated by multiplying the lifetime loss rate with the month-end outstanding lending book , excluding upfront initiation fees. Loans to customers have a tenor of up to nine months, with the majority of loans originated having a tenor of six months. Credit bureau checks as well as an affordability test are conducted as part of the origination process, both of which are in line with local regulations. We consider this policy to be appropriate because the affordability test it performs takes into account a variety of factors such as other debts and total expenditures on normal household and lifestyle expenses. Additional allowances may be required should the ability of its customers to make payments when due deteriorate in the future. While the allowance for credit losses is primarily determined utilizing a provisioning model, there is still an element of judgment required to assess the ultimate recoverability of these finance loan receivables, including ongoing evaluation of the creditworthiness of each customer.

We have operated this lending book for more than five years and use historical default experience over the lifetime of loans in order to calculate a lifetime loss rate for the lending book. We analyze this lending book as a single portfolio because the loans within the portfolio have similar characteristics and management uses similar processes to monitor and assess the credit risk of the lending book. The allowance for credit losses related to these microlending finance loans receivables is calculated by multiplying the lifetime loss rate with the month end outstanding lending book, excluding upfront initiation fees. The lifetime loss rate as of each of June 30, 2024 and June 30, 2024, was 6.50%. The performing component (that is, outstanding loan payments not in arrears) of the book exceeds more than 98% of outstanding lending book as of June 30, 2025.

Prior to July 1, 2023, we maintained an allowance for credit losses - finance loans receivable related to our Consumer services segment with respect to short-term loans to qualifying customers. Our policy was to regularly review the ageing of outstanding amounts due from borrowers and adjust the provision based on management's estimate of the recoverability of finance loans receivable. We wrote off microlending loans and related service fees if a borrower is in arrears with repayments for more than three months or , in the event of the borrower's death, or if the borrower was under debt review.

Valuation of investment in Cell C

We have elected to measure our investment in Cell C, an unlisted equity security, at fair value using the fair value option. Changes in the fair value of this equity security are recognized in the caption "change in fair value of equity securities" in our audited consolidated statements of operations. The tax impact related to the change in fair value of equity securities is included in income tax expense in our audited consolidated statements of operation. The determination of the fair value of this equity security requires us to make significant judgments and estimates. We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Refer to Note 6 of our audited consolidated financial statements regarding the valuation inputs and sensitivity related to our investment in Cell C.

We used a discounted cash flow model to determine the fair value of our investment in Cell C as of June 30, 2024 and 2023, and valued Cell C at $0.0 (zero) as of each of June 30, 2025 and 2024. We utilized the latest business plan provided by Cell C management for the period ended May 31, 2030, for the June 30, 2025, valuation and the business plan approved by Cell C management for the period ended December 31, 2027, for the June 30, 2024, valuation, and the following key valuation inputs were used:

Weighted Average Cost of Capital:	24% as of June 30, 2025 and between 21% and 23% as of June 30, 2024
Long-term growth rate:	4.5% (4.5% as of June 30, 2024)
Marketability discount:	15% (20% as of June 30, 2024)
Minority discount:	17% (24% as of June 30, 2024)
Net adjusted external debt - June 30, 2025:[1]	ZAR 8.3 billion ($0.5 billion), no lease liabilities included
Net adjusted external debt - June 30, 2024:[2]	ZAR 8 billion ($0.4 billion), no lease liabilities included

(1) translated from ZAR to U.S. dollars at exchange rates applicable as of June 30, 2025.
(2) translated from ZAR to U.S. dollars at exchange rates applicable as of June 30, 2024.

We believe the Cell C business plan is reasonable based on the current performance and the expected changes in the business model. Refer to the sensitivity analysis included in Note 6 to our audited consolidated financial statements related to our valuation of Cell C as of June 30, 2025.

On September 1, 2025, Cell C's largest shareholder, Blue Label Telecoms Limited ("BLT"), announced that BLT, The Prepaid Company Proprietary Limited (a wholly-owned subsidiary of BLT), Cell C Limited, Comm Equipment Company Proprietary Limited (a wholly-owned indirect subsidiary of BLT), K2021889191 (South Africa) (RF) Proprietary Limited, and K2022559963 (South Africa) (RF) Proprietary Limited, had entered into an agreement setting out the terms of the proposed restructure of BLT and its subsidiaries (the "Pre-Listing Restructuring"). The Pre-Listing Restructuring encompasses various transactions aimed at optimizing Cell C's capital structure and balance sheet in preparation for a separation and listing of the Cell C business on the JSE. The Cell C listing remains subject to, amongst other things, market conditions, shareholder, regulatory and other relevant approvals and therefore the exact date of listing is unknown at the date of this Annual Report on Form 10-K. The listing of Cell C's business on the JSE may result in a change in the methodology used to value our interest in Cell C because we may use its quoted listed price instead of the discounted cash flow model currently used.

Recent Accounting Pronouncements

Recent accounting pronouncements adopted

Refer to Note 2 of our audited consolidated financial statements for a full description of recent accounting pronouncements, including the dates of adoption and effects on financial condition, results of operations and cash flows.

Recent accounting pronouncements not yet adopted as of June 30, 2025

Refer to Note 2 of our audited consolidated financial statements for a full description of recent accounting pronouncements not yet adopted as of June 30, 2025, including the expected dates of adoption and effects on financial condition, results of operations and cash flows.

Currency Exchange Rate Information

Actual exchange rates

The actual exchange rates for and at the end of the periods presented were as follows:

Table 1

	June 30,		
	2025	**2024**	**2023**
ZAR : $ average exchange rate	18.1644	18.7070	17.7641
Highest ZAR : $ rate during period	19.6350	19.4568	19.7558
Lowest ZAR : $ rate during period	17.1144	17.6278	16.2034
Rate at end of period	17.7554	18.1808	18.8376



Translation Exchange Rates

We are required to translate our results of operations from ZAR to U.S. dollars on a monthly basis. Thus, the average rates used to translate this data for the years ended June 30, 2025, 2024 and 2023, vary slightly from the averages shown in the table above. The translation rates we use in presenting our results of operations are the rates shown in the following table:

Table 2

	June 30,		
	2025	**2024**	**2023**
Income and expense items: $1 = ZAR	17.9031	18.6844	17.9400
Balance sheet items: $1 = ZAR	17.7554	18.1808	18.8376

We have translated the results of operations and operating segment information for the year ended June 30, 2025 and 2024, provided in the tables below using the actual average exchange rates per month between the USD and ZAR in order to reduce the reconciliation of information presented to our chief operating decision maker. The impact of using this method compared with the average rate for the quarter and year to date is not significant, however, it does result in minor differences. We believe that presentation using the average exchange rates per month compared with the average exchange rate per quarter and for the year improves the accuracy of the information presented in our external financial reporting and leads to fewer differences between our external reporting measures which are supplementally presented in ZAR, and our internal management information, which is also presented in ZAR.

Results of operations

The discussion of our consolidated overall results of operations is based on amounts as reflected in our audited consolidated financial statements which are prepared in accordance with U.S. GAAP. We analyze our results of operations both in U.S. dollars, as presented in the audited consolidated financial statements, and supplementally in ZAR, because ZAR is the functional currency of the entities which contribute the majority of our results and is the currency in which the majority of our transactions are initially incurred and measured. Presentation of our reported results in ZAR is a non-GAAP measure. Due to the significant impact of currency fluctuations between the U.S. dollar and ZAR on our reported results and because we use the U.S. dollar as our reporting currency, we believe that the supplemental presentation of our results of operations in ZAR is useful to investors to understand the changes in the underlying trends of our business.

Our operating segment revenue presented in "—Results of operations by operating segment" represents total revenue per operating segment before intercompany eliminations. A reconciliation between total operating segment revenue and revenue, as well as the reconciliation between our segment performance measure and net loss before tax (benefits) expense, is presented in our audited consolidated financial statements in Note 21 to those statements. Our chief operating decision maker is our Executive Chairman and he evaluates segment performance based on segment earnings before interest, tax, depreciation and amortization ("EBITDA"), adjusted for items mentioned in the next sentence ("Segment Adjusted EBITDA") for each operating segment. We do not allocate once-off items (as defined below), stock-based compensation charges, depreciation and amortization, impairment of goodwill or other intangible assets, other items (including gains or losses on disposal of investments, fair value adjustments to equity securities, fair value adjustments to currency options), interest income, interest expense, income tax expense or loss from equity-accounted investments to our reportable segments. We have included an intercompany interest expense in our Consumer Segment Adjusted EBITDA for fiscal 2025. Once-off items represent non-recurring expense items, including costs related to acquisitions and transactions consummated or ultimately not pursued. The Stock-based compensation adjustments reflect stock-based compensation expense and are both excluded from the calculation of Segment Adjusted EBITDA and are therefore reported as reconciling items to reconcile the reportable segments' Segment Adjusted EBITDA to our loss before income tax expense. Effective from fiscal 2025, all lease charges are allocated to our operating segments, whereas in previous filings we presented certain lease charges on a separate line outside of our operating segments. Prior period information has been recasted to include the lease charges which were previously reported on a separate line in our Consumer and Merchant (and now Merchant, Consumer and Enterprise) operating segments.

Group Adjusted EBITDA represents Segment Adjusted EBITDA after deducting group costs. Refer also "Results of Operations—Use of Non-GAAP Measures" below.

In fiscal 2025 we closed the acquisitions of Adumo and Recharger and have integrated their businesses into our ours. Our fiscal 2025 financial results include Adumo from October 1, 2024 and Recharger from March 3, 2025. Refer also to Note 3 to the audited consolidated financial statements for additional information regarding these transactions. Adumo and Recharger are not included in our financial results for fiscal 2024 and 2023.

We analyze our business and operations in terms of three inter-related but independent operating segments: (1) Merchant (2) Consumer and (3) Enterprise. In addition, corporate activities that are impracticable to allocate directly to the operating segments, as well as any inter-segment eliminations, are included in Group costs. Inter-segment revenue eliminations are included in Eliminations.

Fiscal 2025 Compared to Fiscal 2024

The following factors had a significant influence on our results of operations during fiscal 2025 as compared with the same period in the prior year:

- ***Revenue increased:*** Our revenues increased by 16.9% in U.S. dollar and 13.5% in ZAR, primarily due to the inclusion of Adumo and Recharger, an increase in value-added services activity in Merchant, higher Pinned Airtime sales, as well as higher transaction, insurance and lending revenues in Consumer, which was partially offset by a lower contribution from our legacy Enterprise businesses;
- ***Operating income increase, before transaction costs:*** Operating income, before transaction and related costs, increased significantly primarily due to contributions from Adumo from October 1, 2024 and Recharger from March 3, 2025, which were partially offset by increased costs and an increase in amortization of acquisition-related intangible assets related to the acquisition of Adumo and Recharger;
- ***Non-cash fair value adjustment related to equity securities:*** We recorded a non-cash fair value loss of $59.8 million during fiscal 2025 related to the disposal of our investment in MobiKwik;
- ***Higher net interest charge:*** Net interest charge increased to $18.9 million (ZAR 342.8 million) from $16.6 million (ZAR 311.1 million) primarily due to higher overall borrowings, which was partially offset by an increase in interest received as a result of the inclusion of Adumo; and
- ***Foreign exchange movements:*** The U.S. dollar was 4.2% weaker against the ZAR during fiscal 2025 compared to the prior period, which positively impacted our U.S. dollar reported results.

Consolidated overall results of operations

This discussion is based on the amounts prepared in accordance with U.S. GAAP.

The following tables show the changes in the items comprising our statements of operations, both in U.S. dollars and in ZAR:

Table 3

	In U.S. Dollars		
	Year ended June 30,		
	2025	**2024**	**$ %**
	$ '000	**$ '000**	**change**
Revenue	659,701	564,222	17%
Cost of goods sold, IT processing, servicing and support	486,546	442,673	10%
Selling, general and administration	131,512	91,969	43%
Depreciation and amortization	33,721	23,665	42%
Impairment loss	18,863	-	nm
Transaction costs related to Adumo, Recharger and Bank Zero acquisitions and certain compensation costs	16,159	2,325	595%
Operating (loss) income	(27,100)	3,590	nm
Change in fair value of equity securities	(59,828)	-	nm
Loss on disposal of equity-accounted investment	161	-	nm
Reversal of allowance for EMI doubtful debt receivable	-	250	nm
Interest income	2,596	2,294	13%
Interest expense	21,453	18,932	13%
Loss before income tax (benefit) expense	(105,946)	(12,798)	728%
Income tax (benefit) expense	(18,198)	3,363	nm
Net loss before earnings (loss) from equity-accounted investments	(87,748)	(16,161)	443%
Earnings (Loss) from equity-accounted investments	114	(1,279)	nm
Net loss	(87,634)	(17,440)	402%
Add net loss attributable to non-controlling interest	130	-	nm
Net loss attributable to us	(87,504)	(17,440)	402%

Table 4

	In South African Rand		
	Year ended June 30,		
	2025	**2024**	**ZAR %**
	ZAR '000	**ZAR '000**	**change**
Revenue	11,980,399	10,553,233	14%
Cost of goods sold, IT processing, servicing and support	8,833,924	8,280,262	7%
Selling, general and administration	2,388,795	1,719,992	39%
Depreciation and amortization	612,298	442,570	38%
Impairment loss	334,929	-	nm
Transaction costs related to Adumo, Recharger and Bank Zero acquisitions and certain compensation costs	291,358	43,154	575%
Operating (loss) income	(480,905)	67,255	nm
Change in fair value of equity securities	(1,089,871)	-	nm
Loss on disposal of equity-accounted investment	2,886	-	nm
Reversal of allowance for EMI doubtful debt receivable	-	4,741	nm
Interest income	47,108	42,896	10%
Interest expense	389,882	354,048	10%
Loss before income tax (benefit) expense	(1,916,436)	(239,156)	701%
Income tax (benefit) expense	(328,347)	62,616	nm
Net loss before earnings (loss) from equity-accounted investments	(1,588,089)	(301,772)	426%
Earnings (Loss) from equity-accounted investments	2,035	(24,298)	nm
Net loss	(1,586,054)	(326,070)	386%
Add net loss attributable to non-controlling interest	2,307	-	nm
Net loss attributable to us	(1,583,747)	(326,070)	386%

Revenue increased by $95.5 million (ZAR 1.4 billion) or 16.9% (in ZAR, 13.5%). The increase in ZAR was primarily due to, the inclusion of Adumo, an increase in the volume of value-added services provided (Pinless Airtime and gaming), an increase in Pinned Airtime sales, an increase in certain issuing fee base prices and transaction activity in our issuing business, and an increase in insurance premiums collected and lending revenues following higher loan originations. Refer to discussion above at "—Recent Developments" for a description of key trends impacting our revenue this fiscal year.

Cost of goods sold, IT processing, servicing and support increased by $43.9 million (ZAR 0.6 million) or 9.9% (in ZAR, 6.7%), primarily due to the inclusion of Adumo, higher commissions paid related to ADP revenue generated, and higher insurance-related claims and third-party transaction fees, which was partially offset by the decrease in Pinned Airtime sales.

Selling, general and administration expenses increased by $39.5 million (ZAR 668.8 million), or 43.0% (in ZAR, 38.9%). The increase was primarily due to the inclusion of Adumo; higher employee-related expenses (including annual salary increases); higher stock-based compensation charges, consulting fees and audit fees; and the year-over-year impact of inflationary increases on certain expenses.

Depreciation and amortization expense increased by $10.06 million (ZAR 169.7 million), or 42.5% (in ZAR, 38.4%). The increase was due to the inclusion of acquisition-related intangible asset amortization related to intangible assets identified pursuant to the Adumo and Recharger acquisitions and an increase in depreciation expense related to additional POS devices deployed.

During fiscal 2025, we recorded an impairment loss which includes an impairment of goodwill of $17.0 million related to the impairment of goodwill allocated to each of Merchant, Consumer and Enterprise as well as an impairment of intangible assets of 1.8 million. Refer to Note 10 of our audited consolidated financial statements for additional information regarding these impairment losses.

Transaction costs related to Adumo, Recharger and Bank Zero acquisitions and certain compensation costs includes fees paid to external service providers associated with legal and advisory services procured to close the Adumo transaction on October 1, 2024, and the Recharger transaction in March 2025, as well as post-combination compensation charges recognized related to the Recharger acquisition of $13.6 million (ZAR 245.7 million) and increased primarily due to these post-combination compensation charges. This caption also includes transaction costs related to the proposed acquisition of Bank Zero. Refer to Note 3 to our audited consolidated financial statements for additional information.

Our operating (loss) income margin in fiscal 2025 and 2024 was (4.1%) and 0.6%, respectively. We discuss the components of operating loss margin under "—Results of operations by operating segment."

The change in fair value of equity securities of $59.8 million during fiscal 2025 represents a non-cash fair value adjustment loss related to MobiKwik. We did not record any changes in the fair value of equity interests in MobiKwik during the fiscal 2024, or any fair value adjustments for Cell C during fiscal 2025 or 2024, respectively. We continue to carry our investment in Cell C at $0 (zero).

Interest on surplus cash increased to $2.6 million (ZAR 47.1 million) from $2.3 million (ZAR 42.9 million), primarily due to the inclusion of Adumo and higher overall average cash balances on deposit during fiscal 2025 compared with 2024.

Interest expense increased to $21.5 million (ZAR 389.9 million) from $18.9 million (ZAR 354.0 million). In ZAR, the increase was primarily as a result of higher overall borrowings during fiscal 2025 compared with the comparable period in the prior quarter, which was partially offset by lower overall interest rates.

Fiscal 2025 income tax benefit was $18.2 million (ZAR 328.3 million) compared to an income tax expense of $3.4 million (ZAR 62.6 million) in fiscal 2024. Our effective tax rate for fiscal 2025 was impacted by deferred tax impact related to the fair value adjustment to our equity securities, the reversal of $12.8 million related to certain valuation allowances created in prior years following (i) an improvement in profitability of certain of our subsidiaries and (ii) a change in judgment on the need for a valuation allowance of $11.4 million related to an entity which we believe has achieved sustainable profitability, the tax expense recorded by our profitable South African operations, a deferred tax benefit related to acquisition-related intangible asset amortization, non-deductible expenses (in transaction-related expenses), the on-going losses incurred by certain of our South African businesses and the associated valuation allowances created related to the deferred tax assets recognized regarding net operating losses incurred by these entities.

Our effective tax rate for fiscal 2024 was impacted by the tax expense recorded by our profitable South African operations, a deferred tax benefit related to acquisition-related intangible asset amortization, non-deductible expenses, the on-going losses incurred by certain of our South African businesses and the associated valuation allowances created related to the deferred tax assets recognized regarding net operating losses incurred by these entities.

Results of operations by operating segment and group costs

The composition of revenue and the contributions of our business activities to Group Adjusted EBITDA are illustrated below:

Table 5	*In U.S. Dollars*				
	Year ended June 30,				
	2025	**% of**	**2024**	**% of**	**%**
Operating Segment	**$ '000**	**total**	**$ '000**	**total**	**change**
Consolidated revenue:					
Merchant	526,598	80%	459,790	81%	15%
Consumer	96,008	15%	69,211	12%	39%
Enterprise	42,556	6%	46,897	8%	(9%)
Subtotal: Operating segments	665,162	101%	575,898	101%	15%
Eliminations	(5,461)	(1%)	(11,676)	(1%)	(53%)
Total consolidated revenue	**659,701**	**100%**	**564,222**	**100%**	**17%**
Group Adjusted EBITDA:					
Merchant[1][2]	36,195	71%	29,170	79%	24%
Consumer[1][2]	23,949	47%	12,679	34%	89%
Enterprise[1][2]	1,287	3%	2,931	8%	(56%)
Group costs	(10,743)	(21%)	(7,844)	(21%)	37%
Group Adjusted EBITDA (non-GAAP)[3]	**50,688**	**100%**	**36,936**	**100%**	37%

(1) Segment Adjusted EBITDA for fiscal 2025, includes reorganization and retrenchment costs for Merchant of $0.8 million, Enterprise of $0.8 million, and Consumer of $0.1 million. Segment Adjusted EBITDA for fiscal 2024, includes retrenchment costs for Merchant $0.3 million and Consumer of $0.2 million.

(2) Lease expenses which were previously presented on a separate line in fiscal 2024 are now included in Merchant, Consumer and Enterprise Segment Adjusted EBITDA. The prior period has been re-presented to conform with current period presentation.

(3) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Table 6	*In South African Rand*				
	Year ended June 30,				
	2025	**% of**	**2024**	**% of**	**%**
Operating Segment	**ZAR '000**	**total**	**ZAR '000**	**total**	**change**
Consolidated revenue:					
Merchant	9,562,360	80%	8,599,450	81%	11%
Consumer	1,744,429	15%	1,294,632	12%	35%
Enterprise	773,057	6%	877,317	8%	(12%)
Subtotal: Operating segments	12,079,846	101%	10,771,399	101%	12%
Eliminations	(99,447)	(1%)	(218,166)	(1%)	(54%)
Total consolidated revenue	**11,980,399**	**100%**	**10,553,233**	**100%**	**14%**
Group Adjusted EBITDA:					
Merchant[1][2]	657,177	71%	545,472	79%	20%
Consumer[1][2]	435,193	47%	237,362	34%	83%
Enterprise[1][2]	23,724	3%	54,924	8%	(57%)
Group costs	(193,853)	(21%)	(146,815)	(21%)	32%
Group Adjusted EBITDA (non-GAAP)[3]	**922,241**	**100%**	**690,943**	**100%**	**33%**

(1) Segment Adjusted EBITDA for fiscal 2025, includes reorganization and retrenchment costs for Merchant of ZAR 15.7 million, Enterprise of ZAR 13.6 million, and Consumer of ZAR 1.5 million. Segment Adjusted EBITDA for fiscal 2024, includes retrenchment costs for Merchant of ZAR 4.9 million and Consumer of ZAR 3.5 million.

(2) Lease expenses which were previously presented on a separate line in fiscal 2024 are now included in Merchant and Consumer Segment Adjusted EBITDA. The prior period has been re-presented to conform with current period presentation.

(3) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Merchant

Segment revenue primarily increased due to the inclusion of Adumo, and a higher volume of ADP provided (Pinless Airtime and gaming) and an increase in fewer Pinned Airtime sales. In ZAR, the increase in Segment Adjusted EBITDA is primarily due to the inclusion of Adumo, which was partially offset by higher operating expenses incurred, including employment-related expenditures, to expand our offering, an increase in the allowance for credit losses following higher loan originations and reorganization and retrenchment costs incurred during fiscal 2025.

Our Segment Adjusted EBITDA margin (calculated as Segment Adjusted EBITDA divided by revenue) for fiscal 2025 and 2024 was 6.9% and 6.3%, respectively.

Consumer

Segment revenue increased primarily due to higher transaction fees generated from the higher EPE account holders base, an increase in certain issuing fee base prices and transaction activity in our issuing business, insurance premiums collected, lending revenues following an increase in loan originations and the inclusion of Adumo. This increase in revenue has translated into improved profitability, which was partially offset by a higher allowance for credit losses following an increase in loan originations during fiscal 2025, higher insurance-related claims, interest expense (of ZAR 61.4 million) incurred to fund our lending book, higher computer software license costs, and the year-over-year impact of inflationary increases on certain expenses. We have included an intercompany interest expense in our Consumer Segment Adjusted EBITDA for fiscal 2025 compared with fiscal 2024.

Our Segment Adjusted EBITDA margin for fiscal 2025 and 2024 was 24.9% and 18.3%, respectively.

Enterprise

Segment revenue decreased primarily due to fewer ad hoc hardware sales as well as lower revenue generated from the sale of prepaid airtime vouchers, which was partially offset by the inclusion of Recharger. In ZAR, the significant decrease in Segment Adjusted EBITDA is primarily due to the impact of few sales, which was partially offset by the inclusion of Recharger.

Our Segment Adjusted EBITDA margin for fiscal 2025 and 2024 was 3.0% and 6.2%, respectively.

Group costs

Our group costs primarily include employee related costs in relation to employees specifically hired for group roles and costs related directly to managing the US-listed entity; expenditures related to compliance with the Sarbanes-Oxley Act of 2002; non-employee directors' fees; legal fees; group and US-listed related audit fees; and directors' and officers' insurance premiums.

Our group costs for fiscal 2025 increased compared with the prior period due to higher employee costs resulting from an increase in the number of individuals allocated to group costs and base salary adjustments, higher bonus expense, travel, audit, consulting and legal fees.

Fiscal 2024 Compared to Fiscal 2023

The following factors had a significant influence on our results of operations during fiscal 2024 as compared with the same period in the prior year:

- *Higher revenue:* Our revenues increased by 6.9% in U.S. dollar and 11.4% in ZAR, primarily due to an increase in low margin prepaid airtime sales and other value-added services, as well as higher transaction, insurance and lending revenues, which was partially offset by lower hardware sales revenue in our POS hardware distribution business given the lumpy nature of bulk sales;
- *Operating income generated:* Operating profitability was achieved following years of operating losses as a result of the various cost reduction initiatives in Consumer implemented in prior periods as well as the contribution from Connect;
- *Higher net interest charge:* The net interest charge increased to $16.6 million (ZAR 311.1 million) from $16.7 million (ZAR 299.9 million) primarily due to higher interest rates;
- *Significant transaction costs:* We expensed $2.3 million of transaction costs related to the Adumo transaction in fiscal 2024; and
- *Foreign exchange movements:* The U.S. dollar was 4.1% stronger against the ZAR during fiscal 2024 compared to the prior period, which adversely impacted our U.S. dollar reported results.

The following tables show the changes in the items comprising our statements of operations, both in U.S. dollars and in ZAR:

Table 7

| | In U.S. Dollars | | |
| | Year ended June 30, | | |
	2024 $ '000	2023 $ '000	$ % change
Revenue	564,222	527,971	7%
Cost of goods sold, IT processing, servicing and support	442,673	417,544	6%
Selling, general and administration	91,969	95,050	(3%)
Depreciation and amortization	23,665	23,685	(0%)
Impairment loss	-	7,039	nm
Transaction costs related to Adumo and Recharger acquisitions	2,325	-	nm
Operating income (loss)	3,590	(15,347)	nm
Reversal of allowance for EMI doubtful debt receivable	250	-	nm
Loss on disposal of equity-accounted investment	-	205	nm
Interest income	2,294	1,853	24%
Interest expense	18,932	18,567	2%
Loss before income tax expense (benefit)	(12,798)	(32,266)	(60%)
Income tax expense (benefit)	3,363	(2,309)	nm
Net loss before loss from equity-accounted investments	(16,161)	(29,957)	(46%)
Loss from equity-accounted investments	(1,279)	(5,117)	(75%)
Net loss attributable to us	(17,440)	(35,074)	(50%)

Table 8

| | In South African Rand (US GAAP) | | |
| | Year ended June 30, | | |
	2024 ZAR '000	2023 ZAR '000	ZAR % change
Revenue	10,553,233	9,471,800	11%
Cost of goods sold, IT processing, servicing and support	8,280,262	7,490,739	11%
Selling, general and administration	1,719,992	1,705,196	1%
Depreciation and amortization	442,570	424,909	4%
Impairment loss	-	126,280	nm
Transaction costs related to Adumo and Recharger acquisitions	43,154	-	nm
Operating income (loss)	67,255	(275,324)	nm
Reversal of allowance for EMI doubtful debt receivable	4,741	-	nm
Loss on disposal of equity-accounted investment	-	3,678	nm
Interest income	42,896	33,243	29%
Interest expense	354,048	333,092	6%
Loss before income tax expense (benefit)	(239,156)	(578,851)	(59%)
Income tax expense (benefit)	62,616	(41,423)	nm
Net loss before loss from equity-accounted investments	(301,772)	(537,428)	(44%)
Loss from equity-accounted investments	(24,298)	(91,799)	(74%)
Net loss attributable to us	(326,070)	(629,227)	(48%)

Revenue increased by $36.3 million (ZAR 1.1 billion), or 6.9% (in ZAR, 11.4%), primarily due to the increase in the number of low-margin prepaid airtime vouchers sold and an increase in volume of other value-added services provided, as well as higher transaction volumes processed, insurance premiums collected and lending revenues following an increase in loan originations, which was partially offset by a lower number of hardware sales in our POS hardware distribution business given the lumpy nature of bulk sales.

Cost of goods sold, IT processing, servicing and support increased by $25.1 million (ZAR 0.8 billion), or 6.0% (in ZAR, 10.5%), primarily due to the increase in low margin prepaid airtime sales, which were partially offset by the lower cost of goods sold related to fewer hardware sales.

Selling, general and administration expenses decreased by $3.1 million (ZAR 14.8 million), or 3.2% (in ZAR, 0.9%). In ZAR, the modest increase was primarily due to higher employee-related expenses related to the expansion of our senior management team and the year-over-year impact of inflationary increases on employee-related expenses, which were partially offset by the benefits of various cost reduction initiatives in Consumer.

Depreciation and amortization expense decreased by $0.02 million (in USD, < 0.1%), and increased by ZAR 17.7 million (in ZAR, 4.2%). In ZAR, the increase was due to an increase in depreciation expense related to additional POS devices deployed.

During fiscal 2023, we recorded an impairment loss of $7.0 million related to the impairment of our hardware/ software supply business unit's allocated goodwill. Refer to Note 10 of our audited consolidated financial statements for additional information regarding these impairment losses.

Transaction costs related to Adumo acquisition includes fees paid to external service providers associated with legal, commercial, financial and tax due diligence activities performed, fees paid to legal advisors to draft the purchase agreement as well as other legal and advisory services procured related to the transaction.

Our operating income (loss) margin in fiscal 2024 and 2023 was 0.6% and (2.9%), respectively. We discuss the components of operating loss margin under "—Results of operations by operating segment."

We did not record any changes in the fair value of equity interests in MobiKwik and Cell C during fiscal 2024 and 2023, respectively. We continue to carry our investment in Cell C at $0 (zero). Refer to Note 9 to our consolidated financial statements for the methodology and inputs used in the fair value calculation for MobiKwik and Note 6 for the methodology and inputs used in the fair value calculation for Cell C.

During fiscal 2024, we received an outstanding amount of $0.3 million related to the sale of Carbon in fiscal 2023, which resulted in the reversal of an allowance for doubtful loans receivable of $0.3 million recorded in fiscal 2023. We recorded a net loss of $0.2 million comprising a loss of $0.4 million related to the disposal of a minor portion of our investment in Finbond and a $0.25 million gain related to the disposal of our entire interest in Carbon during fiscal 2023. Refer to Note 9 to our consolidated financial statements for additional information regarding these disposals.

Interest on surplus cash increased to $2.3 million (ZAR 42.9 million) from $1.9 million (ZAR 33.2 million), primarily due to higher interest rates.

Interest expense increased to $18.9 million (ZAR 354.0 million) from $18.6 million (ZAR 333.1 million), primarily as a result of higher overall interest rates and higher overall borrowings during fiscal 2024 compared with comparable period in the prior year, which was partially offset by lower interest expense incurred on certain of our borrowings for which we were able to negotiate lower rates of interest during the latter half of fiscal 2023 and again towards the end of calendar 2023.

Fiscal 2024 tax expense was $3.4 million (ZAR 62.6 million) compared to a tax benefit of $2.3 million (ZAR 41.4 million) in fiscal 2023. Our effective tax rate for fiscal 2024 was impacted by the tax expense recorded by our profitable South African operations, a deferred tax benefit related to acquisition-related intangible asset amortization, non-deductible expenses, the on-going losses incurred by certain of our South African businesses and the associated valuation allowances created related to the deferred tax assets recognized regarding net operating losses incurred by these entities.

Our effective tax rate for fiscal 2023 was impacted by a reduction in the enacted South African corporate income tax rate from 28% to 27% from January 2023 (but backdated to July 1, 2022), the tax expense recorded by our profitable South African operations, a deferred tax benefit related to acquisition-related intangible asset amortization, non-deductible expenses, a deferred tax benefit related to an expense paid by Connect before we acquired the business and which subsequently has been determined to be deductible for tax purposes, the on-going losses incurred by certain of our South African businesses and the associated valuation allowances created related to the deferred tax assets recognized regarding net operating losses incurred by these entities.

Results of operations by operating segment and group costs

The composition of revenue and the contributions of our business activities to Group Adjusted EBITDA are illustrated below:

Table 9

	In U.S. Dollars				
	Year ended June 30,				
Operating Segment	2024 $ '000	% of total	2023 $ '000	% of total	% change
Consolidated revenue:					
Merchant	459,790	81%	416,562	79%	10%
Consumer	69,211	12%	62,801	12%	10%
Enterprise	46,897	8%	50,456	10%	(7%)
Subtotal: Operating segments	575,898	101%	529,819	101%	9%
Not allocated to operating segments	-	-	1,469	-	nm
Eliminations	(11,676)	(1%)	(3,317)	(1%)	252%
Total consolidated revenue	**564,222**	**100%**	**527,971**	**100%**	**7%**
Group Adjusted EBITDA:					
Merchant[1][2]	29,170	78%	29,008	117%	1%
Consumer[1][2]	12,679	34%	1,675	7%	657%
Enterprise[2]	2,931	8%	3,256	13%	(10%)
Group costs	(7,844)	(21%)	(9,109)	(37%)	(14%)
Group Adjusted EBITDA (non-GAAP)[3]	**36,936**	**100%**	**24,830**	**100%**	**49%**

(1) Segment Adjusted EBITDA for fiscal 2024, includes retrenchment costs for Merchant $0.3 million and Consumer of $0.2 million.

(2) Lease expenses which were previously presented on a separate line in fiscal 2024 are now included in Merchant, Consumer and Enterprise Segment Adjusted EBITDA. The prior period has been re-presented to conform with current period presentation.

(3) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Table 10

	In South African Rand				
	Year ended June 30,				
Operating Segment	2024 ZAR '000	% of total	2023 ZAR '000	% of total	% change
Consolidated revenue:					
Merchant	8,599,450	81%	7,473,122	79%	15%
Consumer	1,294,632	13%	1,126,650	12%	15%
Enterprise	877,317	8%	905,181	10%	(3%)
Subtotal: Operating segments	10,771,399	102%	9,504,953	100%	13%
Not allocated to operating segments	-	-	26,354	-	nm
Eliminations	(218,166)	(2%)	(59,507)	-	267%
Total consolidated revenue	**10,553,233**	**100%**	**9,471,800**	**100%**	**11%**
Group Adjusted EBITDA:					
Merchant[1][2]	545,472	79%	520,403	117%	5%
Consumer[1][2]	237,362	34%	30,049	7%	690%
Enterprise[2]	54,924	8%	58,413	13%	(6%)
Group costs	(146,815)	(21%)	(163,415)	(37%)	(10%)
Group Adjusted EBITDA (non-GAAP)[3]	**690,943**	**100%**	**445,450**	**100%**	**55%**

(1) Segment Adjusted EBITDA for fiscal 2024, includes retrenchment costs for Merchant of ZAR 4.9 million and Consumer of ZAR 3.5 million.

(2) Lease expenses which were previously presented on a separate line in fiscal 2024 are now included in Merchant and Consumer Segment Adjusted EBITDA. The prior period has been re-presented to conform with current period presentation.

(3) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Merchant

Segment revenue increased due to the increase in prepaid airtime vouchers sold and other ADP provided, which was partially offset by lower revenue generated from a decrease in certain ADP transaction volumes processed (such as international money transfers). In ZAR, the increase in Segment Adjusted EBITDA is primarily due to the higher sales activity.

Our Segment Adjusted EBITDA margin in fiscal 2024 and 2023 was 6.3% and 7.0%, respectively.

Consumer

Segment revenue increased primarily due to more transaction fees generated from the higher EPE account holders base, higher insurance revenues, and an increase in lending revenue as a result of an increase in loan originations. This increase in revenue, together with the cost reduction initiatives initiated in fiscal 2022 and through fiscal 2023, have translated into a turnaround in the Consumer Division and the realization of sustained positive Segment Adjusted EBITDA in fiscal 2024 compared with fiscal 2023. Consumer Segment Adjusted EBITDA during fiscal 2024 was also impacted by higher credit losses (as a result of an increase in originations) and higher insurance-related claims (as a result of a higher number of insurance policies) compared with fiscal 2023.

Our Segment Adjusted EBITDA margin in fiscal 2024 and 2023 was 18.3% and 2.7%, respectively.

Enterprise

Segment revenue decreased due to a lower number of hardware sales in our POS hardware distribution business given the lumpy nature of bulk sales as well as lower revenue generated, which was partially offset by the increase in prepaid airtime vouchers sold and other value-added services provided. In ZAR, the decrease in Segment Adjusted EBITDA is primarily due to lower hardware sales.

Our Segment Adjusted EBITDA margin in fiscal 2024 and 2023 was 6.2% and 6.5%, respectively.

Group costs

Our group costs primarily include employee related costs in relation to employees specifically hired for group roles and costs related directly to managing the US-listed entity; expenditures related to compliance with the Sarbanes-Oxley Act of 2002; non-employee directors' fees; legal fees; group and US-listed related audit fees; and directors' and officers' insurance premiums.

Our group costs for fiscal 2024 decreased compared with the prior period due to lower external audit, legal and consulting fees and lower provision for executive bonuses, which was partially offset by higher employee costs and travel expenses.

Presentation of Merchant, Consumer and Enterprise by segment for fiscal 2025, 2024 and 2023

The tables below present Merchant, Consumer and Enterprise revenue and EBITDA for fiscal 2025, 2024 and 2023, including lease charges, as well as the U.S. dollar/ ZAR exchange rates applicable per fiscal quarter and year:

Table 11

	Fiscal 2025				
	In United States dollars				
	Quarter 1 $ '000	Quarter 2 $ '000	Quarter 3 $ '000	Quarter 4 $ '000	F2025 $ '000
Revenue					
Merchant	123,651	145,209	128,781	128,957	526,598
Consumer	21,072	22,929	24,096	27,911	96,008
Enterprise	11,883	8,933	9,444	12,296	42,556
Subtotal: Operating segments	156,606	177,071	162,321	169,164	665,162
Eliminations	(3,038)	(855)	(871)	(697)	(5,461)
Total consolidated revenue	**153,568**	**176,216**	**161,450**	**168,467**	**659,701**
Group Adjusted EBITDA:					
Merchant	7,554	10,319	8,103	10,219	36,195
Consumer	4,396	4,342	6,333	8,878	23,949
Enterprise	362	(31)	133	823	1,287
Group costs	(2,949)	(2,820)	(1,772)	(3,202)	(10,743)
Group Adjusted EBITDA (non-GAAP)	**9,363**	**11,810**	**12,797**	**16,718**	**50,688**
Income and expense items: $1 = ZAR	17.72	17.85	18.40	17.87	17.90

Table 12

	Fiscal 2024				
	In United States dollars				
	Quarter 1 $ '000	Quarter 2 $ '000	Quarter 3 $ '000	Quarter 4 $ '000	F2024 $ '000
Revenue					
Merchant	112,061	117,182	111,801	118,746	459,790
Consumer	15,580	16,707	17,904	19,020	69,211
Enterprise	9,467	11,921	11,322	14,187	46,897
Subtotal: Operating segments	137,108	145,810	141,027	151,953	575,898
Eliminations	(1,019)	(1,917)	(2,833)	(5,907)	(11,676)
Total consolidated revenue	**136,089**	**143,893**	**138,194**	**146,046**	**564,222**
Group Adjusted EBITDA:					
Merchant	6,910	7,497	7,420	7,343	29,170
Consumer	2,120	2,575	3,757	4,227	12,679
Enterprise	815	891	725	500	2,931
Group costs	(1,822)	(2,011)	(2,199)	(1,812)	(7,844)
Group Adjusted EBITDA (non-GAAP)	**8,023**	**8,952**	**9,703**	**10,258**	**36,936**
Income and expense items: $1 = ZAR	18.71	18.71	18.88	18.47	18.68

Table 13

	Fiscal 2023				
	In United States dollars				
	Quarter 1 $ '000	Quarter 2 $ '000	Quarter 3 $ '000	Quarter 4 $ '000	F2023 $ '000
Revenue					
Merchant	96,771	105,034	108,414	106,343	416,562
Consumer	15,004	15,434	15,876	16,487	62,801
Enterprise	14,450	16,999	10,157	8,850	50,456
Subtotal: Operating segments	126,225	137,467	134,447	131,680	529,819
Not allocated to segments	-	-	-	1,469	1,469
Eliminations	(1,439)	(1,399)	(479)	-	(3,317)
Total consolidated revenue	**124,786**	**136,068**	**133,968**	**133,149**	**527,971**
Group Adjusted EBITDA:					
Merchant	6,406	6,693	7,645	8,264	29,008
Consumer	(1,893)	171	1,263	2,134	1,675
Enterprise	1,174	2,087	335	(340)	3,256
Group costs	(2,300)	(2,256)	(2,293)	(2,260)	(9,109)
Group Adjusted EBITDA (non-GAAP)	**3,387**	**6,695**	**6,950**	**7,798**	**24,830**
Income and expense items: $1 = ZAR	17.13	17.52	17.93	18.74	17.94

Use of Non-GAAP Measures

U.S. securities laws require that when we publish any non-GAAP measures, we disclose the reason for using these non-GAAP measures and provide reconciliations to the most directly comparable GAAP measures. The presentation of Group Adjusted EBITDA is a non-GAAP measure. We provide this non-GAAP measure to enhance our evaluation and understanding of our financial performance and trends. We believe that this measure is helpful to users of our financial information understand key operating performance and trends in our business because it excludes certain non-cash expenses (including depreciation and amortization and stock-based compensation charges) and income and expenses that we consider once-off in nature.

Non-GAAP Measures

Group Adjusted EBITDA is earnings before interest, tax, depreciation and amortization ("EBITDA"), adjusted for non-operational transactions (including loss on disposal of equity-accounted investments, change in fair value of equity securities), (earnings) loss from equity-accounted investments, stock-based compensation charges and once-off items. We included an intercompany interest expense in our Consumer Segment Adjusted EBITDA for eight months to February 28, 2025. We commenced utilizing our February 2025 lending facilities to fund a portion of our Consumer lending book from March 1, 2025. Once-off items represents non-recurring income and expense items, including costs related to acquisitions and transactions consummated or ultimately not pursued.

The table below presents the reconciliation between GAAP net loss attributable to Lesaka to Group Adjusted EBITDA:

Table 14

	Years ended June 30,		
	2025	**2024**	**2023**
	$ '000	**$ '000**	**$ '000**
Loss attributable to Lesaka - GAAP	**(87,634)**	**(17,440)**	**(35,074)**
Loss from equity accounted investments	(114)	1,279	5,117
Net loss before loss from equity-accounted investments	(87,748)	(16,161)	(29,957)
Income tax expense (benefit)	(18,198)	3,363	(2,309)
Loss before income tax expense	(105,946)	(12,798)	(32,266)
Interest expense	21,453	18,932	18,567
Interest income	(2,596)	(2,294)	(1,853)
Reversal of allowance for doubtful EMI loan receivable	-	(250)	-
Net loss on disposal of equity-accounted investment	161	-	205
Change in fair value of equity securities	59,828	-	-
Operating (loss) income	(27,100)	3,590	(15,347)
Impairment loss	18,863	-	7,039
PPA amortization (amortization of acquired intangible assets)	21,384	14,419	15,149
Depreciation	12,337	9,246	8,536
Stock-based compensation charges	9,550	7,911	7,309
Interest adjustment	(2,195)	-	-
Once-off items[1]	17,826	1,853	1,922
Unrealized Loss FV for currency adjustments	23	(83)	222
Group Adjusted EBITDA - Non-GAAP	**50,688**	**36,936**	**24,830**

(1) The table below presents the components of once-off items for the periods presented:

Table 15

	Years ended June 30,		
	2025	**2024**	**2023**
	$ '000	**$ '000**	**$ '000**
Transaction costs related to Adumo, Recharger and Bank Zero acquisitions and certain compensation costs	16,159	2,325	-
Transaction costs	1,794	480	850
Indirect taxes provision	(127)	-	438
(Income recognized) Expenses incurred related to closure of legacy businesses	-	(952)	639
Non-recurring revenue not allocated to segments	-	-	(1,469)
Employee misappropriation of company funds	-	-	1,202
Separation of employee expense	-	-	262
Total once-off items	17,826	1,853	1,922

Once-off items are non-recurring in nature, however, certain items may be reported in multiple quarters. For instance, transaction costs include costs incurred related to acquisitions and transactions consummated or ultimately not pursued. The transactions can span multiple quarters, for instance in fiscal 2025 we incurred significant transaction costs related to the acquisition of Adumo and Recharger over a number of quarters, and the transactions are generally non-recurring

Indirect tax provision release relates to the reversal of a non-recurring indirect tax provision created in fiscal 2023 which was resolved in fiscal 2025 following settlement of the matter with the tax authority. (Income recognized) Expenses incurred related to closure of legacy businesses represents (i) gains recognized related to the release of the foreign currency translation reserve on deconsolidation of a subsidiary and (ii) costs incurred related to subsidiaries which we are in the process of deregistering/ liquidation and therefore we consider these costs non-operational and ad hoc in nature. Non-recurring revenue not allocated to segments includes once off revenue recognized that we believe does not relate to either our Merchant or Consumer divisions. Employee misappropriation of company funds represents a once-off loss incurred. We incurred separation costs related to the termination of certain senior-level employees, including an executive officer and senior managers, during the fiscal year and we consider these specific terminations to be of a non-recurring nature.

Liquidity and Capital Resources

At June 30, 2025, our unrestricted cash and cash equivalents were $76.5 million and comprised of ZAR-denominated balances of ZAR 1.0 billion ($55.2 million), U.S. dollar-denominated balances of $3.2 million, and other currency deposits, primarily Indian rupee (related to the sale of MobiKwik), of $18.1 million, all amounts translated at exchange rates applicable as of June 30, 2025. The increase in our unrestricted cash balances from June 30, 2024, was primarily due to the positive contribution from all of our operating segments, proceeds from the sale of MobiKwik, and utilizing of our borrowing facilities, which was partially offset by the utilization of cash reserves to fund certain scheduled and other repayments of our borrowings, settle the cash portion of the purchase consideration related to our various acquisitions, purchase ATMs and vaults and other items of capital expenditure, pay annual bonuses, pay for expenses included in our group costs, and to make an investment in working capital.

We generally invest any surplus cash held by our South African operations in overnight call accounts that we maintain at South African banking institutions, and any surplus cash held by our non-South African companies in U.S. dollar-denominated money market accounts.

Historically, we have financed most of our operations, research and development, working capital, and capital expenditures, as well as acquisitions and strategic investments, through internally generated cash and our financing facilities. When considering whether to borrow under our financing facilities, we consider the cost of capital, cost of financing, opportunity cost of utilizing surplus cash and availability of tax efficient structures to moderate financing costs. Refer to Note 12 to our consolidated financial statements for the year ended June 30, 2025, for additional information related to our borrowings.

Our ability to make payments on our indebtedness and to fund our operations may be dependent upon the operating income and the distribution of funds from our subsidiaries. However, as local laws and regulations and/or the terms of our indebtedness restrict certain of our subsidiaries from paying dividends and transferring assets to us, there is no assurance that our subsidiaries will be permitted to provide us with sufficient dividends, distributions or loans when necessary.

We will make a cash payment of ZAR 175.0 million ($9.9 million translated at exchange rates as of June 30, 2025) in March 2026 related to the cash portion of the deferred consideration due to the seller of Recharger.

Available short-term borrowings

Summarized below are our short-term facilities available and utilized as of June 30, 2025:

Table 16	RMB GBF		RMB Other		Nedbank	
	$ '000	ZAR '000	$ '000	ZAR '000	$ '000	ZAR '000
Total short-term facilities available, comprising:						
Total overdraft	39,475	700,901	-	-	-	-
Indirect and derivative facilities[1]	-	-	5,672	100,718	8,817	156,554
Total short-term facilities available	**39,475**	**700,901**	**5,672**	**100,718**	**8,817**	**156,554**
Utilized short-term facilities:						
Overdraft	24,469	434,461	-	-	-	-
Indirect and derivative facilities	-	-	1,864	33,089	119	2,110
Total short-term facilities available	**24,469**	**434,461**	**1,864**	**33,089**	**119**	**2,110**
Interest rate, based on South African prime rate		10.25%		N/A		N/A

(1) Other facilities include indirect and derivative facilities may only be used for guarantees, letters of credit and forward exchange contracts to support guarantees issued by RMB and Nedbank to various third parties on our behalf.

In terms of a commitment provided to the lender under the CTA entered into on February 27, 2025, we have undertaken not to utilize more than ZAR 5.0 million ($0.3 million) of the Nedbank Facility.

Long-term borrowings

We have aggregate long-term borrowing outstanding of ZAR 3.6 billion ($200.8 million translated at exchange rates as of June 30, 2025) as described in Note 12. These borrowings include outstanding long-term borrowings obtained by Lesaka SA of ZAR 3.1 billion, which was used to refinance our previous long-term borrowings. We have utilized all of these long-term borrowings. As of September 29, 2025, we also have a revolving credit facility, of ZAR 400.0 million which is utilized to fund a portion of our merchant finance loans receivable book and an asset backed facility of ZAR 227.0 million which is utilized to partially fund the acquisition of POS devices and vaults.

Restricted cash

We have also entered into cession and pledge agreements with Nedbank related to our Nedbank indirect credit facilities and we have ceded and pledged certain bank accounts to Nedbank. The funds included in these bank accounts are restricted as they may not be withdrawn without the express permission of Nedbank. Our cash, cash equivalents and restricted cash presented in our consolidated statement of cash flows as of June 30, 2025, includes restricted cash of $0.1 million that has been ceded and pledged.

Arrangement with African Bank to fund our ATMs

In September 2024, we entered into an arrangement with African Bank Limited ("African Bank") and certain cash-in-transit service providers to fund our ATMs. Under this arrangement, African Bank will use its cash resources to fund our ATMs and it is specifically recorded that the cash in our ATMs are African Bank's property. Therefore, as we have not utilized a facility to obtain the cash, and do not own or control the cash for an extended period of time, we do not record cash or cash equivalents and borrowings in our consolidated statement of financial position. Cash withdrawn from our ATMs by our EPE customers and other consumers are settled through the interbank settlement system from the ATM users bank account to African Bank's bank accounts. We pay African Bank a monthly fee for the service provided which is calculated based on the cumulative daily outstanding balance of cash utilized multiplied by the South African prime interest rate less 1%. We are exposed to the risk of cash lost while it is in our ATMs (i.e. from theft) and are required to repay African Bank for any shortages.

Cash flows from operating activities

Net cash used in operating activities during fiscal 2025 was $9.1 million (ZAR 163.3 million) compared to net cash provided by operating activities of $28.8 million (ZAR 537.9 million) during fiscal 2024. Excluding the impact of income taxes, our cash used in operating activities during fiscal 2025 includes cash utilized for the settlement of working capital movements within our Merchant and Enterprise businesses related to quarter-end transaction processing activities and which were settled in the following week (our fourth quarter of fiscal 2024 closed on a Sunday), and the net growth in our Consumer and Merchant finance loans receivable books, which was partially offset by the positive contribution from our Merchant and Consumer businesses.

Net cash provided by operating activities during fiscal 2024 was $28.8 million (ZAR 537.9 million) compared to $0.4 million (ZAR 7.4 million) during fiscal 2023. Excluding the impact of income taxes, our cash provided by operating activities during the fiscal 2024 was positively impacted by the contribution from Merchant and Consumer, the sale of Cell C inventory and temporary working capital movements within our merchant business as a result of quarter-end transaction processing activities closing on a Sunday and which were settled in the following week, which was partially offset by growth in our consumer finance loans receivable book

During fiscal 2025, we paid our first provisional South African tax payments of $4.2 million (ZAR 76.1 million) related to our 2025 tax year. During fiscal 2025, we also made our second provisional South African tax payments of $2.2 million (ZAR 39.3 million related to our 2025 tax year and received tax refunds of $0.44 million (ZAR 7.2 million). We also paid taxes totaling $0.3 million in other tax jurisdictions, primarily in the Botswana and Namibia.

During fiscal 2024, we paid our first provisional South African tax payments of $2.7 million (ZAR 49.5 million) related to our 2024 tax year. During fiscal 2024, we also made our second provisional South African tax payments of $2.9 million (ZAR 52.7 million related to our 2024 tax year and received tax refunds of $0.0 million (ZAR 0.8 million). We also paid taxes totaling $0.4 million in other tax jurisdictions, primarily in the Botswana.

During fiscal 2023, we paid our first provisional South African tax payments of $3.0 million (ZAR 50.8 million) related to our 2023 tax year. During fiscal 2023, we also made our second provisional South African tax payments of $4.1 million (ZAR 76.1 million related to our 2023 tax year and received tax refunds of $0.2 million (ZAR 3.8 million). We also paid taxes totaling $0.4 million in other tax jurisdictions, primarily in the Botswana.

Taxes paid during fiscal 2025, 2024 and 2023 were as follows:

Table 17	Year ended June 30,					
	2025	**2024**	**2023**	**2025**	**2024**	**2023**
	$	**$**	**$**	**ZAR**	**ZAR**	**ZAR**
	'000	**'000**	**'000**	**'000**	**'000**	**'000**
First provisional payments	4,182	2,663	2,955	76,118	49,534	50,798
Second provisional payments	2,198	2,861	4,079	39,279	52,721	76,089
Taxation paid related to prior years	225	641	15	4,081	12,187	273
Tax refund received	(438)	(38)	(210)	(7,173)	(768)	(3,756)
Total South African taxes paid	6,167	6,127	6,839	112,305	113,674	123,404
Foreign taxes paid	314	379	361	5,738	7,063	6,482
Total tax paid	**6,481**	**6,506**	**7,200**	**118,043**	**120,737**	**129,886**

We expect to make additional provisional income tax payments in South Africa related to our 2025 tax year in the first quarter of fiscal 2026, however, the amount was not quantifiable as of the date of the filing of this Annual Report.

Cash flows from investing activities

Cash used in investing activities for fiscal 2025 included capital expenditures of $17.2 million (ZAR 307.9 million), primarily due to the acquisition of vaults and POS devices. We also incurred expenditures of $3.9 million (ZAR 69.8 million), primarily related to the capitalization of development costs, during fiscal 2025. During fiscal 2025, we paid $12.9 million related to acquisition of certain businesses, including Adumo and Recharger. We also received $16.4 million related to the sale of our entire equity investment in MobiKwik in June 2025.

Cash used in investing activities for fiscal 2024 included capital expenditures of $12.7 million (ZAR 236.6 million), primarily due to the acquisition of vaults and POS devices. During fiscal 2024, we received proceeds of $3.5 million related to the sale of remaining interest in Finbond and $0.25 million related to the second (and final) tranche from the disposal of our entire equity interest in Carbon.

Cash used in investing activities for fiscal 2023 included capital expenditures of $16.2 million (ZAR 289.8 million), primarily due to the acquisition of ATMs. During fiscal 2023, we received proceeds of $0.25 million related to the first tranche (of two) from the disposal of our entire equity interest in Carbon and $0.4 million related to the sale of minor positions in Finbond.

Cash flows from financing activities

During fiscal 2025, we utilized $98.6 million from our South African overdraft facilities to fund our ATMs and our cash management business through Connect as well as to partially fund the acquisition of Recharger and for the February 2025 refinance of certain of our facilities. We repaid $89.2 million of those facilities, including towards our refinanced facilities. We utilized $190.1 million of our borrowings to settle a portion of the Adumo purchase consideration, pay certain transaction expenses, repay Adumo's borrowings, repurchase shares of our common stock, fund the acquisition of certain capital expenditures, for working capital requirements and for the February 2025 refinance of certain of our facilities. We repaid $131.2 million of long-term borrowings towards our refinanced facilities and in accordance with our repayment schedule, paid $7.2 million to settle Adumo's borrowings, and settled a portion of our revolving credit facility utilized. We also paid an origination fee of $1.0 million to secure additional borrowings as well as paid dividends to the non-controlling interest of $0.4 million.

During fiscal 2024, we utilized approximately $183.0 million from our South African overdraft facilities to fund our ATMs and repaid $199.6 million of these facilities. We utilized $23.7 million of our long-term borrowings to fund the acquisition of certain capital expenditures and for working capital requirements. We repaid $20.1 million of these long-term in accordance with our repayment schedule as well as to settle a portion of our revolving credit facility utilized. We received $0.1 million from the exercise of stock options. We also paid $1.5 million to repurchase shares from employees in order for the employees to settle taxes due related to the vesting of shares of restricted stock.

During fiscal 2023, we utilized $520.1 million from our South African overdraft facilities to fund our ATMs and our cash management business through Connect and repaid $547.3 million of these facilities. We utilized $24.4 million of our long-term borrowings to settle $10.5 million of our revolving credit facilities, fund our merchant finance loans receivable business, and to fund the acquisition of certain capital expenditures. We repaid $17.5 million of these long-term, including $10.5 million to settle our revolving credit balance in full. We received $0.5 million from the exercise of stock options. We also paid $1.3 million to repurchase shares from employees in order for the employees to settle taxes due related to the vesting of shares of restricted stock and to settle the strike price due and taxes due related to the exercise of stock options.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025:

Table 18	Payments due by Period, as of June 30, 2025 (in $ '000s)				
	Total	**Less than 1 year**	**2-3 years**	**3-5 years**	**Thereafter**
Short-term credit facilities[(A)]	24,469	24,469	-	-	-
Long-term borrowings					
Principal repayments[(A)(B)]	200,769	11,956	31,445	157,368	-
Interest payments[(A)(B)]	38,652	10,739	19,475	8,438	-
Operating lease liabilities, including imputed interest[(C)]	11,660	4,852	5,460	1,348	-
Purchase obligations	2,872	2,872	-	-	-
Capital commitments	157	157	-	-	-
Deferred purchase consideration due to seller of Recharger[(D)]	9,856	9,856	-	-	-
Other long-term obligations reflected on our balance sheet[(E)(F)]	2,991	-	-	-	2,991
Total	**291,426**	**64,901**	**56,380**	**167,154**	**2,991**

(A) – Refer to Note 12 to our audited consolidated financial statements.
(B) – Long-term borrowings principal repayments for the 3-5 year period includes all unamortized fees as of June 30, 2025. Interest payments based on applicable interest rates as of June 30, 2025, and expected outstanding long-term borrowings over the period. All amounts converted from ZAR to USD using the June 30, 2025, USD/ ZAR exchange rate.
(C) – Refer to Note 8 to our audited consolidated financial statements.
(D) – Represents the deferred consideration of ZAR 175 million due in March 2026 to the seller of Recharger. Refer to Note 3 to our audited consolidated financial statements. Translated at exchange rates applicable as of June 30, 2025.
(E) – Includes policyholder liabilities of $3.2 million related to our insurance business. All amounts are translated at exchange rates applicable as of June 30, 2025.
(F) – We have excluded cross-guarantees in the aggregate amount of $0.1 million issued as of June 30, 2025, to RMB and Nedbank to secure guarantees it has issued to third parties on our behalf as the amounts that will be settled in cash are not known and the timing of any payments is uncertain.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Capital Expenditures

Capital expenditures for the years ended June 30, 2025, 2024 and 2023 were as follows:

Table 19	2025 $ '000	2024 $ '000	2023 $ '000	2025 ZAR '000	2024 ZAR '000	2023 ZAR '000
Merchant	18,117	11,202	12,812	324,350	209,302	229,847
Consumer	1,500	1,317	3,170	26,855	24,607	56,870
Enterprise	1,482	146	174	26,532	2,728	3,122
Total	**21,099**	**12,665**	**16,156**	**377,737**	**236,637**	**289,839**

Our capital expenditures for fiscal 2025, 2024 and 2023, are discussed under "—Liquidity and Capital Resources—Cash flows from investing activities."

All of our capital expenditures for the past three fiscal years were funded through internally-generated funds, except for certain capital expenditures of POS devices and vaults, made by Connect which were funded through the utilization of asset-backed borrowings. We had outstanding capital commitments as of June 30, 2025, of $0.2 million. In addition to these capital expenditures, we expect that capital spending for fiscal 2026 will include acquisition of POS devices, vaults, computer software, computer and office equipment, as well as for our ATM infrastructure and branch network in South Africa. Acquisition of these assets will be funded through the use of internally-generated funds and available facilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We seek to manage our exposure to currency exchange, translation, interest rate, credit, microlending credit and equity price and liquidity risks as discussed below.

Currency Exchange Risk

We are subject to currency exchange risk because we purchase components for vaults, that we assemble, and inventories that we are required to settle in other currencies, primarily the euro, renminbi, and U.S. dollar. We have used forward contracts in order to limit our exposure in these transactions to fluctuations in exchange rates between the South African rand ("ZAR"), on the one hand, and the U.S. dollar and the euro, on the other hand.

We had no outstanding foreign exchange contracts as of June 30, 2025 and 2024.

Translation Risk

Translation risk relates to the risk that our results of operations will vary significantly as the U.S. dollar is our reporting currency, but we earn a significant amount of our revenues and incur a significant amount of our expenses in ZAR. The U.S. dollar to the ZAR exchange rate has fluctuated significantly over the past three years. As exchange rates are outside our control, there can be no assurance that future fluctuations will not adversely affect our results of operations and financial condition.

Interest Rate Risk

As a result of our normal borrowing activities, our operating results are exposed to fluctuations in interest rates, which we manage primarily through regular financing activities. Interest rates in South Africa have been trending downwards in recent quarters and as of the date of this Annual Report, are expected to decline by a further 25 basis points in the first quarter of calendar 2026 and stabilize at that level for the remainder of that year. We periodically evaluate the cost and effectiveness of interest rate hedging strategies to manage this risk. We generally maintain investments in cash equivalents and held to maturity investments and have occasionally invested in marketable securities.

We have short and long-term borrowings in South Africa as described in Note 12 to our consolidated financial statements which attract interest at rates that fluctuate based on changes in the South African prime and 3-month JIBAR interest rates. The following table illustrates the effect on our annual expected interest charge, translated at exchange rates applicable as of June 30, 2025, as a result of changes in the South African prime and 3-month JIBAR interest rates, using our outstanding short and long-term borrowings as of June 30, 2025. The effect of a hypothetical 1% (i.e. 100 basis points) increase and a 1% decrease in the interest rates applicable to the borrowings as of June 30, 2025, are shown. The selected 1% hypothetical change does not reflect what could be considered the best- or worst-case scenarios.

Table 20	As of June 30, 2025			
	Annual expected interest charge ($ '000)	Hypothetical change in interest rates	Impact of hypothetical change in interest rates ($ '000)	Estimated annual expected interest charge after hypothetical change in interest rates ($ '000)
Interest on South Africa borrowings	23,987	1%	2,262	26,249
		(1%)	(2,262)	21,725

Credit Risk

Credit risk relates to the risk of loss that we would incur as a result of non-performance by counterparties. We maintain credit risk policies in respect of our counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as our management deems appropriate. With respect to credit risk on financial instruments, we maintain a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of "B" (or its equivalent) or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

Consumer microlending credit risk

We are exposed to credit risk in our Consumer microlending activities, which provides unsecured short-term loans to qualifying customers. Credit bureau checks as well as an affordability test are conducted as part of the origination process, both of which are line with local regulations. We consider this policy to be appropriate because the affordability test we perform takes into account a variety of factors such as other debts and total expenditures on normal household and lifestyle expenses. Additional allowances may be required should the ability of our customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these finance loan receivables, including ongoing evaluation of the creditworthiness of each customer.

Merchant lending

We maintain an allowance for doubtful finance loans receivable related to its Merchant services segment with respect to short-term loans to qualifying merchant customers. Our risk management procedures include adhering to our proprietary lending criteria which uses an online-system loan application process, obtaining necessary customer transaction-history data and credit bureau checks. We consider these procedures to be appropriate because it takes into account a variety of factors such as the customer's credit capacity and customer-specific risk factors when originating a loan.

Equity Securities Price Risk

Equity price risk relates to the risk of loss that we would incur as a result of the volatility in the exchange-traded price of equity securities that we hold. As of June 30, 2025, we did not have any equity securities that were exchange-traded and held as available for sale. Historically, exchange-traded equity securities held as available for sale were expected to be held for an extended period of time and we were not concerned with short-term equity price volatility with respect to these securities provided that the underlying business, economic and management characteristics of the company remained sound.

The market price of these exchange-traded equity securities may fluctuate for a variety of reasons and, consequently, the amount we may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Equity Securities Liquidity Risk

Equity liquidity risk relates to the risk of loss that we would incur as a result of the lack of liquidity on the exchange on which those securities are listed. We may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange-traded price, or at all.

We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other-than-temporary. As of June 30, 2025, we did not own any exchange-traded equity securities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our audited consolidated financial statements, together with the reports of our independent registered public accounting firms, appear on pages F-1 through F-83 of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our Executive Chairman and our Group Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our Executive Chairman and Group Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2025, due to the material weaknesses in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed by, or under the supervision of, our Executive Chairman and Group Chief Financial Officer, or persons performing similar functions, and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of our officers and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our audited consolidated financial statements.

Inherent Limitations in Internal Control over Financial Reporting

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design safeguards into the process to reduce, though not eliminate, this risk.

Management's Report on Internal Control Over Financial Reporting

Management, including our Executive Chairman and our Group Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and as described below, management concluded that our internal control over financial reporting was not effective as of June 30, 2025.

As permitted by the rules of the SEC, management has excluded Adumo and Recharger from its evaluation for the year ended June 30, 2025, the year of acquisition. As of June 30, 2025, Adumo and Recharger's total assets represented approximately 7% of our consolidated total assets and approximately 13% of consolidated total current assets. Their total revenues constituted approximately 8% of our consolidated revenue and their operating income constituted approximately 11% of our consolidated operating loss for the year ended June 30, 2025.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

As of June 30, 2025, we identified material weaknesses related to:
- Our Consumer lending process, specifically insufficient risk assessment and monitoring activities relating to changes in systems and processes, insufficient controls over internal information and information from service organizations, and insufficient design and implementation of ITGCs, controls over service organizations and process level controls, resulting in ineffective process level controls, including a lack of validation of the completeness and accuracy of information used within the process;

- Our payroll process, specifically insufficient risk assessment and monitoring activities relating to changes over the transfer of ownership to the centralized payroll processes, insufficient controls over information from service organizations, and insufficient design and implementation of ITGCs, controls over service organizations and process level controls resulting in ineffective process level controls including a lack of validation of the completeness and accuracy of information used within this process;
- Our annual goodwill impairment process, specifically related to insufficient risk assessment and ineffective design and implementation of controls resulting in ineffective process level controls;
- Our business combination process, specifically insufficient risk assessment and ineffective design and implementation of controls over the purchase price allocation of the Adumo and Recharger acquisitions including insufficient controls over information resulting in ineffective process level controls including a lack of validation of the completeness and accuracy of information used;
- Our revenue recognition process relating to prepaid airtime sold and processing fees relating to certain agreements, specifically insufficient risk assessment and ineffective design and implementation of controls related to our judgement over revenue recognized either as principal versus as agent resulting in ineffective process level controls.;
- Our journal entry process, specifically relating to insufficient risk assessment, and ineffective design and implementation of controls including insufficient controls over information resulting in ineffective process level controls including a lack of validation of the completeness of the journal entry population and a lack of validation of the completeness and accuracy of information used within the process; and
- An insufficient number of experienced and trained resources to execute on their internal control responsibilities resulting in ineffective design, implementation and operating effectiveness of process level controls for processes in the scope of our internal control over financial reporting evaluation.

Of the material weaknesses described above, the material weaknesses related to the revenue recognition process resulted in a material corrected misstatement for the year ended June 30, 2025 and a restatement for each of the quarters ended September 30, 2024, December 31, 2024 and March 31, 2025 of our revenue and cost of goods sold, IT processing, servicing and support, exclusive of depreciation and amortization. There was no impact on the Company's reported operating income (loss), net loss or loss per share in any of such quarters.

Of the material weaknesses described above, the material weaknesses related to the annual goodwill impairment process resulted in a corrected material misstatement and a corrected immaterial misstatement of goodwill and impairment loss in the Company's consolidated financial statements for the year ended June 30, 2025.

Of the material weaknesses described above, the material weaknesses related to the journal entry process resulted in a corrected immaterial misstatement to our revenue and cost of goods sold, IT processing, servicing and support, exclusive of depreciation and amortization in the Company's consolidated financial statements for the year ended June 30, 2025.

Of the material weaknesses described above, the material weakness related to an insufficient number of experienced and trained resources to execute on their internal control responsibilities also resulted in a corrected material misstatement of current and long-term borrowings in the Company's consolidated financial statements for the year ended June 30, 2025.

All other material weaknesses did not result in any corrected material or immaterial misstatements, however a reasonable possibility exists that material misstatements in the Company's consolidated financial statements may not be prevented or detected on a timely basis.

Lesaka's independent registered public accounting firm, KPMG Inc, who audited the consolidated financial statements included in this Annual Report, has expressed an adverse report on the operating effectiveness of our internal control over financial reporting as of June 30, 2025, which appears in Part II, Item 9 of this Annual Report.

Remediation of Newly Identified Material Weaknesses

To address the material weaknesses, our management, including our Information Technology ("IT") team, has commenced with remediation of these material weaknesses including, but not limited to: (1) developing and implementing a comprehensive remediation plan that includes specific actions aimed at enhancing the understanding of control owners related to the operation and importance of internal controls over financial reporting, including the principles and requirements of each control, with a focus on the impacted processes including controls over service organizations, ITGCs, and other process level controls; (2) mandating improved risk assessment procedures with governance requirements upon implementing new systems within the Group together with the design, implementation and monitoring of control activities; (3) the recruitment of additional appropriately skilled resources across the Finance and Risk and Compliance disciplines coupled with the further upskilling and training of existing resources responsible for the execution of key controls as well as a focus on a greater degree of automation of controls throughout the organization, (4) the embedding of controls compliance in the key performance indicators of senior executives across the business and (5) collaborating closely with internal and external assurance partners to ensure the robustness of our remediation plan.

While we are actively taking steps to implement our remediation plan, the material weaknesses will not be deemed resolved until the enhanced controls operate for a sufficient period of time and management has confirmed through testing that the same are operating effectively. We will continue to monitor the remediation plan's effectiveness and adjust our efforts as needed. As we assess and test our internal control over financial reporting, we may identify the need for additional measures or modifications to the plan.

Remediation of Previously Identified Material Weaknesses

Management has, however, made progress in remediating the material weaknesses identified in the previous fiscal year related to the failure of specific ITGCs for certain IT systems to operate effectively as well as the insufficient design and implementation of controls and policies and procedures related to the goodwill impairment assessment. As a result, controls in the areas of user access and program-change management for associated IT systems that support our financial reporting processes have been remediated. Revised procedures have been implemented related to the validation of completeness and accuracy of the data used in the goodwill impairment model together with additional procedures implemented to enhance the precision levels in evaluating certain assumptions utilized in this model. Even though the controls for the goodwill impairment process have been strengthened, it has not yet been fully remediated as model errors persisted.

Changes in Internal Control over Financial Reporting

Except as described above, there were no changes in our internal control over financial reporting during the quarter ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As stated, management has excluded Adumo and Recharger from its evaluation of the effectiveness of internal control over financial reporting for the year ended June 30, 2025, the year of acquisition, however continues to evaluate Adumo and Recharger's internal control over financial reporting (refer to Item 1A—"Risk Factors—Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of Lesaka Technologies, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Lesaka Technologies, Inc. and subsidiaries' (the Company) internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2025 and 2024, the related consolidated statements of operations, comprehensive loss or income, changes in equity, and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated September 29, 2025 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to risk assessment, sufficient experienced and trained resources, design and implementation of control activities, information and communication, and monitoring have been identified and included in management's assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired the Adumo (RF) Proprietary Limited, Recharger Proprietary Limited, Master Fuel Software and Support Proprietary Limited and Genisus Risk Proprietary Limited (the "Acquisitions") during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2025, the Acquisitions' internal control over financial reporting associated with total assets of $22,840 thousand and total revenues of $51,651 thousand included in the consolidated financial statements of the Company as of and for the year ended June 30, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the Acquisitions.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Inc.
Johannesburg, Republic of South Africa

September 29, 2025

ITEM 9B. OTHER INFORMATION

Our Section 16 officers and directors, as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), may from time to time enter into plans for the purchase or sale of our common stock that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act. During the quarter ended June 30, 2025, no officers or directors, as defined in Rule 16a-1(f), adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our executive officers is set out in Part I, Item 1 under the caption "Our Executive Officers." The other information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2025 annual meeting of shareholders entitled "Board of Directors and Corporate Governance" and "Additional Information."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2025 annual meeting of shareholders entitled "Executive Compensation," "Board of Directors and Corporate Governance—Compensation of Directors" and "—Remuneration Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2025 annual meeting of shareholders entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2025 annual meeting of shareholders entitled "Certain Relationships and Related Transactions" and "Board of Directors and Corporate Governance."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2025 annual meeting of shareholders entitled "Audit and Non-Audit Fees."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a)   The following documents are filed as part of this report

1. Financial Statements

The following financial statements are included on pages F-1 through F-83.

Report of the Independent Registered Public Accounting Firm – KPMG, Inc. (PCAOB Firm ID 1025)	F-2
Report of the Independent Registered Public Accounting Firm – Deloitte & Touche (South Africa) (PCAOB Firm ID 01130)	F-4
Consolidated balance sheets as of June 30, 2025 and 2024	F-5
Consolidated statements of operations for the years ended June 30, 2025, 2024 and 2023	F-6
Consolidated statements of comprehensive (loss) income for the years ended June 30, 2025, 2024 and 2023	F-7
Consolidated statements of changes in equity for the years ended June 30, 2025, 2024 and 2023	F-8
Consolidated statements of cash flows for the years ended June 30, 2025, 2024 and 2023	F-11
Notes to the consolidated financial statements	F-12

2. Financial Statement Schedules

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibits

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
2.1	Sale of Shares Agreement, dated October 31, 2021, by and among Net1 Applied Technologies South Africa Proprietary Limited; Net1 UEPS Technologies, Inc.; Old Mutual Life Assurance Company (South Africa) Limited; Lirast (Mauritius) Company Limited; SIG International Investment (BVI) Limited; Aldgate International Limited; Ivan Michael Epstein; PFCC (BVI) Limited; PCF Investments (BVI) Limited; Ovobix (RF) Proprietary Limited; Luxanio 227 Proprietary Limited; Vista Capital Investments Proprietary Limited; Vista Treasury Proprietary Limited; K2021477132 (South Africa) Proprietary Limited; and Cash Connect Management Solutions Proprietary Limited.		8-K	10.1	November 2, 2021
2.2	Sale and Purchase Agreement, dated May 7, 2024, between Lesaka Technologies Proprietary Limited; Lesaka Technologies, Inc. and the parties listed in Annexure A.		8-K	10.1	May 7, 2024
2.3	First Addendum to Sale and Purchase Agreement, dated October 1, 2024, between Lesaka Technologies Proprietary Limited; Lesaka Technologies, Inc. and the parties listed in Annexure A		8-K	2.2	October 1, 2025
2.4	Transaction Implementation Agreement, dated June 26, 2025, entered into between the parties listed in Annexure A and the parties listed in Annexure B and Lesaka Technologies Proprietary Limited and Zero Research Proprietary Limited and Bank Zero Mutual Bank and Naught Holdings Ltd.		8-K	2.1	June 26, 2025
3.1	Amended and Restated Articles of Incorporation		8-K	3.1	May 17, 2022

3.2	Amended and Restated By-Laws of Lesaka Technologies, Inc.	8-K	3.2	May 17, 2022
4.1	Form of common stock certificate	10-K	4.1	September 9, 2022
4.2	Description of registrant's securities	X		
10.1*	Form of Restricted Stock Agreement	10-Q	10.49	February 7, 2023
10.2*	Form of Stock Option Agreement	10-Q	10.50	February 7, 2023
10.3*	Form of Restricted Stock Agreement (non-employee directors)	10-Q	10.51	February 7, 2023
10.4*	Form of Indemnification Agreement	10-K	10.4	September 11, 2024
10.5*	Form of non-employee director agreement	10-K	10.5	August 24, 2017
10.6*	Amended and Restated 2022 Stock Incentive Plan of Lesaka Technologies, Inc.	14A	A	September 30, 2022
10.7*	Amendment to the 2022 Amended and Restated Stock Incentive Plan of Lesaka Technologies, Inc.	14A	B	April 22, 2024
10.8*	Employment Agreement, dated as of December 4, 2023, between Lesaka Technologies, Inc. and Ali Mazanderani	8-K	10.1	December 4, 2023
10.9*	Option Award Agreement between Ali Mazanderani and Lesaka Technologies, Inc.	14A	A	April 22, 2024
10.10*	Contract of Employment, effective February 5, 2021, between Net1 Applied Technologies South Africa Proprietary Limited and Lincoln Mali	8-K	10.1	February 11, 2021
10.11*	Restrictive Covenants Agreement, effective February 5, 2021, between Net1 Applied Technologies South Africa Proprietary Limited and Lincoln Mali	8-K	10.2	February 11, 2021
10.12*	Contract of Employment, dated as of December 9, 2021, between Net1 Applied Technologies South Africa (Pty) Ltd and Naeem Kola	8-K	10.1	December 10, 2021
10.13*	Restrictive Covenants Agreement, dated as of December 9, 2021, between Net1 Applied Technologies South Africa (Pty) Ltd and Naeem Kola	8-K	10.2	December 10, 2021
10.14*	Employment Agreement, dated as of December 9, 2021, between Net 1 UEPS Technologies, Inc. and Naeem Kola	8-K	10.3	December 10, 2021
10.15*	Restrictive Covenants Agreement, dated as of December 9, 2021, between Net 1 UEPS Technologies, Inc. and Naeem Kola	8-K	10.4	December 10, 2021
10.16*	Employment Agreement, dated as of February 8, 2023, between Lesaka Technologies, Inc. and Steven John Heilbron	10-Q	10.52	May 9, 2023
10.17*	Restrictive Covenants Agreement, dated as of February 8, 2023, between Lesaka Technologies, Inc. and Steven John Heilbron	10-Q	10.53	May 9, 2023
10.18*	Contract of Employment, dated as of October 1, 2024, between Lesaka Technologies (Pty) Ltd and Daniel Luke Smith	10-Q	10.53	May 7, 2025
10.19*	Restrictive Covenants Agreement, dated as of October 1, 2024, between Lesaka Technologies (Pty) Ltd and Daniel Luke Smith	10-Q	10.54	May 7, 2025
10.20*	Employment Agreement, dated as of October 1, 2024, between Lesaka Technologies, Inc. and Daniel Luke Smith	10-Q	10.55	May 7, 2025
10.21*	Restrictive Covenants Agreement, dated as of October 1, 2024, between Lesaka Technologies, Inc. and Daniel Luke Smith	10-Q	10.56	May 7, 2025
10.22	Policy Agreement, dated April 11, 2016, among the Company and the IFC Investors	8-K	10.32	April 12, 2016

10.23	Amended & Restated Policy Agreement, dated October 28, 2024, among Lesaka Technologies, Inc. and the IFC Investors	10-Q	10.43	February 5, 2025
10.24	Cooperation Agreement, dated May 13, 2020, by and between Net 1 UEPS Technologies, Inc. and VCP (Proprietary) Limited	8-K	10.1	May 14, 2020
10.25	Amendment No. 1 to Cooperation Agreement, dated December 9, 2020, by and between Net 1 UEPS Technologies, Inc. and Value Capital Partners (Pty) Ltd	8-K	10.1	December 10, 2020
10.26	Amendment No. 2 to Cooperation Agreement, dated March 22, 2022, by and between Net 1 UEPS Technologies, Inc. and Value Capital Partners (Pty) Ltd	10-K	10.32	September 9, 2022
10.27	Securities Purchase Agreement, dated March 22, 2022, among Net1 UEPS Technologies, Inc., Net1 Applied Technologies South Africa Proprietary Limited and Value Capital Partners Proprietary Limited	10-Q	10.58	May 10, 2022
10.28	Amendment No. 1 to Securities Purchase Agreement dated March 16, 2023, among Lesaka Technologies, Inc. (formerly Net1 UEPS Technologies, Inc.), Lesaka Technologies Proprietary Limited (formerly Net1 Applied Technologies South Africa Proprietary Limited) and Value Capital Partners Proprietary Limited	8-K	10.3	March 22, 2023
10.29	Sale of Shares Agreement dated October 1, 2024, between Lesaka Technologies Proprietary Limited and Crossfin Holdings Proprietary Limited	8-K	10.40	October 1, 2024
10.30	Trust Deed of the Lesaka Employee Share Trust entered into between Lesaka Technologies, Inc. and Nomaxabiso Norma Teyise and Zwelethu Masinga	14A	A	October 2, 2024
10.31	Relationship Agreement between Lesaka Technologies, Inc. and the Trustees for the time being of the Lesaka Employee Share Trust	14A	B	October 2, 2024
10.32	Common Terms Agreement Senior Term Loan, Revolving Loan and Working Capital Facilities and Lesaka Technologies Proprietary Limited (as Term/RCF Borrower) and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as Facility Agent) and Bowwood and Main No 408 (RF) Proprietary Limited (as Debt Guarantor) dated February 27, 2025	10-Q	10.46	May 7, 2025
10.33	Senior Term Facility A Agreement between Lesaka Applied Technologies Proprietary Limited (as Term/RCF Borrower) and The Persons Listed in Annexure A (as Original Senior Term Facility A Lenders) and FirstRand Bank Limited (acting through its Rand Merchant Bank Division) (as Facility Agent) dated February 27, 2025	10-Q	10.47	May 7, 2025
10.34	Senior Term Facility B Agreement between Lesaka Applied Technologies Proprietary Limited (as Term/RCF Borrower) and The Persons Listed in Annexure A (as Original Senior Term Facility B Lenders) and FirstRand Bank Limited (acting through its Rand Merchant Bank Division) (as Facility Agent) dated February 27, 2025	10-Q	10.48	May 7, 2025

10.35	Senior RCF Agreement between Lesaka Applied Technologies Proprietary Limited (as Term/RCF Borrower) and The Persons Listed in Annexure A (as Original Senior RCF Lenders) and FirstRand Bank Limited (acting through its Rand Merchant Bank Division) (as Facility Agent) dated February 27, 2025	10-Q	10.49	May 7, 2025
10.36	Pledge and Cession in Security Agreement between Lesaka Technologies, Inc. (as Cedent) and Lesaka Technologies Proprietary Limited (as Obligors' agent and Term/RCF Borrower) and Bowwood and Main No 408 (RF) Proprietary Limited (as Debt Guarantor) and FirstRand Bank Limited (acting through its Rand Merchant Bank Division) (as Facility Agent) dated February 27, 2025	10-Q	10.50	May 7, 2025
10.37	Subordination Agreement between Lesaka Applied Technologies Proprietary Limited (as Term/RCF Borrower) and The Persons Listed in Annexure A (as Original Subordinated Parties) and The Persons Listed in Annexure B (as Original Obligors) and The Persons Listed in Annexure C (As Original Lenders) and FirstRand Bank Limited (acting through its Rand Merchant Bank Division) (as Facility Agent) and Bowwood and Main No 408 (RF) Proprietary Limited (as Debt Guarantor) dated February 28, 2025	10-Q	10.51	May 7, 2025
10.38	General Banking Facility Agreement dated February 27, 2025 between Lesaka Technologies (Proprietary) Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division)	10-Q	10.52	May 7, 2025
10.39	Facility Letter between Nedbank Limited and Net1 Applied Technologies South Africa Limited and certain of its subsidiaries dated as of December 13, 2013 and First Addendum thereto dated as of December 18, 2013	8-K	10.27	December 19, 2013
10.40	Letter from Nedbank Limited to Net1 Applied Technologies South Africa Proprietary Limited and certain of its subsidiaries, dated December 7, 2016	8-K	10.50	December 9, 2016
10.41	Revolving Credit Facility Agreement, dated November 29, 2022, between Cash Connect Capital Proprietary Limited, the Parties Listed in Part I of Schedule 1 (the Original Guarantors) and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as Lender)	8-K	10.1	December 5, 2022
10.42	Senior Facility E Agreement, dated September 26, 2018, among Net1 Applied Technologies South Africa Proprietary Limited, FirstRand Bank Limited (acting through its Rand Merchant Bank division), as lender, and FirstRand Bank Limited (acting through its Rand Merchant Bank division), as agent	8-K	10.96	October 2, 2018
10.43	Letter of Amendment, dated August 2, 2021, among Net1 Applied Technologies South Africa Proprietary Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division), as lender, related to the amendment to the Senior Facility E Agreement	8-K	10.1	August 2, 2021
10.44	Letter of Amendment, dated January 22, 2024, among Lesaka Proprietary Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division), as lender, related to the amendment to the Senior Facility E Agreement	8-K	10.1	January 23, 2024

10.45	Fifth Amendment and Restatement Agreement, dated March 16, 2023, between Lesaka Technologies Proprietary Limited (as borrower), and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as lender), and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as facility agent)	8-K	10.1	March 22, 2023	
10.46	Amendment and Restatement Agreement, dated November 24, 2023, between Lesaka Technologies Proprietary Limited (as borrower), and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as lender), and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as facility agent)	8-K	10.1	December 1, 2023	
10.47	First Amendment and Restatement Agreement, dated March 22, 2023, between Cash Connect Management Solutions Proprietary Limited (as borrower), arranged by FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as mandated lead arranger), and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as facility agent)	8-K	10.2	March 22, 2023	
10.48	Third Addendum to Facility Letter no.: LM/CCMS/01/2021 between FirstRand Bank Ltd, Cash Connect Management Solutions (Pty) Ltd, Main Street 1723 (Pty) Ltd, Cash Connect Rentals (Pty) Ltd; and K2020 Connect (Pty) Ltd dated October 29, 2024	10-Q	10.41	November 6, 2024	
10.49	Facility Letter dated September 30, 2024 between Lesaka Technologies (Proprietary) Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division)	8-K	10.1	October 1, 2024	
10.50	First Addendum to the Facility Letter dated December 10, 2024 between Lesaka Technologies (Proprietary) Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division)	8-K	10.1	December 10, 2024	
14	Code of Ethics	X			
19	Insider Trading Policy	X			
21	Subsidiaries of Registrant	X			
23.1	Consent of Independent Registered Public Accounting Firm - KPMG, Inc.	X			
23.2	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche (South Africa)	X			
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended	X			
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended	X			
32	Certification pursuant to 18 USC Section 1350	X			
97	Compensation Clawback Policy	X			
101.INS	XBRL Instance Document	X			
101.SCH	XBRL Taxonomy Extension Schema	X			
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	X			
101.DEF	XBRL Taxonomy Extension Definition Linkbase	X			
101.LAB	XBRL Taxonomy Extension Label Linkbase	X			
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	X			
104	Cover Page Interactive Data File (formatted as inline XBRL and continued in Exhibit 101)	X			

* Indicates a management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LESAKA TECHNOLOGIES, INC.

By: /s/ Ali Mazanderani

Ali Mazanderani
Executive Chairman and Director

Date: September 29, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Kuben Pillay Kuben Pillay	Lead Independent Director and Director	September 29, 2025
/s/ Ali Mazanderani Ali Mazanderani	Executive Chairman and Director (Principal Executive Officer)	September 29, 2025
/s/ Dan L. Smith Dan L. Smith	Group Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 29, 2025
/s/ Antony C. Ball Antony C. Ball	Director	September 29, 2025
/s/ Nonkululeko N. Gobodo Nonkululeko N. Gobodo	Director	September 29, 2025
/s/ Naeem E. Kola Naeem E. Kola	Director	September 29, 2025
/s/ Steven J. Heilbron Steven J. Heilbron	Director	September 29, 2025
/s/ Lincoln C. Mali Lincoln C. Mali	Director	September 29, 2025
/s/ Sharron Venessa Naidoo Sharron Venessa Naidoo	Director	September 29, 2025
/s/ Ekta Singh-Bushell Ekta Singh-Bushell	Director	September 29, 2025
/s/ Dean Sparrow Dean Sparrow	Director	September 29, 2025

LESAKA TECHNOLOGIES, INC.
LIST OF CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of Lesaka Technologies, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Lesaka Technologies, Inc. and subsidiaries (the Company) as of June 30, 2025 and 2024, the related consolidated statements of operations, comprehensive loss or income, changes in equity, and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 29, 2025 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the *consolidated* financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of goodwill impairment test for certain reporting units

As discussed in Notes 2 and 10 to the consolidated financial statements, the Company recorded goodwill of $199,395 thousand as of June 30, 2025. The Company tests for impairment of goodwill on an annual basis and at any other time if events or circumstances change that could trigger an impairment test. The Company uses a discounted cash flow model to estimate the fair value for each reporting unit, which requires the Company to make significant estimates and certain assumptions related to the reporting units' revenue growth rates, terminal revenue growth rates, forecast period for certain reporting units and weighted average cost of capital.

We identified the assessment of the Company's goodwill impairment test for certain reporting units as a critical audit matter. Subjective auditor judgement and specialized skills and knowledge were required to evaluate certain assumptions used in the discounted cashflow model. Specifically, reporting units' revenue growth rates, terminal revenue growth rates, forecast period for certain reporting units and the weighted average cost of capital. Changes in these assumptions could have a significant impact on the fair value of the reporting units.

The following are the primary procedures we performed to address this critical audit matter:
- We evaluated the revenue growth rates by comparing the revenue growth rates against historic performance, approved budgets and challenged management on the expected future performance based on reporting unit specific factors.
- We performed sensitivity analyses over revenue growth rates and the forecast period of certain reporting units to assess their impact on the Company's determination of the fair values in respect to the reporting units.

- We involved valuation professionals with specialized skills and knowledge who assisted in:
    - o independently recalculating the terminal revenue growth rates for the reporting units considering industry, product and country specific information;
    - o evaluating the weighted average cost of capital, by developing an independent estimate of weighted average cost of capital range and comparing it to the weighted average cost of capital selected by the Company for each reporting unit; and
    - o performing a sensitivity and scenario type analysis on terminal revenue growth rates and weighted average cost of capital to assess the impact of changes in those assumptions on the Company's determination of fair value for each reporting unit.

Assessment of certain intangibles assets acquired through business combinations

As discussed in Notes 2, 3 and 10 to the consolidated financial statements, the Company, through its subsidiary, Lesaka Technologies Proprietary Limited, acquired 100% of the equity interests of Adumo (RF) Proprietary Limited ("Adumo") on October 1, 2024 and Recharger Proprietary Limited ("Recharger") on March 3, 2025, respectively. As a result of the transactions, the Company recognized intangible assets, such as brands of $3,623 thousand which related to Adumo, and customer relationships of $11,185 thousand and $15,010 thousand related to Adumo and Recharger, respectively. The fair values of the brands were estimated based on a relief from royalty approach, which included assumptions such as useful lives and the weighted average cost of capital. The fair values of the customer relationships were estimated based on a multi-periods excess earnings method, which included certain assumptions such as expected future revenues, useful lives, and weighted average costs of capital.

We identified the assessment of the fair value of the brands and customer relationships acquired through the Adumo and Recharger business combinations as a critical audit matter. A high degree of auditor judgement was required to assess the expected future revenues used to estimate the fair value of the customer relationships; and the useful lives and weighted average costs of capital used to estimate the fair value of the brands and customer relationships. Changes in these assumptions could have a significant effect on the fair value of the intangible assets.

The following are the primary procedures we performed to address this critical audit matter:
- We performed sensitivity analyses over expected future revenues, useful lives and weighted average costs of capital to assess their impact on the Company's determination of the fair values of the respective intangible assets acquired through the business combination.
- We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the:
    - o estimated useful lives for brands by comparing them to observable useful lives in similar transactions;
    - o estimated useful lives for customer relationships by developing independent estimated useful lives and comparing them to the useful lives selected by the Company; and
    - o weighted average costs of capital used by developing an independent estimated of a weighted average cost of capital range and comparing this range to the weighted average costs of capital selected by the Company.

/s/ KPMG Inc.

We have served as the Company's auditor since 2024.
Johannesburg, Republic of South Africa

September 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Lesaka Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows, for the year ended June 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the 2023 financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche

Deloitte & Touche
Registered Auditors
Johannesburg, South Africa

September 12, 2023 (September 29, 2025 as to Notes 10, 16 and 21)

We began serving as the Company's auditor in 2004. In 2023 we became the predecessor auditor.

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
as of June 30, 2025 and 2024

	June 30, 2025	June 30, 2024[(A)]
	(In thousands, except share data)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 76,520	$ 59,065
Restricted cash related to ATM funding and short-term credit facilities (Note 12)	119	6,853
Accounts receivable, net and other receivables (Note 4)	42,525	36,667
Finance loans receivable, net (Note 4)	74,110	44,058
Inventory (Note 5)	23,551	18,226
Total current assets before settlement assets	216,825	164,869
Settlement assets	27,098	22,827
Total current assets	243,923	187,696
PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	44,924	31,936
OPERATING LEASE RIGHT-OF-USE (Note 8)	9,691	7,280
EQUITY-ACCOUNTED INVESTMENTS (Note 9)	199	206
GOODWILL (Note 10)	199,395	138,551
INTANGIBLE ASSETS, NET (Note 10)	139,215	111,353
DEFERRED TAX ASSETS, NET	12,554	3,446
OTHER LONG-TERM ASSETS, including equity securities (Note 9 and 11)	3,809	77,982
TOTAL ASSETS	653,710	558,450
LIABILITIES		
CURRENT LIABILITIES		
Short-term credit facilities for ATM funding (Note 12)	-	6,737
Short-term credit facilities (Note 12)	24,469	9,351
Accounts payable	19,867	16,674
Other payables (Note 13)	72,079	56,051
Operating lease liability - current (Note 8)	4,007	2,343
Current portion of long-term borrowings (Note 12)	11,956	15,719
Income taxes payable	1,400	654
Total current liabilities before settlement obligations	133,778	107,529
Settlement obligations	26,695	22,358
Total current liabilities	160,473	129,887
DEFERRED TAX LIABILITIES, NET	33,921	38,128
OPERATING LEASE LIABILITY - LONG TERM (Note 8)	6,129	5,087
LONG-TERM BORROWINGS (Note 12)	188,813	127,467
OTHER LONG-TERM LIABILITIES, including insurance policy liabilities (Note 11)	2,991	2,595
TOTAL LIABILITIES	392,327	303,164
REDEEMABLE COMMON STOCK (Note 14)	88,957	79,429
EQUITY		
COMMON STOCK (Note 14)		
Authorized: 200,000,000 with $0.001 par value;		
Issued and outstanding shares, net of treasury - 2025: 81,249,097; 2024: 64,272,243	103	83
PREFERRED STOCK		
Authorized shares: 50,000,000 with $0.001 par value;		
Issued and outstanding shares, net of treasury: 2025: - ; 2024: -	-	-
ADDITIONAL PAID-IN-CAPITAL	426,950	343,639
TREASURY SHARES, AT COST: 2025: 29,934,044; 2024: 25,563,808	(298,523)	(289,733)
ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 15)	(185,664)	(188,355)
RETAINED EARNINGS	222,719	310,223
TOTAL LESAKA EQUITY	165,585	175,857
NON-CONTROLLING INTEREST	6,841	-
TOTAL EQUITY	172,426	175,857
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND SHAREHOLDERS' EQUITY	$ 653,710	$ 558,450

(A) – The Company reclassified an amount of $11,841 from long-term borrowings to current portion of long-term borrowings, refer to Note 1.
See accompanying notes to consolidated financial statements.

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
for the years ended June 30, 2025, 2024 and 2023

		2025		2024		2023
		(In thousands, except per share data)				
REVENUE (Note 16)	$	659,701	$	564,222	$	527,971
Services rendered		613,201		529,818		486,800
Loan-based fees received		37,344		29,948		25,308
Sale of goods		9,157		4,456		15,863
EXPENSE						
Cost of goods sold, IT processing, servicing and support, exclusive of depreciation and amortization shown separately below		486,546		442,673		417,544
Selling, general and administration, exclusive of depreciation and amortization shown separately below[(A)]		131,512		91,969		95,050
Depreciation and amortization		33,721		23,665		23,685
Transaction costs related to Adumo, Recharger and Bank Zero acquisitions and certain compensation costs (Note 3)[(A)]		16,159		2,325		-
Impairment loss (Note 10)		18,863		-		7,039
OPERATING (LOSS) INCOME		(27,100)		3,590		(15,347)
CHANGE IN FAIR VALUE OF EQUITY SECURITIES (Note 6 and 9)		(59,828)		-		-
LOSS ON DISPOSAL OF EQUITY-ACCOUNTED INVESTMENT (Note 9)		161		-		205
REVERSAL OF ALLOWANCE FOR DOUBTFUL EMI DEBT RECEIVABLE (Note 9)		-		250		-
INTEREST INCOME		2,596		2,294		1,853
INTEREST EXPENSE		21,453		18,932		18,567
LOSS BEFORE INCOME TAX (BENEFIT) EXPENSE		(105,946)		(12,798)		(32,266)
INCOME TAX (BENEFIT) EXPENSE (Note 18)		(18,198)		3,363		(2,309)
LOSS BEFORE EARNINGS (LOSS) FROM EQUITY-ACCOUNTED INVESTMENTS		(87,748)		(16,161)		(29,957)
EARNINGS (LOSS) FROM EQUITY-ACCOUNTED INVESTMENTS (Note 9)		114		(1,279)		(5,117)
NET LOSS FROM CONTINUING OPERATIONS		(87,634)		(17,440)		(35,074)
ADD NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST		130		-		-
NET LOSS ATTRIBUTABLE TO LESAKA	$	(87,504)	$	(17,440)	$	(35,074)
Net loss per share, in United States dollars (Note 19):						
Basic loss attributable to Lesaka shareholders	$	(1.14)	$	(0.27)	$	(0.56)
Diluted loss attributable to Lesaka shareholders	$	(1.14)	$	(0.27)	$	(0.56)

(A) – Recharger transactions costs for the year ended June 30, 2024, of $0.03 million have been reallocated from Selling, general and administration to Transaction costs related to Adumo, Recharger and Bank Zero acquisitions and certain compensation costs in the consolidated statement operations, refer to Note 3.

See accompanying notes to consolidated financial statements.

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME
for the years ended June 30, 2025, 2024 and 2023

	2025	2024	2023
		(In thousands)	
Net loss	$ (87,634)	$ (17,440)	$ (35,074)
Other comprehensive income (loss), net of taxes:			
Movement in foreign currency translation reserve	2,502	6,291	(31,183)
Movement in foreign currency translation reserve related to equity-accounted investments (Note 15)	-	489	3,935
Release of foreign currency translation reserve related to disposal of Finbond equity securities (Note 9 and Note 15)	-	1,543	362
Release of foreign currency translation reserve related to liquidation of subsidiaries (Note 15)	6	(952)	-
Total other comprehensive income (loss), net of taxes	2,508	7,371	(26,886)
Comprehensive loss	(85,126)	(10,069)	(61,960)
Add comprehensive income attributable to non-controlling interest	313	-	-
Comprehensive loss attributable to Lesaka	$ (84,813)	$ (10,069)	$ (61,960)

See accompanying notes to consolidated financial statements

LESAKA TECHNOLOGIES, INC.
Consolidated Statement of Changes in Equity for the year ended June 30, 2023 (dollar amounts in thousands)

Lesaka Technologies, Inc. Shareholders

	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Number of shares, net of treasury	Additional Paid-In Capital	Retained Earnings	Accumulated other comprehensive loss	Total Lesaka Equity	Non-controlling Interest	Total	Redeemable common stock
Balance – July 1, 2022	87,215,613	$ 83	(24,891,292)	$ (286,951)	62,324,321	$ 327,891	$ 362,737	$ (168,840)	$ 234,920	-	$ 234,920	$ 79,429
Treasury shares repurchased			(352,994)	(1,287)	(352,994)	-			(1,287)		(1,287)	
Shares issued (Note 17)	206,239	-			206,239	-			-		-	
Restricted stock granted	1,418,386				1,418,386	-			-		-	
Exercise of stock options	158,659				158,659	481			481		481	
Stock-based compensation charge (Note 17)						7,673			7,673		7,673	
Reversal of stock-based compensation charge (Note 17)	(114,365)				(114,365)	(364)			(364)		(364)	
Stock-based compensation charge related to equity-accounted investment (Note 9)						15			15		15	
Net loss							(35,074)		(35,074)	-	(35,074)	
Other comprehensive loss (Note 15)								(26,886)	(26,886)	-	(26,886)	
Balance – June 30, 2023	88,884,532	$ 83	(25,244,286)	$ (288,238)	63,640,246	$ 335,696	$ 327,663	$ (195,726)	$ 179,478	$ -	$ 179,478	$ 79,429

F-8

LESAKA TECHNOLOGIES, INC.

Consolidated Statement of Changes in Equity for the year ended June 30, 2024 (dollar amounts in thousands)

Lesaka Technologies, Inc. Shareholders

	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Number of shares, net of treasury	Additional Paid-In Capital	Retained Earnings	Accumulated other comprehensive loss	Total Lesaka Equity	Non-controlling Interest	Total	Redeemable common stock
Balance – July 1, 2023	88,884,532	$ 83	(25,244,286)	$ (288,238)	63,640,246	$ 335,696	$ 327,663	$ (195,726)	$ 179,478	$ -	$ 179,478	$ 79,429
Treasury shares repurchased			(319,522)	(1,495)	(319,522)	-			(1,495)		(1,495)	
Shares issued (Note 17)	194,454				194,454	-			-		-	
Restricted stock granted	1,002,241				1,002,241	-			-		-	
Exercise of stock options	54,287				54,287	165			165		165	
Stock-based compensation charge (Note 17)						8,045			8,045		8,045	
Reversal of stock-based compensation charge (Note 17)	(299,463)				(299,463)	(134)			(134)		(134)	
Stock-based compensation charge related to equity-accounted investment (Note 9)						(133)			(133)		(133)	
Net loss							(17,440)		(17,440)	-	(17,440)	
Other comprehensive income (Note 15)								7,371	7,371	-	7,371	
Balance – June 30, 2024	89,836,051	$ 83	(25,563,808)	$ (289,733)	64,272,243	$ 343,639	$ 310,223	$ (188,355)	$ 175,857	$ -	$ 175,857	$ 79,429

F-9

LESAKA TECHNOLOGIES, INC.

Consolidated Statement of Changes in Equity for the year ended June 30, 2025 (dollar amounts in thousands)

Lesaka Technologies, Inc. Shareholders

	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Number of shares, net of treasury	Additional Paid-In Capital	Retained Earnings	Accumulated other comprehensive loss	Total Lesaka Equity	Non-controlling Interest	Total	Redeemable common stock
Balance – July 1, 2024	89,836,051	$ 83	(25,563,808)	$ (289,733)	64,272,243	$ 343,639	$ 310,223	$ (188,355)	$ 175,857	$ -	$ 175,857	$ 79,429
Treasury shares repurchased			(5,462,597)	(13,660)	(5,462,597)	-			(13,660)		(13,660)	
Shares issued (Note 14 and Note 17)	19,960,181	19			19,960,181	73,237			73,256		73,256	9,528
Gain recognized related to issue of shares included in treasury shares (Note 3)			1,092,361	4,870	1,092,361	408			5,278	-	5,278	
Restricted stock granted	1,499,610				1,499,610	-			-		-	
Exercise of stock options	38,011	1			38,011	116			117		117	
Stock-based compensation charge (Note 17)						9,639			9,639		9,639	
Reversal of stock-based compensation charge (Note 17)	(150,712)				(150,712)	(89)			(89)		(89)	
Stock-based compensation charge related to equity-accounted investment (Note 9)						-			-	-	-	
Adumo non-controlling interest acquired (Note 3)									-	7,586	7,586	
Net loss							(87,504)		(87,504)	(130)	(87,634)	
Dividends paid to non-controlling interests									-	(432)	(432)	
Other comprehensive income (Note 15)								2,691	2,691	(183)	2,508	
Balance – June 30, 2025	111,183,141	$ 103	(29,934,044)	$ (298,523)	81,249,097	$ 426,950	$ 222,719	$ (185,664)	$ 165,585	$ 6,841	$ 172,426	$ 88,957

See accompanying notes to consolidated financial statements.

F-10

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CASHFLOWS
for the years ended June 30, 2025, 2024 and 2023

	2025	2024	2023
		(In thousands)	
Cash flows from operating activities			
Net loss	$ (87,634)	$ (17,440)	$ (35,074)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	33,721	23,665	23,685
Impairment loss (Note 10)	18,863	-	7,039
Movement in allowance for credit losses	8,011	5,158	6,495
Fair value adjustment related to financial liabilities	(120)	(853)	(20)
Change in fair value of equity securities (Note 6 and 9)	59,828	-	-
Loss (Profit) on disposal of property, plant and equipment	13	(305)	(468)
Stock-based compensation charge (Note 17)	9,550	7,911	7,309
Loss on disposal of equity-accounted investment (Note 9)	161	-	205
(Earnings) Loss from equity-accounted investments (Note 9)	(114)	1,279	5,117
Movement in allowance for doubtful loans to equity-accounted investments	-	(250)	-
Dividends received from equity-accounted investments	96	95	42
Interest payable	4,723	1,119	5,069
Facility fee amortized (Note 12)	429	443	864
Changes in net working capital			
Decrease (Increase) in accounts receivable (Note 20)	1,081	(10,873)	(1,687)
Increase in finance loans receivable (Note 20)	(34,614)	(10,029)	(12,353)
Decrease in inventory	169	9,840	2,172
(Decrease) Increase in accounts payable and other payables	(13,401)	22,141	1,705
Deferred consideration due to seller of Recharger included in accounts payable and other payables (Note 3 and Note 13)	13,586	-	-
Increase (Decrease) in income taxes payable	485	(400)	(800)
Deferred tax expense (benefit)	(23,955)	(2,712)	(8,890)
Net cash (used in) provided by operating activities	(9,122)	28,789	410
Cash flows from investing activities			
Capital expenditures	(17,199)	(12,665)	(16,156)
Proceeds from disposal of property, plant and equipment	1,938	1,565	1,497
Acquisition of intangible assets	(3,900)	(294)	(419)
Proceeds from disposal of equity securities (Note 6 and 9)	16,441	-	-
Acquisitions, net of cash acquired (Note 3)	(12,946)	(1,583)	-
Proceeds from disposal of equity-accounted investment (Note 9)	-	3,508	656
Repayment of loans by equity-accounted investments	-	250	112
Loans to equity-accounted investment (Note 9)	-	-	(112)
Net change in settlement assets	4,324	(7,196)	(2,036)
Net cash used in investing activities	(11,342)	(16,415)	(16,458)
Cash flows from financing activities			
Proceeds from bank overdraft (Note 12)	98,616	182,990	520,065
Repayment of bank overdraft (Note 12)	(90,309)	(199,642)	(547,271)
Long-term borrowings utilized (Note 12)	190,061	23,728	24,355
Repayment of long-term borrowings (Note 12)	(149,511)	(20,073)	(17,512)
Non-refundable deal origination fees/ guarantee fees (Note 12)	(970)	-	(100)
Acquisition of treasury stock	(13,660)	(1,495)	(1,287)
Proceeds from exercise of stock options	116	165	481
Dividends paid to non-controlling interest	(432)	-	-
Net change in settlement obligations	(4,179)	7,214	2,148
Net cash provided by (used in) financing activities	29,732	(7,113)	(19,121)
Effect of exchange rate changes on cash	1,453	2,025	(10,999)
Net increase (decrease) in cash, cash equivalents and restricted cash	10,721	7,286	(46,168)
Cash, cash equivalents and restricted cash – beginning of period	65,918	58,632	104,800
Cash, cash equivalents and restricted cash – end of period (Note 20)	$ 76,639	$ 65,918	$ 58,632

See accompanying notes to consolidated financial statements

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

1.   **DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION**

Description of Business

Lesaka Technologies, Inc. ("Lesaka" and collectively with its consolidated subsidiaries, the "Company"), formerly named Net 1 UEPS Technologies, Inc., was incorporated in the State of Florida on May 8, 1997. The Company is a provider of financial technology, or fintech, products and services, primarily in South Africa and neighboring countries, to unbanked and underbanked consumers, and fintech solutions for merchants operating in formal and informal markets. The Company offers an integrated multiproduct platform that provides transactional accounts (banking), lending, insurance, payouts, card acquiring, cash management, software and Alternative Digital Products ("ADP"). ADP includes the Company's prepaid solutions and supplier enabled payments. By providing a full-service fintech platform in its connected ecosystem, the Company facilitates the digitization of commerce in its markets and participate in the secular shift from cash to digital.

Basis of presentation

The accompanying consolidated financial statements include subsidiaries over which Lesaka exercises control and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revision of Previously Issued Financial Statements

In April 2025, the Company identified that it had misclassified certain of its long-term borrowings. The Company's CCC Revolving Credit Facility was scheduled to be repaid in full on November 2024, at the date of issue of the June 30, 2024 consolidated financial statements, but this was extended a number of times and was ultimately refinanced in September 2025 (refer to Note 12). The Company incorrectly classified amounts due under its CCC Revolving Credit Facility as long-term borrowings instead of as current portion of long-term borrowings in its audited balance sheet as of June 30, 2024. The table below presents the impact of the revision of the Company's financial statements for the year ended June 30, 2024:

Consolidated balance sheet

	As of June 30, 2024		
	As previously reported	Correction	Revised
Current portion of long-term borrowings	$ 3,878	$ 11,841	$ 15,719
Long-term borrowings	$ 139,308	$ (11,841)	$ 127,467

The correction did not impact the Company's audited consolidated statements of operations, consolidated statements of comprehensive (loss) income, consolidated statement of changes in equity, or consolidated statements of cash flows for the year ended June 30, 2024 and, except as noted above, the Company's audited balance sheet as of June 30, 2024. The misclassification did not affect compliance with any debt covenants. The Company assessed the materiality of this error and change in presentation on prior period consolidated financial statements in accordance with SEC Staff Accounting Bulletin ("SAB") No. 99 "Materiality" and SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements." Based on this assessment, the Company has concluded that previously issued financial statements were not materially misstated based upon overall considerations of both quantitative and qualitative factors.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The financial statements of entities which are controlled by Lesaka, referred to as subsidiaries, are consolidated. Inter-company accounts and transactions are eliminated upon consolidation.

The Company, if it is the primary beneficiary, consolidates entities which are considered to be variable interest entities ("VIE"). The primary beneficiary is considered to be the entity that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The Company has an obligation to absorb the financial losses of the Lesaka ESOP Trust and also has the ability to control this trust and therefore it has been consolidated. This trust does not generate significant losses or residual returns.

Business combinations

The Company accounts for its business acquisitions under the acquisition method of accounting. The total value of the consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values. The Company uses a number of valuation methods to determine the fair value of assets and liabilities acquired, including discounted cash flows, external market values, valuations on recent transactions or a combination thereof, and believes that it uses the most appropriate measure or a combination of measures to value each asset or liability. The Company recognizes measurement-period adjustments in the reporting period in which the adjustment amounts are determined.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

The primary functional currency of the consolidated entities is the South African Rand ("ZAR") and the Company's reporting currency is the U.S. dollar. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. Translation gains and losses are reported in accumulated other comprehensive income in total equity. The Company releases the foreign currency translation reserve included in accumulated other comprehensive income attributable to a foreign entity upon sale or complete, or substantially complete, liquidation of the investment in that foreign entity and includes the release in the gain or loss reported related to the sale or liquidation of the foreign entity.

Foreign exchange transactions are translated at the spot rate ruling at the date of the transaction. Monetary items are translated at the closing spot rate at the balance sheet date. Transactional gains and losses are recognized in selling, general and administration expense on the Company's consolidated statement of operations for the period.

Cash, cash equivalents and restricted cash

Cash and cash equivalents include cash on hand and funds deposited in bank accounts with financial institutions that are liquid, unrestricted and readily available. Restricted cash represents cash which is legally or contractually restricted as to use and includes cash related to cash withdrawn from the Company's debt facilities to fund ATMs as well cash in certain bank accounts that have been ceded to under certain of the Company's borrowings.

Allowance for credit losses

The Company uses historical default experience over the lifetime of loans in order to calculate a lifetime loss rate for its lending books. The allowance for credit losses related to Consumer finance loans receivables is calculated by multiplying the lifetime loss rate with the month-end outstanding lending book. The allowance for credit losses related to Merchant finance loans receivables is calculated by adding together actual receivables in default plus multiplying the lifetime loss rate with the month-end outstanding lending book. The Company writes off microlending finance loans receivable and related service fees and interest if a borrower is in arrears with repayments for more than three months or is deceased. The Company writes off merchant and working capital finance receivables and related fees when it is evident that reasonable recovery procedures, including where deemed necessary, formal legal action, have failed. Prior to July 1, 2023, the Company regularly reviewed the ageing of outstanding amounts due from borrowers and adjusted its allowance based on management's estimate of the recoverability of the finance loans receivable.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for credit losses (continued)

The Company uses a lifetime loss rate by expressing write-off experience as a percentage of corresponding invoice amounts (as opposed to outstanding balances). The allowance for credit losses related to these receivables has been calculated by multiplying the lifetime loss rate with recent invoice/origination amounts. Prior to July 1, 2023, a specific provision is established where it is considered likely that all or a portion of the amount due from customers renting safe assets, point of sale ("POS") equipment, receiving support and maintenance or transaction services or purchasing licenses or SIM cards from the Company will not be recovered. Non-recoverability is assessed based on a quarterly review by management of the ageing of outstanding amounts, the location and the payment history of the customer in relation to those specific amounts.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes transport and handling costs.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation. Property, plant and equipment are depreciated on the straight-line basis at rates which are estimated to amortize the assets to their anticipated residual values over their useful lives. Within the following asset classifications, the expected economic useful lives are approximately:

Vaults	10 years
Computer equipment	3 to 8 years
Office equipment	2 to 10 years
Vehicles	3 to 8 years
Furniture and fittings	3 to 10 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

Leases

The Company determines whether an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets ("ROU"), operating lease liability - current, and operating lease liability – long term in its consolidated balance sheets. The Company does not have any significant finance leases as of June 30, 2025 and 2024, respectively, but its policy is to include finance leases in property and equipment, other payables, and other long-term liabilities in its consolidated balance sheets.

A ROU asset represents the Company's right to use an underlying asset for the lease term and the lease liabilities represent its obligation to make lease payments arising from the lease arrangement. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease prepayments made and excludes lease incentives. The terms of the Company's lease arrangements may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company does not recognize right-of-use assets and lease liabilities for lease arrangements with a term of twelve months or less. The Company accounts for all components in a lease arrangement as a single combined lease component. Costs incurred in the adaptation of leased properties to serve the requirements of the Company (leasehold improvements) are capitalized and amortized over the shorter of the estimated useful life of the asset and the remaining term of the lease.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity-accounted investments

The Company uses the equity method to account for investments in companies when it has significant influence but not control over the operations of the company. Under the equity method, the Company initially records the investment at cost and thereafter adjusts the carrying value of the investment to recognize its proportional share of the equity-accounted company's net income or loss. In addition, when an investment qualifies for the equity method (as a result of an increase in the level of ownership interest or degree of influence), the cost of acquiring the additional interest in the investee is added to the current basis of the Company's previously held interest and the equity method would be applied subsequently from the date on which the Company obtains the ability to exercise significant influence over the investee.

The Company releases a pro rata portion of the foreign currency translation reserve related to an equity-accounted investment that is included in accumulated other comprehensive income to earnings upon the sale of a portion of its ownership interest in the equity-accounted investment. The release of the pro rata portion of the foreign currency translation reserve is included in the measurement of the gain or loss on sale of a portion of the Company's ownership interest in the equity-accounted investment. The Company does not recognize cumulative losses in excess of its investment or loans in an equity-accounted investment except if it has an obligation to provide additional financial support.

Dividends received from an equity-accounted investment reduce the carrying value of the Company's investment. The Company has elected to classify distributions received from equity method investees using the nature of the distribution approach. This election requires the Company to evaluate each distribution received on the basis of the source of the payment and classify the distribution as either operating cash inflows or investing cash inflows. The Company reviews its equity-accounted investments for impairment whenever events or circumstances indicate that the carrying amount of the investment may not be recoverable.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values of the identifiable assets acquired and liabilities assumed based upon their estimated fair value at the date of purchase. The Company reviews the carrying value of goodwill annually or more frequently if circumstances indicate impairment has occurred.

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; and results of testing for recoverability of a significant asset group within a reporting unit. If goodwill is allocated to a reporting unit and the carrying amount of the reporting unit exceeds the fair value of that reporting unit, an impairment loss is recorded in the statement of operations. Measurement of the fair value of a reporting unit is based on present value techniques of estimated future cash flows.

Intangible assets

Intangible assets are shown at cost less accumulated amortization. Intangible assets are amortized over the following useful lives:

Customer relationships	1 to 15 years
Software, integrated platform and unpatented technology	3 to 10 years
FTS patent	10 years
Exclusive licenses	7 years
Brands and trademarks	0.5 to 20 years

Intangible assets are periodically evaluated for recoverability, and those evaluations take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt and equity securities

Debt securities

The Company is required to classify all applicable debt securities as either trading securities, available for sale or held to maturity upon investment in the security.

Held to maturity

Debt securities acquired by the Company which it has the ability and the positive intent to hold to maturity are classified as held to maturity debt securities. The Company is required to make an election to classify these debt securities as held to maturity and these securities are carried at amortized cost. The amortized cost of held to maturity debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest received from the held to maturity security together with this amortization is included in interest income in the Company's consolidated statement of operations. The Company had a held to maturity security as of June 30, 2025 and 2024, respectively, refer to Note 4. The Company uses historical default experience over the lifetime of debt securities in order to calculate a lifetime loss rate for its held to maturity debt securities. As of each of June 30, 2024, and June 30, 2025, the carrying value of the Company's held to maturity debt securities was $0.

Impairment of debt securities

Up until the adoption of guidance regarding *Measurement of Credit Losses on Financial Instruments on July 1, 2023,* the Company's available for sale and held to maturity debt securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value.

With regard to available for sale and held to maturity debt securities, the Company considers (i) the ability and intent to hold the debt security for a period of time to allow for recovery of value (ii) whether it is more likely than not that the Company will be required to sell the debt security; and (iii) whether it expects to recover the entire carrying amount of the debt security. The Company records an impairment loss in its consolidated statement of operations representing the difference between the debt securities carrying value and the current fair value as of the date of the impairment if the Company determines that it intends to sell the debt security or if that it is more likely than not that it will be required to sell the debt security before recovery of the amortized cost basis. However, the impairment loss is split between a credit loss and a non-credit loss for debt securities that the Company determines that it does not intend to sell or that it is more likely than not that it will not be required to sell the debt securities before the recovery of the amortized cost basis. The credit loss portion, which is measured as the difference between the debt security's cost basis and the present value of expected future cash flows, is recognized in the Company's consolidated statement of operations. The non-credit loss portion, which is measured as the difference between the debt security's cost basis and its current fair value, is recognized in other comprehensive income, net of applicable taxes.

Equity securities

Equity securities are measured at fair value. Changes in the fair value of equity securities are recorded in the Company's consolidated statement of operations within the caption titled "change in fair value of equity securities". The Company may elect to measure equity securities without readily determinable fair values at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer ("cost minus changes in observable prices equity securities"). Changes in the fair value of the Company's cost minus changes in observable prices equity securities are discussed in Note 9. During the Company's second and third quarter of fiscal 2025, the Company recorded changes in the fair value of equity securities as a result of changes in market prices related to its investment in One MobiKwik Limited ("MobiKwik"). During the fourth quarter of fiscal 2025, the Company disposed of its entire interest in MobiKwik and incurred a loss on disposal. The changes in fair value and the loss on disposal are included in the caption change in fair value of equity securities during the year ended June 30, 2025. There were no changes in the fair value of the Company's cost minus changes in observable prices equity securities during the years ended June 30, 2024 and 2023, respectively. The Company performs a qualitative assessment on a quarterly basis and recognizes an impairment loss if there are sufficient indicators that the fair value of the equity security is less than its carrying value.

F-16

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Policy reserves and liabilities

Reserves for policy benefits and claims payable

The Company determines its reserves for policy benefits under its life insurance products using a model which estimates claims incurred that have not been reported and total present value of disability claims-in-payment at the balance sheet date. This model allows for best estimate assumptions based on experience (where sufficient) plus prescribed margins, as required in the markets in which these products are offered, namely South Africa.

The best estimate assumptions include (i) mortality and morbidity assumptions reflecting the company's most recent experience and (ii) claim reporting delays reflecting Company specific and industry experience. Most of the disability claims-in-payment reserve is reinsured and the reported values were based on the reserve held by the relevant reinsurer. The values of matured guaranteed endowments are increased by late payment interest (net of the asset management fee and allowance for tax on investment income).

Deposits on investment contracts

For the Company's interest-sensitive life contracts, liabilities approximate the policyholder's account value.

Reinsurance contracts held

The Company enters into reinsurance contracts with reinsurers under which the Company is compensated for the entire amount or a portion of losses arising on one or more of the insurance contracts it issues.

The expected benefits to which the Company is entitled under its reinsurance contracts held are recognized as reinsurance assets. These assets consist of short-term balances due from reinsurers (classified within Accounts receivable, net and other receivables) as well as long-term receivables (classified within other long-term assets) that are dependent on the expected claims and benefits arising under the related reinsurance contracts. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract. Reinsurance assets are assessed for impairment at each balance sheet date. If there is reliable objective evidence that amounts due may not be recoverable, the Company reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in its consolidated statement of operations. Reinsurance premiums are recognized when due for payment under each reinsurance contract.

Redeemable common stock

Common stock that is redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of Company is presented outside of total Lesaka equity (i.e. permanent equity). Redeemable common stock is initially recognized at issuance date fair value and the Company does not adjust the issuance date fair value if redemption is not probable. The Company re-measures the redeemable common stock to the maximum redemption amount at the balance sheet date once redemption is probable. Reduction in the carrying amount of the redeemable common stock is only appropriate to the extent that the Company has previously recorded increases in the carrying amount of the redeemable equity instrument as the redeemable common stock may not be carried at an amount that is less than the initial amount reported outside of permanent equity.

Redeemable common stock is reclassified as permanent equity when presentation outside permanent equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument). The existing carrying amount of the redeemable common stock is reclassified to permanent equity at the date of the event that caused the reclassification and prior period consolidated financial statements are not adjusted.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Revenue recognition

The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations based on observable standalone selling prices. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Nature of products and services

Prepaid airtime sold

The Company purchases airtime vouchers for resale to customers and acts as a principal in these transactions. Airtime purchased for resale is included in inventory and released to cost of goods sold, IT processing, servicing and support upon sale of the inventory. The Company negotiates and agrees sales prices for airtime sales with its customers and revenue is measured at the agreed contractual price. The Company recognizes revenue when the airtime is delivered to the customer.

Processing fees

The Company earns processing fees from transactions processed for its customers.

The Company provides its customers with transaction processing services that involve the collection, transmittal and retrieval of all transaction data in exchange for consideration upon completion of the transaction and recognizes revenue from these activities at a point in time. In certain instances, the Company also provides a funds collection and settlement service for its customers and recognizes revenue from these activities at a point in time.

The Company also provides customers with cash management and digitization services which enables its merchant customers to deposit cash into digital vaults operated by the Company, after which the funds are then electronically accessible by customers to either transfer to their nominated bank account or to pay certain pre-selected suppliers and recognizes revenue from these activities at a point in time. The Company considers each of these services as a single performance obligation. The Company's contracts specify a transaction price for services provided. Processing revenue fluctuates based on the type and the volume of transactions processed. Revenue is recognized on the completion of the processed transaction.

The Company provides rental and support services under a master rental agreement with customers. Control of the rental asset is transferred through the right of use on a monthly basis as per the master rental agreement terms. Customers are required to pay the monthly rental and support fee in advance. The performance obligation for the service component is provided over the month and revenue is recognized at the end of the month. The Company recognizes revenue from these activities over time.

The Company, as a transaction processor and in the capacity of an agent, facilitates the delivery of ADP to its customers (including prepaid airtime vouchers, prepaid electricity and gaming vouchers) and earns a commission once these services are delivered to the customer. The Company recognizes revenue from these activities at a point in time. Revenue from these transactions fluctuates based on the volume of ADP services distributed.

Customers serviced by the Company's Consumer operating segment that have a bank account managed by the Company are issued cards that can be utilized to withdraw funds at an ATM or to transact at a merchant point of sale device ("POS"). The Company also earns processing fees from transactions processed for these customers. The Company's contracts specify a transaction price for each service provided (for instance, ATM withdrawal, balance enquiry, etc.). Processing revenue fluctuates based on the type and volume of transactions performed by the customer. Revenue is recognized on the completion of the processed transaction at a point in time.

Account holder fees

The Company provides bank accounts to customers and this service is underwritten by a regulated banking institution because the Company is not a bank. The Company charges its customers a fixed monthly bank account administration fee for all active bank accounts regardless of whether the account holder has transacted or not. The Company recognizes account holder fees on a monthly basis on all active bank accounts, which are earned over time and billed on a monthly basis. Revenue from account holders' fees fluctuates based on the number of active bank accounts.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Revenue recognition (continued)

Nature of products and services (continued)

Lending revenue

The Company provides short-term loans to customers (consumers) in South Africa and charges up-front initiation fees, interest and monthly service fees. Interest earned from customers is recognized using the effective interest rate method, which requires the utilization of the rate of return implicit in the loan, that is, the contractual interest rate adjusted for any net deferred loan initiation fees or costs, premium, or discount existing at the origination or acquisition of the loan. Monthly service fee revenue is recognized under the contractual terms of the loan. The monthly service fee are earned over time and is fixed upon initiation and does not change over the term of the loan and is recognized when billed on a monthly basis.

Interest earned from customers

The Company provides short-term loans to merchants in South Africa and levies interest on the amount lent. The Company does not charge these customers up-front initiation fees or monthly service fees. Interest earned from customers is recognized using the effective interest rate method, which requires the utilization of the rate of return implicit in the loan, that is, the contractual interest rate adjusted for any net deferred loan fees or costs, premium, or discount existing at the origination or acquisition of the loan. The interest rate included in the contract with the customer generally changes with changes to benchmark rates of interest set by the South African Reserve Bank ("SARB").

Technology products

The Company supplies hardware and licenses for its customers to use the Company's technology. Hardware includes the sale of POS devices, SIM cards and other consumables which can occur on an ad hoc basis. The Company recognizes revenue from hardware at the transaction price specified in the contract as the hardware is delivered to the customer. Licenses include the right to access certain technology developed by the Company and the associated revenue is recognized ratably over the license period.

Insurance revenue

The Company writes life insurance contracts, and policy holders pay the Company a monthly insurance premium at the beginning of each month. Premium revenue is recognized on a monthly basis net of policy lapses. Policy lapses are provided for on the basis of expected non-payment of policy premiums.

Accounts Receivable, Contract Assets and Contract Liabilities

The Company recognizes accounts receivable when its right to consideration under its contracts with customers becomes unconditional. The Company has no contract assets or contract liabilities.

Research and development expenditure

Research and development expenditure is charged to net income in the period in which it is incurred. During the years ended June 30, 2025, 2024 and 2023, the Company incurred research and development expenditures of $0.5 million, $0.5 million and $0.5 million, respectively.

Computer software development

Product development costs in respect of software intended for sale to licensees are expensed as incurred until technological feasibility is attained. Technological feasibility is attained when the Company's software has completed system testing and has been determined to be viable for its intended use. Once technological feasibility is reached, the Company capitalized such costs and amortizes these costs over the products' estimated life. The time between the attainment of technological feasibility and completion of software development is generally short with insignificant amounts of development costs incurred during this period.

Costs in respect of the development of software for the Company's internal use are expensed as incurred, except to the extent that these costs are incurred during the application development stage. All other costs including those incurred in the project development and post-implementation stages are expensed as incurred.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Income taxes

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and tax returns. Deferred taxes are adjusted to reflect the effects of changes in tax laws or rates in the period of enactment. The majority of the Company's income taxes and deferred tax balances arise in the South Africa. The Company used the enacted statutory tax rate of 27% for the years ended June 30, 2025, 2024 and 2023 to measure current tax expense (benefit) and deferred tax expense (benefit) in South Africa. There was a change in the South African enacted tax rate during the year ended June 30, 2023, from 28% to 27%. The Company measured its South African current tax expense for the years ended June 30, 2025 and 2024 and its South African deferred tax assets and liabilities as of June 30, 2025 and 2024, using the enacted statutory tax rate in South Africa of 27%.

In establishing the appropriate deferred tax asset valuation allowances, the Company assesses the realizability of its deferred tax assets, and based on all available evidence, both positive and negative, determines whether it is more likely than not that the deferred tax assets or a portion thereof will be realized. The Company does not consider future reversals of existing taxable temporary differences associated with indefinite lived assets where the timing of the reversal cannot be predicted as a source of income to support deferred tax assets for carryforward that do not expire.

Unrecognized tax benefits are recorded in the financial statements for positions which are not considered more likely than not, based on the technical merits of the position, of being sustained upon examination by the taxing authorities. For positions that meet the more likely than not standard, the measurement of the tax benefit recognized in the financial statements is based upon the largest amount of tax benefit that, in management's judgement, is greater than 50% likely of being realized based on a cumulative probability assessment of the possible outcomes. The Company's policy is to include interest related to income taxes in interest expense and penalties in selling, general and administration in the consolidated statements of operations.

The Company has elected the period cost method and records U.S. inclusions in taxable income related to global intangible low taxed income ("GILTI") as a current-period expense when incurred.

Stock-based compensation

Stock-based compensation represents the cost related to stock-based awards granted. The Company measures equity-based stock-based compensation cost at the grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. In respect of awards with only service conditions that have a graded vesting schedule, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award. The forfeiture rate is estimated using historical trends of the number of awards forfeited prior to vesting. The expense is recorded in the statement of operations and classified based on the recipients' respective functions. The Company records deferred tax assets for awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in income tax expense in the consolidated statement of operations.

Equity instruments issued to third parties

Equity instruments issued to third parties for services provided represents the cost related to equity instruments granted. The Company measures this cost at the grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The forfeiture rate is estimated based on the Company's expectation of the number of awards that will be forfeited prior to vesting. The Company records deferred tax assets for equity instrument awards that result in deductions on the Company's income tax returns, based on the amount of equity instrument cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in the statement of operations.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Settlement assets and settlement obligations

The Company provides customers with cash management and digitization services which enable its merchant customers to deposit cash into digital vaults operated by the Company, after which the funds are then electronically accessible by customers to either transfer to their nominated bank account or to pay certain pre-selected suppliers.

Settlement assets comprise (1) cash received from merchant customers from cash deposits into the Company's safe assets, which are then electronically accessible by customers to either transfer to their nominated bank account or to pay certain pre-selected suppliers, and (2) cash received from credit card companies (as well as other types of payment services) which have business relationships with merchants selling goods and services that are the Company's customers and on whose behalf it processes the transactions between various parties.

Settlement obligations comprise (1) amounts that the Company is obligated to disburse to merchant customers or to their nominated pre-selected suppliers, and (2) amounts that the Company is obligated to disburse to merchants selling goods and services that are the Company's customers and on whose behalf it processes the transactions between various parties and settles the funds from the credit card companies to the Company's merchant customers.

The balances at each reporting date may vary widely depending on the timing of the receipts and payments of these assets and obligations.

Recent accounting pronouncements adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued guidance regarding *Segment Reporting (Topic 280)* to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. This guidance was effective for the Company beginning July 1, 2024 for its year ended June 30, 2025, and for interim periods commencing from July 1, 2025 (i.e. for the quarter ended September 30, 2025). Refer to Note 21.

Recent accounting pronouncements not yet adopted as of June 30, 2025

In December 2023, the FASB issued guidance regarding *Income Taxes (Topic 740)* to improve income tax disclosure requirements. The guidance requires entities, on an annual basis, to (1) disclose specific categories in the income tax rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pre-tax income or loss by the applicable statutory income tax rate). This guidance is effective for the Company beginning July 1, 2025. The Company is currently assessing the impact of this guidance on its financial statements and related disclosures.

In November 2024, the FASB issued guidance regarding *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)* which requires disaggregated disclosure of income statement expenses for public business entities. The guidance does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. This guidance is effective for the Company beginning July 1, 2027. Early adoption is permitted. The Company is currently assessing the impact of this guidance on its financial statements and related disclosures.

In July 2025, the FASB issued guidance regarding *Financial Instruments-Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets* which amends current guidance to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under *Revenue From Contracts With Customers (Topic 606).* This guidance is effective for the Company beginning July 1, 2026, and interim reporting periods during that fiscal year. Early adoption is permitted. The Company is currently assessing the impact of this guidance on its financial statements and related disclosures.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3.   ACQUISITIONS

The Company did not make any acquisitions during the year ended June 30, 2023. The cash paid, net of cash received related to the Company's acquisition during the years ended June 30, 2025 and 2024, is summarized in the table below:

	2025	2024
Total cash paid	$ 24,161	$ 2,248
Less: cash acquired	11,215	665
Total cash paid, net of cash received	$ 12,946	$ 1,583

2025 Acquisitions

October 2024 acquisition of Adumo

On May 7, 2024, the Company entered into a Sale and Purchase Agreement (the "Purchase Agreement") with Lesaka SA, and Crossfin Apis Transactional Solutions (Pty) Ltd and Adumo ESS (Pty) Ltd ("the Sellers"). Pursuant to the Purchase Agreement and subject to its terms and conditions, Lesaka, through its subsidiary, Lesaka SA, agreed to acquire, and the Sellers agreed to sell, all of the outstanding equity interests and certain claims in the Adumo (RF) Proprietary Limited ("Adumo"). The transaction closed on October 1, 2024.

Adumo is an independent payments and commerce enablement platform in Southern Africa, with operations across South Africa, Namibia, Botswana and Kenya. For more than two decades, Adumo has facilitated physical and online commerce between retail merchants and end-consumers by offering a unique combination of payment processing and integrated software solutions, which currently include embedded payments, integrated payments, reconciliation services, merchant lending, customer engagement tools, card issuing program management and data analytics.

Adumo operates across three businesses, which provide payment processing and integrated software solutions to different end markets:

• The Adumo Payments business offers payment processing, integrated payments and reconciliation solutions to small-and-medium ("SME") merchants in South Africa, Namibia and Botswana, and the Adumo Payouts business provides card issuing program management to corporate clients such as Anglo American and Coca-Cola (Adumo Payments was allocated to Merchant operating segment and Adumo Payouts was allocated to the Consumer operating segment);

• The Adumo ISV business, known as GAAP, has operations in South Africa, Botswana and Kenya, and clients in a number of other countries, and is the leading provider of integrated point-of-sales software and hardware to the hospitality industry in Southern Africa, serving clients such as KFC, McDonald's, Pizza Hut, Nando's and Krispy Kreme (Adumo ISV was allocated to Merchant operating segment); and

• The Adumo Ventures business offers online commerce solutions (Adumo Online), cloud-based, multi-channel point-of-sales solutions (Humble) and an aggregated payment and credit platform for in-store and online commerce (SwitchPay) to SME merchants and corporate clients in South Africa and Namibia (Adumo Venture was allocated to the Merchant operating segment).

The total purchase consideration was ZAR 1.67 billion ($96.2 million) and comprised the issuance of 17,279,803 shares of the Company's common stock ("Consideration Shares") with a value of $82.8 million (17,279,803 multiplied by $4.79 per share) and cash of $13.4 million. The purchase consideration was settled through the combination of the Consideration Shares and a ZAR 232.2 million ($13.4 million, translated at the prevailing rate of $1: ZAR 17.3354 as of October 1, 2024) payment in cash. The Company's closing price on the Johannesburg Stock Exchange on October 1, 2024, was ZAR 83.05 ($4.79 using the October 1, 2024, $1: ZAR exchange rate). Certain indirect shareholders of the sellers were investors in Adumo and the Company. These shareholders ultimately received an aggregate of 1,989,162 shares of the Company's common stock at a price of $4.79 which was included in redeemable common stock (refer to Note 14).

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3.   **ACQUISITIONS (continued)**

2025 Acquisitions (continued)

October 2024 acquisition of Adumo (continued)

The closing of the transaction was subject to customary closing conditions which we fulfilled prior to closing. The Company agreed to file a resale registration statement with the United States Securities and Exchange Commission ("SEC") covering the resale of the Consideration Shares by the Sellers. The resale registration statement was declared effective by the SEC on December 6, 2024.

The Company incurred transaction-related expenditures of $1.6 million and $2.3 million during the years ended June 30, 2025 and 2024, respectively, related to the acquisition of Adumo. The Company's accruals presented in Note 13 of as June 30, 2025, includes an accrual of transaction related expenditures of $ 0.1 million and the Company does not expect to incur any further significant transaction costs during the 2026 fiscal year.

March 2025 acquisition of Recharger

On November 19, 2024, the Company, through Lesaka SA, entered into a Sale of Shares Agreement (the "Recharger Purchase Agreement") with Imtiaz Dhooma (Recharger's former chief executive officer) and Ninety Nine Proprietary Limited ("the Seller"). Pursuant to the Recharger Purchase Agreement and subject to its terms and conditions, Lesaka, through its subsidiary, Lesaka SA, agreed to acquire, and the Seller agreed to sell, all of the outstanding equity interests in Recharger Proprietary Limited ("Recharger"). The transaction closed on March 3, 2025.

At the same time, Recharger also entered into independent contractor agreement with Recharger's former chief executive officer which has a term of 12 months and required him, among other things, to support operational activities of the Recharger business, in consultation with Company representatives, facilitate the handover process and assist Recharger in transitioning ownership to Lesaka SA, avail himself for important customer and vendor meetings, attend scheduled weekly management committee meetings regarding operational and business activities of the Recharger business, and providing support on an ad-hoc basis to Company representatives with regard to operational matters and in facilitating the hand over, as and when reasonably required.

This acquisition has been reported as part of the Company's Enterprise operating segment and demonstrates positive advancement of the Company's strategy in its Enterprise operating segment. The Company expects the acquisition to act as an entry point for it into the South African private utilities space while augmenting Enterprise's alternative payment offering.

The transaction consideration per the Recharger Purchase Agreement was ZAR 503.4 million ($27.0 million) and comprised ZAR 328.4 million ($17.6 million) in cash and ZAR 175.0 million ($9.4 million) in shares of the Company's common stock, to be settled in two tranches. The share price applied to determine the number of shares of common stock to be issued for the equity consideration is based on the volume-weighted average price of the Company's common shares for the three-month period prior to the disbursal of each tranche. Lesaka SA extended a ZAR 43.1 million ($2.3 million) loan to Recharger at closing which was exclusively used to repay an existing loan due by Recharger to the Seller.

The first tranche, comprising ZAR 153.4 million ($8.2 million) in cash and 1,092,361 shares of the Company's common stock with a value of ZAR 98.3 million ($5.3 million), was settled at closing. The value of the shares of common stock were calculated using the shares issued multiplied by the Company's closing price on the Johannesburg Stock Exchange on March 3, 2025, of ZAR 90.00, and translated to U.S. dollars at the exchange rate of $1: ZAR 18.63. Lesaka SA delivered the 1,092,361 shares of the Company's common stock from a pool of shares it purchased in October 2024, and the Company recognized a gain in additional paid-in-capital of $0.4 million related to the difference between in the value on March 3, 2025, and the price paid per share in October 2024.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3.   ACQUISITIONS (continued)

2025 Acquisitions (continued)

March 2025 acquisition of Recharger (continued)

The total purchase consideration was ZAR 294.8 million ($15.8 million) and comprised the issuance of the 1,092,361 shares of the Company's common stock with a value of ZAR 98.3 million ($5.3 million), the settlement of the pre-existing relationship shareholder loan of ZAR 43.1 million ($2.3 million) and cash of ZAR 153.4 million ($8.2) million.

The second and final tranche is due on March 3, 2026, and comprises a contractual cash payment of ZAR 175.0 million ($9.4 million) and the delivery of shares of Lesaka's common stock with a contractual value of ZAR 75.0 million ($4.0 million). Pursuant to the Recharger Purchase Agreement, payment of the second tranche in March 2026 was contingent on Recharger's former chief executive officer's ongoing service under the independent contractor agreement until June 30, 2025. The second tranche would not be paid if he failed to provide the requisite service, except if failure to provide future services is due to expiry of the contract, mutual agreement or death of the former chief executive officer. The former chief executive officer was also a director of the Seller, and signed the Recharger Purchaser Agreement on behalf of himself, Recharger and the Seller. He also signed an independent contractor agreement under which he is required to provide post-combination service to Recharger until March 2026 (but the vesting of the shares is only for services to June 30, 2025). The Company has determined that as the payment of the second tranche is contingent on these post-combination services, the value of the second tranche is not treated as purchase consideration and rather, under GAAP, represents compensation for post-combination services. In late May 2025, an addendum was signed to reduce the post-combination period from twelve months to four months (i.e. from March 2025 to June 2025).

The post-combination services for the year ended June 30, 2025, of $ 13.6 million was calculated as the sum of the future cash payment and the value of future shares to be provided. The value of the future shares to be provided was calculated using the contractual value of ZAR 75.0 million divided by the volume-weighted average price of the Company's common shares for the three-month period prior to June 30, 2025, and at the applicable exchange rate. The post-combination compensation charge is included in the caption transaction costs related to Adumo, Recharger and Bank Zero acquisitions and certain compensation costs included on the consolidated statement of operations.

The Company records stock-based compensation charges that are cash-settled awards in other payables. The liability for the future payments is included in the caption Other payables in the consolidated balance sheet as of June 30, 2025, refer to Note 13. There is no unrecognized compensation costs related to the post-combination compensation charge as of June 30, 2025.

The Company incurred transaction-related expenditures of $ 0.4 million during the year ended June 30, 2025, related to the acquisition of Recharger. The Company's accruals presented in Note 13 of as June 30, 2025, includes an accrual of transaction related expenditures of $ 0.1 million and the Company does not expect to incur any further significant transaction costs during the 2026 fiscal year.

Other acquisitions

Effective November 1, 2024, the Company, through its wholly owned subsidiary Adumo Technologies Proprietary Limited ("Adumo AT"), acquired the remaining shares (representing 50% of the issued and outstanding shares) it did not own in Innervation Value Added Services Namibia Pty Ltd ("IVAS Nam") for $0.4 million (ZAR 6.0 million, translated at November 1, 2024 exchange rates). IVAS Nam was accounted for using the equity method prior to the acquisition of a controlling interest in the company. Adumo paid ZAR 2.0 million of the purchase price prior to the acquisition of Adumo by the Company and the balance of ZAR 4.0 million will be paid in two equal tranches, one in March 2025 and the other in September 2025. The Company did not incur any significant transaction costs related to this acquisition.

The Company, through Lesaka SA, acquired 100% of Genisus Risk Proprietary Limited ("Genisus Risk") for a cash consideration of ZAR 2.0 million ($0.1 million). The Company did not incur any significant transaction costs related to this acquisition.

The Company, through its wholly owned subsidiary Cash Connect Management Solutions Proprietary Limited ("CCMS"), acquired 100% of Master Fuel Proprietary Limited ("Master Fuel) for a cash consideration of ZAR 2.0 million ($0.1 million). The Company did not incur any significant transaction costs related to this acquisition.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3.   ACQUISITIONS (continued)

2026 Proposed acquisitions of Bank Zero

On June 26, 2025, Lesaka SA entered into a Transaction Implementation Agreement (the "Transaction Implementation Agreement") with Zero Research Proprietary Limited ("Zero Research"), Bank Zero Mutual Bank ("Bank Zero"), and other parties identified in Annexure A to the Transaction Implementation Agreement (being all of the shareholders of Bank Zero save for Zero Research and Naught Holdings Ltd, the "Bank Zero Sellers"), the parties listed in Annexure B to the Transaction Implementation Agreement (being all of the shareholders of Zero Research save for Naught Holdings Ltd, the "Zero Research Sellers") and Naught Holdings Ltd. All amounts below translated at the closing rate of $1: ZAR 17.76 as of June 30, 2025.

The purchase consideration payable by Lesaka SA in exchange for the relevant shares in Bank Zero and the subscription consideration payable by Lesaka SA in exchange the subscription shares will be settled through a combination of delivery of Lesaka shares of common stock and up to ZAR 91.0 million ($5.1 million) in cash. Zero Research will apply the cash and Lesaka shares received by it to settle the repurchase consideration due to the Zero Research Sellers. Following implementation of each of these steps, and subject to the below adjustment, the Bank Zero Sellers, Zero Research Sellers and Naught Holdings Ltd will own approximately 12% of Lesaka's fully diluted shares at the time of completion of the proposed transaction. The Transaction Implementation Agreement allows a mechanism (in certain circumstances) pursuant to which the Bank Zero Sellers and the Zero Research Sellers may acquire fewer shares in Lesaka and a larger cash consideration.

The Transaction Implementation Agreement includes customary interim period undertakings which required each of Zero Research and Bank Zero, among other things (i) to conduct their business in the ordinary course during the period between the execution of the Transaction Implementation Agreement and the closing of the transaction contemplated thereby, and (ii) not to engage in certain kinds of transactions during such period. The Transaction Implementation Agreement is subject to the fulfilment of certain conditions precedent. The Transaction Implementation Agreement will lapse if all of the conditions precedent are not met or not waived by August 6, 2026 (or such later date as may be agreed).

Bank Zero and Lesaka SA have agreed to implement a long-term incentive arrangement following implementation of the transaction, under which an agreed portion of a number of shares of Lesaka's shares of common stock calculated will be granted by (i) dividing ZAR 70.0 million ($3.9 million) by an agreed value (as defined in the Transaction Implementation Agreement) (the "Retention LTIP Shares") and (ii) dividing ZAR 30.0 million ($1.7 million) by such agreed value (the "Performance LTIP Shares"). The Retention LTIP Shares will be subject to time and certain performance-based vesting conditions. The terms of the long-term incentive plan are required to be considered, and if necessary approved, by Lesaka's remuneration committee.

The Company incurred transaction-related expenditures of $ 0.6 million during the year ended June 30, 2025, related to the proposed acquisition of Bank Zero. The Company's accruals presented in Note 13 of as June 30, 2025, includes an accrual of transaction related expenditures of $ 0.6 million and the Company expects to incur further transaction costs of $ 0.4 million during the 2026 fiscal year.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3.   ACQUISITIONS (continued)

2025 Acquisitions (continued)

The purchase price allocation for all acquisitions have been finalized as of June 30, 2025, except for Recharger. The purchase price allocation of acquisitions during the year ended June 30, 2025, translated at the foreign exchange rates applicable on the date of acquisition, is provided in the table below:

Acquisitions during fiscal 2025				
	Adumo	**Recharger**	**Other**	**Total**
	Final	**Preliminary**	**Final**	
Cash and cash equivalents	$ 9,227	$ 1,720	$ 268	$ 11,215
Accounts receivable	6,799	17	728	7,544
Inventory	5,122	194	3	5,319
Property, plant and equipment	9,170	39	28	9,237
Operating lease right of use asset	1,025	401	-	1,426
Equity-accounted investment	477	-	-	477
Goodwill	71,992	3,614	508	76,114
Intangible assets	28,806	16,171	69	45,046
Deferred income taxes assets	1,061	81	55	1,197
Other long-term assets	2,809	-	-	2,809
Current portion of long-term borrowings	(1,178)	-	-	(1,178)
Accounts payable	(3,266)	(149)	(440)	(3,855)
Other payables	(28,116)	(1,439)	(252)	(29,807)
Operating lease liability - current	(948)	(185)	-	(1,133)
Income taxes payable	(150)	(4)	(42)	(196)
Deferred income taxes liabilities	(7,107)	(4,366)	(19)	(11,492)
Operating lease liability - long-term	(326)	(269)	-	(595)
Long-term borrowings	(7,308)	-	-	(7,308)
Other long-term liabilities	(140)	-	-	(140)
Settlement assets	8,603	-	-	8,603
Settlement liabilities	(8,530)	-	-	(8,530)
Fair value of assets and liabilities on acquisition	$ 88,022	$ 15,825	$ 906	$ 104,753

The fair value of the non-controlling interests recorded was $7.6 million. The fair value of the non-controlling interest was determined as the non-controlling interests respective portion of the equity value of the entity acquired by the Company, and which was adjusted for a 20% minority discount.

The preliminary allocation of the Recharger purchase price is based upon preliminary estimates which used information that was available to management at the time the consolidated financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to refine certain inputs to the calculation of acquired intangible assets.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3.   **ACQUISITIONS (continued)**

2025 Acquisitions (continued)

Transaction costs and certain compensation costs

The Company did not incur any transaction costs related to the Adumo, Recharger and the Bank Zero acquisitions during the year ended June 30, 2023, and did not incur any transaction costs related to the Bank Zero acquisitions during the year ended June 30, 2024. The table below presents transaction costs incurred related to the acquisition of Adumo and Recharger, and the proposed acquisition of Bank Zero, as well as certain post-combination compensation costs expensed during the years ended June 30, 2025 and 2024:

	Year ended June 30,	
	2025	**2024**
Adumo transaction costs	$ 1,564	$ 2,293
Recharger transaction costs[1]	410	32
Recharger post-combination services expensed	13,586	-
Bank Zero transaction costs	599	-
Total	$ 16,159	$ 2,325

(1) Recharger transactions costs for the year ended June 30, 2024, of $0.03 million have been allocated from Selling, general and administration to Transaction costs related to Adumo and Recharger and certain compensation costs in the consolidated statement operations for the year ended June 30, 2024.

Pro forma results related to acquisitions

Pro forma results of operations have not been presented for the acquisition of IVAS Nam, Genisus Risk and Master Fuel because the effect of these acquisitions, individually and in aggregate, are not material to the Company. Since the closing of these acquisitions, they have contributed revenue and net income of $0.8 million and $0.1 million, respectively, for the year ended June 30, 2025.

The results of the Adumo and Recharger's operations are reflected in the Company's financial statements from October 1, 2024, and March 3, 2025, respectively. The following unaudited pro forma consolidated revenue and net income information has been prepared as if the acquisitions of Adumo and Recharger had occurred on July 1, 2023, using the applicable average foreign exchange rates for the periods presented:

	Year ended June 30,	
	2025	**2024**
Revenue	$ 673,536	$ 630,672
Net loss	$ (68,367)	$ (37,324)

The unaudited pro forma financial information presented above includes the business combination accounting and other effects from the acquisitions including (1) amortization expense related to acquired intangibles and the related deferred tax; (2) the loss of interest income, net of taxation, as a result of funding a portion of the purchase price in cash; (3) an adjustment to exclude all applicable transaction-related costs recognized in the Company's consolidated statement of operations for three and nine months ended March 31, 2025, and include the applicable transaction-related costs for the year ended June 30, 2024; an adjustment to exclude the post-combination compensation expenses related to the Recharger acquisition recognized in the Company's consolidated statement of operations for three and nine months ended March 31, 2025, and include the expense during the year ended June 30, 2024. The unaudited pro forma net income presented above does not include any cost savings or other synergies that may result from the acquisition.

The unaudited pro forma information as presented above is for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had occurred on these dates.

Since the closing of the acquisitions, Adumo and Recharger have contributed aggregate revenue of $48.6 million and net loss attributable to the Company, including intangible assets amortization related to assets acquired, net of deferred taxes and the post-combination compensation charge, of $16.4 million.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3.   **ACQUISITIONS (continued)**

2024 Acquisitions

April 2024 acquisition of Touchsides

In April 2024 the Company closed the acquisition of Touchsides Proprietary Limited ("Touchsides"). Touchsides has been allocated to our Merchant operating segment. The final purchase price allocation of the Touchsides acquisition, translated at the foreign exchange rates applicable on the date of acquisition, is provided in the table below:

	Touchsides
Cash and cash equivalents	$ 665
Accounts receivable	788
Property, plant and equipment	1,106
Operating lease right of use asset	112
Intangible assets	33
Accounts payable	(53)
Other payables	(279)
Operating lease liability – current	(63)
Deferred income taxes liabilities	(9)
Operating lease liability - long-term	(52)
Fair value of assets and liabilities on acquisition	$ 2,248

Pro forma results of operations have not been presented because the effect of the Touchsides acquisition is not material to the Company. During the year ended June 30, 2024, the Company incurred acquisition-related expenditure of $0.1 million related to this acquisition. Since the closing of the Touchsides acquisition, it contributed revenue and net loss of $0.9 million and $0.2 million, respectively, for the year ended June 30, 2024.

2023 Acquisitions

None.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

4. ACCOUNTS RECEIVABLE, net AND OTHER RECEIVABLES and FINANCE LOANS RECEIVABLE, net

Accounts receivable, net and other receivables

The Company's accounts receivable, net, and other receivables as of June 30, 2025, and June 30, 2024, are presented in the table below:

	June 30, 2025	June 30, 2024
Accounts receivable, trade, net	$ 16,433	$ 13,262
Accounts receivable, trade, gross	18,186	14,503
Allowance for credit losses, end of period	1,753	1,241
Beginning of period	1,241	509
Reversed to statement of operations	(521)	(511)
Charged to statement of operations	1,856	1,305
Write-offs	(847)	(67)
Foreign currency adjustment	24	5
Current portion of amount outstanding related to sale of interest in Carbon, net of allowance: 2025: $750, 2024: $750	-	-
Current portion of total held to maturity investments	-	-
Investment in 7.625% of Cedar Cellular Investment 1 (RF) (Pty) Ltd 8.625% notes	-	-
Other receivables	26,092	23,405
Total accounts receivable, net	$ 42,525	$ 36,667

Trade receivables include amounts due from customers which generally have a very short-term life from date of invoice or service provided to settlement. The duration is less than a year in all cases and generally less than 30 days in many instances. The short-term nature of these exposures often results in balances at month-end that are disproportionately small compared to the total invoiced amounts. The month-end outstanding balance are more volatile than the monthly invoice amounts because they are affected by operational timing issues and the fact that a balance is outstanding at month-end is not necessarily an indication of increased risk but rather a matter of operational timing.

Credit risk in respect of trade receivables are generally not significant and the Company has not developed a sophisticated model for these basic credit exposures. The Company determined to use a lifetime loss rate by expressing write-off experience as a percentage of corresponding invoice amounts (as opposed to outstanding balances). The allowance for credit losses related to these receivables has been calculated by multiplying the lifetime loss rate with recent invoice/origination amounts. Management actively monitors performance of these receivables over short periods of time. Different balances have different rules to identify an account in distress. Once balances in distress are identified, specific allowances are immediately created. Subsequent recovery from distressed accounts is not significant.

Current portion of amount outstanding related to sale of interest in Carbon represents the amount due from the purchaser related to the sale of the Company's interest in Carbon Tech Limited ("Carbon"), which was accounted for as an equity-accounted investment, of $0.25 million, net of an allowance for doubtful loans receivable of $0.25 million as of June 30, 2023, and an amount due related to the sale of the loan, with a face value of $3.0 million, which was sold in September 2022 for $0.75 million, net of an allowance for doubtful loans receivable of $0.75 million, refer to Note 9 for additional information. The Company received the outstanding $0.25 million related to the sale of the equity-accounted investment in October 2023, and has reversed the allowance for doubtful loans receivable of $0.25 million during the year ended June 30, 2024. The Company has not yet received the outstanding $0.75 million related to the sale of the $3.0 million loan, and continues to engage with the purchaser to recover the outstanding balance.

Investment in 7.625% of Cedar Cellular Investment 1 (RF) (Pty) Ltd 8.625% notes represents the investment in a note which was due to mature in August 2022 and forms part of Cell C's capital structure. The carrying value as of each of June 30, 2025 and 2024, respectively was $0 (zero). No interest income from the Cedar Cellular note was recorded during the years ended June 30, 2025, 2024 and 2023, respectively. Interest, if any, on this investment will only be paid, at Cedar Cellular's election, on its maturity which is in the process of being extended beyond its original date of August 2022.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

4.   ACCOUNTS RECEIVABLE, net AND OTHER RECEIVABLES and FINANCE LOANS RECEIVABLE, net (continued)

Accounts receivable, net and other receivables (continued)

The Company does not expect to recover the amortized cost basis of the Cedar Cellular notes due to its assessment that the equity in Cell C currently has no value which would result in there being no future cash flows to be collected from the debt security on maturity. The Company could not calculate an effective interest rate on the Cedar Cellular note because the carrying value was zero ($0.0 million) as of June 30, 2025 and 2024. The Company therefore could not calculate the present value of the expected cash flows to be collected from the debt security by discounting these cash flows at the interest rate implicit in the security upon acquisition (at a rate of 24.82%) because there are no future cash flows to discount.

Other receivables include prepayments, deposits, income taxes receivable and other receivables.

Contractual maturities of held to maturity investments

Summarized below is the contractual maturity of the Company's held to maturity investment as of June 30, 2025:

	Cost basis	Estimated fair value[1]
Due in one year or less [2]	$ -	$ -
Due in one year through five years	-	-
Due in five years through ten years	-	-
Due after ten years	-	-
Total	$ -	$ -

(1) The estimated fair value of the Cedar Cellular note has been calculated utilizing the Company's portion of the assets held by Cedar Cellular, namely, Cedar Cellular's investment in Cell C.
(2) The cost basis is zero ($0.0 million).

Finance loans receivable, net

The Company's finance loans receivable, net, as of June 30, 2025, and June 30, 2024, is presented in the table below:

	June 30, 2025	June 30, 2024
Microlending finance loans receivable, net	$ 52,492	$ 28,184
Microlending finance loans receivable, gross	56,140	30,131
Allowance for credit losses - finance loans receivable, end of period	3,648	1,947
Beginning of period	1,947	1,432
Reversed to statement of operations	(161)	(210)
Charged to statement of operations	4,301	2,454
Write-offs	(2,499)	(1,795)
Foreign currency adjustment	60	66
Merchant finance loans receivable, net	21,618	15,874
Merchant finance loans receivable, gross	23,214	18,571
Allowance for credit losses - finance loans receivable, end of period	1,596	2,697
Beginning of period	2,697	2,150
Reversed to statement of operations	(22)	(359)
Charged to statement of operations	2,576	2,479
Write-offs	(3,709)	(1,672)
Foreign currency adjustment	54	99
Total finance loans receivable, net	$ 74,110	$ 44,058

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

4.   ACCOUNTS RECEIVABLE, net AND OTHER RECEIVABLES and FINANCE LOANS RECEIVABLE, net (continued)

Finance loans receivable, net (continued)

Total finance loans receivable, net, comprises microlending finance loans receivable related to the Company's microlending operations in South Africa as well as its merchant finance loans receivable related to Connect's lending activities in South Africa. Certain merchant finance loans receivable with an aggregate balance of $20.7 million as of June 30, 2025 have been pledged as security for the Company's revolving credit facility (refer to Note 12).

Allowance for credit losses

Microlending finance loans receivable

Microlending finance loans receivable is related to the Company's microlending operations in South Africa whereby it provides unsecured short-term loans to qualifying customers. Loans to customers have a tenor of up to nine months, with the majority of loans originated having a tenor of six months. The Company analyses this lending book as a single portfolio because the loans within the portfolio have similar characteristics and management uses similar processes to monitor and assess the credit risk of the lending book. Refer to Note 6 related to the Company risk management process related to these receivables.

The Company has operated this lending book for more than five years and uses historical default experience over the lifetime of loans in order to calculate a lifetime loss rate for the lending book. The allowance for credit losses related to these microlending finance loans receivables is calculated by multiplying the lifetime loss rate with the month end outstanding lending book. The lifetime loss rate as of each of June 30, 2025 and 2024, was 6.50%. The performing component (that is, outstanding loan payments not in arrears) of the book exceeds more than 98% of outstanding lending book as of June 30, 2025.

Merchant finance loans receivable

Merchant finance loans receivable is related to the Company's Merchant lending activities in South Africa whereby it provides unsecured short-term loans to qualifying customers. Loans to customers have a tenor of up to twelve months, with the majority of loans originated having a tenor of approximately eight months. The Company analyses this lending book as a single portfolio because the loans within the portfolio have similar characteristics and management uses similar processes to monitor and assess the credit risk of the lending book. Refer to Note 6 related to the Company risk management process related to these receivables.

The Company has commenced lending to merchant customers approximately four years ago and uses historical default experience over the lifetime of loans generated thus far in order to calculate a lifetime loss rate for the lending book. The allowance for credit losses related to these merchant finance loans receivables is calculated by adding together actual receivables in default plus multiplying the lifetime loss rate with the month-end outstanding lending book. The lifetime loss rate as of June 30, 2025 and 2024, was approximately 1.14% and 1.18%, respectively. The performing component (that is, outstanding loan payments not in arrears), under-performing component (that is, outstanding loan payments that are in arrears) and non-performing component (that is, outstanding loans for which payments appeared to have ceased) of the book represents approximately 95%, 4% and 1%, respectively, of the outstanding lending book as of June 30, 2025.

5.   INVENTORY

The Company's inventory comprised the following categories as of June 30, 2025, and 2024.

	June 30, 2025		June 30, 2024
Raw materials	$	2,963	$	2,791
Work in progress		293		71
Finished goods		20,295		15,364
	$	23,551	$	18,226

Finished goods as of June 30, 2024, includes $1.8 million of Cell C airtime inventory that was previously classified as finished goods subject to sale restrictions. The Company sold all of this inventory during the first two months of the year ended June 30, 2025.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments

Initial recognition and measurement

Financial instruments are recognized when the Company becomes a party to the transaction. Initial measurements are at cost, which includes transaction costs.

Risk management

The Company manages its exposure to currency exchange, translation, interest rate, credit, microlending credit and equity price and liquidity risks as discussed below.

Currency exchange risk

The Company is subject to currency exchange risk because it purchases components for its vaults, that the Company assembles, and inventories that it is required to settle in other currencies, primarily the euro, renminbi, and U.S. dollar. The Company has used forward contracts in order to limit its exposure in these transactions to fluctuations in exchange rates between the South African rand ("ZAR"), on the one hand, and the U.S. dollar and the euro, on the other hand.

Translation risk

Translation risk relates to the risk that the Company's results of operations will vary significantly as the U.S. dollar is its reporting currency, but it earns a significant amount of its revenues and incurs a significant amount of its expenses in ZAR. The U.S. dollar to the ZAR exchange rate has fluctuated significantly over the past three years. As exchange rates are outside the Company's control, there can be no assurance that future fluctuations will not adversely affect the Company's results of operations and financial condition.

Interest rate risk

As a result of its normal borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through regular financing activities. Interest rates in South Africa have been trending downwards in recent quarters and as of the date of this Annual Report, are expected to decline by a further 25 basis points in the first quarter of calendar 2026 and stabilize at that level for the remainder of that year. Therefore, ignoring the impact of changes to the margin on its borrowings (refer to Note 12) and value of borrowings outstanding, the Company expects its cost of borrowing to decline moderately in the foreseeable future, however, the Company would expect a higher cost of borrowing if interest rates were to increase in the future. The Company periodically evaluates the cost and effectiveness of interest rate hedging strategies to manage this risk. The Company generally maintains surplus cash in cash equivalents and held to maturity investments and has occasionally invested in marketable securities.

Credit risk

Credit risk relates to the risk of loss that the Company would incur as a result of non-performance by counterparties. The Company maintains credit risk policies in respect of its counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as the Company's management deems appropriate. With respect to credit risk on certain financial instruments, the Company maintains a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of "B" (or its equivalent) or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

Consumer microlending credit risk

The Company is exposed to credit risk in its Consumer microlending activities, which provides unsecured short-term loans to qualifying customers. Credit bureau checks as well as an affordability test are conducted as part of the origination process, both of which are in line with local regulations. The Company considers this policy to be appropriate because the affordability test it performs takes into account a variety of factors such as other debts and total expenditures on normal household and lifestyle expenses. Additional allowances may be required should the ability of its customers to make payments when due deteriorate in the future. Judgment is required to assess the ultimate recoverability of these finance loan receivables, including ongoing evaluation of the creditworthiness of each customer.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6.   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Risk management (continued)

Merchant lending

The Company maintains an allowance for doubtful finance loans receivable related to its Merchant services segment with respect to short-term loans to qualifying merchant customers. The Company's risk management procedures include adhering to its proprietary lending criteria which uses an online-system loan application process, obtaining necessary customer transaction-history data and credit bureau checks. The Company considers these procedures to be appropriate because it takes into account a variety of factors such as the customer's credit capacity and customer-specific risk factors when originating a loan.

Equity price and liquidity risk

Equity price risk relates to the risk of loss that the Company would incur as a result of the volatility in the exchange-traded price of equity securities that it holds. The market price of these securities may fluctuate for a variety of reasons and, consequently, the amount that the Company may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Equity liquidity risk relates to the risk of loss that the Company would incur as a result of the lack of liquidity on the exchange on which those securities are listed. The Company may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange-traded price, or at all.

Financial instruments

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's own credit risk.

Fair value measurements and inputs are categorized into a fair value hierarchy which prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:
- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following section describes the valuation methodologies the Company uses to measure its significant financial assets and liabilities at fair value.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6.   **FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

    Financial instruments (continued)

    Asset measured at fair value using significant observable inputs – investment in MobiKwik

    The Company's disposed of its entire holding, comprising 6,215,620 equity shares, in MobiKwik in late June 2025. MobiKwik listed on the National Stock Exchange of India ("NSE") on December 18, 2024. Up until its listing MobiKwik did not have a readily determinable fair value and the Company elected to measure its investment in MobiKwik at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer ("cost plus or minus changes in observable prices equity securities"). From the date of MobiKwik's listing, the Company used MobiKwik's closing price reported on the NSE on the last trading day related to last day of each of the Company's external reporting periods through March 31, 2025 to determine the fair value of the equity securities owned by the Company. Refer to Note 9 for additional information.

    Asset measured at fair value using significant unobservable inputs – investment in Cell C

    The Company's Level 3 asset represents an investment of 75,000,000 class "A" shares in Cell C, a significant mobile telecoms provider in South Africa. The Company used a discounted cash flow model developed by the Company to determine the fair value of its investment in Cell C as of June 30, 2025 and June 30, 2024, respectively, and valued Cell C at $0.0 (zero) and $0.0 (zero) as of June 30, 2025, and June 30, 2024, respectively. The Company incorporates the payments under Cell C's lease liabilities into the cash flow forecasts and assumes that Cell C's deferred tax assets would be utilized over the forecast period. The Company has assumed a marketability discount of 15% (2024: 20%) and a minority discount of 17% (2024: 24%). The Company utilized the latest business plan provided by Cell C management for the period ended May 31, 2030, for the June 30, 2025, valuation and the business plan approved by Cell C management for the period ended December 31, 2027, for the June 30, 2024, valuation. Adjustments have been made to the WACC rate to reflect the Company's assessment of risk to Cell C achieving its business plan.

    The following key valuation inputs were used as of June 30, 2025 and 2024:

Weighted Average Cost of Capital ("WACC"):	24% as of June 30, 2025 and between 21% and 23% as of June 30, 2024
Long-term growth rate:	4.5% (4.5% as of June 30, 2024)
Marketability discount:	15% (20% as of June 30, 2024)
Minority discount:	17% (24% as of June 30, 2024)
Net adjusted external debt - June 30, 2025:[1]	ZAR 8.3 billion ($0.5 billion), no lease liabilities included
Net adjusted external debt - June 30, 2024:[2]	ZAR 8 billion ($0.4 billion), no lease liabilities included

    (1) translated from ZAR to U.S. dollars at exchange rates applicable as of June 30, 2025.
    (2) translated from ZAR to U.S. dollars at exchange rates applicable as of June 30, 2024.

    The fair value of Cell C as of June 30, 2025, utilizing the discounted cash flow valuation model developed by the Company is sensitive to the following inputs: (i) the ability of Cell C to achieve the forecasts in their business case; (ii) the WACC rate used; and (iii) the minority and marketability discount used. Utilization of different inputs, or changes to these inputs, may result in a significantly higher or lower fair value measurement.

    The following table presents the impact on the carrying value of the Company's Cell C investment of a 1.0% decrease and 1.0% increase in the WACC rate and the EBITDA margins used in the Cell C valuation on June 30, 2025, all amounts translated at exchange rates applicable as of June 30, 2025:

Sensitivity for fair value of Cell C investment	1.0% increase	1.0% decrease
WACC rate	$ (669)	$ 1,095
EBITDA margin	$ 1,780	$ (1,444)

    The aggregate fair value of Cell C's shares as of June 30, 2025, represented 0.0% of the Company's total assets, including these shares. The Company expects that there will be short-term equity price volatility with respect to these shares given that Cell C remains in a turnaround process

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6.   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Financial instruments (continued)

Derivative transactions - Foreign exchange contracts

As part of the Company's risk management strategy, the Company enters into derivative transactions to mitigate exposures to foreign currencies using foreign exchange contracts. These foreign exchange contracts are over-the-counter derivative transactions. Substantially all of the Company's derivative exposures are with counterparties that have long-term credit ratings of "B" (or equivalent) or better. The Company uses quoted prices in active markets for similar assets and liabilities to determine fair value (Level 2). The Company has no derivatives that require fair value measurement under Level 1, Level 2 or Level 3 of the fair value hierarchy.

The Company had no outstanding foreign exchange contracts as of June 30, 2025 and June 30, 2024, respectively.

The following table presents the Company's assets measured at fair value on a recurring basis as of June 30, 2025, according to the fair value hierarchy:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investment in Cell C	$ -	$ -	$ -	$ -
Related to insurance business:				
Cash, cash equivalents and restricted cash (included in other long-term assets)	125	-	-	125
Fixed maturity investments (included in cash and cash equivalents)	4,739	-	-	4,739
Total assets at fair value	$ 4,864	$ -	$ -	$ 4,864

The following table presents the Company's assets measured at fair value on a recurring basis as of June 30, 2024, according to the fair value hierarchy:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investment in Cell C	$ -	$ -	$ -	$ -
Related to insurance business				
Cash and cash equivalents (included in other long-term assets)	216	-	-	216
Fixed maturity investments (included in cash and cash equivalents)	4,635	-	-	4,635
Total assets at fair value	$ 4,851	$ -	$ -	$ 4,851

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6. **FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

    Financial instruments (continued)

    There have been no transfers in or out of Level 3 during the years ended June 30, 2025 and 2024, respectively.

    There was no movement in the carrying value of assets measured at fair value on a recurring basis, and categorized within Level 3, during the years ended June 30, 2025 and 2024. Summarized below is the movement in the carrying value of assets measured at fair value on a recurring basis, and categorized within Level 3, during the year ended June 30, 2025:

	Carrying value
Assets	
Balance as of June 30, 2024	$ -
Foreign currency adjustment[1]	-
Balance as of June 30, 2025	$ -

(1) The foreign currency adjustment represents the effects of the fluctuations of the South African rand against the U.S. dollar on the carrying value.

Summarized below is the movement in the carrying value of assets and liabilities measured at fair value on a recurring basis, and categorized within Level 3, during the year ended June 30, 2024:

	Carrying value
Assets	
Balance as at June 30, 2023	$ -
Foreign currency adjustment[1]	-
Balance as of June 30, 2024	$ -

(1) The foreign currency adjustment represents the effects of the fluctuations of the South African rand against the U.S. dollar on the carrying value.

    Trade, finance loans and other receivables

    Trade, finance loans and other receivables originated by the Company are stated at cost less allowance for credit losses. The fair value of trade, finance loans and other receivables approximates their carrying value due to their short-term nature.

    Trade and other payables

    The fair values of trade and other payables approximates their carrying amounts, due to their short-term nature.

    Assets and liabilities measured at fair value on a nonrecurring basis

    The Company measures equity investments without readily determinable fair values at fair value on a nonrecurring basis. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections. An impairment charge is recorded when the cost of the asset exceeds its fair value and the excess is determined to be other-than-temporary. Refer to Note 9 for impairment charges recorded during the reporting periods presented herein. The Company has no liabilities that are measured at fair value on a nonrecurring basis.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT, net

Summarized below is the cost, accumulated depreciation and carrying amount of property, plant and equipment as of June 30, 2025 and 2024:

	June 30, 2025	June 30, 2024
Cost		
Vaults	$ 33,276	$ 24,641
Computer equipment	45,597	44,538
Furniture and office equipment	9,723	9,365
Motor vehicles	4,873	3,088
Plant and machinery	91	66
	93,560	81,698
Accumulated depreciation:		
Vaults	11,911	8,838
Computer equipment	27,708	32,871
Furniture and office equipment	7,225	6,854
Motor vehicles	1,747	1,165
Plant and machinery	45	34
	48,636	49,762
Carrying amount:		
Vaults	21,365	15,803
Computer equipment	17,889	11,667
Furniture and office equipment	2,498	2,511
Motor vehicles	3,126	1,923
Plant and machinery	46	32
	$ 44,924	$ 31,936

8. LEASES

The Company has entered into leasing arrangements classified as operating leases under accounting guidance. These leasing arrangements relate primarily to the lease of its corporate head office, administration offices, a manufacturing facility, and branch locations through which the Company operates its financial services business in South Africa. The Company's operating leases have a remaining lease term of between one year to five years. The Company also operates parts of its financial services business from locations which it leases for a period of less than one year.

The Company's operating lease expense during the years ended June 30, 2025, 2024 and 2023, was $4.8 million, $3.2 million, and $2.9 million, respectively. The Company does not have any significant leases that have not commenced as of June 30, 2025.

The Company has entered into short-term leasing arrangements, primarily for the lease of branch locations and other locations to operate its financial services business in South Africa. The Company's short-term lease expense during the years ended June 30, 2025, 2024 and 2023, was $4.7 million, $3.6 million and $4.2 million, respectively.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

8. LEASES (continued)

The following table presents supplemental balance sheet disclosure related to our right-of-use assets and our operating leases liabilities as of June 30, 2025 and 2024:

	June 30, 2025	June 30, 2024
Right-of-use assets obtained in exchange for lease obligations		
Weighted average remaining lease term (years)	2.84	3.07
Weighted average discount rate	9.8 %	10.5 %
Maturities of operating lease liabilities		
2026	$ 4,852	
2027	3,344	
2028	2,116	
2029	944	
2030	404	
Thereafter	-	
Total undiscounted operating lease liabilities	11,660	
Less imputed interest	1,524	
Total operating lease liabilities, included in	10,136	
Operating lease liability - current	4,007	
Operating lease liability - long-term	$ 6,129	

9. EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS

Equity-accounted investments

The Company's ownership percentage in its equity-accounted investments as of June 30, 2025 and 2024, was as follows:

	June 30, 2025		June 30, 2024	
Sandulela Technology Proprietary Limited ("Sandulela")	49	%	49	%
SmartSwitch Namibia (Pty) Ltd ("SmartSwitch Namibia")	50	%	50	%

Finbond

In December 2023, the Company sold its entire remaining equity interest in Finbond which comprised of 220,523,358 shares, and which represented approximately 27.8% of Finbond's issued and outstanding ordinary shares immediately prior to the sale. Lesaka SA had pledged, among other things, its entire equity interest in Finbond as security for its previous South African facilities described in Note 12.

Sale of Finbond shares during the years ended June 30, 2024 and 2023

On August 10, 2023, the Company, through its wholly owned subsidiary Net1 Finance Holdings (Pty) Ltd, entered into an agreement with Finbond to sell its remaining shareholding to Finbond for a cash consideration of ZAR 64.2 million ($3.5 million), or ZAR 0.2911 per share. The transaction closed in December 2023. The Company did not record a gain or loss on the disposal because the sale proceeds were equivalent to the net carrying value, including accumulated reserves, of the investment in Finbond as of the disposal date. The cash proceeds received of ZAR 64.2 million ($3.5 million) were used to repay capitalized interest under our borrowing facilities, refer to Note 12.

The Company sold 25,456,545 shares in Finbond for cash during the year ended June 30, 2023, and recorded a loss of $0.4 million in the caption loss on equity-accounted investment in the Company's consolidated statement of operations for the years ended June 30, 2023.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9.   **EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)**

Equity-accounted investments (continued)

Finbond (continued)

Sale of Finbond shares during the years ended June 30, 2024 and 2023 (continued)

The following table presents the calculation of the loss on disposal of Finbond shares during the years ended June 30, 2024 and 2023:

	Year ended June 30,	
	2024	**2023**
Loss on disposal of Finbond shares:		
Consideration received in cash	$ 3,508	$ 265
Less: carrying value of Finbond shares sold	(2,112)	(363)
Less: release of foreign currency translation reserve from accumulated other comprehensive loss	(1,543)	(252)
Add: release of stock-based compensation charge related to equity-accounted investment	147	9
Loss on sale of Finbond shares	$ -	$ (341)

Finbond impairments recorded during the year ended June 30, 2024

The Company performed an impairment assessment of its holding in Finbond, including the foreign currency translation reserve and other equity account amounts, as of September 30, 2023. The Company recorded an impairment loss of $1.2 million during the quarter ended September 30, 2023, which represented the difference between the determined fair value of the Company's interest in Finbond and the Company's carrying value, including the foreign currency translation reserve (before the impairment). The Company used the price of ZAR 0.2911 referenced in the August 2023 agreement referred to above to calculate the determined fair value for Finbond.

Finbond impairments recorded during the year ended June 30, 2023

The Company considered the combination of the ongoing losses incurred and reported by Finbond and its lower share price as impairment indicators as of September 30, 2022. The Company performed an impairment assessment of its holding in Finbond as of September 30, 2022. The Company recorded an impairment loss of $1.1 million during the year ended June 30, 2023, related to the other-than-temporary decrease in Finbond's value, which represented the difference between the determined fair value of the Company's interest in Finbond and the Company's carrying value (before the impairment). During fiscal 2023, there continued to be limited trading in Finbond shares on the JSE because a small number of shareholders owned approximately 80% of its issued and outstanding shares between them. The Company calculated a fair value per share for Finbond by applying a liquidity discount of 25% to the September 30, 2022, Finbond closing price of ZAR 0.49. The Company increased the liquidity discount from 15% (used in the previous impairment assessment) to 25% (used in the September 30, 2022 assessment) as a result of the ongoing limited trading activity observed on the JSE.

Carbon

In September 2022, the Company entered into a binding term sheet to sell its entire interest, or 25%, in Carbon for $0.5 million and a loan due from Carbon, with a face value of $3 million, for $0.75 million. Both the equity interest and the loan had a carrying value of $0 (zero) at June 30, 2022. The Company received $0.25 million on closing and the outstanding balance due by Etobicoke was expected to be paid as follows: (i) $0.25 million on September 30, 2023 (the amount was received in October 2023), and (ii) the remaining amount, of $0.75 million in March 2024 (the amount has not been received as of June 30, 2024 (refer to Note 4)). The Company has allocated the $0.25 million received on closing to the sale of the equity interest and allocated the subsequent funds received first to the sale of the equity interest and then to the loans.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9.   EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)

Equity-accounted investments (continued)

Carbon (continued)

The Company believed that the fair value of the Carbon shares provided as security was $0 (zero), which was in line with the carrying value as of June 30, 2022, and created an allowance for doubtful loans receivable related to the $1.0 million previously due from Etobicoke. The Company did not incur any significant transaction costs. The Company has included the gain of $0.25 million related to the sale of the Carbon equity interest in the caption net gain on disposal of equity-accounted investments in the Company's consolidated statements of operations.

The following table presents the calculation of the gain on disposal of Carbon during the year ended June 30, 2023:

	Year ended June 30, 2023
Gain on disposal of Carbon shares:	
Consideration received in cash in September 2022	$ 250
Less: carrying value of Carbon	-
Gain on disposal of Carbon shares:[1]	$ 250

(1) The Company did not pay taxes related to the sale of Carbon because the base cost of its investment exceeds the sales consideration received. The Company does not believe that it will be able to utilize the loss generated because Net1 BV does not generate taxable income.

VantagePay Limited

The Company provided VantagePay with a working capital facility of $1.5 million. The Company created an allowance for credit losses related to loans receivable of $1.5 million during the year ended June 30, 2021, related to the full amount outstanding as of June 30, 2021. This amount was still outstanding as of June 30, 2025.

Summarized below is the movement in equity-accounted investments during the years ended June 30, 2025 and 2024, which includes the investment in equity and the investment in loans provided to equity-accounted investees:

	Finbond	Other[1]	Total
Investment in equity			
Balance as of June 30, 2023	$ 3,040	$ 131	$ 3,171
Stock-based compensation	14	-	14
Comprehensive loss:	(956)	166	(790)
Other comprehensive income	489	-	489
Equity accounted (loss) earnings	(1,445)	166	(1,279)
Share of net (loss) income	(278)	166	(112)
Impairment	(1,167)	-	(1,167)
Dividends received	-	(95)	(95)
Sale of shares in equity-accounted investment	(2,096)	-	(2,096)
Foreign currency adjustment[2]	(2)	4	2
Balance as of June 30, 2024	-	206	206
Comprehensive income:	-	114	114
Equity accounted earnings	-	114	114
Share of net income	-	114	114
Dividends received	-	(96)	(96)
Sale of shares in equity-accounted investment	-	(507)	(507)
Equity-accounted investment acquired in business combination (Note 3)	-	477	477
Foreign currency adjustment[2]	-	5	5
Balance as of June 30, 2025	$ -	$ 199	$ 199

(1) Includes Sandulela and SmartSwitch Namibia;
(2) The foreign currency adjustment represents the effects of the fluctuations of the ZAR and Namibian dollar, against the U.S. dollar on the carrying value.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. **EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)**

Other long-term assets

Summarized below is the breakdown of other long-term assets as of June 30, 2025, and June 30, 2024:

	June 30, 2025	June 30, 2024
Total equity investments	$ -	$ 76,297
Investment in MobiKwik (June 30, 2024: 10%)[1]	-	76,297
Investment in 5% of Cell C (June 30, 2024: 5%) at fair value (Note 6)	-	-
Investment in 87.50% of CPS (June 30, 2024: 87.50%) at fair value[1][2]	-	-
Policy holder assets under investment contracts (Note 11)	125	216
Reinsurance assets under insurance contracts (Note 11)	1,837	1,469
Other long-term assets	1,847	-
Total other long-term assets	$ 3,809	$ 77,982

(1) The Company determined that MobiKwik (up until December 2024) and CPS do not have readily determinable fair values and therefore elected to record these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company disposed of its entire investment in MobiKwik in late June 2025.

(2) On October 16, 2020, the High Court of South Africa, Gauteng Division, Pretoria ordered that Cash Paymaster Services (Pty) Ltd ("CPS") be placed into liquidation.

MobiKwik

The Company signed a subscription agreement with MobiKwik, which is one of India's largest independent mobile payments networks and buy now pay later businesses. Pursuant to the subscription agreement, the Company agreed to make an equity investment of up to $40.0 million in MobiKwik over a 24-month period. The Company made an initial $15.0 million investment in August 2016 and a further $10.6 million investment in June 2017, under this subscription agreement. During the year ended June 30, 2019, the Company paid $1.1 million to subscribe for additional shares in MobiKwik. The Company owned 6,215,620 equity shares in MobiKwik, which as of June 30, 2024, represented approximately 10% of MobiKwik's issued share capital.

Refer to Note 6 for additional information regarding the determination of the fair value of Company's investment in MobiKwik as of June 30, 2025. The Company disposed of its entire equity interest in MobiKwik for $16.4 million during the year ended June 30, 2025, and recorded a loss of $59.8 million. This loss comprised of (i) fair value adjustments to decrease the carrying value of its investment by $54.2 million from $76.3 million as of June 30, 2024, to $22.1 million as of March 31, 2025, and (ii) a further loss $5.6 million upon disposal in the fourth quarter of fiscal 2025. The loss is included in the caption "Change in fair value of equity securities" in the consolidated statement of operations for the year ended June 30, 2025.

The Company did not identify any observable transactions during the years ended June 30, 2024 and 2023, respectively, and therefore there was no change in the fair value of MobiKwik during these years. During the year ended June 30, 2021, MobiKwik entered into a number of separate agreements with new shareholders to raise additional capital through the issuance of additional shares. The Company used the valuation from MobiKwik's June 2021 capital raise as the basis for its fair value determination of $76.3 million as of June 30, 2024.

Cell C

On August 2, 2017, the Company, through its subsidiary, Net1SA, purchased 75,000,000 class "A" shares of Cell C for an aggregate purchase price of ZAR 2.0 billion ($151.0 million) in cash. The Company funded the transaction through a combination of cash and a borrowing facility. Net1 SA has pledged, among other things, its entire equity interest in Cell C as security for the previous South African facilities described in Note 12. On September 30, 2022, Cell C completed its recapitalization process which included the issuance of additional equity instruments by Cell C. The Company's effective percentage holding in Cell C's equity has reduced from 15% to 5% following the recapitalization. The Company's investment in Cell C is carried at fair value. Refer to Note 6 for additional information regarding changes in the fair value of Cell C.

CPS

The Company deconsolidated its investment in CPS in May 2020. As of June 30, 2025 and 2024, respectively, the Company owned 87.5% of CPS' issued share capital.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9.   **EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)**

Other long-term assets (continued)

Summarized below are the components of the Company's equity securities without readily determinable fair value and held to maturity investments as of June 30, 2025:

	Cost basis	Unrealized holding gains	Unrealized holding losses	Carrying value
Equity securities:				
Investment in CPS	$ -	$ -	$ -	$ -
Held to maturity:				
Investment in Cedar Cellular notes	-	-	-	-

Summarized below are the components of the Company's equity securities without readily determinable fair value and held to maturity investments as of June 30, 2024:

	Cost basis	Unrealized holding gains	Unrealized holding losses	Carrying value
Equity securities:				
Investment in MobiKwik	$ 26,993	$ 49,304	$ -	$ 76,297
Investment in CPS	-	-	-	-
Held to maturity:				
Investment in Cedar Cellular notes	-	-	-	-
Total	$ 26,993	$ 49,304	$ -	$ 76,297

10. **GOODWILL AND INTANGIBLE ASSETS, net**

Goodwill

Summarized below is the movement in the carrying value of goodwill for the years ended June 30, 2025, 2024 and 2023:

	Gross value	Accumulated impairment	Carrying value
Balance as of July 1, 2022	$ 175,476	$ (12,819)	$ 162,657
Impairment loss	-	(7,039)	(7,039)
Foreign currency adjustment[1]	(22,857)	982	(21,875)
Balance as of June 30, 2023	152,619	(18,876)	133,743
Foreign currency adjustment[1]	5,280	(472)	4,808
Balance as of June 30, 2024	157,899	(19,348)	138,551
Impairment loss	-	(17,041)	(17,041)
Acquisitions (Note 3)[2]	76,114	-	76,114
Foreign currency adjustment[1]	2,096	(325)	1,771
Balance as of June 30, 2025	$ 236,109	$ (36,714)	$ 199,395

(1) – The foreign currency adjustment represents the effects of the fluctuations between the South African Rand against the U.S. dollar on the carrying value.

(2) – Represents goodwill arising from the acquisition of Adumo, Recharger, IVAS Namibia and Master Fuel and translated at the foreign exchange rates applicable on the date the transactions became effective. This goodwill has been allocated to the Merchant (a portion Adumo, IVAS Namibia and Master Fuel), Consumer (a portion of Adumo) and Enterprise (Recharger) reportable operating segments.

Goodwill associated with the acquisitions represents the excess of cost over the fair value of net assets acquired. Goodwill arising from these acquisitions is not deductible for tax purposes. See Note 3 for the allocation of the purchase price to the fair value of acquired net assets.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10.   GOODWILL AND INTANGIBLE ASSETS, net (continued)

Goodwill (continued)

Impairment loss

The Company assesses the carrying value of goodwill for impairment annually, or more frequently, whenever events occur and circumstances change indicating potential impairment. The Company performs its annual impairment test as at June 30 of each year. The Company did not perform a qualitative assessment during the years ended June 30, 2025, 2024 or 2023, respectively. Except as discussed below, no goodwill has been impaired during the years ended June 30, 2025, 2024 and 2023, respectively.

In order to determine the amount of the goodwill impairments, the estimated fair value of our reporting units' business assets and liabilities were compared to the carrying value of their assets and liabilities. The Company used a discounted cash flow model in order to determine the fair value of the businesses (this is a Level-3 fair value measurement). Based on this analysis, the Company determined that the carrying value of the reporting units' business assets and liabilities exceeded their fair value at the reporting date.

In determining the fair value of the reporting units, the Company considered key judgements related to the reporting units' revenue growth rates, weighted-average cost of capital ("WACC") applicable to peer and industry comparables of the reporting units, and the forecast periods used. The Company may record an impairment loss in future if actual growth rates are lower than those included in the Company's discounted cash flow model. Furthermore, use of a higher weighted-average cost of capital may also result in an impairment loss in the future.

Year ended June 30, 2025 goodwill impairment loss

The Company recognized an impairment loss of $17.0 million as a result of its annual impairment analysis related to goodwill allocated to its Connect Cash and Adumo Technologies reporting units within its Merchant segment, its Adumo Payouts reporting unit within Consumer segment and its EasyPay reporting unit within its Enterprise segment. The impairments are included within the caption impairment loss in the consolidated statement of operations for the year ended June 30, 2025.

At June 30, 2024, the fair value of the Connect Cash reporting unit exceeded its carrying value by 11%.The impairment loss in the Connect Cash reporting unit resulted from a reassessment of the business' growth prospects in the context of its strategic market positioning, optimized capital expenditures and increase WACC over prior years.

The impairment loss in the Adumo Technologies reporting unit resulted from a reassessment of the business' growth prospects, a strategic decision to exit low return and sub-optimal merchants' contracts.

The impairment loss in the Adumo Payouts reporting unit resulted from a reassessment of the business' growth prospects of the reporting unit with lower revenue and therefore lower free cash flow generation expected compared to when performing the purchase price allocation.

Easypay was acquired in fiscal 2006. At June 30, 2024, the fair value of the EasyPay reporting unit exceeded is carrying value by 318%. The impairment loss in the EasyPay reporting unit during the year ended June 30, 2025, resulted from a reassessment of the business' growth and the expected impact on its future cash flows as a result the cash outflows expected from initiatives to modernize its existing technology platform to retain and expand its product offering and customer base.

The fair value of the ISV and Humble reporting units (both allocated to Merchant) included in the Company's acquisition of Adumo did not substantially exceed the carrying value of their respective reporting unit. The fair value of the ISV reporting unit exceeded the carrying value by 2.4% and Humble exceeded the carrying value by 1%. As of June 30, 2025, carrying value of goodwill allocated to ISV and Humble was $34.0 million and $1.5 million, respectively. All other reporting units' fair value exceeded the carrying value of the reporting unit by at least 28%.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10.   GOODWILL AND INTANGIBLE ASSETS, net (continued)

Goodwill (continued)

Impairment loss (continued)

Year ended June 30, 2025 goodwill impairment loss (continued)

The table below presents the impairment per reporting unit for the year ended June 30, 2025 and the revenue growth rates, WACC and forecast period for reporting units used in the discounted cash flow models for the June 30, 2025 and June 30, 2024, and for entities acquiring during the current fiscal year, the information used in the purchase price allocation:

Segments and reporting units with impairments	Impairment	Remaining goodwill	Range of revenue growth rates (%)	Terminal revenue growth rates (%)	WACC (%)	Forecast period (years)
Merchant	$ 9,268	$ 22,283				
Connect Cash	5,688	22,283				
Used at June 30, 2025			3.2 - 23	6.0	15.6	5
Used at June 30, 2024			10 - 13.9	5.0	14.7	5
Adumo Technologies	3,580	-				
Used at June 30, 2025			(10) - 37	(10.0)	18.5	5
Used at acquisition			6.7 - 14.9	N/A	18.9	
Consumer	2,197	6,027				
Adumo Payouts	2,197	6,027				
Used at June 30, 2025			7.5 - 40.2	6.0	18.2	5
Used at acquisition			11.8 - 26.6	N/A	18.9	4
Enterprise	5,576	3,533				
EasyPay	5,576	3,533				
Used at June 30, 2025			6 - 65.6	6.0	22.5	10
Used at June 30, 2024			(21.7) - 6.9	6.0	14.7	5
Total	$ 17,041	$ 31,843				

In the event that there is a deterioration in the Company's operating segments, or in any other of the Company's businesses, this may lead to impairments in future periods. Furthermore, the difficulties of integrating Adumo and Recharger may be increased by the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The Company also may not be able to retain key customers of an acquired business or realize cost efficiencies or synergies or other benefits that it anticipated when selecting its acquisition candidates. These factors may also lead to impairments in future periods.

Year ended June 30, 2023 goodwill impairment loss

The Company recognized an impairment loss of $7.0 million as a result of its annual impairment analysis related to goodwill allocated to its hardware/ software support business within its Enterprise operating segment. The impairment loss resulted from a reassessment of the business' growth prospects given the change in customer demand as a result of the introduction of cheaper hardware devices which incorporate software widely adopted by our customers customer-base, coupled with a challenging economic environment in South Africa. The impairment is included within the caption impairment loss in the consolidated statement of operations for the year ended June 30, 2023.

In order to determine the amount of the goodwill impairment, the estimated fair value of our hardware/ software support business assets and liabilities were compared to the carrying value of its assets and liabilities. The Company used a discounted cash flow model in order to determine the fair value of the business (this is a Level-3 fair value measurement). Based on this analysis, the Company determined that the carrying value of the business' assets and liabilities exceeded their fair value at the reporting date.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10.   GOODWILL AND INTANGIBLE ASSETS, net (continued)

Goodwill (continued)

Impairment loss (continued)

Year ended June 30, 2023 goodwill impairment loss (continued)

Goodwill has been allocated to the Company's reportable segments as follows:

	Merchant	Consumer	Enterprise	Carrying value
Balance as of July 1, 2022	$ 137,640	$ -	$ 25,017	$ 162,657
Impairment loss	-	-	(7,039)	(7,039)
Foreign currency adjustment[1]	(18,523)	-	(3,352)	(21,875)
Balance as of June 30, 2023	119,117	-	14,626	133,743
Foreign currency adjustment[1]	4,279	-	529	4,808
Balance as of June 30, 2024	123,396	-	15,155	138,551
Impairment loss	(9,268)	(2,197)	(5,576)	(17,041)
Acquisitions (Note 3)	63,808	8,423	3,883	76,114
Foreign currency adjustment[1]	1,698	(199)	272	1,771
Balance as of June 30, 2025	$ 179,634	$ 6,027	$ 13,734	$ 199,395

(1) – The foreign currency adjustment represents the effects of the fluctuations between the South African Rand, against the U.S. dollar on the carrying value.

10.   GOODWILL AND INTANGIBLE ASSETS, net

Intangible assets

Intangible assets acquired

Summarized below is the fair value of intangible assets acquired, translated at the exchange rate applicable as of the relevant acquisition dates, and the weighted-average amortization period:

	Fair value as of acquisition date	Weighted-average amortization period (in years)
Finite-lived intangible asset:		
Acquired during the year ended June 30, 2025:		
Adumo – technology assets	$ 13,998	3 - 7
Adumo – customer relationships	11,185	5 - 10
Adumo – brands	3,623	10 - 15
Recharger – technology assets	1,161	4
Recharger – customer relationships	15,010	5
Genisus Risk – technology assets	$ 69	0.1

On acquisition of these businesses, the Company recognized an aggregate deferred tax liability of approximately $12.2 million related to the acquisition of intangible assets during the year ended June 30, 2025.

Change in useful lives for certain brand and trademark intangible assets

During early calendar 2025, the Company's executive considered the unification of the Company's merchant segments operations and the realignment of the Company's brands under the master brand "Lesaka". The Company's Board of Directors approved the realignment of certain of the Company's brands to the master brand in May 2025. The Company has identified the steps and timing to realign the affected brands under the master brand and expects to have complete alignment by February 2027, with certain brands expected to be aligned by December 2025. The change in brands has resulted in a change in the useful lives of certain of the Company's brand and trademark intangible assets which has resulted in an increase in amortization expense of $2.6 million during the year ended June 30, 2025. The change in the useful lives resulted in a $1.9 million increase in the Company's net loss from continuing operations for the year ended June 30, 2025, and did not have a significant impact on loss per share. The change did not impact prior periods.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10.   GOODWILL AND INTANGIBLE ASSETS, net (continued)

Intangible assets (continued)

Impairment loss

The Company assesses the carrying value of intangible assets for impairment whenever events occur or circumstances change indicating that the carrying amount of the intangible asset may not be recoverable. No intangible assets have been impaired during the years ended June 30, 2025, 2024 and 2023, respectively, except for intangible assets of $1.8 million related to Adumo Technologies which were fully impaired during the year ended June 30, 2025. The impairment was identified during the Company's annual goodwill impairment testing. The method for determining fair value is discussed above under Goodwill—Impairment loss. The impairment loss related to the impairment of the intangible assets is included in the caption Impairment loss in the consolidated statements of operations.

Summarized below is the carrying value and accumulated amortization of the intangible assets as of June 30, 2025, and June 30, 2024:

	As of June 30, 2025			As of June 30, 2024		
	Gross carrying value	Accumulated amortization and impairment	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Finite-lived intangible assets:						
Software, integrated platform and unpatented technology[1]	$ 137,099	$ (41,925)	$ 95,174	$ 115,213	$ (25,763)	$ 89,450
Customer relationships[1]	53,369	(18,568)	34,801	25,880	(14,030)	11,850
FTS patent	2,158	(2,158)	-	2,107	(2,107)	-
Brands and trademarks [1]	18,233	(8,993)	9,240	14,353	(4,300)	10,053
Total finite-lived intangible assets	$ 210,859	$ (71,644)	$ 139,215	$ 157,553	$ (46,200)	$ 111,353

(1) June 30, 2025 balances include the intangible assets acquired as part of the Adumo acquisition in October 2024, and the Recharger and Genisus Risk acquisitions in March 2025.

Aggregate amortization expense on the finite-lived intangible assets for the years ended June 30, 2025, 2024 and 2023, was approximately $22.0 million, $14.4 million and $15.0 million, respectively.

Future estimated annual amortization expense for the next five fiscal years and thereafter, using the exchange rates that prevailed on June 30, 2025, is presented in the table below. Actual amortization expense in future periods could differ from this estimate as a result of acquisitions, changes in useful lives, exchange rate fluctuations and other relevant factors.

Fiscal 2026	$	30,204
Fiscal 2027		20,576
Fiscal 2028		20,080
Fiscal 2029		19,389
Fiscal 2030		17,986
Thereafter		30,980
Total future estimated annual amortization expense	$	139,215

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

11. ASSETS AND POLICYHOLDER LIABILITIES UNDER INSURANCE AND INVESTMENT CONTRACTS

Reinsurance assets and policyholder liabilities under insurance contracts

Summarized below is the movement in reinsurance assets and policyholder liabilities under insurance contracts during the years ended June 30, 2025 and 2024:

	Reinsurance Assets[1]	Insurance contracts[2]
Balance as of July 1, 2023	$ 1,040	$ (1,600)
Increase in policy holder benefits under insurance contracts	844	(7,610)
Claims and policyholders' benefits under insurance contracts	(464)	7,043
Foreign currency adjustment[3]	49	(74)
Balance as of June 30, 2024	1,469	(2,241)
Increase in policy holder benefits under insurance contracts	461	(10,127)
Claims and policyholders' benefits under insurance contracts	(131)	9,781
Foreign currency adjustment[3]	38	(57)
Balance as of June 30, 2025	$ 1,837	$ (2,644)

(1) Included in other long-term assets (refer to Note 9);
(2) Included in other long-term liabilities;
(3) Represents the effects of the fluctuations of the ZAR against the U.S. dollar.

The Company has agreements with reinsurance companies in order to limit its losses from large insurance contracts, however, if the reinsurer is unable to meet its obligations, the Company retains the liability. The value of insurance contract liabilities is based on the best estimate assumptions of future experience plus prescribed margins, as required in the markets in which these products are offered, namely South Africa. The process of deriving the best estimates assumptions plus prescribed margins includes assumptions related to claim reporting delays (based on average industry experience).

Assets and policyholder liabilities under investment contracts

Summarized below is the movement in assets and policyholder liabilities under investment contracts during the years ended June 30, 2025 and 2024:

	Assets[1]	Investment contracts[2]
Balance as of July 1, 2023	$ 257	$ (241)
Increase in policy holder benefits under investment contracts	4	(4)
Claims and decrease in policyholders' benefits under investment contracts	(44)	44
Foreign currency adjustment[3]	(1)	(15)
Balance as of June 30, 2024	216	(216)
Increase in policy holder benefits under investment contracts	5	(5)
Claims and decrease in policyholders' benefits under investment contracts	(101)	101
Foreign currency adjustment[3]	13	(5)
Balance as of June 30, 2025	$ 133	$ (125)

(1) Included in other long-term assets (refer to Note 9);
(2) Included in other long-term liabilities;
(3) Represents the effects of the fluctuations of the ZAR against the U.S. dollar.

The Company does not offer any investment products with guarantees related to capital or returns.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS

Reference rate reform

After the transition away from certain interbank offered rates in foreign jurisdictions ("IBOR reform"), the reforms to South Africa's reference interest rate are now accelerating rapidly. The Johannesburg Interbank Average Rate ("JIBAR") will be replaced by the new South African Overnight Index Average ("ZARONIA"). Certain of the Company's borrowings reference JIBAR as a base interest rate. ZARONIA reflects the interest rate at which rand-denominated overnight wholesale funds are obtained by commercial banks. There is uncertainty surrounding the timing and manner in which the transition would occur and how this would affect our borrowings. The Company is in regular contact with its lenders and will update existing borrowing agreements to the new base rate when ZARONIA is adopted by the financial industry and lenders as the new reference rate.

South Africa

The amounts below have been translated at exchange rates applicable as of the dates specified. The JIBAR, an average of 3-month negotiable certificates of deposit ("NCD") rates, on June 30, 2025, was 7.29%. The prime rate, the benchmark rate at which private sector banks lend to the public in South Africa, on June 30, 2025, was 10.75%, and reduced to 10.50% on July 31, 2025, following a 0.25% reduction in the South African repo rate, the rate at which the SARB lends money to commercial banks.

Facilities obtained in February 2025

Lesaka SA has obtained four loan facilities from FirstRand Bank Limited (acting through its Rand Merchant Bank division) ("RMB"), FirstRand Bank Limited (acting through its WesBank division) ("WesBank"), FirstRand Bank Limited being a South African corporate and investment bank, Investec Bank Limited (acting through its Investment Banking division: Corporate Solutions) ("Investec" and together with RMB and WesBank, the "Lenders"). These comprise a term loan of up to ZAR 2.2 billion ($121.4 million) ("Facility A"), an amortizing loan of ZAR 1.0 billion ($56.3 million) ("Facility B") and a senior revolving credit facility of up to ZAR 2.2 billion ($121.4 million) ("Senior RCF"), and a general banking facility from RMB of up to ZAR 700.9 million ($39.5 million) (the "GBF", and collectively with Facility A, Facility B and Senior RCF, the "Facilities"), which are described in more detail below.

The Company, Lesaka SA and the majority of Lesaka SA's directly and indirectly wholly-owned subsidiaries have agreed to guarantee the obligations of Lesaka SA and of the other borrowers under the Facilities to the Lenders.

The Common Terms Agreement ("CTA") governing the above contains customary covenants which include a requirement for Lesaka SA to maintain specified Net Debt to EBITDA and Interest Cover Ratios (as defined in the CTA) and restricts the ability of Lesaka SA, and certain of its subsidiaries to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make investments above specified levels, engage in certain business combinations and engage in other corporate activities. The CTA provides that if any subsidiary of the Company receives proceeds from the disposal of shares in/claims against, or assets of MobiKwik, it would offer to prepay the certain specified loans/facilities and loan outstandings to the Lenders (as contemplated in the CTA).

Lesaka SA paid non-refundable debt structuring fees of ZAR 10.0 million ($0.5 million) to the Lenders on February 27, 2025.

Long-term borrowings – Facility A and Facility B Agreements

Lesaka SA may borrow up to an aggregate amount of ZAR 2.2 billion for the sole purpose of refinancing the existing facilities of Lesaka SA and Cash Connect Management Solutions Proprietary Limited's ("CCMS") with RMB, funding transaction costs and for general corporate purposes. Lesaka SA utilized Facility A in full on February 28, 2025, to settle a portion of its existing facilities with RMB and to settle all of CCMS' existing facilities with RMB, as well as to pay certain transaction costs.

Lesaka SA may borrow up to an aggregate of ZAR 1.0 billion for the sole purpose of refinancing the Lesaka SA existing facilities, including its general banking facilities, with RMB, and for general corporate purposes. Lesaka SA utilized Facility B in full on February 28, 2025, to repay a portion of its existing facilities as well as to settle a portion of its existing general banking facility.

Facility A is required to be repaid in full on February 28, 2029. Facility A is subject to customary mandatory prepayment terms. Lesaka SA is permitted to make voluntary prepayments of Facility A, and is permitted to subsequently utilize any voluntary prepayments made under Facility A under the RCF Agreement. Amounts utilized under the RCF Agreement are required to be repaid in full on February 28, 2029.

Facility B is required to be repaid in four annual installments, as follows: (i) ZAR 150 million ($8.4 million) on February 28, 2026; (ii) ZAR 200 million ($11.3 million) on February 28, 2027; (iii) ZAR 300 million ($16.9 million) on February 28, 2028; and (iv) R350 million ($19.7 million) on February 28, 2029. Facility B is subject to customary mandatory prepayment terms. Lesaka SA is permitted to make voluntary prepayments of Facility B, however it is unable to subsequently utilize any amounts prepaid.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12.   BORROWINGS (continued)

South Africa (continued)

Facilities obtained in February 2025 (continued)

Long-term borrowings – Facility A and Facility B Agreements (continued)

Interest on Facility A and Facility B as well as any interest related to utilization under the RCF Agreement is payable quarterly in arrears at end of March, June, September and December, with the first interest payment made on June 30, 2025.

Short-term facility - General Banking Facility

Lesaka SA and certain of its subsidiaries may borrow up to an aggregate of ZAR 700.9 million under a general banking facility ("GBF") from RMB for general corporate expenditure (including capital expenditure) and working capital purposes of the Lesaka SA and certain of its subsidiaries. Lesaka SA utilized a portion of the GBF to refinance its existing general banking facility. As of June 30, 2025, the Company had utilized ZAR 434.5 million ($24.5 million) of this facility.

The GBF was available for utilization from February 28, 2025, and is subject to annual review by RMB.

Interest on the GBF is payable monthly and is based on the South African prime rate in effect from time to time less 0.50%.

The GBF Agreement also provides Lesaka SA and certain of its subsidiaries with other facilities in an aggregate of ZAR 100.7 million ($5.7 million), which indirect, short-term direct and contingent facilities, including bank guarantee, forward exchange contract, credit card and settlement facilities. As of June 30, 2025, the aggregate amount of the Company's short-term South African other credit facility with RMB was ZAR 100.7 million ($5.7 million). As of June 30, 2025, the Company had utilized ZAR 33.1 million ($1.9 million) of its other facilities to enable the bank to issue guarantees, letters of credit and forward exchange contracts (refer to Note 22).

Wesbank Facilities

The Company, through certain of its South African subsidiaries, has an asset-backed facility of ZAR 227.0 million ($11.3 million) of which ZAR 127.5 million ($7.2 million) has been utilized.

Refinanced CCC Loan Document, comprising long-term borrowings

On November 29, 2022, the Company, through its indirect South African subsidiary Cash Connect Capital (Pty) Ltd ("CCC"), entered into a Revolving Credit Facility Agreement (the "Refinanced CCC Loan Document") with RMB and other Company subsidiaries within the Connect Group of companies listed therein, as guarantors. The transaction closed on December 1, 2022. The Refinanced CCC Loan Document was scheduled to be repaid in full on November 2024, but this has been extended to September 30, 2025.

On September 5, 2025, the Company, through its indirect South African subsidiaries CCC and K2020 Connect (Pty) Ltd, entered into a new Revolving Credit Facility Agreement ("CCC Loan Document") which replaced the Refinanced CCC Loan Document and increased the amount available from ZAR 300 million to ZAR 400 million (of which ZAR 299.9 million has been utilized as of June 30, 2025). The refinancing closed on September 8, 2025. The utilized portion of the Refinanced CCC Loan Document has been presented in long-term borrowings in the consolidated balance sheet as of June 30, 2025, because the Company has demonstrated that it has the intent and ability to consummate the refinancing prior to the issuance of these consolidated financial statements. The terms of the CCC Loan Document are readily determinable, the agreement does not expire in the next 12 months and there is no violation of any provision to the CCC Loan Document.

Both the Refinanced CCC Loan Document and the CCC Loan Document contain customary covenants that require CCC and K2020 to collectively maintain a specified capital adequacy ratio, restrict the ability of the entities to make certain distributions with respect to their capital stock, encumber their assets, incur additional indebtedness, make investments, engage in certain business combinations and engage in other corporate activities.

Pursuant to the CCC Loan Document, CCC and K2020 collectively may borrow up to an aggregate of ZAR 400.0 million for the sole purposes of funding CCC's and K2020's lending business, settling up to ZAR 20.0 million related to an intercompany loan to CCC's direct parent, and paying structuring and execution fee and legal costs.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

South Africa (continued)

Refinanced CCC Loan Document, comprising long-term borrowings (continued)

Pursuant to the Refinanced CCC Loan Document, CCC was permitted to borrow up to an aggregate of ZAR 300.0 million for the sole purposes of funding CCC's lending business, providing a limited recourse loan to K2020, settling up to ZAR 35.0 million related to an intercompany loan to CCC's direct parent, and paying the structuring and execution fee and legal costs.

Interest on the Refinanced CCC Loan Document was, and under the CCC Loan Document is, payable on the last business day of each calendar month.

The Company paid a non-refundable structuring and execution fee of ZAR 1.7 million, or $0.1 million, including value added taxation, to RMB on closing in November 2022. The Company paid a non-refundable structuring and execution fee of ZAR 0.5 million, excluding value added taxation, to the RMB on closing of the CCC Loan Document in September 2025.

Certain merchant finance loans receivable have been pledged as security for the revolving credit facility obtained from RMB.

Nedbank facility, comprising short-term facilities

As of June 30, 2025 and June 30, 2024, the Company had utilized ZAR 2.1 million ($0.1 million) and ZAR 2.1 million ($0.1 million), respectively, of its indirect and derivative facilities of ZAR 156.6 million (June 30, 2024: ZAR 156.6 million) to enable the bank to issue guarantees, letters of credit and forward exchange contracts (refer to Note 22).

In terms of a commitment provided to the lender under the CTA entered into on February 27, 2025, the Company has undertaken not to utilize more than ZAR 5.0 million ($0.3 million) of the Nedbank Facility.

The Company has entered into cession and pledge agreements with Nedbank related to certain of its Nedbank credit facilities (the general banking facility and a portion of the indirect facility) and the Company has ceded and pledged certain bank accounts to Nedbank and also provided a cession of Lesaka SA's shareholding in Cell C. The funds included in these bank accounts are restricted as they may not be withdrawn without the express permission of Nedbank.

RMB Bridge Facilities, comprising a short-term facility obtained in September 2024 and amended in December 2024 (all repaid)

On September 30, 2024, Lesaka SA entered into a Facility Letter (the "F2024 Facility Letter") with RMB to provided Lesaka SA a ZAR 665.0 million funding facility (the "Bridge Facility"). The Bridge Facility was used by Lesaka SA to (i) settle an amount of ZAR 232.2 due under the Adumo transaction (refer to Note 3); (ii) pay Crossfin Holdings (RF) Proprietary Limited ("Crossfin Holdings") ZAR 207.2 million under a share purchase agreement concluded between Lesaka SA and Crossfin Holdings (refer to Note 14); (iii) pay an amount of ZAR 147.5 million, which includes interest, notified by Investec to Adumo and Lesaka SA as a result of the transaction described in Note 3, and (iv) pay an origination fee of ZAR 7.6 million to RMB. The Facility also provided Lesaka with ZAR 70.0 million for transaction-related expenses.

On December 10, 2024, Lesaka SA and RMB entered into a First Addendum to the Facility Letter (the "F2024 Addendum Letter"). The F2024 Addendum Letter provided Lesaka SA with an additional ZAR 250.0 million general banking facility ("2024 GBF Facility") which could be used for general corporate purposes. The Bridge Facility and 2024 GBF Facility were repaid in full on February 28, 2025, utilizing funding obtained under the CTA and the agreements were cancelled.

Interest on the Bridge Facility and the 2024 GBF Facility was calculated at the prime rate plus 1.80%. The Bridge Facility and the 2024 GBF Facility were unsecured and were repaid in full on February 28, 2025, the maturity date, pursuant to the refinancing process.

Cancelled RMB Facilities, as amended, comprising a short-term facility (Facility E) and long-term borrowings (all repaid)

On July 21, 2017, Lesaka SA entered into a Common Terms Agreement, Subordination Agreement, Security Cession & Pledge and certain ancillary loan documents (collectively, the "Original Loan Documents") with RMB, a South African corporate and investment bank, and Nedbank Limited (acting through its Corporate and Investment Banking division), an African corporate and investment bank (collectively, the "Lenders"). Since 2017, these agreements have been amended to add additional facilities, including Facilities G and H, which were obtained to finance the acquisition of Connect. Facilities E, G and H have been repaid and cancelled in February 2025 and there is no balance outstanding as of June 30, 2025.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

South Africa (continued)

Cancelled RMB Facilities, as amended, comprising a short-term facility (Facility E) and long-term borrowings (all repaid) (continued)

Short-term facility - Facility E

The available amount under Facility E was ZAR 0.9 billion ($49.5 million, translated at exchange rates applicable as of June 30, 2024). The Company cancelled its Facility E facility agreement in November 2024. The overdraft facility could only be used to fund ATMs and therefore the overdraft utilized and converted to cash to fund the Company's ATMs was considered restricted cash.

Interest on the overdraft facility was payable on the first day of the month following utilization of the facility and on the final maturity date based on the South African prime rate. The overdraft facility amount utilized was required to be repaid in full within one month of utilization and at least 90% of the amount utilized was to be repaid within 25 days. The overdraft facility was secured by a pledge by Lesaka SA of, among other things, cash and certain bank accounts utilized in the Company's ATM funding process, the cession of Lesaka SA's shareholding in Cell C, the cession of an insurance policy with Senate Transit Underwriters Managers Proprietary Limited, and any rights and claims Lesaka SA had against Grindrod Bank Limited. As at June 30, 2024, the Company had utilized approximately ZAR 0.1 billion ($6.7 million) of this overdraft facility.

Long-term borrowings - Facility G and Facility H

On March 16, 2023, the Company, through Lesaka SA, entered into a Fifth Amendment and Restatement Agreement, which included, among other agreements, an Amended and Restated Common Terms Agreement ("Expired CTA"), an Amended and Restated Senior Facility G Agreement ("Facility G Agreement") and an Amended and Restated Senior Facility H Agreement ("Facility H Agreement") (collectively, the "Loan Documents") with RMB. Main Street 1692 (RF) Proprietary Limited ("Debt Guarantor"), a South African company incorporated for the sole purpose of holding collateral for the benefit of the Lenders and acting as debt guarantor is also a party to the Loan Documents. Pursuant to the Facility G Agreement, Lesaka SA was entitled to borrow up to an aggregate of approximately ZAR 708.6 million. Facility G included a term loan of ZAR 508.6 million and a revolving credit facility of up to ZAR 200 million. Pursuant to the Facility H Agreement, Lesaka SA was entitled to borrow up to an aggregate of approximately ZAR 357.4 million.

On February 28, 2025, the Company used its new borrowings to settle Facility G and Facility H in full, including accumulated interest of ZAR 201.7 million ($10.9 million). These facilities, excluding accrued interest, included (i) Facility G of ZAR 492.1 million ($26.6 million); (ii) Facility H of ZAR 350.0 million ($18.9 million); and (iii) a Facility G revolver of ZAR 200.0 million ($10.8 million) (of which ZAR 199 million ($10.8 million) had been utilized at February 28, 2025). These facilities were repaid in full on February 28, 2025, utilizing funding obtained under the Expired CTA and the Facility G and Facility H agreements were cancelled. Amounts translated at rates prevailing on the repayment date. The interest rate on these facilities was JIBAR plus a margin of 4.75%.

Lesaka SA paid a quarterly commitment fee computed at a rate of 35% of the Applicable Margin (as defined in the Expired CTA) on the amount of the revolving credit facility outstanding and such commitment fee was capitalized, subject to the cap discussed above.

The Company used cash proceeds of ZAR 64.2 million ($3.5 million) received from the sale of Finbond shares (refer to Note 9) during the year ended June 30, 2024, to repay capitalized interest under Facility G and Facility H.

Cancelled Connect Facilities, comprising long-term borrowings and a short-term facility (all repaid)

On March 22, 2023, the Company, through CCMS, entered into a First Amendment and Restatement Agreement, which included, among other agreements, an Amended and Restated Facilities Agreement ("CCMS Facilities Agreement") with RMB. The CCMS Facilities Agreement was amended to increase the Facility B available under the CCMS Facilities Agreement by ZAR 200.0 million to ZAR 550.0 million. The final maturity date was extended to December 31, 2027, and scheduled principal repayments were amended, with the first scheduled repayment commencing from March 31, 2026. These facilities were repaid in full on February 28, 2025, utilizing funding obtained under the CTA and the agreements cancelled. Prior to settlement and cancellation, the Connect Facilities included (i) an overdraft facility (general banking facility) of ZAR 170.0 million ($9.2 million); (ii) CCMS Facility A of ZAR 700.0 million ($37.9 million); (iii) CCMS Facility B of ZAR 550.0 million ($29.8 million) (both were fully utilized). Amounts translated at rates prevailing on the repayment date.

On October 29, 2024, the Company, through CCMS, entered into an addendum to a facility letter with RMB, to obtain a ZAR 100.0 million temporary increase in its overdraft facility for a period of approximately four months to specifically fund the purchase of prepaid airtime vouchers. This temporary increase was repayable in equal daily instalments which commenced at the end of October 2024 with the final repayment made on February 15, 2025.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

South Africa (continued)

Cancelled Connect Facilities, comprising long-term borrowings and a short-term facility (all repaid) (continued)

In February 2023, the Company, through CCMS, obtained a ZAR 175.0 million temporary increase in its overdraft facility for a period of four months to specifically fund the purchase of prepaid airtime vouchers. This temporary increase was repayable in four equal monthly instalments of ZAR 43.8 million and which commenced in March 2023. In May 2023, the Company, through CCMS, obtained a ZAR 155.0 million temporary increase in its overdraft facility for a period of one month to specifically fund the purchase of prepaid airtime vouchers. This temporary increase was repaid in full in June 2023. Interest at the South Africa prime rate less 0.1% was payable on a monthly basis on both of these temporary facilities.

Interest on CCMS Facility A and CCMS Facility B was payable quarterly in arrears based on JIBAR in effect from time to time plus a margin.

RMB facility, comprising indirect facilities

The Company had a short-term South African indirect credit facility with RMB under its cancelled lending facilities of ZAR 135.0 million ($7.4 million), which included facilities for guarantees, letters of credit and forward exchange contracts. As of June 30, 2024, the Company had utilized ZAR 33.1 million ($1.8 million), of these facilities to enable the bank to issue guarantees, letters of credit and forward exchange contracts (refer to Note 22).

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

Movement in short-term credit facilities

Summarized below are the Company's short-term facilities as of June 30, 2025, and the movement in the Company's short-term facilities from as of June 30, 2024 to as of June 30, 2025:

	RMB GBF	RMB Other	Nedbank Facilities	RMB Connect	RMB Bridge	RMB Facility E	Total
Short-term facilities available as of June 30, 2025	$ 39,475	$ 5,672	$ 8,817	$ -	$ -	$ -	$ 53,964
Overdraft	39,475	-	-	-	-	-	39,475
Indirect and derivative facilities	-	5,672	8,817	-	-	-	14,489
Movement in utilized overdraft facilities:							
Balance as of June 30, 2023	-	-	-	9,025	-	23,021	32,046
Utilized	-	-	-	2	-	182,988	182,990
Repaid	-	-	-	(2)	-	(199,640)	(199,642)
Foreign currency adjustment[1]	-	-	-	326	-	368	694
Balance as of June 30, 2024	-	-	-	9,351	-	6,737	16,088
Restricted as to use for ATM funding only	-	-	-	-	-	6,737	6,737
No restrictions as to use	-	-	-	9,351	-	-	9,351
Utilized	27,917	-	-	5,655	41,150	23,894	98,616
Repaid	(4,311)	-	-	(14,627)	(39,205)	(31,028)	(89,171)
Foreign currency adjustment[1]	863	-	-	(379)	(1,945)	397	(1,064)
Balance as of June 30, 2025	24,469	-	-	-	-	-	24,469
No restrictions as to use	24,469	-	-	-	-	-	24,469
Interest rate as of June 30, 2025 (%)[2]	10.25						
Interest rate as of June 30, 2024 (%)[3]				11.65		11.75	
Movement in utilized indirect and derivative facilities:							
Balance as of June 30, 2023	-	1,757	112	-	-	-	1,869
Foreign currency adjustment[1]	-	64	4	-	-	-	68
Balance as of June 30, 2024	-	1,821	116	-	-	-	1,937
Foreign currency adjustment[1]	-	43	3	-	-	-	46
Balance as of June 30, 2025	$ -	$ 1,864	$ 119	$ -	$ -	$ -	$ 1,983

(1) Represents the effects of the fluctuations between the ZAR and the U.S. dollar.
(2) RMB GBF interest is set at prime less 0.50%.
(3) Facility E interest set at prime and the Connect facility at prime less 0.10%.

Interest expense incurred under the Company's South African long-term borrowings and included in the caption interest expense on the consolidated statement of operations during the years ended June 30, 2025 and 2024, was $4.2 million and $4.1 million, respectively.

The Company cancelled Adumo's overdraft arrangements on October 1, 2024, and settled Adumo's outstanding overdraft balance of ZAR 20.0 million ($1.1 million) on the same day. The repayment is included in the caption repayment of bank overdraft included on the Company's consolidated statements of cash flows for the year ended June 30, 2025.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

Movement in long-term borrowings

Summarized below is the movement in the Company's long-term borrowing from as of June 30, 2024, to as of June 30, 2025:

			Facilities				
	Lesaka A	**Lesaka B**	**Asset backed**	**CCC**[6]	**Lesaka G & H**	**Connect A&B**	**Total**
Opening balance as of June 30, 2023	$ -	$ -	$ 7,915	$ 11,802	$ 48,965	$ 64,436	$ 133,118
Facilities utilized	-	-	4,368	2,915	16,445	-	23,728
Facilities repaid	-	-	(4,205)	(3,353)	(12,515)	-	(20,073)
Non-refundable fees paid	-	-	-	-	-	-	-
Non-refundable fees amortized	-	-	-	48	351	48	447
Capitalized interest	-	-	-	-	7,214	-	7,214
Capitalized interest repaid	-	-	-	-	(6,109)	-	(6,109)
Foreign currency adjustment[1]	-	-	301	429	1,800	2,331	4,861
Included in current	-	-	3,878	11,841	-	-	15,719
Included in long-term	-	-	4,501	-	56,151	66,815	127,467
Opening balance as of June 30, 2024	-	-	8,379	11,841	56,151	66,815	143,186
Facilities utilized	116,652	54,112	3,184	5,091	11,022	-	190,061
Facilities repaid	-	-	(4,513)	(554)	(60,245)	(65,910)	(131,222)
Non-refundable fees paid	970	-	-	-	-	-	970
Non-refundable fees amortized	248	-	-	21	116	32	417
Capitalized interest	-	-	-	-	5,033	-	5,033
Capitalized interest repaid	-	-	-	-	(11,077)	-	(11,077)
Foreign currency adjustment[1]	2,505	2,209	129	495	(1,000)	(937)	3,401
Closing balance as of June 30, 2025	120,375	56,321	7,179	16,894	-	-	200,769
Included in current	-	8,448	3,508	-	-	-	11,956
Included in long-term	120,375	47,873	3,671	16,894	-	-	188,813
Unamortized fees	(1,038)	-	-	-	-	-	(1,038)
Due within 2 years	-	11,265	2,269	-	-	-	13,534
Due within 3 years	-	16,896	1,015	-	-	-	17,911
Due within 4 years	121,413	19,712	379	16,894	-	-	158,398
Due within 5 years	$ -	$ -	$ 8	$ -	$ -	$ -	$ 8
Interest rates as of June 30, 2025 (%):	10.54	10.44	11.50	11.70	-	-	
Base rate (%)	7.29	7.29	10.75	10.75	-	-	
Margin (%)	3.25	3.15	0.75	0.95	-	-	
Footnote number	(2)	(3)	(4)	(5)			
Interest rates as of June 30, 2024 (%):	-	-	12.50	12.70	13.10	12.10	
Base rate (%)	-	-	11.75	11.75	8.35	8.35	
Margin (%)	-	-	0.75	0.95	4.75	3.75	
Footnote number			(4)	(5)	(7)(8)(9)	(10)	

(1) Represents the effects of the fluctuations between the ZAR and the U.S. dollar.

(2) Interest on Facility A and Facility B is based on the JIBAR in effect from time to time plus an initial margin of 3.25% per annum until June 30, 2025. From July 1, 2025, the margin on Facility A will be determined with reference to the Net Debt to EBITDA Ratio, and the margin will be either (i) 3.25%, if the Net Debt to EBITDA Ratio is greater than or equal to 2.5 times; or (ii) 2.5%, if the Net Debt to EBITDA Ratio is less than 2.5 times.

(3) Interest on Facility B is calculated based on JIBAR from time to time plus an initial margin of 3.15% per annum until June 30, 2025. From July 1, 2025, the margin on Facility B will be determined with reference to the Net Debt to EBITDA Ratio, and the margin will be either (i) 3.15%, if the Net Debt to EBITDA Ratio is greater than or equal to 2.5 times; or (ii) 2.4%, if the Net Debt to EBITDA Ratio is less than 2.5 times.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12.   BORROWINGS (continued)

Movement in long-term borrowings (continued)

(4) Interest is charged at prime plus 0.75% per annum on the utilized balance.

(5) Interest is charged at prime plus 0.95% per annum on the utilized balance.

(6) Amounts presented as of June 30, 2024, have been revised, refer to Note 1 for additional information. The amount as of June 30, 2024, was incorrectly classified as long-term borrowings, instead of as current portion of long-term borrowings.

(7) Prior to the amendment in March 2023, interest on Facility G was calculated based on the 3-month JIBAR in effect from time to time plus a margin of (i) 3.00% per annum until January 13, 2023; and then (ii) from January 14, 2023, (x) 2.50% per annum if the Facility G balance outstanding is less than or equal to ZAR 250.0 million, or (y) 3.00% per annum if the Facility G balance is between ZAR 250.0 million to ZAR 450.0 million, or (z) 3.50% per annum if the Facility G balance is greater than ZAR 450.0 million. The interest rate shall increase by a further 2.00% per annum in the event of default (as defined in the Loan Documents).

(8) Prior to the amendment in March 2023, interest on Facility H is calculated based on JIBAR in effect from time to time plus a margin of 2.00% per annum which increases by a further 2.00% per annum in the event of default (as defined in the Loan Documents).

(9) Interest on Facility G and Facility H was calculated based on the 3-month JIBAR in effect from time to time plus a margin of, from January 1, 2023 to September 30, 2023: (i) 5.50% for as long as the aggregate balance under the Facilities is greater than ZAR 800 million; (ii) 4.25% if the aggregate balance under the Facilities is equal to or less than ZAR 800 million, but greater than ZAR 350 million; or (iii) 2.50% if the aggregate balance under the Facilities is less than ZAR 350 million. From October 1, 2023, interest is calculated as described above.

(10) Interest on Facility A and Facility B is calculated based on JIBAR plus a margin, of 3.75%, in effect from time to time.

Interest expense incurred under the Company's South African long-term borrowings and included in the caption interest expense on the consolidated statement of operations during the years ended June 30, 2025, 2024 and 2023, was $16.9 million, $16.1 million and $13.1 million, respectively. Prepaid facility fees amortized included in interest expense during the years ended June 30, 2025, 2024 and 2023, was $0.4 million, $0.4 million and $0.8 million, respectively. Interest expense incurred under the Company's CCC facility relates to borrowings utilized to fund a portion of the Company's merchant finance loans receivable and interest expense of $2.9 million, $1.4 million, and $1.4 million is included in the caption cost of goods sold, IT processing, servicing and support on the consolidated statement of operations for the years ended June 30, 2025, 2024 and 2023, respectively.

The Company cancelled Adumo's long-term borrowings arrangements on October 1, 2024, and settled Adumo's outstanding balances of ZAR 126.7 million ($7.2 million) on the same day. The repayment is included in the caption repayment of long-term borrowings included on the Company's consolidated statements of cash flows for the year ended June 30, 2025.

13.   OTHER PAYABLES

Summarized below is the breakdown of other payables as of June 30, 2025 and 2024:

	June 30, 2025	June 30, 2024
Vendor wallet balances	$ 19,529	$ 14,635
Clearing accounts	6,766	17,124
Accruals	8,469	7,173
Provisions	8,497	7,442
Payroll-related payables	1,931	922
Value-added tax payable	2,391	1,191
Deferred consideration due to seller of Recharger (Note 3)	13,837	-
Other	10,659	7,563
	$ 72,079	$ 56,051

Clearing accounts and vendor wallet balances may fluctuate due to the day (weekend or public holiday) on which the Company's quarter or year end falls because certain elements of transactions within these accounts are not settled over weekends or public holidays.

Other includes deferred income, client deposits and other payables.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. COMMON STOCK

Common stock

Holders of shares of Lesaka's common stock are entitled to receive dividends and other distributions when declared by Lesaka's board of directors out of legally available funds. Payment of dividends and distributions is subject to certain restrictions under the Florida Business Corporation Act, including the requirement that after making any distribution Lesaka must be able to meet its debts as they become due in the usual course of its business. Upon voluntary or involuntary liquidation, dissolution or winding up of Lesaka, holders of common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock according to its terms. There are no pre-emptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by shareholders. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally and ratably in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock according to its terms. The shares of Lesaka common stock are not subject to redemption.

Issue of shares to Connect sellers pursuant to April 2022 transaction

The total purchase consideration pursuant to the Connect acquisition in April 2022 includes 3,185,079 shares of the Company's common stock. These shares of common stock were issued in three equal tranches on each of the first, second and third anniversaries of the April 14, 2022 closing. The Company legally issued 1,061,693 shares of its common stock, representing the third, second and first tranche, to the Connect sellers in each of April 2025, 2024 and 2023, respectively, and this had no impact on the number of shares, net of treasury, presented in the consolidated statement of changes in equity during the year ended June 30, 2025, 2024 and 2023, respectively because the 3,185,079 shares are included in the number of shares, net of treasury, as of June 30, 2025, 2024 and 2023.

Impact of non-vested equity shares on number of shares, net of treasury

The Company's number of shares, net of treasury, presented in the consolidated balance sheets and consolidated statement of changes in equity includes participating non-vested equity shares (specifically contingently returnable shares) as described below in Note 17 "— Amended and Restated Stock Incentive Plan—Restricted Stock—General Terms of Awards". The following table presents a reconciliation between the number of shares, net of treasury, presented in the consolidated statement of changes in equity and the number of shares, net of treasury, excluding non-vested equity shares that have not vested during the years ended June 30, 2025, 2024 and 2023:

	2025	2024	2023
Number of shares, net of treasury:			
Statement of changes in equity – common stock	81,249,097	64,272,243	63,640,246
Less: Non-vested equity shares that have not vested as of end of year (Note 17)	2,169,900	2,084,946	2,614,419
Number of shares, net of treasury excluding non-vested equity shares that have	79,079,197	62,187,297	61,025,827

Redeemable common stock issued pursuant to transaction with the IFC Investors

Holders of redeemable common stock have all the rights enjoyed by holders of common stock, however, holders of redeemable common stock have additional contractual rights. On April 11, 2016, the Company entered into a Subscription Agreement (the "Subscription Agreement") with International Finance Corporation ("IFC"), IFC African, Latin American and Caribbean Fund, LP, IFC Financial Institutions Growth Fund, LP, and Africa Capitalization Fund, Ltd. (collectively, the "IFC Investors"). Under the Subscription Agreement, the IFC Investors purchased, and the Company sold in the aggregate, approximately 9.98 million shares of the Company's common stock, par value $0.001 per share, at a price of $10.79 per share, for gross proceeds to the Company of approximately $107.7 million. The Company accounted for these 9.98 million shares as redeemable common stock as a result of the put option discussed below.

On May 19, 2020, the Africa Capitalization Fund, Ltd sold its entire holding of 2,103,169 shares of the Company's common stock and therefore the additional contractual rights, including the put option rights related to these 2,103,169 shares, expired. The Company reclassified $22.7 million related to these 2,103,169 shares sold from redeemable common stock to additional paid-in-capital during the year ended June 30, 2020.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. COMMON STOCK (continued)

Redeemable common stock issued pursuant to transaction with the IFC Investors (continued)

On August 19, 2022, the IFC Investors filed an amended Form 13D/A, amendment no. 2, with the United States Securities and Exchange Commission reporting that in October 2017 and February 2018, the IFC sold an aggregate of 514,376 shares of the Company's common stock and therefore the additional contractual rights, including the put option rights related to these 514,376 shares, expired. The Company reclassified $5.6 million related to these 514,376 shares sold from redeemable common stock to additional paid-in-capital during the year ended June 30, 2022.

The Company has entered into a Policy Agreement with the IFC Investors (the "Policy Agreement"). The material terms of the Policy Agreement are described below.

Certain IFC Investors were investors in Adumo and the Company issued an aggregate of 1,989,162 additional shares of its common stock at a price of $4.79 to these IFC Investors pursuant to the Purchase Agreement (refer to Note 3). The Company and the IFC Investors amended and restated the Policy Agreement ("Amended and Restated Policy Agreement") to include these additional shares issued to the IFC Investors to also be covered by the put right included in the Amended and Restated Policy Agreement. The Company also accounted for these 1,989,162 shares as redeemable common stock as a result of the put option.

Board Rights

For so long as the IFC Investors in aggregate beneficially own shares representing at least 5% of the Company's common stock, the IFC Investors will have the right to nominate one director to the Company's board of directors. For so long as the IFC Investors in aggregate beneficially own shares representing at least 2.5% of the Company's common stock, the IFC Investors will have the right to appoint an observer to the Company's board of directors at any time when they have not designated, or do not have the right to designate, a director.

Put Option

Each IFC Investor will have the right, upon the occurrence of specified triggering events, to require the Company to repurchase all of the shares of its common stock purchased by the IFC Investors pursuant to the Subscription Agreement (or upon exercise of their preemptive rights discussed below). Events triggering this put right relate to (1) the Company being the subject of a governmental complaint alleging, a court judgment finding or an indictment alleging that the Company (a) engaged in specified corrupt, fraudulent, coercive, collusive or obstructive practices; (b) entered into transactions with targets of economic sanctions; or (c) failed to operate its business in compliance with anti-money laundering and anti-terrorism laws; or (2) the Company rejecting a bona fide offer to acquire all of its outstanding Common Stock at a time when it has in place or implements a shareholder rights plan, or adopting a shareholder rights plan triggered by a beneficial ownership threshold of less than twenty percent. The put price per share will be the higher of the price per share paid by the IFC Investors pursuant to the Subscription Agreement (or paid when exercising their preemptive rights) and the volume weighted average price per share prevailing for the 60 trading days preceding the triggering event, except that with respect to a put right triggered by rejection of a bona fide offer, the put price per share will be the highest price offered by the offeror. The Company believes that the put option has no value and, accordingly, has not recognized the put option in its consolidated financial statements.

Registration Rights

The Company has agreed to grant certain registration rights to the IFC Investors for the resale of their shares of the Company's common stock, including filing a resale shelf registration statement and taking certain actions to facilitate resales thereunder.

Preemptive Rights

For so long as the IFC Investors hold in aggregate 5% of the outstanding shares of common stock of the Company, each Investor will have the right to purchase its pro-rata share of new issuances of securities by the Company, subject to certain exceptions.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. COMMON STOCK (continued)

Common stock repurchases

October 2024 repurchase of common stock and issue of shares in Recharger transaction

On October 1, 2024, the Company, through Lesaka SA, and Crossfin Holdings entered into a share purchase agreement under which Lesaka SA purchased 2,601,410 of the 3,587,332 Consideration Shares for ZAR 207.2 million ($12.0 million). The transaction was settled in early October 2024, and the shares of the Company's common stock repurchased have been included in the Company's treasury shares included in its consolidated statement of changes in equity for the year ended June 30, 2025, respectively. The repurchase was made outside of the Company's $100 million share repurchase authorization.

The Company, through Lesaka SA, issued 1,092,361 of the 2,601,410 shares of the Company's common stock to the Seller under the terms of Recharger Purchase Agreement described in Note 2. The Company recognized a gain of $0.4 million on issuance of these which is included in the caption additional paid-in-capital in the consolidated statement of changes in equity for the year ended June 30, 2025.

Executed under share repurchase authorizations

On February 2, 2025, the Company's Board of Directors approved a share repurchase authorization to repurchase up to an aggregate of $15 million of common stock. The authorization has no expiration date. This share repurchase authorization replaces our $100 million share repurchase authorization which was approved on February 5, 2020. The share repurchase authorization will be used at management's discretion, subject to limitations imposed by SEC Rule 10b-18 and other legal requirements and subject to price and other internal limitations established by the Board. Repurchases will be funded from the Company's available cash. Share repurchases may be made through open-market purchases, privately negotiated transactions, or both. There can be no assurance that the Company will purchase any shares or any particular number of shares. The authorization may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, liquidity and other factors that management deems appropriate. The Company did not repurchase any of its shares during the years ended June 30, 2025, 2024, and 2023, respectively, under the $100 million authorization, however, it did repurchase 371,187, 319,522 and 352,994 shares of its common stock from its employees during the years ended June 30, 2025, 2024, and 2023, respectively, refer to Note 17 for additional information regarding these repurchases.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

15. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The table below presents the change in accumulated other comprehensive (loss) income per component during the years ended June 30, 2025, 2024 and 2023:

	Accumulated foreign currency translation reserve	Total
Balance as of July 1, 2022	$ (168,840)	$ (168,840)
Release of foreign currency translation reserve: disposal of Finbond equity securities (Note 9)	362	362
Movement in foreign currency translation reserve related to equity-accounted investment	3,935	3,935
Movement in foreign currency translation reserve	(31,183)	(31,183)
Balance as of June 30, 2023	(195,726)	(195,726)
Release of foreign currency translation reserve: disposal of Finbond equity securities (Note 9)	1,543	1,543
Release of foreign currency translation reserve: liquidation of subsidiaries	(952)	(952)
Movement in foreign currency translation reserve related to equity-accounted investment	489	489
Movement in foreign currency translation reserve	6,291	6,291
Balance as of June 30, 2024	(188,355)	(188,355)
Release of foreign currency translation reserve: liquidation of subsidiaries	6	6
Movement in foreign currency translation reserve related to equity-accounted investment	-	-
Movement in foreign currency translation reserve	2,685	2,685
Balance as of June 30, 2025	$ (185,664)	$ (185,664)

The movement in the foreign currency translation reserve represents the impact of translation of consolidated entities which have a functional currency (which is primarily ZAR) to the Company's reporting currency, which is USD.

During the year ended June 30, 2025, the Company reclassified a loss of $0.006 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the liquidation of subsidiaries. During the year ended June 30, 2024, the Company reclassified $1.5 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the disposal of shares in Finbond (refer to Note 9). The Company also reclassified a gain of $1.0 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the liquidation of subsidiaries during the year ended June 30, 2024. During the year ended June 30, 2023, the Company reclassified $0.4 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the disposal of shares in Finbond (refer to Note 9).

16. REVENUE

The Company is a provider of digitized cash management solutions and merchant acquiring services, including an integrated platform for the distribution of ADP (including value-added services such as prepaid airtime, prepaid electricity and bill payment); software solutions, transaction processing services; financial inclusion products and services, and secure payment technology. The Company operates as a payment processor in South Africa. The Company offers debit, credit and prepaid processing and issuing services for all major payment networks. In South Africa, the Company provides innovative low-cost financial inclusion products, including banking, lending and insurance.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

16. **REVENUE**

Disaggregation of revenue

The following table represents our revenue disaggregated by major revenue streams, including reconciliation to operating segments for the year ended June 30, 2025:

	Merchant	Consumer	Enterprise	Total
Processing fees	$ 125,292	$ 31,685	$ 28,070	$ 185,047
South Africa	117,892	31,685	28,070	177,647
Rest of world	7,400	-	-	7,400
Technology products	22,192	137	4,818	27,147
South Africa	21,929	137	4,818	26,884
Rest of world	263	-	-	263
Prepaid airtime sold	365,162	96	6,359	371,617
South Africa	338,197	96	6,359	344,652
Rest of world	26,965	-	-	26,965
Lending revenue	-	28,534	-	28,534
Interest from customers	7,231	5,038	-	12,269
Insurance revenue	-	20,052	-	20,052
Account holder fees	-	7,307	-	7,307
Other	4,373	3,159	196	7,728
South Africa	4,146	3,159	196	7,501
Rest of world	227	-	-	227
Total revenue, derived from the following geographic locations	524,250	96,008	39,443	659,701
South Africa	489,395	96,008	39,443	624,846
Rest of world	$ 34,855	$ -	$ -	$ 34,855

The following table represents our revenue disaggregated by major revenue streams, including reconciliation to operating segments for the year ended June 30, 2024:

	Merchant	Consumer	Enterprise	Total
Processing fees	$ 90,889	$ 24,979	$ 26,484	$ 142,352
South Africa	84,892	24,979	26,484	136,355
Rest of world	5,997	-	-	5,997
Technology products	3,036	45	6,816	9,897
South Africa	2,829	45	6,816	9,690
Rest of world	207	-	-	207
Prepaid airtime sold	352,611	233	5,332	358,176
South Africa	332,391	233	5,332	337,956
Rest of world	20,220	-	-	20,220
Lending revenue	-	23,849	-	23,849
Interest from customers	6,096	-	-	6,096
Insurance revenue	-	12,117	-	12,117
Account holder fees	-	6,048	-	6,048
Other	3,437	1,940	310	5,687
South Africa	3,233	1,940	310	5,483
Rest of world	204	-	-	204
Total revenue, derived from the following geographic locations	456,069	69,211	38,942	564,222
South Africa	429,441	69,211	38,942	537,594
Rest of world	$ 26,628	$ -	$ -	$ 26,628

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

16.   REVENUE (continued)

The following table represents our revenue disaggregated by major revenue streams, including reconciliation to operating segments for the year ended June 30, 2023:

	Merchant	Consumer	Enterprise	Unallocated	Total
Processing fees	$ 84,542	$ 26,159	$ 26,739	$ 1,469	$ 138,909
South Africa	79,218	26,159	26,739	1,469	133,585
Rest of world	5,324	-	-	-	5,324
Technology products	4,691	1,253	14,326	-	20,270
South Africa	4,454	1,253	14,326	-	20,033
Rest of world	237	-	-	-	237
Prepaid airtime sold	317,429	45	5,327	-	322,801
South Africa	300,766	45	5,327	-	306,138
Rest of world	16,663	-	-	-	16,663
Lending revenue	-	19,504	-	-	19,504
Interest from customers	5,778	-	-	-	5,778
Insurance revenue	-	9,677	-	-	9,677
Account holder fees	-	5,610	-	-	5,610
Other	4,122	553	747	-	5,422
South Africa	3,933	553	747	-	5,233
Rest of world	189	-	-	-	189
Total revenue, derived from the following geographic locations	416,562	62,801	47,139	1,469	527,971
South Africa	394,149	62,801	47,139	1,469	505,558
Rest of world	$ 22,413	$ -	$ -	$ -	$ 22,413

17.   STOCK-BASED COMPENSATION

Amended and Restated Stock Incentive Plan

The Company's Amended and Restated 2022 Stock Incentive Plan ("2022 Plan") was most recently amended and restated on November 16, 2022. On April 11, 2024, the Company's Board amended the 2022 Plan to increase the number of shares available for issuance by 3,000,000. On June 3, 2024, the Company's shareholders approved the amendment.

No evergreen provisions are included in the 2022 Plan. This means that the maximum number of shares issuable under the 2022 Plan is fixed and cannot be increased without shareholder approval, the 2022 Plan expires by its terms upon a specified date, and no new stock options are awarded automatically upon exercise of an outstanding stock option. Shareholder approval is required for the repricing of awards or the implementation of any award exchange program.

The Plan permits Lesaka to grant to its employees, directors and consultants incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance-based awards and other awards based on its common stock. The Remuneration Committee of the Company's Board of Directors ("Remuneration Committee") administers the 2022 Plan.

The total number of shares of common stock issuable under the 2022 Plan is 16,552,580. The maximum number of shares for which stock options, stock appreciation rights (other than performance-based awards that are not options) may be granted during a calendar year to any participant is 600,000 shares. Shares covered by awards that expire, terminate or lapse without payment will again be available for the grant of awards under the 2022 Plan, as well as shares that are delivered to us by the holder to pay withholding taxes or as payment for the exercise price of an award, if permitted by the Remuneration Committee. The shares deliverable in connection with awards granted under the 2022 Plan may consist, in whole or in part, of authorized but unissued shares or treasury shares. To account for stock splits, stock dividends, reorganizations, recapitalizations, mergers, consolidations, spin-offs and other corporate events, the 2022 Plan requires the Remuneration Committee to equitably adjust the number and kind of shares of common stock issued or reserved pursuant to the 2022 Plan or outstanding awards, the maximum number of shares issuable pursuant to awards, the exercise price for awards, and other affected terms of awards to reflect such event. No awards may be granted under the 2022 Plan after September 7, 2032, but awards granted on or before such date may extend to later dates.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Amended and Restated Stock Incentive Plan (continued)

Options

General Terms of Awards

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and expire 10 years after the date of grant. The options generally become exercisable in accordance with a vesting schedule ratably over a period of three years from the date of grant. The Company issues new shares to satisfy stock option award exercises but may also use treasury shares.

Valuation Assumptions

The fair value of each option is estimated on the date of grant using the Cox Ross Rubinstein binomial model that uses the assumptions noted in the table below. The estimated expected volatility is calculated based on the Company's 730, 1095 and 1460-day volatility (as applicable). The estimated expected life of the option was determined based on the historical behavior of employees who were granted options with similar terms. No stock options were granted during the year ended June 30, 2023. The table below presents the range of assumptions used to value options granted during the years ended June 30, 2025 and 2024:

	2025		2024	
Expected volatility	43	%	56	%
Expected dividends	0	%	0	%
Expected life (in years)	2.0		5.0	
Risk-free rate	4.32	%	2.09	%

Restricted Stock

General Terms of Awards

Shares of restricted stock are considered to be participating non-vested equity shares (specifically contingently returnable shares) for the purposes of calculating earnings per share (refer to Note 19) because, as discussed in more detail below, the recipient is obligated to transfer any unvested restricted stock back to the Company for no consideration and these shares of restricted stock are eligible to receive non-forfeitable dividend equivalents at the same rate as common stock. Restricted stock generally vests ratably over a three year period, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and under certain circumstances, the achievement of certain performance targets, as described below.

Recipients are entitled to all rights of a shareholder of the Company except as otherwise provided in the restricted stock agreements. These rights include the right to vote and receive dividends and/or other distributions, however, any or all dividends or other distributions paid related to restricted stock during the period of such restrictions shall be accumulated (without interest) or reinvested in additional shares of common stock, which in either case shall be subject to the same restrictions as the underlying award or such other restrictions as the Remuneration Committee may determine. The restricted stock agreements generally prohibit transfer of any nonvested and forfeitable restricted stock. If a recipient ceases to be a member of the Board of Directors or an employee for any reason, all shares of restricted stock that are not then vested and non-forfeitable will be immediately forfeited and transferred to the Company for no consideration, except as otherwise agreed between the parties. Forfeited shares of restricted stock are available for future issuances by the Remuneration Committee.

The Company issues new shares to satisfy restricted stock awards.

Valuation Assumptions

The fair value of restricted stock is generally based on the closing price of the Company's stock quoted on The Nasdaq Global Select Market on the date of grant.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Amended and Restated Stock Incentive Plan (continued)

Restricted Stock (continued)

Market Conditions - Restricted Stock Granted in November 2024

In November 2024, the Company awarded 1,198,310 shares of restricted stock to a group comprising employees and three executive officers and which are subject to a time-based vesting condition and a market condition and vest in full only on the date, if any, that the following conditions are satisfied: (1) a compounded annual 15% appreciation in the Company's stock price off a base price of $5.00 over the measurement period commencing on September 30, 2024 through September 30, 2027, and (2) the recipient is employed by the Company on a full-time basis through to September 30, 2027. If either of these conditions is not satisfied, then none of the shares of restricted stock will vest and they will be forfeited. The Company's closing price on September 30, 2024, was $5.00.

The appreciation levels (times and price) and annual target percentages to earn the awards as of each period ended are as follows:
- Prior to the first anniversary of the grant date: 0%;
- Fiscal 2026, the Company's 30-day volume weighted-average stock price ("VWAP") before September 30, 2025 is approximately 1.15 times higher (i.e. $5.75 or higher) than $5.00: 33%;
- Fiscal 2027, the Company's VWAP before September 30, 2026 is 1.32 times higher (i.e. $6.61 or higher) than $5.00: 67%;
- Fiscal 2028, the Company's VWAP before September 30, 2027 is 1.52 times higher (i.e. $7.60) than $5.00: 100%.

The fair value of these shares of restricted stock was calculated using a Monte Carlo simulation. In scenarios where the shares do not vest, the final vested value at maturity is zero. In scenarios where vesting occurs, the final vested value on maturity is the share price on vesting date. In its calculation of the fair value of the restricted stock, the Company used an equally weighted volatility of 47.7% for the closing price (of $5.50), a discounting based on U.S. dollar overnight indexed swap rates for the grant date, and no future dividends. The equally weighted volatility was extracted from the time series for closing prices as the standard deviation of log prices for the three years preceding the grant date.

Restricted Stock Units

The Remuneration Committee may approve the grant of other stock-based awards. In April 2022, the Company granted 1,250,486 shares of restricted stock to employees of Connect pursuant to the terms of the acquisition. The award included an equalization mechanism to maintain a return of $7.50 per share of restricted stock upon vesting through the issue of restricted stock units. The conversion of restricted stock units to shares cannot exceed 50% under the terms of the award and therefore no more than 625,243 (or 1,250,486 divided by two) would be issued upon vesting. During the years ended June 30, 2025, 2024 and 2023, respectively, 380,775, 388,908 and 412,487 shares of restricted stock vested, and 190,378, 194,454 and 206,239 restricted stock units vested, the maximum amount possible, and were converted to shares of common stock. Employees elected for 173,354, 166,087 and 72,081 shares to be withheld from 173,468, 166,167 and 164,687 restricted stock units which vested, and which were converted to shares, in order to satisfy the withholding tax liability on the vesting of these and other shares. The 173,354, 166,087 and 72,081 shares have been included in the Company's treasury shares.

Stock Appreciation Rights

The Remuneration Committee may also grant stock appreciation rights, either singly or in tandem with underlying stock options. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash or shares of common stock (as determined by the Remuneration Committee) equal in value to the excess of the fair market value of the shares covered by the right over the grant price. No stock appreciation rights have been granted.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity

Options

The following table summarizes stock option activity for the years ended June 30, 2025, 2024 and 2023:

	Number of shares	Weighted average exercise price ($)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value ($'000)	Weighted average grant date fair value ($)
Outstanding - July 1, 2022	926,225	4.14	6.60	1,249	1.60
Exercised	(158,659)	3.04	-	200	-
Forfeited	(94,292)	3.99		-	1.81
Outstanding - June 30, 2023	673,274	4.37	5.14	239	1.67
Granted – June 2024	500,000	3.50	5.17	880	1.76
Granted – June 2024	1,000,000	6.00	4.60	1,690	1.69
Granted – June 2024	1,000,000	8.00	4.60	1,300	1.30
Granted – June 2024	1,000,000	11.00	4.60	920	0.92
Granted – June 2024	1,000,000	14.00	4.60	685	0.69
Exercised	(54,287)	2.25	-	71	-
Forfeited	(200,739)	3.96		-	1.42
Outstanding - June 30, 2024	4,918,248	8.70	4.51	889	1.77
Granted – December 2024	350,000	6.00	2.00	433	1.24
Granted – December 2024	250,000	8.00	2.00	177	0.71
Granted – January 2025	100,000	8.00	2.00	71	0.71
Granted – January 2025	150,000	11.00	2.00	107	0.71
Granted – January 2025	150,000	14.00	2.00	123	0.82
Exercised	(38,011)	3.02	-	72	-
Forfeited	(13,333)	11.23		-	8.83
Outstanding - June 30, 2025	5,866,904	8.71	3.55	703	1.20

These options have an exercise price range of $3.01 to $14.00.

The Company awarded 1,000,000 and 4,500,000 stock options to employees during the years ended June 30, 2025 and 2024, respectively. No stock options were awarded during the year ended June 30, 2023.

The Company awarded 1,000,000 stock options during the year ended June 30, 2025 with strike prices ranging from $6 to $14. These stock options will vest on December 31, 2026, and vesting is subject to the executive officers continued employment with the Company through to the vesting date. The 1,000,000 stock options expire on January 31, 2029.

The 4,500,000 stock options awarded during the year ended June 30, 2024, were awarded to Mr. Mazanderani, the Company's Executive Chairman, and 500,000 of these stock options were granted pursuant to the 2022 Plan and 4,000,000 were granted pursuant to shareholder approval which was obtained on June 3, 2024. The 500,000 options vested on December 3, 2024, the first anniversary of the grant date, and were subject to Mr. Mazandarani's continued services as Executive Chair through the vesting date. The 500,000 options were scheduled to vest immediately if Mr. Mazanderani's employment was terminated by the Company without cause on or before the first anniversary of the grant date. In March 2025, the Company's Remuneration Committee amended the exercise terms of the 500,000 stock options from being exercisable during a period commencing from January 31, 2028 to January 31, 2029, to being exercisable from March 2025, however, any stock options exercised may only be sold during a period commencing from January 31, 2028 to January 31, 2029. The 4,000,000 options will vest on January 31, 2026, subject to Mr. Mazanderani's ongoing service through to this date. The 4,000,000 stock options may only be exercised during a period commencing from January 31, 2028 to January 31, 2029.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Options (continued)

During the years ended June 30, 2025, 2024 and 2023, an additional 26,982 (which excludes the 500,000 options discussed earlier), 116,063 and 327,965 stock options became exercisable, respectively. During the year ended June 30, 2023, an employee delivered 23,934 shares of the Company's common stock to exercise 37,500 stock options with an aggregate strike price of $0.1 million. These 23,934 shares of common stock have been included in the Company's treasury stock. The employee also elected to deliver 6,105 shares of the Company's common stock to settle income taxes arising upon exercise of the stock options, and these shares have also been included in the Company's treasury stock. During the years ended June 30, 2025, 2024 and 2023, the Company received approximately $0.1 million, $0.2 million and $0.5 million from the exercise of 38,011, 54,287 and 158,659 stock options, respectively.

During the years ended June 30, 2025, 2024 and 2023, employees forfeited 13,333, 200,739, and 94,292 stock options, respectively. The stock options forfeited had strike prices ranging from $3.01 to $11.23.

The following table presents stock options vested and expected to vest as of June 30, 2025:

	Number of shares	Weighted average exercise price ($)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value ($'000)
Vested and expecting to vest - June 30, 2025	5,866,904	8.71	3.55	703

These options have an exercise price range of $3.01 to $14.00, and include the 4,000,000 options awarded in June 2024.

The following table presents stock options that are exercisable as of June 30, 2025:

	Number of shares	Weighted average exercise price ($)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value ($'000)
Exercisable - June 30, 2025	869,570	3.98	3.95	707

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock

The following table summarizes restricted stock activity for the years ended June 30, 2024 and 2023:

	Number of shares of restricted stock	Weighted average grant date fair value ($'000)
Non-vested – June 30, 2022	**2,385,267**	**11,879**
Total granted	1,085,981	4,411
Granted – July 2022	32,582	172
Granted – August 2022	179,498	995
Granted - November 2022	150,000	605
Granted - December 2022	430,399	1,862
Granted - January 2023	11,806	57
Granted - June 2023	23,828	124
Granted - December 2022 - performance awards	257,868	596
Total vested	(742,464)	3,171
Vested – July 2022	(78,801)	410
Vested – November 2022	(59,833)	250
Vested – December 2022	(7,060)	29
Vested – February 2023	(19,179)	83
Vested – March 2023	(69,286)	326
Vested – April 2023	(418,502)	1,721
Vested – May 2023	(61,861)	217
Vested – June 2023	(27,942)	135
Granted - December 2022	300,000	1,365
Vested - December 2022	(300,000)	1,365
Total forfeitures	(114,365)	554
Forfeitures - employee terminations	(34,365)	138
Forfeitures – February 2020 award with market conditions	(80,000)	416
Non-vested – June 30, 2023	**2,614,419**	**11,869**
Total granted	1,002,241	3,942
Granted – October 2023	333,080	1,456
Granted – October 2023, with performance conditions	310,916	955
Granted – October 2023	225,000	983
Granted – January 2024	56,330	197
Granted – February 2024	9,195	31
Granted - June 2024	67,720	320
Total vested	(1,232,251)	5,208
Vested – July 2023	(78,800)	302
Vested – November 2023	(109,833)	429
Vested – December 2023	(67,073)	234
Vested – February 2024	(14,811)	53
Vested – March 2024	(69,286)	256
Vested – April 2024	(394,932)	1,630
Vested – May 2024	(88,617)	391
Vested – June 2024	(350,247)	1,639
Vested – June 2024, with performance conditions	(58,652)	274
Total forfeitures	(299,463)	1,315
Forfeitures - employee terminations	(82,077)	298
Forfeitures – May and July 2021 awards with market condition	(217,386)	1,017
Non-vested – June 30, 2024	**2,084,946**	**8,736**

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock (continued)

The following table summarizes restricted stock activity for the year ended June 30, 2025:

	Number of shares of restricted stock	Weighted average grant date fair value ($'000)
Non-vested – June 30, 2024	**2,084,946**	**8,736**
Total granted	1,433,610	5,381
Granted – August 2024	32,800	154
Granted – October 2024	100,000	490
Granted – November 2024, with performance conditions	1,198,310	4,206
Granted – January 2025	65,000	354
Granted - April 2025	37,500	177
Total vested	(1,197,944)	5,742
Vested – July 2024	(78,801)	394
Vested – November 2024, with performance conditions	(213,687)	1,134
Vested – November 2024	(103,638)	524
Vested – December 2024	(77,306)	417
Vested – February 2025	(13,922)	68
Vested – March 2025	(69,287)	328
Vested – April 2025	(385,787)	1,737
Vested – June 2024	(255,516)	1,140
Total forfeitures	(150,712)	728
Forfeitures - employee terminations	(121,591)	571
Forfeitures – December 2021 awards with market condition	(29,121)	157
Non-vested – June 30, 2025	**2,169,900**	**7,833**

Awards granted

In August 2024, October 2024, January 2025 and April 2025, respectively, the Company granted 32,800, 100,000, 65,000 and 37,500 shares of restricted stock to employees which have time-based vesting conditions and which are subject to the employee's continued employment with the Company through the applicable vesting dates. In November 2024, the Company awarded 1,198,310 shares of restricted stock to executive officers and employees which contained time and performance-based (market conditions related to share price performance) vesting conditions.

In October 2023, the Company awarded 333,080 shares of restricted stock with time-based vesting conditions to approximately 150 employees, which are subject to the employees continued employment with the Company through the applicable vesting dates. In October 2023, the Company awarded 310,916 shares of restricted stock to executive officers which contained time and performance-based (market conditions related to share price performance) vesting conditions. The Company also awarded 225,000 shares of restricted stock to an executive officer in October 2023, which vest on June 30, 2025, except if the executive officer is terminated for cause, in which case the award will be forfeited. In January 2024, February 2024 and June 2024, the Company awarded 56,330, 9,195 and 67,720 shares of restricted stock with time-based vesting conditions to employees.

In July 2022, December 2022, January 2023 and June 2023, the Company awarded 32,582, 430,399, 11,806 and 23,828 shares of restricted stock, respectively, to employees and an executive officer which have time-based vesting conditions. In December 2022, the Company awarded 257,868 shares of restricted stock to executive officers which contained time and performance-based (market conditions related to share price performance) vesting conditions. The Company also agreed to match, on a one-for-one basis, (1) an employee's purchase of up to $1.0 million worth of the Company's shares of common stock in open market purchases, and in August 2022, the Company granted 179,498 shares of restricted stock to the employee, and (2) another employee's purchase of up to 150,000 shares of the Company's common stock, and in November 2022, the Company granted 150,000 shares of restricted stock to the employee. These shares of restricted stock contain time-based vesting conditions. The Company awarded 300,000 shares to an executive officer on December 31, 2022, which vested on the date of the award.

The Company has agreed to grant an advisor 5,500 shares per month in lieu of cash for services provided to the Company. The Company and the advisor have agreed that the Company will issue the shares to the advisor, in arrears, on a quarterly basis. During the year ended June 30, 2025, the Company recorded a stock-based compensation charge of $0.4 million and included the issuance of 66,000 shares of common stock in its issued and outstanding share count.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock (continued)

Awards granted (continued)

Effective January 1, 2022, the Company agreed to grant an advisor shares in lieu of cash for services provided to the Company during a contract term that was scheduled to expire on December 31, 2022. The contract could have been terminated early if certain agreed events occur, and the contract was mutually terminated in November 2022 as no further services were required. The advisor agreed to receive 6,481 shares of the Company's common stock per month as payment for services rendered and is not entitled to receive additional shares if the contract is terminated early due to the occurrence of the agreed events. The 6,481 shares granted per month was calculated using an agreed monthly fee of $35,000 divided by the Company's closing market price on January 3, 2022, on the Nasdaq Global Select Market. The Company and the advisor have agreed that the Company will issue the shares to the advisor, in arrears, on a quarterly basis and that the shares may not be transferred until the earlier of December 31, 2022, or the occurrence of the agreed event. During the year ended June 30, 2023, the Company recorded a stock-based compensation charge of $0.2 million and included the issuance of 32,405 shares of common stock in its issued and outstanding share count.

Awards vested

During the years ended June 30, 2025, 2024 and 2023, respectively, 1,197,944, 1,002,241 and 742,464 shares of restricted stock with time-based and performance-based vesting conditions vested. The June 30, 2025, shares include 78,801 shares of restricted stock granted to Mr. Meyer, our former Group CEO, which vested in July 2024, and 103,638 shares of restricted stock with performance conditions (share price targets) which vested in November 2024, following the achievement of the agreed performance condition. The June 30, 2024, shares of stock vesting includes 58,652 shares with a performance-based condition related to the achievement of the 2021 to 2024 financial services plan. The fair value of restricted stock which vested during the years ended June 30, 2025, 2024 and 2023, was $5.9 million, $5.2 million and $3.2 million, respectively.

In November 2024, 27,546 shares of restricted stock granted to Mr. Mali vested and he elected for 12,396 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares. In addition, in November and December 2024 and February, April, May and June 2025, an aggregate of 556,889 shares of restricted stock granted to employees vested and they elected for 185,437 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares.

In May 2024, 55,598 shares of restricted stock granted to Mr. Mali vested and he elected for 25,020 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares. In addition, in November and December 2023 and February, April, May and June 2024, an aggregate of 556,889 shares of restricted stock granted to employees vested and they elected for 128,415 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares.

In July 2022, 78,801 shares of restricted stock granted to Mr. Meyer vested and he elected for 35,460 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares. In May 2023, 55,599 shares of restricted stock granted to Mr. Mali vested and he elected for 25,020 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares. In addition, in November and December 2022 and February, April, May and June 2023, an aggregate of 434,279 shares of restricted stock granted to employees vested and they elected for 190,394 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares.

These 197,833 (12,396 plus 185,437), 153,435 (25,020 plus 128,415) and 250,874 (35,460 plus 25,020 plus 190,394) shares have been included in our treasury shares for the year ended June 30, 2025, 2024 and 2023, respectively.

Awards forfeited

During the year ended June 30, 2025, 29,121 shares of restricted stock were forfeited by an employee as the market condition (related to share price performance) were not achieved. During the year ended June 30, 2025, employees forfeited 121,591 shares of restricted stock following their termination of employment with the Company.

During the year ended June 30, 2024, 217,386 shares of restricted stock were forfeited by executive officers (including former executive officers) as the market condition (related to share price performance) were not achieved. During the year ended June 30, 2024, employees forfeited 82,077 shares of restricted stock following their termination of employment with the Company.

During the year ended June 30, 2023, 80,000 shares of restricted stock were forfeited by an executive officer as the performance condition (related to net asset value targets) was not achieved. During the year ended June 30, 2023, employees forfeited 34,365 shares of restricted stock following their termination of employment with the Company.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Lesaka ESOP Trust

On November 14, 2024, the Company announced that its shareholders voted on and approved the funding and issuance of shares to the Lesaka ESOP Trust at its annual general meeting. The Lesaka Employee Share Ownership Plan ("ESOP") is designed to create alignment with the Company's long-term growth objectives. The Lesaka ESOP Trust is also expected to advance the Company's transformation initiatives and plays an important role in improving the company's Broad-Based Black Economic Empowerment ("BBBEE") rating. As of November 2024, when shareholders approved the plan, the Company's employee base was comprised of approximately 87% designated groups for BBBEE purposes. Through the creation of a broader base of employee ownership, the Company is helping to promote economic inclusion and contribute to transformation in the broader South African economy. The Lesaka ESOP Trust is structured as an evergreen trust, ensuring the permanence of the plan and allowing for the inclusion of future employees as the Company continues to grow.

The Lesaka ESOP Trust was required to have an effective holding of 3% of the Company's issued shares at the date of implementation, and in February 2025, the Company issued 2,490,000 shares of its common stock to the Lesaka ESOP Trust. The subscription price payable by the Lesaka ESOP Trust for the shares was vendor funded by the Company through a notional vendor funding ("NVF") structure whereby the Company provided a notional loan to the Lesaka ESOP Trust representing the fair value of the shares, facilitating the acquisition by the Lesaka ESOP Trust of the shares without requiring any upfront payment by the Lesaka ESOP Trust except for the payment of a nominal value of $ 0.001 per share. The NVF structure will achieve the same economic effect as a traditional loan structure from the Company to the Lesaka ESOP Trust to enable the Lesaka ESOP Trust to subscribe for shares in the Company, but without any actual flow of funds from the Company to the Trust.

A notional amount on the date of issue was ascribed to each share that the Lesaka ESOP Trust subscribed for, which is equal to the fair market value of one of the Company shares of common stock (which is the amount the Lesaka ESOP Trust would have paid for one of the Company's shares in an ordinary course cash transaction with the Company) less a 10% discount. The principal amount on the NVF loan will accrue interest at a fixed rate of 3% per annum. The NVF will have a five-year term. The notional amount was not recognized in the Company's financial statements because it represents a formula to calculate the number of the Company's shares of common stock to be returned by the Lesaka ESOP Trust to the Company after five years.

On or about the 5th anniversary of the implementation date of the ESOP ("Maturity Date"), the Company will have the option to repurchase a portion of the shares held by the Lesaka ESOP Trust at the nominal aggregate amount to settle the total NVF loan outstanding. The number of shares to be repurchased will be determined by using a formula set out in the transaction documents that considers the total NVF loan outstanding on the Maturity Date and the market value of one of the Company's shares held by the Lesaka ESOP Trust. The purchase consideration that would have been payable for the shares the Company will repurchase (which is the fair market value the Company would have paid for the shares in an ordinary course cash transaction with the Lesaka ESOP Trust on the Maturity Date) will be set off against the total NVF loan outstanding. After settlement of the NVF loan, 50% of the remaining shares held by the Lesaka ESOP Trust, if any, will be distributed to eligible employees.

The Lesaka ESOP Trust will hold shares of the Company's common stock. The Lesaka ESOP Trust will therefore be entitled to receive its proportionate share of any dividends and other distributions declared by the Company to its shareholders and vote its shares held on matters requiring shareholder approval.

The Lesaka ESOP Trust is administered by the board of trustees made up of five members nominated by the Company's Board and the participants in the ESOP. The Company's Board has the right to nominate two members to the board of trustees. The balance of the trustees, one of which must be an independent trustee, are nominated by the participants. The nominees appointed to the board of trustees may not be members of the Company's Board or an officer as contemplated in Rule 16a-(f) of the Securities and Exchange Act of 1934. The nominees of the participants need to meet an election criteria to be eligible for nomination which requires participant nominees to have been employed by the Group for a continuous and uninterrupted period of at least three years. The trustees have the discretion to determine how the Lesaka ESOP Trust should vote shares of the Company common stock held on matters requiring the Company's shareholders approval. The decisions by the trustees are decided by a majority vote.

The Company is responsible for all reasonable operating expenses incurred by the Lesaka ESOP Trust until such time as the Lesaka ESOP Trust has sufficient cash resources of its own to settle its operating expenses. The Company controls the Lesaka ESOP Trust because the Lesaka ESOP Trust is considered to be a variable interest entity ("VIE") in which the Company has a controlling financial interest. Accordingly, the Lesaka ESOP Trust is consolidated by the Company. As the Lesaka ESOP Trust is consolidated by the Company, the 2,490,000 shares of the Company's common stock held by Lesaka ESOP Trust are accounted for as treasury shares at the nominal amount of $0.001 per share. Purchases and sales of the Company's common stock between the Company and the Lesaka ESOP Trust will be recognized within equity with no profit or loss being recognized in the statement of operations on such acquisition or disposal.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Lesaka ESOP Trust (continued)

Qualifying employees were allocated A and B units. An A unit represents an option for the employees to acquire shares of the Company's common stock in future. The A unit represents an equity-settled share-based payment, requiring the recognition of a stock-based compensation charge over a five year service period. The A units were measured at their grant date fair value using a Black Scholes valuation model. A B unit represents an employees' entitlement to cash payments based on dividends paid by the Company to the Lesaka ESOP Trust, and consequently distributions that the Lesaka ESOP Trust makes to qualifying employees who are beneficiaries of the Lesaka ESOP Trust. These payments represent an employee benefit, requiring that the Company to recognize an expense to the value of the payment made when each payment is made.

Initial qualifying employees are required to have a minimum of two year's service with the Company, with criteria being determined on December 31, 2024. Initial qualifying employees received invitation and allocation notices on or around April 1, 2025. As employees complete two years' service to any subsidiary of the Company they will become eligible for consideration as a beneficiary of the Lesaka ESOP Trust. Qualifying employees include employees of recent acquisitions, including Adumo.

On April 1, 2025, the Lesaka ESOP Trust awarded 2,030 qualifying employees 1,989,400 A units and 2,030 B units. Lesaka's closing price on the Nasdaq on April 1, 2025 was $5.00 per share and each A unit was issued with an initial strike price of $4.50 (the closing price less a 10% discount) and is expected to grow by 3% per annum through to April 1, 2030. The Company estimated a forfeiture rate of 8% per annum. The fair value of each A unit is estimated on the date of grant using Black-Scholes model that uses the assumptions noted in the table below. The estimated expected volatility is generally calculated based on the Company's 1,251-day volatility. The estimated expected life of the option was determined as the period from grant date through to the vesting date in February 2030. The table below presents the range of assumptions used to value options granted during the years ended June 30, 2025:

	2025	
Expected volatility	46	%
Expected dividends	0	%
Expected life (in years)	4.9	
Risk-free rate	4.17	%

Stock-based compensation charge and unrecognized compensation cost

The Company has recorded a net stock compensation charge of $9.5 million, $7.9 million and $7.3 million for the years ended June 30, 2025, 2024 and 2023, respectively, which comprised:

	Total charge	Allocated to IT processing, servicing and support	Allocated to selling, general and administration
Year ended June 30, 2025			
Stock-based compensation charge	$ 9,482	$ -	$ 9,482
Stock-based compensation charge related to ESOP	157	-	157
Reversal of stock compensation charge related to stock options and restricted stock forfeited	(89)	-	(89)
Total - year ended June 30, 2025	$ 9,550	$ -	$ 9,550
Year ended June 30, 2024			
Stock-based compensation charge	$ 8,045	$ -	$ 8,045
Reversal of stock compensation charge related to stock options and restricted stock forfeited	(134)	-	(134)
Total - year ended June 30, 2024	$ 7,911	$ -	$ 7,911
Year ended June 30, 2023			
Stock-based compensation charge	$ 7,673	$ -	$ 7,673
Reversal of stock compensation charge related to stock options and restricted stock forfeited	(364)	-	(364)
Total - year ended June 30, 2023	$ 7,309	$ -	$ 7,309

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock-based compensation charge and unrecognized compensation cost (continued)

The stock-based compensation charges and reversal have been allocated to selling, general and administration based on the allocation of the cash compensation paid to the relevant employees.

As of June 30, 2025, the total unrecognized compensation cost related to stock options was approximately $5.3 million, which the Company expects to recognize over approximately two years. As of June 30, 2025, the total unrecognized compensation cost related to restricted stock awards was approximately $5.0 million, which the Company expects to recognize over approximately three years.

Income tax consequences

During the years ended June 30, 2025, 2024 and 2023, the Company recorded a deferred tax benefit of $1.0 million, $0.7 million and $0.6 million, respectively, related to the stock-based compensation charge recognized related to employees of Lesaka. During these periods the Company recorded a valuation allowance related to the full deferred tax benefit recognized because it does not believe that the stock-based compensation deduction would be utilized as it does not anticipate generating sufficient taxable income in the United States. The Company deducts the difference between the market value on the date of exercise by the option recipient and the exercise price from income subject to taxation in the United States.

18. INCOME TAXES

Income tax expense

The table below presents the components of (loss) income before income tax (benefit) expense for the years ended June 30, 2025, 2024 and 2023:

		2025		2024		2023
South Africa	$	(34,317)	$	(4,405)	$	(21,308)
United States		(12,322)		(8,705)		(10,755)
Other[1]		(59,307)		312		(203)
Loss before income tax (benefit) expense	$	(105,946)	$	(12,798)	$	(32,266)

(1) Amount for the year ended June 30, 2025, includes the impact of the change in fair value of equity securities discussed in Note 6 related to MobiKwik.

Presented below is income tax expense (benefit) by location of the taxing jurisdiction for the years ended June 30, 2025, 2024 and 2023:

		2025		2024		2023
Current tax expense	$	5,757	$	5,766	$	6,317
South Africa		5,582		5,634		6,317
Other		175		132		-
Deferred tax (benefit) expense		(23,955)		(2,712)		(7,442)
South Africa		(13,817)		(2,716)		(7,490)
United States		(10,120)		-		-
Other		(18)		4		48
Foreign tax credits generated – United States		-		309		115
Change in tax rate – South Africa		-		-		(1,299)
Income tax (benefit) expense	$	(18,198)	$	3,363	$	(2,309)

There were no changes to the enacted income tax rate in the years ended June 30, 2025 and 2024 in any of our major jurisdictions. The South African corporate income tax rate reduced from 28% to 27%, effective from July 1, 2022, for all of the Company's South African subsidiaries with income tax years commencing on July 1, 2022. The change in the income tax rate was enacted on January 5, 2023, and accordingly all deferred taxes assets and liabilities were remeasured to the new tax rate on that date. This resulted in the inclusion of an income tax benefit of $1.3 million in the Company's income tax (benefit) expense line in its consolidated statements of operations for the year ended June 30, 2023, as a result of the reversal of a portion of the deferred tax assets and liabilities recognized as of December 31, 2022.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. INCOME TAX (continued)

Income tax expense (continued)

The Company's current tax expense for the year ended June 30, 2025, was higher than the previous year due to the higher taxable income generated by the Company's subsidiaries during the year ended June 30, 2025, primarily due to the acquisition of Adumo and Recharger, and improved profitability generated from the Consumer operating segment, compared with the year ended June 30, 2024.

The Company's deferred tax (benefit) expense for the year ended June 30, 2025, was higher compared with the previous year due to reversal of the deferred tax liability (a benefit) related to the change in the carrying amount of our entire investment in MobiKwik, the inclusion of the deferred tax benefit recorded during the year ended June 30, 2025, related to the amortization of intangible assets recognized due to the acquisition of Adumo and Recharger and the reversal of $12.8 million related to certain valuation allowances created in prior years following (i) an improvement in profitability of certain of the Company's subsidiaries and (ii) a change in judgment on the need for a valuation allowance of $11.4 million related to an entity which the Company believes has achieved sustainable profitability. During the year the Company recognized a benefit for operating loss carryforwards generated of $6.8 million where the related deferred tax asset was not offset by a valuation allowance. During the year the Company recognized a valuation allowance related to an operating loss carryforward of $6.0 million following a determination by the management, after considering both positive and negative evidence, that the operating loss carryforward would not be realized.

The Company's deferred tax (benefit) expense for the year ended June 30, 2024, was lower compared with the previous year due to the inclusion of the deferred tax benefit recorded during the year ended June 30, 2023, related to the amortization of intangible assets recognized due to the acquisition of Connect. Deferred tax expense (benefit) for the year ended June 30, 2024, also includes lower prepaid expense balances as of June 30, 2024 which reduces the deferred tax benefit.

During the years ended June 30, 2025, 2024 and 2023, the Company incurred net operating losses through certain of its South African wholly-owned subsidiaries and recorded a deferred tax benefit related to these losses. However, the Company has created a valuation allowance for certain of these net operating losses which reduced the deferred tax benefit recorded. Net operating losses and associated valuation allowance created during the year ended June 30, 2025, were lower then in previous periods due to the improvement in operating performance by the Company's subsidiaries.

A reconciliation of income taxes, calculated at the fully-distributed South African income tax rate to the Company's effective tax rate, for the years ended June 30, 2025, 2024 and 2023, is as follows:

	2025	2024	2023
Income taxes at South African income tax rates	27.00 %	27.00 %	27.00 %
Non-deductible interest expense	(1.29) %	(24.55) %	- -
Movement in valuation allowance	5.62 %	(22.15) %	(17.66) %
Non-deductible transaction costs	(4.19) %	(5.91) %	- -
Goodwill impairment	(4.22) %	- -	- -
Capital gains tax rate differential	- -	1.62 %	(0.51) %
Prior year adjustments	0.22 %	(1.37) %	7.60 %
Non-deductible items	(3.23) %	(1.11) %	(13.28) %
Foreign tax credits	0.03 %	0.19 %	-
Foreign tax rate differential	(2.77) %	-	(0.02) %
Change in tax laws – South Africa	-	-	4.03 %
Effective tax rate	17.17 %	(26.28) %	7.16 %

Percentages included in the 2024 column in the reconciliation of income taxes presented above are specifically impacted by the loss incurred by the Company during the years ended June 30, 2024. For instance, for the year ended June 30, 2024, income tax expense of $3.4 million represents (26.28%) multiplied by the loss before tax (benefit) expense of $(12,798).

Movement in the valuation allowance for the year ended June 30, 2025, includes the impact of the reversal of the allowances created in previous periods related to certain net operating loss carryforwards which the Company believes are no longer required following improved and sustained profitability generated by certain of the Company's subsidiaries. Non-deductible items for the year ended June 30, 2025, includes transactions costs and interest expense incurred which the Company cannot deduct for income tax purposes.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18.   INCOME TAX (continued)

Income tax expense (continued)

Movement in the valuation allowance for the year ended June 30, 2024, includes allowances created related to certain net operating loss carryforwards generated during the year. Non-deductible items for the year ended June 30, 2024, includes transactions costs and interest expense incurred which the Company cannot deduct for income tax purposes

Movement in the valuation allowance for the year ended June 30, 2023, includes allowances created related to certain net operating losses incurred during the year. Non-deductible items for the year ended June 30, 2023, includes the goodwill impairment loss recognized and interest expense incurred which the Company cannot deduct for income tax purposes.

Deferred tax assets and liabilities

Deferred taxes reflect the temporary differences between the financial statement carrying amount and tax bases of assets and liabilities and carryforwards measured using enacted tax rates in effect for the year in which the items are expected to reverse. The primary components of the temporary differences and carryforwards that gave rise to the Company's deferred tax assets and liabilities as of June 30, and their classification, were as follows:

	June 30, 2025	June 30, 2024
Total deferred tax assets		
Equity investments	$ 29,475	$ 28,786
Capital loss carryforwards	7,094	9,253
Net operating loss carryforwards	63,740	42,025
Foreign tax credit carryforwards	12,300	32,527
Provisions and accruals	6,648	3,294
Other	4,604	4,494
Total deferred tax assets before valuation allowance	123,861	120,379
Valuation allowances	(107,252)	(114,687)
Total deferred tax assets, net of valuation allowance	16,609	5,692
Total deferred tax liabilities:		
Intangible assets	36,403	29,918
Equity investments	-	10,354
Other	1,573	102
Total deferred tax liabilities	37,976	40,374
Reported as		
Long-term deferred tax assets, net	12,554	3,446
Long-term deferred tax liabilities, net	33,921	38,128
Net deferred tax liabilities	$ 21,367	$ 34,682

Decrease in total net deferred tax liabilities

Equity investments, an asset

Equity investments as of June 30, 2025 and 2024, comprises the temporary differences arising from the difference between the amount paid for Cell C in August 2017 and the its financial statements carrying amount as of the respective year end, of $0.0 million (nil), and the difference between the amount paid for CPS in 2004 and the its financial statement carrying amount as of the respective year end, of $0.0 million (nil). The change in Equity investments also includes the impact of currency changes between the South African Rand against the United States dollar.

Capital loss carryforwards

Capital loss carryforwards as of June 30, 2025 and 2024, comprises the temporary differences arising from the disposal of Finbond which resulted in the generation of capital loss carryforwards in South Africa of $17.7 million and capital loss carryforwards in the United States of $15.5 million. Capital loss carryforwards in South Africa do not expire, and capital loss carryforward in the United States expired after five years, between 2026 and 2030. The change in Capital loss carryforwards also includes the impact of currency changes between the South African Rand against the United States dollar.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. INCOME TAX (continued)

Deferred tax assets and liabilities (continued)

Decrease in total net deferred tax liabilities (continued)

Foreign tax credit carryforwards

Foreign tax credit carryforwards as of June 30, 2025 and 2024, comprises foreign tax credits generated from distributions from Lesaka's subsidiaries. The tax credits as of June 30, 2025, expire in June 2026. During the year ended June 30, 2025, foreign tax credits of $20.2 million expired.

Net operating loss carryforwards

Net operating loss carryforwards have increased primarily due to pre-existing net operating loss carryforwards recognized by certain subsidiaries as of the acquisition date of these subsidiaries, as well as due to losses incurred by certain of the Company's subsidiaries and the impact of currency changes between the South African Rand against the United States dollar, which was partially offset by net operating losses carryforwards utilized during the year following improved profitability generated by certain of the Company's subsidiaries.

Intangibles assets

Intangible assets include intangible assets recognized related to the acquisition of Adumo and Recharger during the year ended June 30, 2025 (refer to Note 3), and Connect during the year ended June 30, 2022 and have increased compared to June 30, 2024, due to the acquisition of Adumo and Recharger, which was partially offset by the amortization of the intangible assets.

Equity investments

Equity investment includes our investment in MobiKwik (refer to Note 9) as of June 30, 2024. The Company disposed of its entire investment in MobiKwik during the year ended June 30, 2025, and have released the deferred tax liability previously recognized.

Decrease in valuation allowance

At June 30, 2025, the Company had deferred tax assets of $16.6 million (2024: $5.7 million), net of the valuation allowance. Management believes, based on the weight of available positive and negative evidence it is more likely than not that the Company will realize the benefits of these deductible temporary differences and carryforwards, net of the valuation allowance. However, the amount of the deferred tax asset considered realizable could be adjusted in the near term if estimates of taxable income are revised.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18.   INCOME TAX (continued)

Deferred tax assets and liabilities (continued)

Decrease in valuation allowance (continued)

At June 30, 2025, the Company had a valuation allowance of $107.3 million (2024: $114.7 million) to reduce its deferred tax assets to the estimated realizable value. The movement in the valuation allowance for the years ended June 30, 2025, 2024 and 2023, is presented below:

	Total	Equity investments	Capital loss carry-forwards	Net operating loss carry-forwards	Foreign tax credit carry-forwards	Other
July 1, 2023	$ 109,120	$ 27,782	$ 8,485	$ 38,381	$ 32,599	$ 1,873
Charged to statement of operations	5,061	-	665	3,163	-	1,233
Reversed to statement of operations	(1,865)	-	-	(1,793)	(72)	-
Foreign currency adjustment	2,371	1,004	103	1,215	-	49
Net change in the valuation allowance	5,567	1,004	768	2,585	(72)	1,282
June 30, 2024	114,687	28,786	9,253	40,966	32,527	3,155
Charged to statement of operations	6,241	-	977	4,063	-	1,201
Reversed to statement of operations	(12,846)	-	-	(10,685)	-	(2,161)
Utilized	(25,528)	-	(3,226)	(2,002)	(20,227)	(73)
Acquired in business combinations	22,976	-	-	20,354	-	2,622
Foreign currency adjustment	1,722	690	90	887	-	55
Net change in the valuation allowance	(7,435)	690	(2,159)	12,617	(20,227)	1,644
June 30, 2025	$ 107,252	$ 29,476	$ 7,094	$ 53,583	$ 12,300	$ 4,799

Net operating loss carryforwards and foreign tax credit carryforwards

South Africa

Net operating loss carryforwards generated in South Africa of $212.1 million are carried forward indefinitely, but the loss carryforward that may be used against future taxable income is limited to 80% of taxable income before the net operating loss deduction.

United States

Net operating loss carryforwards generated in the United States of $30.8 million are carried forward indefinitely, but the loss carryforward that may be used against future taxable income is limited to 80% of taxable income before the net operating loss deduction.

Lesaka had no net unused foreign tax credits that are more likely than not to be realized as of June 30, 2025 and 2024, respectively.

Unrecognized tax benefits

As of June 30, 2025 and 2024, the Company had no unrecognized tax benefits. The Company files income tax returns mainly in South Africa, Botswana, Namibia and in the U.S. federal jurisdiction. As of June 30, 2025, the Company's South African subsidiaries are no longer subject to income tax examination by the South African Revenue Service for periods before June 30, 2020. The Company is subject to income tax in other jurisdictions outside South Africa, none of which are individually material to its financial position, statement of cash flows, or results of operations.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

19. (LOSS) EARNINGS PER SHARE

The Company has issued redeemable common stock (refer to Note 14) which is redeemable at an amount other than fair value. Redemption of a class of common stock at other than fair value increases or decreases the carrying amount of the redeemable common stock and is reflected in basic earnings per share using the two-class method. There were no redemptions of common stock, or adjustments to the carrying value of the redeemable common stock during the years ended June 30, 2025, 2024 and 2023. Accordingly, the two-class method presented below does not include the impact of any redemption.

Basic (loss) earnings per share includes shares of restricted stock that meet the definition of a participating security because these shares are eligible to receive non-forfeitable dividend equivalents at the same rate as common stock. Basic (loss) earnings per share has been calculated using the two-class method and basic (loss) earnings per share for the years ended June 30, 2025, 2024 and 2023, reflects only undistributed earnings. The computation below of basic (loss) earnings per share excludes the net loss attributable to shares of unvested restricted stock (participating non-vested restricted stock) from the numerator and excludes the dilutive impact of these unvested shares of restricted stock from the denominator.

Diluted (loss) earnings per share have been calculated to give effect to the number of shares of additional common stock that would have been outstanding if the potential dilutive instruments had been issued in each period. Stock options are included in the calculation of diluted (loss) earnings per share utilizing the treasury stock method and are not considered to be participating securities, as the stock options do not contain non-forfeitable dividend rights. The calculation of diluted (loss) earnings per share includes the dilutive effect of a portion of the restricted stock granted to employees during the current and previous fiscal periods as these shares of restricted stock are considered contingently returnable shares for the purposes of the diluted (loss) earnings per share calculation and the vesting conditions in respect of a portion of the restricted stock had been satisfied. The vesting conditions are discussed in Note 17. The Company has excluded employee stock options to purchase 188,632, 46,777 and 112,783 shares of common stock from the calculation of diluted loss per share during the years ended June 30, 2025, 2024 and 2023, respectively, because the effect would be antidilutive.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

19. (LOSS) EARNINGS PER SHARE (continued)

The following table presents net loss attributable to Lesaka and the share data used in the basic and diluted (loss) earnings per share computations using the two-class method for the years ended June 30, 2025, 2024 and 2023:

	2025	2024	2023
	(in thousands except percent and per share data)		
Numerator:			
Net loss attributable to Lesaka	$ (87,504)	$ (17,440)	$ (35,074)
Undistributed loss	(87,504)	(17,440)	(35,074)
Percent allocated to common shareholders (Calculation 1)	97%	95%	95%
Numerator for loss per share: basic and diluted	$ (84,557)	$ (16,651)	$ (33,407)
Denominator			
Denominator for basic loss per share:			
weighted-average common shares outstanding	73,891	61,276	60,134
Effect of dilutive securities:			
Denominator for diluted loss per share: adjusted weighted average common shares outstanding and assumed conversion	73,891	61,276	60,134
Loss per share:			
Basic	$ (1.14)	$ (0.27)	$ (0.56)
Diluted	$ (1.14)	$ (0.27)	$ (0.56)
(Calculation 1)			
Basic weighted-average common shares outstanding (A)	73,891	61,276	60,134
Basic weighted-average common shares outstanding and unvested restricted shares expected to vest (B)	76,466	64,179	63,134
Percent allocated to common shareholders (A) / (B)	97%	95%	95%

Options to purchase 6,493,683, 4,737,543 and 276,616 shares of the Company's common stock at prices ranging from $4.87 to $14.00 (2025 and 2024) and $4.87 to $11.23 (2023) per share were outstanding during the year ended June 30, 2025, 2024 and 2023, respectively, but were not included in the computation of diluted (loss) earnings per share because the options' exercise prices were greater than the average market price of the Company's common shares. The options, which expire at various dates through February 3, 2032, were still outstanding as of June 30, 2025.

20. SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents supplemental cash flow disclosures for the years ended June 30, 2025, 2024 and 2023:

	2025	2024	2023
Cash received from interest	$ 2,576	$ 2,277	$ 1,841
Cash paid for interest	$ 18,077	$ 17,381	$ 13,278
Cash paid for income taxes, net of refunds received	$ 6,481	$ 6,506	$ 7,200

As discussed in Note 17, during the year ended June 30, 2023, an employee exercised stock options through the delivery of 23,934 shares of the Company's common stock at the closing price on March 7, 2023 of $4.76 under the terms of their option agreements. These shares are included in the Company's total share count and the amount is reflected as treasury shares on the consolidated balance sheet as of June 30, 2023 and consolidated statement of changes in equity for the year ended June 30, 2023.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

20. **SUPPLEMENTAL CASH FLOW INFORMATION (continued)**

Disaggregation of cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash included on the Company's consolidated statement of cash flows includes restricted cash related to cash withdrawn from one of the Company's debt facilities to fund ATMs. This facility was cancelled in November 2024. The Company was only permitted to use this cash to fund ATMs and this cash was considered restricted as to use and therefore was classified as restricted cash. Cash, cash equivalents and restricted cash also includes cash in certain bank accounts that has been ceded to Nedbank. As this cash has been pledged and ceded it may not be drawn and is considered restricted as to use and therefore is classified as restricted cash as well. Refer to Note 12 for additional information regarding the Company's facilities. The following table presents the disaggregation of cash, cash equivalents and restricted cash as of June 30, 2025, 2024 and 2023:

	2025	2024	2023
Cash and cash equivalents	$ 76,520	$ 59,065	$ 35,499
Restricted cash	119	6,853	23,133
Cash, cash equivalents and restricted cash	$ 76,639	$ 65,918	$ 58,632

Leases

The following table presents supplemental cash flow disclosure related to leases for the years ended June 30, 2025, 2024 and 2023:

	2025	2024	2023
Cash paid related to lease liabilities			
Operating cash flows from operating leases	$ 4,834	$ 3,238	$ 2,866
Right-of-use assets obtained in exchange for lease obligations			
Operating leases	$ 5,707	$ 4,800	$ 983

21. **OPERATING SEGMENTS**

Operating segments

The Company discloses segment information as reflected in the management information systems reports that its chief operating decision maker ("CODM") uses in making decisions and to report certain entity-wide disclosures about products and services, and the countries in which the entity holds material assets or reports material revenues.

Change to internal reporting structure and recast of previously reported information

The Company currently has three reportable segments: Merchant, Consumer and Enterprise. The Company's CODM is the Company's Executive Chairman. During the second quarter of fiscal 2025, he changed the Company's operating and internal reporting structures to present a new segment, Enterprise, separately. The CODM has decided to analyze the Company's operating performance primarily based on these three operational lines, namely,

 (i) Merchant, which focuses on both formal and informal sector merchants. Formal sector merchants are generally in urban areas, have higher revenues and have access to multiple service providers. Informal sector merchants, which are often sole proprietors and usually have lower revenues compared with formal section merchants, operate in rural areas or in informal urban areas and do not always have access to a full-suite of traditional banking products;

 (ii) Consumer, which primarily focuses on individuals who have historically been excluded from traditional financial services and to whom we offer transactional accounts (banking), insurance, lending (short-term loans), payments solutions (digital wallet) and various value-added services; and

 (iii) Enterprise, which comprises large-scale corporate and government organizations, including but not limited to banks, mobile network operators ("MNOs") and municipalities, and, through Recharger, landlords utilizing Recharger's prepaid electricity metering solution.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

21. OPERATING SEGMENTS (continued)

Reallocation of certain activities among operating segments in Q2 2025

The change in our operating segments during the second quarter of fiscal 2025 included the separation of Enterprise out of Merchant. The Company has also allocated the majority of Adumo's operations to Merchant, with a smaller part of its operations focusing on the provision of physical and digital prepaid and secure payout solutions for South African businesses with large individual end-users being allocated to Consumer. Previously reported information has been recast.

The Merchant segment includes revenue generated from the sale of ADP (select prepaid solutions, supplier-enabled payments, international money transfer and other) and card-acquiring services to informal sector merchants. It also includes activities related to the provision of goods and services provided to corporate and other juristic entities. The Company earns fees from processing activities performed (including card acquiring and the provision of a payment gateway services) for its customers, and rental and license fees from the provision of point of sales ("POS") hardware and software to the hospitality industry. The Company also provides cash management and payment services to merchant customers through a digital vault which is located at the customer's premises and through which the Company is able to provide the services which generate processing fee revenue. From July 1, 2023, the segment includes fees earned from transactions performed by customers utilizing its ATM infrastructure.

The Consumer segment includes activities related to the provision of financial services to customers, including a bank account, loans and insurance products. The Company charges monthly administration fees for all bank accounts. Customers that have a bank account managed by the Company are issued cards that can be utilized to withdraw funds at an ATM or to transact at a merchant POS. The Company earns processing fees from transactions processed for these customers. The Company also earns fees on transactions performed by other banks' customers utilizing its ATM (until June 30, 2023) or POS. The Company provides short-term loans to customers in South Africa for which it earns initiation and monthly service fees, and interest revenue from the second quarter of fiscal 2025. The Company writes life insurance contracts, primarily funeral-benefit policies, and policy holders pay the Company a monthly insurance premium. The Company also earns fees from the provision of physical and digital prepaid and secure payout solutions for South African businesses.

The Enterprise segment provides its business and government-related customers with transaction processing services that involve the collection, transmittal and retrieval of transaction data. Through Recharger, Enterprise offers landlords access to Recharger's prepaid electricity metering solution through which Enterprise earns commission revenue from prepaid electricity voucher sales to tenants recharging prepaid meters. This segment also includes sales of hardware and licenses to customers. Hardware includes the sale of POS devices, SIM cards and other consumables which can occur on an ad hoc basis. Licenses include the right to use certain technology developed by the Company.

The Company evaluates segment performance based on segment earnings before interest, tax, depreciation and amortization ("EBITDA"), adjusted for items mentioned in the sentences below ("Segment Adjusted EBITDA"), the Company's reportable segments' measure of profit or loss.

The Company obtained a general lending facility in February 2025, which has been partially used to fund a portion of its Consumer lending during the four months ended June 30, 2025, and interest related to these borrowings have been allocated to Consumer. The Company also included an intercompany interest expense in its Consumer Segment Adjusted EBITDA for the eight months ended February 28, 2025.

The Company does not allocate once-off items, stock-based compensation charges, depreciation and amortization, impairment of goodwill or other intangible assets, other items (including gains or losses on disposal of investments, fair value adjustments to equity securities), interest income, certain interest expense, income tax expense or loss from equity-accounted investments to its reportable segments. Group costs generally include: employee related costs in relation to employees specifically hired for group roles and related directly to managing the US-listed entity; expenditures related to compliance with the Sarbanes-Oxley Act of 2002; non-employee directors' fees; legal fees; group and US-listed related audit fees; and directors and officer's insurance premiums. Once-off items represent non-recurring expense items, including costs related to acquisitions and transactions consummated or ultimately not pursued. Unrealized (loss) gain for currency adjustments represents foreign currency mark-to-market adjustments on certain intercompany accounts. Interest adjustment represents the intercompany interest expense included in the Consumer Segment Adjusted EBITDA. The Stock-based compensation adjustments reflect stock-based compensation expense and are excluded from the calculation of Segment Adjusted EBITDA and are therefore reported as reconciling items to reconcile the reportable segments' Segment Adjusted EBITDA to the Company's loss before income tax expense.

Effective from fiscal 2025, all lease charges are allocated to the Company's operating segments, whereas in fiscal 2024 the Company presented certain lease charges on a separate line outside of its operating segments. Prior period information has been re-presented to include the lease charges which were previously reported on a separate line in the Company's Consumer and Merchant (now Merchant, Enterprise and Consumer) operating segments.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

21. OPERATING SEGMENTS (continued)

Reallocation of certain activities among operating segments in Q2 2025 (continued)

Our CODM does not review the components of segment selling, general and administration expenses and is presented with reports which include revenue, net revenue (a non-GAAP measure) and segment adjusted EBITDA.

The table below presents the reconciliation of revenue from external customers to the reportable segment's revenue, significant expenditures, the Company's reportable segment's measure of profit or loss, and certain other segment information for the years ended June 30, 2025, 2024 and 2023, respectively, is as follows:

	Year ended June 30, 2025				
	Merchant	**Consumer**	**Enterprise**	**Unallocated**	**Total**
Revenue from external customers	$ 524,250	$ 96,008	$ 39,443	$ -	$ 659,701
Intersegment revenues	2,348	-	3,113	-	5,461
Segment revenue	**526,598**	**96,008**	**42,556**	**-**	**665,162**
Less segment-related expenses:					
Cost of goods sold, IT processing, servicing and support	425,787	35,603	32,549	-	493,939
Selling, general and administration[1][2]	64,616	36,456	8,720	-	109,792
Segment adjusted EBITDA	**$ 36,195**	**$ 23,949**	**$ 1,287**	**$ -**	**$ 61,431**

	Merchant	**Consumer**	**Enterprise**	**Group costs**	**Total**
Depreciation and amortization	$ 10,997	$ 968	$ 371	$ 21,385	$ 33,721
Expenditures for long-lived assets	$ 18,117	$ 1,500	$ 1,482	$ -	$ 21,099

	Year ended June 30, 2024				
	Merchant	**Consumer**	**Enterprise**	**Unallocated**	**Total**
Revenue from external customers	$ 456,069	$ 69,211	$ 38,942	$ -	$ 564,222
Intersegment revenues	3,721	-	7,955	-	11,676
Segment revenue	**459,790**	**69,211**	**46,897**	**-**	**575,898**
Less segment-related expenses:					
Cost of goods sold, IT processing, servicing and support	393,618	23,165	37,424	-	454,207
Selling, general and administration[1][3]	37,002	33,367	6,542	-	76,911
Segment adjusted EBITDA	**$ 29,170**	**$ 12,679**	**$ 2,931**	**$ -**	**$ 44,780**

	Merchant	**Consumer**	**Enterprise**	**Group costs**	**Total**
Depreciation and amortization	$ 8,141	$ 734	$ 402	$ 14,388	$ 23,665
Expenditures for long-lived assets	$ 11,202	$ 1,317	$ 146	$ -	$ 12,665

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

21. OPERATING SEGMENTS (continued)

The table below presents the reconciliation of revenue from external customers to the reportable segment's revenue, significant expenditures, the Company's reportable segment's measure of profit or loss, and certain other segment information for the year ended June 30, 2023, is as follows:

	Year ended June 30, 2023				
	Merchant	Consumer	Enterprise	Unallocated	Total
Revenue from external customers	$ 416,562	$ 62,801	$ 47,139	$ 1,469	$ 527,971
Intersegment revenues	-	-	3,317	-	3,317
Revenue not allocated to segment	-	-	-	(1,469)	(1,469)
Segment revenue	**416,562**	**62,801**	**50,456**	**-**	**529,819**
Less segment-related expenses:					
Cost of goods sold, IT processing, servicing and support	351,754	29,465	39,176	-	420,395
Selling, general and administration[1]	35,800	31,661	8,024	-	75,485
Segment adjusted EBITDA	**$ 29,008**	**$ 1,675**	**$ 3,256**	**$ -**	**$ 33,939**
	Merchant	Consumer	Enterprise	Group costs	Total
Depreciation and amortization	$ 6,749	$ 1,114	$ 673	$ 15,149	$ 23,685
Expenditures for long-lived assets	$ 12,812	$ 3,170	$ 174	$ -	$ 16,156

(1) Selling, general and administration includes human capital-related expenses (including base salary and bonus), IT-related expenses (including software licenses, hardware maintenance, hosting, and communication expenses), professional fees (including audit, legal, consulting and other fees), lease and utilities expenses, the allowance for credit losses and other operating and support expenses.

(2) Segment Adjusted EBITDA for the year ended June 30, 2025, includes retrenchment and reorganization costs for Merchant of $0.8 million (ZAR 15.7 million), Consumer of $0.1 million (ZAR 1.5 million) and Enterprise of $0.8 million (ZAR 13.6 million); and

(3) Segment Adjusted EBITDA for the year ended June 30, 2024, includes retrenchment costs for Merchant of $0.3 million (ZAR 4.9 million) and Consumer of $0.2 million (3.5 million).

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

21. OPERATING SEGMENTS (continued)

The reconciliation of the reportable segments' measures of profit or loss to loss before income taxes for the years ended June 30, 2025, 2024 and 2023, respectively, is as follows:

		2025		2024		2023
Reportable segments measure of profit or loss	$	61,431	$	44,780	$	33,939
Operating loss: Group costs		(10,743)		(7,844)		(9,109)
Once-off costs		(17,826)		(1,853)		(1,922)
Interest adjustment		2,195		-		-
Unrealized (Loss) Gain for currency adjustments		(23)		83		(222)
Stock-based compensation charge adjustments		(9,550)		(7,911)		(7,309)
Depreciation and amortization		(33,721)		(23,665)		(23,685)
Loss on disposal of equity-accounted investment (Note 9)		(161)		-		(205)
Impairment loss		(18,863)		-		(7,039)
Reversal of allowance for doubtful EMI debt receivable (Note 9)		-		250		-
Change in fair value of equity securities (Note 3)		(59,828)		-		-
Interest income		2,596		2,294		1,853
Interest expense		(21,453)		(18,932)		(18,567)
Loss before income taxes	$	(105,946)	$	(12,798)	$	(32,266)

The segment information as reviewed by the chief operating decision maker does not include a measure of segment assets per segment as all of the significant assets are used in the operations of all, rather than any one, of the segments. The Company does not have dedicated assets assigned to a particular operating segment. Accordingly, it is not meaningful to attempt an arbitrary allocation and segment asset allocation is therefore not presented.

Long-lived assets based on their geographic location as of June 30, 2025, 2024 and 2023, are presented in the table below:

		Long-lived assets				
		2025		2024		2023
South Africa	$	392,098	$	286,700	$	300,104
India - Investment in MobiKwik (Note 9)		-		76,297		76,297
Rest of world		3,055		2,548		2,197
Total	$	395,153	$	365,545	$	378,598

22. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of June 30, 2025 and 2024, the Company had outstanding capital commitments of approximately $0.2 million and $0.3 million, respectively.

Purchase obligations

As of June 30, 2025 and 2024, the Company had purchase obligations totaling $2.9 million and $2.5 million, respectively. The purchase obligations as of June 30, 2025, primarily relate to POS devices, components for safe assets and inventory that will be delivered to the Company and sold to customers in fiscal 2025.

Guarantees

The South African Revenue Service and certain of the Company's customers, suppliers and other business partners have asked the Company to provide them with guarantees, including standby letters of credit, issued by South African banks. The Company is required to procure these guarantees for these third parties to operate its business.

Nedbank has issued guarantees to these third parties amounting to ZAR 2.1 million ($0.1 million, translated at exchange rates applicable as of June 30, 2025) thereby utilizing part of the Company's short-term facilities. The Company pays commission of between 0.47% per annum to 1.84% per annum of the face value of these guarantees and does not recover any of the commission from third parties.

LESAKA TECHNOLOGIES, INC.
Notes to the consolidated financial statements
for the years ended June 30, 2025 and 2024 and 2023
(All amounts stated in thousands of United States Dollars, unless otherwise stated)

22.   COMMITMENTS AND CONTINGENCIES (continued)

RMB has issued guarantees to these third parties amounting to ZAR 33.1 million ($1.9 million, translated at exchange rates applicable as of June 30, 2025) thereby utilizing part of the Company's short-term facilities.

The Company has not recognized any obligation related to these guarantees in its consolidated balance sheet as of June 30, 2025. The maximum potential amount that the Company could pay under these guarantees is ZAR 35.2 million ($2.0 million, translated at exchange rates applicable as of June 30, 2025). As discussed in Note 12, the Company has ceded and pledged certain bank accounts to Nedbank as security for these guarantees with an aggregate value of ZAR 2.1 million ($0.1 million translated at exchange rates applicable as of June 30, 2025). The guarantees have reduced the amount available under its indirect and derivative facilities in the Company's short-term credit facility described in Note 12.

Contingencies

The Company is subject to a variety of insignificant claims and suits that arise from time to time in the ordinary course of business. Management currently believes that the resolution of these other matters, individually or in the aggregate, will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

23.   RELATED PARTY TRANSACTIONS

VCP Agreement

On March 22, 2022, Lesaka and Lesaka SA entered into a Securities Purchase Agreement (the "VCP Agreement") with Value Capital Partners Proprietary Limited ("VCP") , a significant shareholder, whereby VCP undertook to procure that one or more funds under its management (the "Purchasing Funds") would subscribe for, and Lesaka would have the obligation to issue and sell to the Purchasing Funds, ZAR 350.0 million of common stock of Lesaka if (i) an event of default occurred under Facility G or Facility H, (ii) Lesaka SA failed to pay all outstanding amounts in respect of Facility H on the maturity date of such facility, or (iii) the market capitalization of Lesaka on the Nasdaq Capital Market (based on the closing price on such exchange) falls and remained below the U.S. dollar equivalent of ZAR 2.6 billion on more than one day. The VCP Agreement contained customary representations and warranties from Lesaka and VCP and covenants from Lesaka and Lesaka SA. In connection with the VCP Agreement, Lesaka SA agreed to pay VCP a commitment fee in an amount equal to ZAR 5.25 million.

On March 16, 2023, VCP, Lesaka and Lesaka SA, entered into an agreement (the "VCP Amendment Agreement") to amend the maturity date under the agreement with VCP to December 31, 2025, in order to align such date with the maturity date of Facility H. In connection with the VCP Amendment Agreement, Lesaka SA agreed to pay VCP an additional commitment fee in an amount equal to ZAR 8.9 million, which was calculated as 1% per annum of the support provided over the period of the extension, as a result of the amendment to the maturity date.

Additionally, Lesaka, Lesaka SA and VCP entered into a Step-In Rights Letter on March 22, 2022 with RMB, which provided RMB with step in rights to perform the obligations or enforce the rights of Lesaka and Lesaka SA under the VCP Agreement to the extent that Lesaka and Lesaka SA failed to do so and did not remedy such failure within two business days of notice of such failure.

These agreements were all cancelled following the conclusion of the CTA in February 2025 (refer to Note 12).

<p align="center">***************************</p>



+27 11 343 2000

4th Floor President Place, Cnr. Jan Smuts Avenue & Bolton Road,

Rosebank, Johannesburg, South Africa, 2196

www.lesakatech.com